Exhibit 99.T3E

CONFIDENTIAL OFFERING MEMORANDUM AND CONSENT SOLICITATION STATEMENT

MTS, INCORPORATED

Exchange Offer to Holders of 9 3/8% Senior Subordinated Notes due 2005

Solicitation of Consents of the Holders of Senior Subordinated Notes to Amend the Indenture Dated as of
April 23, 1998, Between MTS, Incorporated, as Issuer, and U.S. Bank, N.A., as Trustee, Under Which
the Senior Subordinated Notes are Governed

Solicitation of Consents of the Holders of Class B Common Stock to Amend the Articles of Incorporation
of MTS, Incorporated to Eliminate Class A Common Stock and Amend the Terms of Class B
Common Stock, and to Approve a 1,500-to-1 Stock Split

Solicitation of Votes on a Prepackaged Plan of Reorganization Under Chapter 11 of the United States
Bankruptcy Code from Certain Holders of Impaired Claims and Interests

Dated November 17, 2003

The Exchange Offer (as defined herein) made pursuant to this offering memorandum will expire at 5:00 p.m., New York time, on Wednesday, December 17, 2003, unless extended (as defined herein, the “Expiration Date”).  Votes to accept or reject the Prepackaged Plan must be received on or before the Expiration Date.

The Exchange Offer is being made in reliance upon an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), for an offer and sale of securities which does not involve a public offering.  The securities offered have not been registered with or approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities authority, nor has the SEC, any state securities authority or any similar authority or any court passed upon the accuracy or adequacy of the information contained in this offering memorandum or upon the merits of the Restructuring (as defined herein).  Any representation to the contrary may be a criminal offense.  This offering memorandum does not constitute an offer to any person in any jurisdiction in which the Exchange Offer would be unlawful and the Exchange Offer is not being made to, and tenders will not be accepted from, holders of Notes (as defined herein) in jurisdictions in which the Exchange Offer or acceptance thereof would constitute a violation of the securities or blue sky laws of that jurisdiction.

Questions and requests for assistance or for additional copies of this offering memorandum, the accompanying consent letter, or any other required documents may be directed to Innisfree M&A Incorporated at its address and telephone number set forth on the back cover.  This offering memorandum and the accompanying materials are being sent to holders of Notes and Class B Common Stock (as defined herein) who were registered holders as of November 12, 2003.

TABLE OF CONTENTS

INTRODUCTION

FORWARD-LOOKING STATEMENTS

NOTICE TO INVESTORS

SUMMARY

RISK FACTORS

THE RESTRUCTURING AND THE LOCK-UP AGREEMENT

THE EXCHANGE RESTRUCTURING

THE PREPACKAGED PLAN

THE NEW NOTES AND THE NEW INDENTURE

TENDERING, CONSENTING AND VOTING PROCEDURES

CAPITALIZATION PRIOR TO AND FOLLOWING THE RESTRUCTURING

DESCRIPTION OF OUR CAPITAL STOCK

THE COMPANY

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE RESTRUCTURING AND THE PREPACKAGED PLAN

ACCOUNTING TREATMENT

Exhibits

Exhibit A	The Lock-Up Agreement
Exhibit B	Form of the Escrow Agreement
Exhibit C	Form of the Prepackaged Plan
Exhibit D	Confidential Information
Exhibit E	Confidential Information
Exhibit F	Form of the Governance Agreement
Exhibit G	Consolidated Liquidation Analysis under Chapter 7
Exhibit H	Form of the New Indenture
Exhibit I	Form of Amended and Restated Articles of Incorporation of the Company

Appendices

Appendix A	2003 Unaudited Financial Statements of the Company
Appendix B	2002 Unaudited Financial Statements of the Company

This offering memorandum is confidential, is intended solely for the purposes stated herein and may not be reproduced or redistributed by the recipients, in whole or in part, nor may any of its contents be disclosed to anyone other than the parties to whom it is distributed by us, except as expressly authorized hereby.  A holder of Notes may make this offering memorandum available to a prospective transferee of such Notes solely in connection with such prospective transfer and solely on a confidential basis.  This offering memorandum contains certain financial and other information regarding us that is material nonpublic information.  Federal securities laws prohibit the purchase and sale of securities on the basis of material nonpublic information, and persons who purchase or sell securities on the basis of material nonpublic information, or disseminate information to others who do so, may be subject to penalties.

INTRODUCTION

This offering memorandum is provided on a confidential basis for use solely by the holders of the outstanding 9 3/8% Senior Subordinated Notes due 2005 (the “Notes”) and the current outstanding Class B Common Stock, no par value (the “Class B Common Stock”) of MTS, Incorporated in connection with a proposed restructuring.

The proposed restructuring will be accomplished through one of two alternatives: the Exchange Restructuring or the Prepackaged Plan.  In order to effect the Exchange Restructuring, pursuant to this offering memorandum, we are:

•              offering to holders of Notes who tender their Notes, upon the terms and subject to the conditions set forth in this offering memorandum and in the accompanying Consent, Letter of Transmittal and Prepetition Ballot (collectively, the “Letter of Transmittal”), to issue $30 million in aggregate principal amount of new notes (as described below, the “New Notes”) and 8,500,000 shares of our New Common Stock (defined below) in exchange for all of the outstanding principal amount of Notes tendered (the “Exchange Offer”);

•              soliciting consents of holders of Class B Common Stock to, among other things, (i) amend our Articles of Incorporation as described herein to, among other things, cancel and eliminate our Class A Common Stock, no par value, of which no shares are presently outstanding, (ii) redesignate our Class B Common Stock as Common Stock (the “New Common Stock”), (iii) amend certain terms of the New Common Stock, (iv) approve a 1,500-to-1 stock split in the New Common Stock and authorize the issuance of up to 100,000,000 shares of New Common Stock, and (v) increase the number of members of our board of directors from four to five (the “Charter Amendments” and, together with the Exchange Offer and the Solicited Consents (defined below), the “Exchange Restructuring”);

•              soliciting consents of holders of Notes to amend the Indenture, dated as of April 23, 1998, between us, as issuer, and U.S. Bank, N.A., as trustee (the “Old Indenture Trustee”), under which the Notes are currently governed and any Notes not tendered in the Exchange Offer will continue to be governed (the “Old Indenture”) to, among other things, eliminate the protective covenants included therein (the “Old Indenture Amendments”); and

•              soliciting consents of holders of Notes to waive any event of default under the Old Indenture, including any rights and remedies arising therefrom (including such holders’ rights pursuant to Section 6.02 of the Old Indenture to declare the principal of and interest on the Notes to be immediately due and payable) (the “Old Indenture Waiver”).

In order to effect the Prepackaged Plan, pursuant to this offering memorandum, we are additionally:

•              soliciting votes of the holders of Notes and Class B Common Stock to accept or reject a prepackaged plan of reorganization under Chapter 11 of the United States Bankruptcy Code (the

i

“Prepackaged Plan”) to effectuate the transactions hereunder (but only in the event that we are directed to file the Prepackaged Plan as provided in the Lock-Up Agreement (described below)).

Additionally, we are soliciting consents of holders of Notes to tender their Notes upon the closing of any acquisition of the Company in exchange for consideration that is economically consistent with the consideration the holders would have received had the Restructuring taken place immediately before such acquisition (this consent, together with the consent to the Old Indenture Waiver and the Old Indenture Amendments, are sometimes collectively referred to as the “Solicited Consents”).

The effects of the transactions summarized above, whether accomplished by means of the Exchange Restructuring or through the confirmation and effectuation of the Prepackaged Plan, are herein referred to collectively as the “Restructuring.”  See “Risk Factors” for a discussion of certain factors which should be considered in connection with the Exchange Restructuring.  The date on which the Restructuring may be consummated is referred to herein as the “Closing,” and the date on which the Prepackaged Plan may be consummated is referred to herein as the “Effective Date.”

The record date for shares of Class B Common Stock participating in the Exchange Restructuring and for holders of Notes and Class B Common Stock voting to accept or reject the Prepackaged Plan is November 12, 2003 (the “Record Date”).  Only beneficial owners of record of Class B Common Stock at the close of business on the Record Date may participate in the Exchange Restructuring and/or vote to accept or reject the Prepackaged Plan, and parties wishing to participate in the Exchange Restructuring or vote to accept or reject the Prepackaged Plan must return the appropriate paperwork to the Exchange Agent by the Expiration Date.

M&A Transaction

At the same time that we are soliciting consents to participate in the Exchange Restructuring and votes to accept or reject the Prepackaged Plan pursuant to this offering memorandum, we are also actively seeking to enter into a transaction to be acquired by a third party (an “M&A Transaction”).  Pursuant to the terms of the Lock-Up Agreement, we have agreed to structure any M&A Transaction, including an M&A Transaction consummated under the Prepackaged Plan, in a manner calculated to provide to holders of Notes and Class B Common Stock consideration that is economically consistent with the consideration they would have received had the Restructuring taken place immediately before the M&A Transaction, and the Holders who are party to the Lock-Up Agreement have agreed to tender their Notes at the closing of any M&A Transaction.  By consenting to the Exchange Restructuring, you will additionally be consenting to tender your Notes upon the closing of any M&A Transaction in exchange for consideration that is economically consistent with the consideration you would have received had the Restructuring taken place immediately before the M&A Transaction.

Reservation Of Right To Withdraw Exchange Restructuring And/Or Prepackaged Plan

To the extent permitted by applicable law and the Lock-Up Agreement, we also reserve the right to withdraw or amend the Exchange Restructuring or the Prepackaged Plan, before or after the Expiration Date.

FORWARD-LOOKING STATEMENTS

This offering memorandum contains “Forward-Looking Statements.”  All statements other than statements of historical facts included in this offering memorandum regarding our operations, financial position and business strategy may constitute forward-looking statements.  In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from our expectations are disclosed in this offering memorandum, including, without limitation, in conjunction with the forward-looking statements included in this offering memorandum under “Risk

Factors.”  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements.

Although stated with particularity, the pro forma financial information is unaudited and is based on a variety of generalizations, estimates and assumptions.  Such generalizations, estimates and assumptions are considered reasonable by management, although they may prove to have been incorrect or unfounded; further, they are inherently subject to significant economic, competitive, tax and other uncertainties beyond our control.  There can be no assurance that the pro forma results will be realized, and actual results may vary materially and adversely from those projected.

NOTICE TO INVESTORS

The securities offered hereby have not been registered under the Securities Act and have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this memorandum.  Any representation to the contrary may be a criminal offense.

The Exchange Offer is being made in reliance upon an exemption from registration under the Securities Act for an offer and sale of securities which does not involve a public offering.  Neither the New Notes nor the New Common Stock have been registered under the Securities Act or any state securities laws and, unless registered, may not be offered or sold except under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.  The Exchange Offer is being made only to holders of Notes that are either “accredited investors” or “qualified institutional buyers” (as defined under Rule 501(a) or Rule 144A under the Securities Act, respectively), in reliance on the exemption from the registration requirements of the Securities Act.  Accordingly, each holder surrendering Notes in the Exchange Offer will be required to represent that such holder is exchanging Notes for its own account or for one or more accounts as to which it exercises sole investment discretion, and not with a view towards distribution of the New Notes or New Common Stock in violation of the Securities Act or any state securities laws, and that it is either an “accredited investor” or a “qualified institutional buyer” at the time of the issuances of the New Notes and the New Common Stock and it is aware that the issuance of the New Notes and the New Common Stock to it will be made in reliance on exemption from registration under the Securities Act.

In making an investment decision regarding the New Notes and the New Common Stock offered for exchange hereby, holders of Notes must rely on their own examination of the Company and the terms of the Exchange Offer, including, without limitation, the merits and risks involved.  The Exchange Offer is being made on the basis of this offering memorandum.  The information contained in this offering memorandum was provided by us and other sources believed by us to be reliable, but no assurance can be given as to the accuracy and completeness of such information.  We are not incorporating any information by reference into this offering memorandum except as specifically identified herein.  In particular, please see the discussion of our historical financial statements under “Summary Consolidated Financial Data” at page 15.

Each person receiving this offering memorandum and participating in the Exchange Offer will also be deemed to:

•      acknowledge that such person has been afforded an opportunity to request from us and to review, and has received, all additional information considered by it to be necessary to verify the accuracy of or to supplement the information herein;

•      acknowledge that it has not relied on us or any person affiliated with us in connection with its investigation of the accuracy of such information or its investment decision;

•      acknowledge that no person has been authorized to give information or to make any representation concerning us or the New Notes and the New Common Stock other than as contained herein and, if given or made, such other representation should not be relied upon as having been authorized by us or any other person;

•      acknowledge that the New Notes and New Common Stock have not been registered under the Securities Act or any state securities laws;

•      agree that it will give to each person to whom it transfers New Notes or New Common Stock notice of any and all restrictions on transfer of the New Notes or New Common Stock;

•      acknowledge that if an offer, sale, pledge, or other transfer of the New Notes or New Common Stock (other than pursuant to an effective registration statement) is to be made within two years after the last original issuance of the New Notes or New Common Stock, such person must furnish to the trustee such certifications, legal opinions or other information as we may reasonably require to confirm that the proposed transfer is being made pursuant to an exemption from registration under the Securities Act or in a transaction not subject to the Securities Act;

•      acknowledge that we and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements and agree that if any acknowledgment, representation or agreement deemed to have been made by its participation in the Exchange Offer is no longer accurate, it shall promptly notify us; and

•      if it is acquiring any of the New Notes or New Common Stock as fiduciary or agent for one or more investor accounts, represent that it has sole investment discretion with respect to each account and it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account and that each such account is eligible to purchase the New Notes and New Common Stock.

No representation or warranty, express or implied, is made by us as to the accuracy or completeness of any of the information set forth herein, and nothing contained in this offering memorandum is or shall be relied upon as a promise or representation, whether as to the past or the future.  The information contained herein is as of the date hereof and is subject to change, completion or amendment without notice.  Neither the delivery of this offering memorandum at any time nor any subsequent commitment to enter into any exchange shall, under any circumstances, create any implication that there has been no change in the information set forth herein or in the affairs of us and our subsidiaries since the date hereof.

We reserve the right not to accept surrendered eligible Notes from any tendering holder if such acceptance could, in our sole determination, affect the availability of a private placement exemption under, or result in a violation of, applicable federal or state securities laws.  This offering memorandum does not constitute an offer to any person in any jurisdiction in which the Exchange Offer would be unlawful, and the Exchange Offer is not being made to, and tenders will not be accepted from, holders of eligible Notes in states in which the Exchange Offer or acceptance thereof would constitute a violation of the securities or blue sky laws of that jurisdiction.

Holders of Notes and Class B Common Stock are not to construe the contents of this offering memorandum as legal, business or tax advice.  Each holder should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning this offering.

Each certificate representing a New Note or New Common Stock will bear the following legend (unless that New Note or New Common Stock, as applicable, has been sold pursuant to a registration statement that has been declared effective under the Securities Act):

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT IN ACCORDANCE WITH THE SECURITIES ACT, THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION THEREUNDER, AND ALL APPLICABLE STATE SECURITIES LAWS.

SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements contained elsewhere in or incorporated by reference into this offering memorandum, as well as by the express terms of any documents referred to herein.  All references to the Company, “we,” “our” and “us” refer to MTS, Incorporated, a California corporation, and, unless the context otherwise indicates, its subsidiaries.

The Company

Founded in 1960, we are one of the largest specialty retailers of recorded music and movies in the United States in terms of revenues and one of the most widely recognized music retail brand names in the world. We offer a diversified line of music and movie products including compact discs, DVD and VHS recorded movies, recorded audio cassettes, and other complementary products, including books, magazines, video games, blank tapes,  personal electronics and accessories.

Our headquarters are located at 2500 Del Monte Street, West Sacramento, California 95691, Telephone Number: (916) 373-2500.  For a more complete description of our business, see “The Company.”

Background

We are currently in a precarious financial situation.  We have not made required interest payments on the Notes since November 2002.  In the Lock-up Agreement, the holders of approximately 91% of the Notes agreed not to take action based on these defaults (or any other defaults) so long as the Lock-Up Agreement is in effect.   If the Lock-Up Agreement were to terminate, as a result of such payment defaults and other potential defaults, the holders of the Notes could accelerate the maturity thereof.  Such defaults and such acceleration could lead to defaults under and acceleration of other indebtedness as well.  Our financial position has been discussed in filings made with the SEC and is generally known to our suppliers and creditors.  We believe it is imperative to consummate the Restructuring, improve our capital structure and reestablish normal relations with all of our creditors and suppliers as swiftly as possible.  There is a substantial likelihood that we will be forced to initiate bankruptcy proceedings without a prepackaged plan and without agreement from significant creditor groups such as that exemplified by the Lock-Up Agreement if the Restructuring is not consummated and we are unable to complete an M&A Transaction.  In such event, we would likely remain under bankruptcy court jurisdiction for an extended period of time.  The result, we believe, could be a material erosion of our market position and ability to conduct our business, with consequent detrimental effect on our abilities to satisfy our indebtedness and other liabilities.  For a more complete description of factors leading to the Restructuring, see “The Restructuring and Lock-Up Agreement.”

The Restructuring is anticipated to have substantially similar structural results whether effected as the Exchange Restructuring or pursuant to the Prepackaged Plan.  By substantially reducing our debt service obligations and overall level of indebtedness, the Restructuring is designed to provide us with reduced debt service burden, financial stability and access to liquidity necessary for the maintenance of normal relationships with creditors and suppliers.

We are proposing the Restructuring through one of two alternatives:

•      The Exchange Restructuring.  The Exchange Restructuring consists of the Exchange Offer, the Charter Amendments and the Solicited Consents, which are described below.

•      The Prepackaged Plan.  Concurrently with the Exchange Offer and solicitation of consents, we are soliciting votes for the Prepackaged Plan, which may be implemented if we are unable to obtain the necessary consents to effect the Exchange Restructuring or if we are directed to do so by the holders of the Notes as provided in the Lock-Up Agreement.

The Lock-Up Agreement

Prior to the circulation of this offering memorandum, we entered into a lock-up agreement (the “Lock-Up Agreement”) with: the holders of approximately 91% of the Notes outstanding (the “Consenting Holders”); Tower Records, Incorporated as the current holder of all of the issued and outstanding Class B Common Stock (the “Current Shareholder”); Mr. Russell Solomon, the founder and current Chairman Emeritus of the Company; and the Russell Solomon Trust, the Michael T. Solomon 1994 Trust, the David Solomon 1994 Trust, the Andrew Solomon Trust and the Aaron O. Solomon Trust, Mr. Michael Solomon and Mr. David Solomon (collectively, the “Solomon Interests”), which are the holders of all of the shares of the Current Shareholder.  The Lock-Up Agreement sets forth the terms and conditions of, and commitments of the parties with respect to, the Restructuring.

The Lock-Up Agreement provides, among other things, that the parties thereto will support and pursue the Exchange Restructuring and, if necessary or appropriate, the Prepackaged Plan.  Pursuant to the Lock-Up Agreement, the Consenting Holders agreed to tender their Notes in the Exchange Offer and to vote to accept the Prepackaged Plan, and the Current Shareholder agreed to approve the Charter Amendments and to vote to accept the Prepackaged Plan.  The Lock-Up Agreement is subject to termination in certain circumstances, as described more fully in this offering memorandum.  We believe that the agreement to accept the Prepackaged Plan by the Consenting Holders and the Current Shareholder, subject to certain conditions, makes it highly likely that we will receive the acceptances necessary to confirm the Prepackaged Plan should we seek confirmation of the Restructuring by means of the Prepackaged Plan.  Under the Prepackaged Plan, the holders of Notes and the Current Shareholder will receive the same consideration in exchange for their claims as they would receive in the Exchange Restructuring.  However, it should be noted that the value of that consideration, in particular the New Common Stock, could be adversely affected by the economic impact of bankruptcy on us.  See “Risk Factors—Risks Related to the Prepackaged Plan.”

For a more detailed description of the Lock-Up Agreement, see “The Restructuring and the Lock-Up Agreement.”  A copy of the Lock-Up Agreement is attached to this offering memorandum as Exhibit A, and the descriptions of the Lock-Up Agreement in this offering memorandum are summary only and are qualified in their entirety by the terms of the Lock-Up Agreement itself.

Summary Of Terms Of The Exchange Restructuring

The Exchange Offer	Subject to the terms and conditions stated herein, upon the consummation of the Exchange Offer, we will exchange all Notes tendered for a pro-rata share of:

• $30 million in aggregate principal amount of New Notes, as described below; and

• 8,500,000 shares of our New Common Stock.

For a description of the New Notes, and the material differences between the Notes and the New Notes, see “The New Notes and the New Indenture.”

After the Exchange Restructuring, we will have 100,000,000 shares authorized and 10,000,000 shares of New Common Stock outstanding.

Old Indenture Amendments

Due to the possibility that the Minimum Tender Condition (as defined below) may be reduced by us (with the consent of the Current Shareholder and holders of at least 85% of the total face amount of the Notes), concurrently with the Exchange Offer, we are soliciting the consent of holders of Notes to eliminate certain protective covenants contained in the Old Indenture so that any non-tendered Notes do not restrict our ability to effect the Exchange Offer or our future financial and operating flexibility.  Such covenants include restrictions on our ability to:

• incur additional indebtedness;

• pay dividends on or redeem our capital stock;

• make certain investments;

• consummate certain asset sales and sales of the stock of our subsidiaries;

• enter into transactions with affiliates; and

• create liens.

Notes tendered in the Exchange Offer (and not withdrawn prior to the Expiration Date) by noteholders will also constitute the delivery of a consent to the Old Indenture Amendments.  If the Old Indenture Amendments are approved, a supplemental indenture with respect to the Notes will be executed by us and the Old Indenture Trustee.  The supplemental indenture will be effective upon execution but will not be operative until the Effective Date.  IF THE EXCHANGE OFFER IS CONSUMMATED, HOLDERS OF NOTES WHO DO NOT EXCHANGE THEIR EXISTING NOTES IN THE EXCHANGE OFFER WILL BE BOUND BY THE OLD INDENTURE AMENDMENTS REGARDLESS OF WHETHER OR NOT SUCH HOLDER CONSENTED THERETO.  If 100% of the Notes are tendered pursuant to the Exchange Offer and the Exchange Restructuring is effected, the debt evidenced by the Notes will be extinguished and the Old Indenture will be terminated.

Solicited Consents	The consent of holders of Notes to:

•      tender their Notes upon the closing of any acquisition of the Company in exchange for consideration that is economically consistent with the consideration they would have received had the Restructuring taken place immediately before the M&A Transaction,

• approve the Old Indenture Amendments, and

•      waive any event of default under the Old Indenture, including any rights and remedies arising therefrom (including such holders’ rights pursuant to Section 6.02 of the Old Indenture to declare the principal of and interest on the Notes to be immediately due and payable).

Charter Amendments

Concurrently with the Exchange Offer, we are soliciting the approval of the Charter Amendments from the holders of our Class B Common Stock (all of which is presently held by the Current Shareholder), which will, among other things, (i) amend our Articles of Incorporation to cancel and eliminate our Class A Common Stock, no par value, of which no shares are presently outstanding, (ii) redesignate the Class B Common Stock as the New Common Stock, (iii) amend certain terms of the New Common Stock, (iv) approve a 1,500-to-1 stock split in the New Common Stock and authorize the issuance of up to 100,000,000 shares of New Common Stock, and (v) increase the number of members of our board of directors from four to five.

Escrow Agreement

The Current Shareholder’s shares of Class B Common Stock will convert into shares of New Common Stock (representing 15% of our equity issued and outstanding after the Closing) and be subject to the Escrow Agreement (a copy of which is attached hereto as Exhibit B) that provides, among other things, that two thirds of the Current Shareholder’s shares will be placed in escrow.  25% of the escrowed shares will be released on each of the four anniversaries following the Closing.  All of the escrowed shares will be immediately released from the escrow upon the death or disability of Mr. Russell Solomon, or upon a change of control of the Company.  Any shares held in escrow will be subject to repurchase by us at a nominal purchase price upon the occurrence of certain triggering events provided in the Employment Agreement.

Effects of Tendering, Consenting	By tendering Notes in the Exchange Offer, holders of Notes will also be consenting to the Solicited Consents and will be voting to accept the Prepackaged Plan.

Expiration Date

Holders of Notes or Class B Common Stock wishing to participate in the Exchange Offer must return the appropriate paperwork to the Exchange Agent by Wednesday, December 17, 2003, unless we extend such date in our sole discretion.

Vote Required

The consummation of the Exchange Offer (and hence the entire Exchange Restructuring) is conditioned upon tender of not less than 100% of the aggregate principal amount of the outstanding Notes (the “Minimum Tender Condition”).

The Minimum Tender Condition may be reduced below 100% with our consent and the consent of the Current Shareholder and Consenting Holders holding at least 85% of the total face amount of the Notes.  Therefore, the Exchange Offer may be approved even if less than 100% of the aggregate principal amount of the outstanding Notes is tendered. Pursuant to the Lock-Up Agreement, 91% of the aggregate principal amount of the outstanding Notes have agreed to support and pursue the Restructuring and to tender their Notes in the Exchange Offer.  If the Minimum Tender Condition is reduced, we will notify you.

If you do not consent to the Exchange Restructuring, the Old Indenture would require us to offer to repurchase your Notes for 101% of their aggregate face value upon the consummation of the Exchange Restructuring.  However, unless reduced with the consent of each of us, the Current Shareholder and Consenting Holders holding at least 85% of the total face amount of the Notes, the Minimum Tender Condition requires the tender of 100% of the Notes as a condition to the consummation of the Exchange Restructuring.

Approval of the Charter Amendments requires the consent of the holders of a majority of the Class B Common Stock.  Pursuant to the Lock-Up Agreement, the Current Shareholder, as the sole holder of the Class B Common Stock, has agreed to vote all its shares in favor of the Charter Amendments.

Terms of the New Notes	Upon the Closing of the Exchange Restructuring, the New Notes will be issued by us and have the following terms:

• Aggregate Principal Amount: $30 million.

• Ranking: Senior unsecured indebtedness of the Company, but subject to subordination in favor of our existing and future senior debt.

• Interest: (i) 2.0% per year payable in cash, plus (ii) at our option, either (a) 8.0% per year payable in cash, or (b) 10.0% per year to be capitalized as principal.

• Payment Dates: semi-annual.

• Maturity Date: Five years after the Closing of the Exchange Restructuring.

• Mandatory Redemption: Upon consummation of a sale of substantially all the assets of the Company or any change of control of the Company.

• The New Indenture will contain certain covenants which, among other things, restrict our ability to:

• incur additional indebtedness;

• pay dividends on or redeem our capital stock;

• make certain investments;

• consummate certain asset sales and sales of the stock of our subsidiaries;

• enter into transactions with affiliates;

• create liens; and

• consolidate, merge or sell all or substantially all of our assets.

The covenants set forth above are subject to a number of important qualifications and exceptions.

For a summary description of the material differences between the Notes and the New Notes, see “The New Notes and the New Indenture.”

Summary Of Terms Of The Prepackaged Plan

We have prepared the Prepackaged Plan as an alternative method for effecting the Restructuring if the conditions to the completion of the Exchange Offer, including the Minimum Tender Condition, are not met or waived but we receive the required acceptances to seek confirmation of the Prepackaged Plan.  In addition, as described below in “The Restructuring and the Lock-Up Agreement,” the holders of the Notes can direct us to file the Prepackaged Plan even if the conditions to the Exchange Offer have been met pursuant to the terms of the Lock-Up Agreement.  We are therefore soliciting the vote of each holder of Notes in favor of the Prepackaged Plan by circulating ballots for the Prepackaged Plan with this offering memorandum.

The Prepackaged Plan consists of a plan of reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) that would effect the same transactions contemplated by the Exchange Restructuring, including the issuance of the New Notes and New Common Stock to the holders of the Notes, and potentially the completion of an M&A Transaction that would result in the same economic effects for the holders of the Notes.  Under the Prepackaged Plan, the holders of Notes and the Current Shareholder will receive substantially the same consideration in exchange for their claims as they would receive in the Exchange Restructuring.  The Prepackaged Plan contemplates that bankruptcy petitions shall be filed by us and our direct and indirect subsidiaries, and also may be filed by our Current Shareholder, Tower Records, Incorporated.  The entities that ultimately commence such bankruptcy petitions are referred to collectively herein and in the Prepackaged Plan as the “Debtors.”  The Prepackaged Plan contemplates that the claims of the holders of the Notes and the interests of our Current Shareholder would be “impaired” by the Prepackaged Plan.

The following table summarizes the classification and material terms of the treatment of Claims and Interests under the Prepackaged Plan.  The classification and treatment for all classes are described in more detail under “The Prepackaged Plan – Classification and Treatment of Claims and Interests.”  The allocation of shares of New Common Stock under the Prepackaged Plan is set forth in “Capitalization Prior to and Following the Restructuring.”  All defined terms used herein and not defined will have the meanings assigned to them in the Prepackaged Plan.  This summary is qualified in its entirety by reference to the provisions of the Prepackaged Plan, a copy of which is attached hereto as Exhibit C.

Classification and Treatment of Claims and Interests

Class 1, Priority Claims (e.g., employee payroll, health benefits, vacation and sick leave, and certain miscellaneous debt)	Unimpaired

Allowed Claims in Class 1 (including those of Scheduled Employees) will be paid the allowed amount of such Claim in full, in cash, at the Debtors’ option (i) on the Effective Date, (ii) on the date such Claim becomes an Allowed Claim or (iii) in the ordinary course of business as such claims become due.  Holders are not entitled to vote to accept or reject the Plan.  The Debtors intend to pay holders of Claims in Class 1 in the ordinary course of business.

Class 2, Secured Claims (e.g., amounts due to and secured by liens of our lenders)	Unimpaired

Holders of Allowed Secured Claims will retain, unaltered, their original legal, equitable and contractual rights except that we may take such actions as are permitted under Bankruptcy Code section 1124, such as reinstating such Claims or paying the holders thereof the amount of such Allowed Claims on the later of the Effective Date or the date such Claim becomes an Allowed Claim, in either case with the result that each such Allowed Claim shall be unimpaired by the Plan.  Holders are not entitled to vote to accept or reject the Prepackaged Plan.

Class 3, General Unsecured Claims‚ (e.g., amounts owed to vendors in the ordinary course of business, including, without limitation, Trade Claims and Claims of the Old Indenture Trustee (including any such Claims for legal fees and expenses) and Prepetition Professional Claims)

Unimpaired

The legal, equitable and contractual rights of each holder of an Allowed Claim in Class 3 shall be unaltered by the Plan, except that the Debtors may take any actions as are permitted under Bankruptcy Code section 1124, such as reinstating such Claims or paying the holders thereof the amount of such Allowed Claims on the later of the Effective Date or the date such Claim becomes an Allowed Claim, in either case with the result that each such Allowed Claim shall be unimpaired by the Plan.  Holders are not entitled to vote to accept or reject the Prepackaged Plan.

Class 4, Claims of Holders of Notes	Impaired

Holders of Allowed Claims in Class 4 will receive, in the aggregate, their Pro Rata Share (as defined in the Prepackaged Plan) of (i) (a) $30 million in aggregate principal amount of New Notes and (b) 8,500,000 shares of New Common Stock (representing 85% of the equity in the Company issued and outstanding after the Effective Date), or (ii) in the event that an M&A Transaction is effected through the Prepackaged Plan, consideration that is economically consistent with the consideration they would have received had the Restructuring taken place immediately before the M&A Transaction.

Class 5, Class B Common Stock	Impaired

The Current Shareholder will retain its shares, which will represent 15% of the equity in the Company issued and outstanding after the Effective Date (and will thereafter be part of the New Common Stock) and will enter into the Escrow Agreement (a copy of which is attached hereto as Exhibit B) that provides, among other things, that two thirds of the Current Shareholder’s shares will be placed in escrow.  25% of the escrowed shares will be released to the Current Shareholder on each of the four anniversaries following the Effective Date.  All of the escrowed shares will be immediately released to the Current Shareholder from the escrow upon the death or disability of Mr. Russell Solomon, or upon a change of control of the Company.  Any shares held in escrow will be subject to repurchase by us at a nominal purchase price upon the occurrence of certain triggering events provided in the Employment Agreement.  In the event that an M&A Transaction is effected through the Prepackaged Plan, the Current Shareholder will receive consideration that is economically consistent with the consideration it would have received had the Restructuring taken place immediately before the M&A Transaction.

Class 6, Other Interests	Unimpaired

Holders of Allowed Interests in Class 6 will retain their Interests. Holders are not entitled to vote to accept or reject the Prepackaged Plan.

Administrative Expenses (unclassified)	Unimpaired

Allowed Administrative Claims (as defined in the Prepackaged Plan) will be paid in cash, on the later of (i) the Effective Date and (ii) the date on which such Claim becomes an Allowed Administrative Claim; provided, however, that Administrative Claims not yet due or that represent obligations incurred by the Debtors in the ordinary course of their business during the Chapter 11 case of the Debtors (the “Reorganization Case”), or assumed by the Debtors during the Reorganization Case, will be paid or performed when due in the ordinary course of business and in accordance with the terms and conditions of the particular agreements governing such obligations.

Priority Tax Claims (Unclassified)	Unimpaired

Allowed Priority Tax Claims (as defined in the Prepackaged Plan) will be paid in cash, at our option, (i) on the Effective Date, (ii) on the date such claim becomes an Allowed Priority Tax Claim (as defined in the Prepackaged Plan), (iii) together with interest from the Effective Date, in equal quarterly installments over a period not exceeding six years after the date of assessment of such tax or (iv) in the ordinary course of business as such claims become due.

Retained Professionals (Unclassified)	Unimpaired

Professionals employed at the expense of the Debtors’ estates and entities that may be entitled to an allowance of fees and expenses from the Debtors’ estates under sections 503(b)(2) through 503(b)(6) of the Bankruptcy Code will be paid by the Debtors, in cash, as soon as practicable after the entry of an order approving such allowance of compensation or reimbursement of expenses.  For these purposes, professionals employed at the expense of the Debtors’ estates will include without limitation the professionals representing the Debtors’ estates as well as those representing any Representative Committee, and unless ordered otherwise by the Bankruptcy Court, from and after the entry of the Confirmation Order such professionals will not be required to file fee applications with the Bankruptcy Court, and the Debtors may pay such professionals in the ordinary course for fees and expenses incurred after the Confirmation Order.

Bar Dates

Unless otherwise ordered by the Bankruptcy Court, holders of Claims in Classes 1, 2 and 3 (other than those Claims in any such Class arising from rejection of Executory Contracts under Article IX of the Plan) need not file proofs of claim with the Bankruptcy Court and shall be subject to Bankruptcy Court process only to the extent provided in the Plan.  On and after the Effective Date, all such Claims shall be paid in the ordinary course of business of the Debtors.  If the Debtors dispute any such Claim, such dispute shall be determined, resolved or adjudicated, as the case may be, in a manner as if the Reorganization Case had not been commenced and shall survive the Effective Date and consummation of the Plan as if the Reorganization Case had not been commenced, provided that (i) the Debtors may elect, at their sole option, to proceed by objection under section 502 and other applicable provisions of the Bankruptcy Code and Bankruptcy Rules with respect to any proof of claim filed by or on behalf of the holder of a Claim in any Class and (ii) any Claim resulting from an Executory Contract rejected under Article IX of the Plan shall be determined in accordance with the provisions of that Article.  Notwithstanding the foregoing, unless otherwise ordered by the Bankruptcy Court, the Debtors may elect, at their sole option, to establish one or more bar dates and require the filing of proofs of claims by holders of Claims in Classes 1, 2 and/or 3 and/or non-debtor parties to executory contracts and unexpired leases rejected pursuant to Section 365 or 1123 of the Bankruptcy Code.

Other Provisions

Acceptance of the Prepackaged Plan

All holders of Claims or Interests in unimpaired classes (i.e., Classes 1, 2, 3 and 6) are conclusively presumed under the Bankruptcy Code to have accepted the Prepackaged Plan.  Only holders (with respect to the Class B Common Stock, on the Record Date) of Claims or Interests in an impaired class that will receive or retain property under the Prepackaged Plan (i.e., Classes 4 and 5) are entitled to vote on the Prepackaged Plan.  A class of Claims (in this case, the holders of the Notes) has accepted the Prepackaged Plan if it is approved by holders who hold at least two-thirds in amount and more than one-half in number of the Allowed Claims voting in such class.  A class of Interests (in this case the holders of Class B Common Stock) has accepted the Prepackaged Plan if votes to accept the Prepackaged Plan are cast by holders who hold at least two-thirds in amount of the Interests voting in such class.  Pursuant to the Lock-Up Agreement, holders of over two-thirds of the Notes, and the current holder of all Class B Common Stock, have agreed with us that they, subject to certain conditions, would accept the Prepackaged Plan.  Therefore we believe that we will receive sufficient acceptances of the Prepackaged Plan to seek confirmation of the Prepackaged Plan.  See “The Prepackaged Plan – Requirements for Prepackaged Plan Confirmation.”

Charter Amendment

We will adopt and file a Charter Amendment to its existing certificate of incorporation, which shall, among other things, (i) include a provision prohibiting the issuance of nonvoting equity securities as required by Bankruptcy Code section 1123(a)(6), (ii) cancel and eliminate our Class A Common Stock, no par value, of which no shares are presently outstanding, (iii) redesignate our Class B Common Stock as the New Common Stock, (iv) amend certain terms of the New Common Stock, (v) approve a 1,500-to-1 stock split in the New Common Stock and authorize the issuance of up to 100,000,000 shares in total of New Common Stock, and (vi) increase the number of members of our board of directors from four to five.

Discharge and Releases of Claims:	Upon the consummation of the Prepackaged Plan:

•      except as expressly provided in the Prepackaged Plan, all claims against the Debtors which any holder of Claims or Interests may possess as a result of the acquisition or possession of such Claim or Interest will be discharged;

•      each holder of a Claim or Interest that votes in favor of the Prepackaged Plan, to the fullest extent allowable by law, each entity that receives or retains property under the Prepackaged Plan and each party to the Lock-Up Agreement and each of the Debtors will be deemed to waive and release all claims relating to the Debtors and their respective officers and Boards of Directors, the Reorganization Case, the Lock-Up Agreement, the Employment Agreement, the Separation Agreement, the Old Indenture or the Plan that such entity has against the Debtors, any Representative Committee, the Old Indenture Trustee, any party to the Lock-Up Agreement (which release will be in addition to the discharge of Claims and termination of Interests provided in the Plan and under the Confirmation Order and the Bankruptcy Code), provided that such releases will not apply to (i) any and all indemnification obligations of the Debtors to Mr. Michael Solomon and/or Mr. Russell Solomon as provided by the Lock-Up Agreement, (ii) any and all rights, claims provided to or reserved by the parties to the Lock-Up Agreement, the Employment Agreement, the Separation Agreement, the Non-Compete Agreement (as defined in the Lock-Up Agreement) and the other documents associated therewith in or under such documents or the Prepackaged Plan; and

•      the Debtors will release certain claims (including fraudulent conveyance and preference claims) they may have against certain persons, including the Debtors present and former directors and officers and holders of Claims or Interests.

For more information, see “The Prepackaged Plan – Releases.”

Modification of the Prepackaged Plan:

We, subject to the consent of the parties to the Lock-Up Agreement as may be required thereby, reserve the right to amend or modify the terms of the Prepackaged Plan or waive any conditions thereto, if and to the extent that we determine that such amendments, modifications or waivers are necessary or desirable in order to consummate the Prepackaged Plan.  We will give holders of Claims and Interests such notice of such amendments, modifications or waivers as may be required by applicable law.  See “The Prepackaged Plan – Modification of the Prepackaged Plan.”  It is also possible that the Bankruptcy Court could modify the terms of the Prepackaged Plan before confirming it.  See “Risk Factors – Risks Relating to the Prepackaged Plan.”  By voting to accept the Prepackaged Plan, you are consenting to such amendments as may be agreed to or imposed, subject to the conditions set forth in the Lock-Up Agreement.

Certain First Day Orders:

In addition to customary procedural motions typically filed on the first day of a bankruptcy case, we intend to file with the Bankruptcy Court a number of motions which attempt to expedite payments to trade creditors and employees and ameliorate the effects of the bankruptcy proceeding on us, our creditors and employees.  For example, we intend to file a motion permitting us to pay as they come due all prepetition claims unimpaired under the Prepackaged Plan or, should the Bankruptcy Court not permit such treatment, to pay in the normal course of business prepetition trade claims of creditors that continue to ship product and provide services to us.  We will similarly file a motion seeking authority to pay prepetition employee expenses and health claims in order that employees be paid on an uninterrupted, regular basis for wages and health insurance benefits that accrued prior to the filing of the Reorganization Case and to assume the Employment Agreement, the Separation Agreement and certain employment, retention and severance agreements.  While we will use our best efforts to obtain the approval of the Bankruptcy Court, there can be no assurance that the Bankruptcy Court will grant any such approvals, and the Prepackaged Plan is not conditioned upon the Bankruptcy Court granting any such approvals.

Board Of Directors Following The Restructuring (Exchange Restructuring or Prepackaged Plan)

Pursuant to the Lock-Up Agreement, the Current Shareholder and the Consenting Holders have agreed to enter into a governance agreement in the form of Exhibit F (the “Governance Agreement”) concerning the governance of the Company following the Restructuring, whether accomplished through the Exchange Restructuring or the Prepackaged Plan.  The Board of Directors following the Restructuring will initially consist of five directors.  The Governance Agreement will provide that (a) one director will be appointed by the Current Shareholder so long as the Current Shareholder holds no less than 7.5% of the fully diluted shares of New Common Stock (for this purpose, treating escrowed shares as being held by the Current Shareholder) and persons or entities affiliated with the family of Mr. Russell Solomon continue to hold all of the shares of the Current Shareholder, and (b) the other shareholders will be entitled to designate the remaining four directors.  The Governance Agreement will also provide that parties entitled to designate any director will also have the right to remove such director and designate his or her replacement.

Alternatives To The Restructuring

At the same time that we are soliciting consents to participate in the Exchange Restructuring and votes to accept or reject the Prepackaged Plan pursuant to this offering memorandum, we are also actively seeking to be acquired by a third party (an “M&A Transaction”).  Pursuant to the terms of the Lock-Up Agreement, we have agreed to structure any M&A Transaction in a manner calculated to provide to holders of Notes and Class B Common Stock consideration that is economically consistent with the consideration they would have received had the Restructuring taken place immediately before the M&A Transaction.  There can be no guaranty that we will be able to find a buyer or that any proposed M&A Transaction would ultimately close.

By consenting to the Exchange Restructuring, you will additionally be consenting to tender your Notes upon the closing of any M&A Transaction in exchange for consideration that is economically consistent with the consideration you would have received had the Restructuring taken place immediately before the M&A Transaction.

Risk Factors

Prior to deciding whether to participate in the Restructuring, you should carefully consider all of the information contained and incorporated by reference in this offering memorandum, especially the information set forth in “Risk Factors” at page 21.

Tendering, Consenting And Voting Procedures

The following table summarizes the provisions relating to participating in the Exchange Restructuring and voting to accept or reject the Prepackaged Plan.

Record Date:

The record date for shares of Class B Common Stock participating in the Exchange Restructuring and for voting to accept or reject the Prepackaged Plan is November 12, 2003 (the “Record Date”).  Only beneficial owners of record of Class B Common Stock at the close of business on the Record Date may participate in the Exchange Restructuring and/or vote to accept or reject the Prepackaged Plan.  This offering memorandum is being sent to holders of the Notes of record on November 12, 2003 and any eligible holder may participate in the Exchange Restructuring and/or vote on the Prepackaged Plan.

Expiration Date:

Holders of Notes and Class B Common Stock wishing to participate in the Exchange Restructuring or vote to accept or reject the Prepackaged Plan must return the appropriate paperwork to the Exchange Agent by Wednesday, December 17, 2003, unless such date is extended by us in our sole discretion (such date the “Expiration Date”).

Procedures for Holders of Notes:

A holder electing to tender Notes in the Exchange Offer should follow the procedures described in “Tendering, Consenting and Voting Procedures.”  By validly tendering their Notes in the Exchange Offer and not withdrawing before the Expiration Date, holders of Notes will also be consenting to the Solicited Consents and will be voting to accept the Prepackaged Plan.  See “The Exchange Restructuring – Proposed Amendments to the Old Indenture” and “The Prepackaged Plan.”  Holders of Notes may not tender their Notes in the Exchange Offer and vote to reject the Prepackaged Plan.  Holders of Notes that do not tender their Notes but that wish to reject the Prepackaged Plan must deliver to the

Exchange Agent, prior to the Expiration Date, a duly executed Notice of Rejection.  We are not accepting partial tenders of eligible Notes.  Accordingly, holders wishing to validly tender their Notes must tender all of their Notes.

Procedures for Beneficial Owners

Holders of record may tender Notes or shares of Class B Common Stock in the Exchange Offer and/or vote to accept or reject the Prepackaged Plan on behalf of beneficial owners only if they have actual authority to do so.  Therefore, beneficial owners of Notes and Class B Common Stock held of record (with respect to the Class B Common Stock, on the Record Date) in the name of a broker, dealer, bank, trust company or other nominee should return the beneficial owner documentation received by them to the record holder by December 12, 2003 so that the record holder may return a Master Ballot to the Exchange Agent on their behalf by the Expiration Date.

Procedures for Holders of Class B Common Stock:	Holders of Class B Common Stock, if electing to consent to the Restructuring, should follow the procedures described in “Tendering, Consenting and Voting Procedures.”

Withdrawal Rights and Revocation:

Letters of Transmittal, Ballot and Consent Letters or Notices of Rejection may be withdrawn by holders of Notes or Class B Common Stock at any time prior to the Expiration Date by following the procedures described in this offering memorandum.  See “Tendering, Consenting and Voting Procedures.”  However, any such withdrawal will not affect any party’s obligations under the Lock-Up Agreement.

Interest on the Notes Tendered

Interest on the Notes has been accruing since November 1, 2002, which was the last date on which interest for Notes was paid.  We did not make the interest payments on the Notes that were due on May 1 and November 1, 2003 (the “Notes Unpaid Interest Amount”), which were the last scheduled interest payment dates for the Notes.

We will not pay any of the interest accrued on the eligible Notes tendered in the Exchange Offer on the Closing Date.  Accordingly, if the Exchange Offer is consummated, record holders of eligible Notes that were exchanged in the Exchange Offer will waive payment of an amount equal to the accrued and unpaid interest (including any default interest) on the exchanged Notes from November 1, 2002 to the Closing Date (whether or not such holders continue to own Notes).

The Exchange Agent:

The record holder of Class B Common Stock should return its Ballot and Consent Letter and any other documents required hereby, and record holders of the Notes should return their Letters of Transmittal, Notices of Rejection or Master Ballots and any other documents required hereby to: The Bank of New York, Corporate Trust Operation, Reorganization Unit, 101 Barclay Street – 7 East, New York, NY  10286, Attn: Mr. William Buckley, Telephone Number: (212) 815-5788, Fax: (212) 298-1915.  Beneficial owners should follow the directions in the materials received from the record holder.

It is important that all holders of Notes and Class B Common Stock vote to accept or reject the Prepackaged Plan because, under the Bankruptcy Code, for purposes of determining whether the requisite acceptances have been received, only holders who vote will be counted.  Failure by a holder to send a duly completed and signed Letter of Transmittal, Notice of Rejection or Ballot and Consent Letter will be deemed to constitute an abstention by such holder with respect to a vote regarding the Prepackaged Plan.  Abstentions as a result of not submitting a duly completed and signed Letter of Transmittal, Notice of Rejection or Ballot and Consent Letter will not be counted as votes to accept or reject the Prepackaged Plan.

Recommendations of the Board of Directors With Respect To The Restructuring

Our Board of Directors has approved the Restructuring and recommends that holders of Notes and Class B Common Stock participate in the Exchange Restructuring and vote to accept the Prepackaged Plan.

Reservation Of Right To Withdraw Exchange Restructuring And Prepackaged Plan

At the same time that we are soliciting consents to participate in the Exchange Restructuring and votes to accept or reject the Prepackaged Plan pursuant to this offering memorandum, we are also actively seeking to be acquired by a third party in an M&A Transaction.  Pursuant to the terms of the Lock-Up Agreement, we have agreed to structure any M&A Transaction in a manner calculated to provide to holders of Notes and Class B Common Stock consideration that is economically consistent with the consideration they would have received had the Restructuring taken place immediately before the M&A Transaction, and the Consenting Holders have agreed to tender their Notes at the closing of any M&A Transaction.  By consenting to the Exchange Restructuring, you will additionally be consenting to tender your Notes upon the closing of any M&A Transaction in exchange for consideration that is economically consistent with the consideration you would have received had the Restructuring taken place immediately before the M&A Transaction.  To the extent permitted by applicable law and the Lock-Up Agreement, we also reserve the right to withdraw or amend the Exchange Restructuring or the Prepackaged Plan, before or after the Expiration Date.

Federal Income Tax Considerations (Exchange Restructuring and Prepackaged Plan)

For a discussion of certain federal income tax consequences of the Restructuring (whether as the Exchange Restructuring or the Prepackaged Plan) to you and to us, see “Certain Federal Income Tax Consequences of the Exchange Restructuring and the Prepackaged Plan.”

Fees And Expenses

We will pay the expenses of the solicitation, including the fees of the Exchange Agent and the Information Agent.  The principal solicitation is being made by mail; however, additional solicitation may be made by telephone or in person by our officers and regular employees.  Arrangements may also be made with brokerage houses and other custodians, nominees and fiduciaries to forward the offering memorandum and related material to the beneficial owners of the Notes.  We will reimburse such forwarding agents for reasonable out-of-pocket expenses incurred by them.

Additional Information

Questions and requests for assistance or for additional copies of this offering memorandum or the accompanying Letter of Transmittal, Notice of Rejection or Ballot and Consent Letter, or any other required documents may be directed to Innisfree M&A Incorporated at (212) 750-5833.

Summary Consolidated Financial Data

The following table presents unaudited summary consolidated financial and other data as of and for the fiscal years ended July 31, 2003 and 2002.  The summary financial data as of and for the fiscal years ended July 31, 2003 and 2002 are derived from and should be read in conjunction with our unaudited consolidated financial statements and the related notes thereto included elsewhere in this offering memorandum.  Our management believes the unaudited 2003 and 2002 financial statements prepared by us reflect our financial position and results of operations in accordance with generally accepted accounting principles in the United States of America (GAAP) for such periods.

The 2003 financial statements reflect, among other things, the discontinued operations of our former Japanese subsidiary following guidance of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” and the reclassification of cooperative advertising rebates and supplier promotional and in-store advertising reimbursements received , originally recorded as a reduction to SG&A expense, as a reduction to cost of sales following guidance of Emerging Issues Task Force Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.”  To allow for comparisons between 2003 and 2002 results of operations, we have prepared and provided unaudited adjusted 2002 financial statements to reflect the reclassification of discontinued operations and certain vendor rebates and allowances.  Our audited historical 2002 financial statements were audited by an independent accounting firm but do not contain these reclassifications and should not be relied upon, and we may need to receive a consent for reissuance of fiscal year 2002 financial statements to audit the reclassification of these amounts.  If our unaudited 2002 financial statements were to be audited, further adjustments could be required.  The independent auditor who audited our 2003 financial statements declined to consent to the inclusion of its audit report in this offering memorandum due to their stated concerns about our inability to provide audit reports for years prior to 2003.  Our independent auditor’s report on the 2003 financial statements includes an explanatory paragraph which refers to a substantial doubt as to our ability to continue as a going concern based upon factors similar to those described in Note 1 to our unaudited 2003 consolidated financial statements attached as Appendix A.  We intend to engage our independent auditor to re-examine the going concern matter and its impact on its audit report once the financial restructuring is completed.   Even if the Restructuring is completed, there can be no assurances that our independent auditor will remove the explanatory paragraph about going concern from their audit report.

The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

MTS, INCORPORATED

Unaudited Consolidated Balance Sheets

As of July 31, 2003 and 2002

(Dollars in Thousands)

	July 31, 2003	July 31, 2002

Assets
Current assets:
Cash and cash equivalents	$5,835	$7,477
Receivables, less allowance for doubtful accounts of $896 and $1,455, respectively	5,754	21,710
Merchandising inventories	151,147	167,609
Prepaid expenses	5,253	8,055
Assets held for sale	2,675	—
Total current assets	170,664	204,851

Fixed assets, net	90,453	114,894
Other assets	9,463	13,210
Assets of discontinued operations	—	145,049

Total assets	$270,580	$478,004

Liabilities and Shareholder’s (Deficit) Equity
Current liabilities:
Current maturities of long-term debt	$194,999	$82,776
Accounts payable	100,685	112,904
Reserve for restructuring costs	12,362	6,839
Accrued liabilities	33,720	28,664
Deferred revenue	4,940	2,286
Total current liabilities	346,706	233,469

Long-term debt, net of current maturities	4,621	115,771
Other long-term liabilities	105	118
Liabilities of discontinued operations	—	169,433

Total liabilities	$351,432	$518,791

Shareholder’s (deficit) equity:
Class B common stock, no par value; 10,000,000 shares authorized; 1,000 shares issued and outstanding	6	6
Retained (deficit) earnings	(80,858)	(21,355)
Accumulated other comprehensive loss	—	(19,438)
Total shareholder’s (deficit) equity	(80,852)	(40,787)

Total liabilities and shareholder’s (deficit) equity	$270,580	$478,004

MTS, INCORPORATED

Unaudited Consolidated Statements of Operations

For the Years Ended July 31, 2003 and 2002

(Dollars in Thousands)

	July 31, 2003	July 31, 2002

Net revenue	$546,349	$610,809
Cost of sales (a)(b)	345,415	395,925
Gross profit (b)	200,934	214,884

Operating expenses:
Selling, general and administrative expenses (c)	196,346	217,350
Restructuring and asset impairment costs, net	26,496	22,337
Depreciation and amortization	19,764	22,054
Loss from operations	(41,672)	(46,857)

Other (expenses) income:
Interest expense	21,504	24,017
Loss on disposal of assets	9,929	346
Other	3,258	251
Loss from continuing operations before income taxes	(76,363)	(71,471)

Provision for income taxes	368	(7,778)
Loss from continuing operations	(76,731)	(63,693)

Discontinued operations:
Income from operation of discontinued Japanese subsidiary (including gain on disposal of $15,847, net of U.S. income and foreign taxes of $6,512 for the year ended July 31, 2003)	17,228	6,490

Net (loss) income	$(59,503)	$(57,203)

(a)   Includes $2.3 million and $14.2 million of inventory write-downs related to the restructuring activities in 2003 and 2002, respectively

(b)   Excludes depreciation and amortization related to retail and distribution assets of $12.2 million and $14.6 million in 2003 and 2002, respectively, which have been included in operating expenses.

(c)   Includes $3.1 million and $5.9 million of professional fees related to the restructuring activities in 2003 and 2002, respectively

Unaudited Pro Forma Summary Selected Consolidated Financial Data

The following table presents selected unaudited pro forma consolidated financial data as of and for the year ended July 31, 2003.  The unaudited pro forma balance sheet data is presented as if the Restructuring had occurred on July 31, 2003.  The unaudited pro forma statement of operations data is presented as if the Restructuring had occurred on August 1, 2002.  The unaudited pro forma consolidated financial data is based on the estimates and assumptions management believes are reasonable, which are preliminary and have been made solely for the purpose of developing such pro forma information.   The unaudited pro forma consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have been achieved had the Restructuring occurred as of the dates indicated, nor is it indicative of our future financial position or results of operations.  Upon completion of the Restructuring, the transactions will be recorded using GAAP which we believe will reflect a material gain to the financial statements.  The ultimate gain that will be recorded depends on the estimated value of the equity exchanged and other costs of the proposed restructuring, which cannot be reliably determined at this time.  The pro forma information presented may be materially different when recorded in accordance with GAAP.  The financial data set forth below should also be read in conjunction with the historical financial statements and related notes included in this offering memorandum and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The first column of the following table sets forth unaudited consolidated financial data as of July 31, 2003.  The second and third columns show our adjustments to such financial data assuming that the Exchange Restructuring had occurred on July 31, 2003.  The fourth and fifth columns show our adjustments to such financial data assuming that the Prepackaged Plan had been consummated on July 31, 2003.

The “Fresh Start” adjustments in the fourth column show adjustments under the guidelines of the AICPA’s Statement of Position 90-7 (SOP 90-7), “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.”  Under these guidelines all assets and liabilities are restated to reflect their reorganization value, which approximates fair market value for financial reporting purposes, at the date of reorganization.  Goodwill is replaced in the resulting initial balance sheet by an intangible asset entitled “reorganization value in excess of amounts allocable to identifiable assets.”

MTS, INCORPORATED

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of July 31, 2003

(Dollars in Thousands)

	Historical	Pro Forma Adjustments		Pro Forma Exchange Restructuring	Fresh Start Adjustments	Pro Forma Prepackaged Plan

Assets

Current Assets:
Cash and cash equivalents	$5,835	$—		$5,835	$—	$5,835
Receivables, less allowance for doubtful accounts of $896	5,754	—		5,754	—	5,754
Merchandising inventories	151,147	—		151,147	—	151,147
Prepaid expenses	5,253	—		5,253	—	5,253
Assets held for sale	2,675	—		2,675	—	2,675
Total current assets	170,664			170,664		170,664

Fixed assets, net	90,453	—		90,453	—	90,453

		(1,260	)(1)
		(1,257	)(2)
Other assets	9,463	(2,517)		6,946	—	6,946
Reorganization value in excess of amounts allocable to identifiable assets	—	—		—	18,141	18,141

Total assets	$270,580			$268,063		$286,204

Liabilities and Shareholder’s (Deficit) Equity

Current liabilities:
		$(110,000	)(3)
		(58,756	)(4)
		(25,000	)(4)
Current maturities of long-term debt	$194,999	(193,756)		$1,243	$—	$1,243

Accounts payable	100,685	—		100,685	—	100,685
Reserve for restructuring costs	12,362	—		12,362	—	12,362
Accrued liabilities	33,720	(7,734	)(5)	25,986	—	25,986
Deferred revenue	4,940	—		4,940	—	4,940
Total current liabilities	346,706			145,216		145,216

Other long-term liabilities	105	—		105	—	105
		30,000	(3)
		58,756	(4)
		25,000	(4)
		4,859	(6)
Long-term debt, net of current maturities	4,621	118,615		123,236	—	123,236

Total liabilities	$351,432			$268,557		$268,557

Shareholder’s (deficit) equity:

Class B common stock, no par value; 10,000,000 shares authorized; 1,000 shares issued and outstanding	6	(6)		—	—	—
Common Stock, no par value; 100,000,000 shares authorized; 10,000,000 shares issued and outstanding	—	15,006	(7)	15,006	—	15,006

Retained (deficit) earnings	(80,858)	65,358	(8)	(15,500)	18,141	2,641
Total shareholder’s (deficit) equity	(80,852)			(494)		17,647

Total liability and shareholder’s (deficit) equity	$270,580			$268,063		$286,204

(1)   Unamortized deferred financing costs on the bonds

(2)   Capitalized fees related to the restructuring

(3)   Elimination of $110 million in bond debt in exchange for $30 million in aggregate principal amount of new notes and 85% of the common equity

(4)   Reclassification of the CIT Line of Credit and Chase Term Loan from Current Maturities of Long-Term Debt to Long-Term Debt

(5)   Accrued interest on the bonds as of 7/31/2003

(6)   Estimated fees and expenses associated with the restructuring

(7)   Represents 15% of equity retained by the Current Shareholder and 85% of equity being distributed to noteholders.  The estimated value of the 85% of the common equity being distributed to holders of Notes is $15 million.  This estimate of equity value remains subject to further analysis by us and our financial advisors.

(8)   Gain on debt extinguishment.  Calculated as $110 million in cancelled debt plus $7.7 million in accrued interest less $2.5 million in deferred financing costs and capitalized fees related to the restructuring, $30 million in aggregate principal amount of new notes, $4.9 million in estimated fees associated with the transaction and $15 million in estimated value of equity distributed to holders of the notes

The first column of the following table sets forth unaudited consolidated financial data for the year ended July 31, 2003.  The second and third columns show our unaudited pro forma adjustments to such financial data assuming that the Restructuring (either through the Exchange Restructuring or the Prepackaged Plan) had occurred at the beginning of our 2003 fiscal year.

MTS, INCORPORATED

Unaudited Pro Form Condensed Consolidated

Statements of Operations

For the Year Ended July 31, 2003

(Dollars in Thousands)

	Historical	Pro Forma Adjustments		Pro Forma

Net revenue	$546,349	$—		$546,349
Cost of sales	345,415	—		345,415
Gross profit	200,934			200,934

Operating expenses:
Selling, general and administrative expenses	196,346	—		196,346
Restructuring and asset impairment costs, net	26,496	—		26,496
Depreciation and amortization	19,764	—		19,764

Loss from operations	(41,672)			(41,672)

Other income (expense):
		10,313	(1)
		(3,600	)(2)
Interest expense	(21,504)	6,713		(14,791)

Loss on disposal of assets	(9,929)	—		(9,929)
Gain on extinguishment of debt	—	65,358	(3)	65,358
Other	(3,258)	—		(3,258)

Loss from continuing operations before income taxes	(76,363)			(4,292)

Provision for income taxes	368	1,307	(4)	1,675

Loss from continuing operations	(76,731)			(5,967)

Discontinued operations:

Income from operation of discontinued Japanese subsidiary (including gain on disposal of $15,847, net of U.S. income and foreign taxes of $6,512 for the year ended July 31, 2003)	17,228	—		17,228

Net (loss) income	$(59,503)			$11,261

(1)   Represents the elimination of interest associated with the bonds.

(2)   Represents the maximum annual interest expense on the New Notes.  Interest of 2% per annum will be paid in cash ($600).  Additionally, at our option, either another 8% of interest per annum will be paid in cash ($2,400) or 10% of interest per annum will be capitalized as principal ($3,000).

(3)   Gain on debt extinguishment:  Calculated as $110 million in cancelled debt plus $7.7 million in accrued interest less $2.5 million in deferred financing costs and capitalized fees related to the restructuring, $30 million in aggregate principal amount of New Notes, $4.9 million in estimated fees associated with the transaction and $15 million in estimated value for the 85% of common equity distributed to holders of the Notes.  This estimate of equity value remains subject to further analysis by us and our financial advisors.

(4)   Assumes consummation of the Exchange Restructuring.  If the Restructuring is instead consummated through the Prepackaged Plan, this number could be reduced by the utilization of NOLs.

RISK FACTORS

The following factors, in addition to the other information set forth in this offering memorandum, should be considered carefully by holders of Notes and Class B Common Stock in deciding whether to participate in the Exchange Restructuring and/or the Prepackaged Plan.

General Risks Relating To The Restructuring

If the Restructuring is Not Completed in a Timely Manner, We May Be Declared in Default Under Our Existing Senior Credit Facilities, Which May Cause the Cessation of Our Access to the Revolving Credit Line Necessary to Operate Our Business

As described in more detail below under “The Restructuring and the Lock-Up Agreement – Background,” we maintain two senior credit facilities secured by substantially all of our assets on which we rely for our operations.  When we elected not to make the interest payment on the Notes, the resulting default under the Old Indenture created a cross-default under the agreements with respect to those credit facilities.  As part of a forbearance related to that cross default, certain benchmarks concerning the Restructuring were imposed.  At present, we are operating under a forbearance that lasts through February 28, 2004.  If we do not complete the Restructuring by that date or if there are any other defaults under the credit agreements with our senior lenders, we will have to renegotiate our forbearance or face being in default under our senior credit agreements.  If we do not satisfy the terms of the forbearance or do not obtain an extension of the forbearance, our senior lenders could enforce remedies including cessation of our access to the revolving credit line necessary to operate our business.

If the Restructuring is Not Completed in a Timely Manner, We Will Not Be Able to Continue to Operate Our Business Without Substantial Additional Funding, Which May Not Be Available on Acceptable Terms, or at All

As of July 31, 2003, we had cash and cash equivalents of approximately $5.8 million, and anticipate that our liquid assets are likely to be insufficient to cover our estimated funding needs if the Restructuring is not completed in a timely manner.  There is no guarantee that additional funds would be available on acceptable terms, or at all, in the event the Restructuring is not completed in a timely manner.

We are substantially leveraged, with aggregate outstanding indebtedness of $199.6 million and shareholder’s deficit of $80.9 million at July 31, 2003, inclusive of restructuring and impairment costs, inventory write-downs and professional fees incurred in connection with restructuring activities of $120.5 million from fiscal 2001 through fiscal 2003.  We also have substantial lease obligations and other recurring business expenses.  Our substantial leverage could have the following effects: (i) our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or other purposes in the future could be reduced; (ii) a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, which reduces the funds available to us for other purposes; (iii) certain of our borrowings are at variable rates of interest, which exposes us to interest rate fluctuation risk; (iv) we may be hindered in our ability to adjust rapidly to changing market conditions; (v) we could be more vulnerable in the event of a downturn in general economic conditions or our business, and (vi) we may be required to delay or abandon some of our expansion plans or expenditures, which could harm our business and competitive position.

We May Lose Tax Attributes and Incur Income Tax Liability as a Result of the Exchange Restructuring (or the Prepackaged Plan)

Although the Exchange Restructuring (or the Prepackaged Plan) will allow us to be discharged from a significant amount of debt, we believe that we will not incur additional federal income tax liability as a result of such discharge, based on the insolvency or bankruptcy provisions of the Internal Revenue Code.  We will, however, be required to reduce or utilize certain of our tax attributes (and possibly the tax attributes of our subsidiaries), including net operating losses and loss carryforwards, and we may be limited in the use of our remaining tax attributes following the exchange.  Since the precise amount of the discharge and of our tax attributes cannot be determined until immediately prior to the debt exchange, if such amounts on the date of the exchange differ significantly from our current estimates, we may be required to recognize taxable income, although we believe that the risk of incurring any significant federal income tax liability is remote.

In addition, the issuance of New Common Stock in the Exchange Restructuring or the Prepackaged Plan will result in an ownership change of the Company for tax purposes.  In the case of the Exchange Restructuring, this ownership change will eliminate the use of our remaining net operating loss carryforwards to offset future income (other than potentially certain of our built in gains in our assets at the time of the Exchange Restructuring ), if any.  In the case of the Prepackaged Plan, the affect of the ownership change may be significantly less adverse than the Exchange Restructuring, although our use of our remaining net operating loss carryforwards will still be limited.  Although we are currently unable to quantify the relative cash value of the increased potential utilization of the NOLs following the Prepackaged Plan as compared to the Exchange Restructuring, we do note such cash value may be significant and may affect your decision on whether to vote for the Prepackaged Plan.  See “Certain Federal Income Tax Consequences - Code Section 382 Limitation.”

Since the holders of the Notes will hold a significant equity position following the Restructuring, whether achieved through the Exchange Restructuring or the Prepackaged Plan, if the holders of the Notes dispose of all or a significant portion of their New Common Stock after the exchange, such a disposition may cause us to undergo a further ownership change for tax purposes, resulting in a further limitation of its ability to use tax attributes following that ownership change as described above.

The New Indenture Will Place Restrictions on Our Ability to Make Capital Expenditures and Engage in Acquisitions

We cannot assure you that we will have timely access to additional financing sources on acceptable terms.  Our ability to issue debt securities, borrow funds from additional lenders and participate in vendor financing programs will be restricted under the terms of the New Indenture to the extent that any New Notes are issued and we cannot assure you that our lenders will waive these restrictions if we need additional financing beyond that which is permitted.  If they do not, we may not be able to grow our business.

To Service Our Indebtedness, We Will Require a Significant Amount of Cash – Our Ability to Generate Cash Depends on Many Factors Beyond Our Control

Our ability to pay the principal of and interest on the New Notes, to service our other debt and to finance indebtedness when necessary depends on our financial and operating performance, each of which is subject to prevailing global and national economic conditions and to financial, business, legislative and regulatory factors as well as other factors beyond our control.

We cannot assure you that we will generate sufficient cash flow from operations or that we will be able to obtain sufficient funding to satisfy all of our obligations including the New Notes.  If we are unable to pay our debts, we will be required to pursue one or more alternative strategies, refinancing or restructuring our indebtedness or selling additional debt or equity securities.  We cannot assure you that our business will generate cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our debt or to find other liquidity needs.  As a result we may need to refinance all or a portion of our debt on or before maturity.  We cannot assure you, however, that any alternative strategies will be feasible at the time or prove adequate.  Also, some alternative strategies will require the consent of our lenders before we engage in those strategies.

The Covenants and Limitations Contained in the New Indenture Will Limit Our Financial Flexibility

The New Indenture will limit our financial flexibility in a number of ways.  The New Indenture will require us to maintain specified financial ratios and tests, and will restrict, among other things, our ability to incur additional indebtedness, sell assets, create liens or other encumbrances, incur guarantee obligations, repay the New Notes or amend the New Indenture, make certain payments, including dividends or other distributions, make investments, loans or advances and make acquisitions and capital expenditures beyond a certain level.  Our failure to maintain specified financial ratios or otherwise to comply with the restrictions contained in the New Indenture could lead to an event of default thereunder, which could result in an acceleration of such indebtedness.  In such event, our lenders could elect to declare all amounts outstanding thereunder, together with accrued and unpaid interest, to be immediately due and payable, and, if we were unable to repay such amounts, such lenders would have the right to proceed against the collateral granted to them to secure such indebtedness and other amounts (which is expected to be substantially all our assets).

Risk Of Bankruptcy Not Pursuant To A Prepackaged Plan

If the Exchange Restructuring is not consummated and we determine that we will be unable or are unwilling to implement the Prepackaged Plan, there is substantial likelihood that we will seek, or will be forced to seek, protection under the Bankruptcy Code without a pre-approved plan of reorganization.  If a case is filed under the Bankruptcy Code without having received sufficient acceptances to confirm the Prepackaged Plan, we believe that (i) we might remain under the jurisdiction of the Bankruptcy Court for an indeterminate amount of time, (ii) we would bear a higher level of expenses than would be borne under a case with such prior acceptances, and (iii) the uncertainty generated among our suppliers and employees would likely be increased, which would adversely affect our business.  Our solicitation of votes on the Prepackaged Plan, and any subsequent commencement of bankruptcy proceeding, even in connection with the Prepackaged Plan, may have adverse effects on our business and operations.  In addition, due to uncertainties about our business future (i) suppliers may restrict ordinary credit terms, require financial assurances of performance or refrain entirely from shipping goods, and (ii) employees may be distracted from performance of their duties or more easily attracted to other career opportunities.  These concerns and effects typically become more acute when bankruptcy case continues for a protracted period without indication of how or when the case may be completed.  We have sought, through the structure and terms of the Prepackaged Plan, to reduce these risks.

The New Notes and New Common Stock are New Issues of Securities and the Trading Markets for the New Notes and the New Common Stock May be Limited

The New Notes and New Common Stock have not been registered under the Securities Act or under any other securities laws.  Accordingly, in the absence of such registration, the New Notes and shares of New Common Stock may be offered or sold only pursuant to an exemption from the registration requirements of the Securities Act and similar provisions of applicable state securities laws or pursuant to an effective registration statement.  The New Common Stock is a new security for which there currently is no active trading market, and there may be no or only limited market making activity for the New Common Stock.  Accordingly, there can be no assurance as to the development of any market or liquidity of any market that may develop for the New Common Stock, the ability of the holders of New Common Stock to sell their New Common Stock, or the prices at which such holders would be able to sell their New Common Stock.  We do not intend to apply for registration of the New Common Stock or for the listing of the New Common Stock on any national securities exchange or for quotation on any automated quotation system.

The New Notes have not been registered under the Securities Act or under any other securities laws, although we are obligated to register the New Notes under federal securities laws in certain circumstances pursuant to the Lock-Up Agreement.  However, the registration of the New Notes may be subject to delay if we are not able to provide audited financial statements that comply with federal securities requirements in a timely manner.  Our fiscal 2003 financial statements reflect the discontinued operations of our former Japanese subsidiary following guidance of statement of financial accounting standards number 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and the reclassification of co-op revenue following guidance of Emerging Issues Task Force Issue Number 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.”  Our audited financial statements for prior years do not contain these reclassifications and should not be relied upon, and we may need to re-audit fiscal year 2001 and receive a consent for reissuance of fiscal year 2002 financial statements to audit the reclassification of these amounts.  See “Summary–Summary Consolidated Financial Data.”

We Do Not Expect to Pay Dividends on Our New Common Stock

We do not anticipate paying any cash dividends on our New Common Stock in the foreseeable future.  Instead, we intend to retain future earnings to fund our business.  In addition, the New Indenture will restrict, and we expect our future indebtedness may restrict, our ability to pay dividends on our New Common Stock.

The Terms Of The Lock-Up Agreement May Need To Be Amended To Complete The Restructuring

Under the terms of the Lock-Up Agreement, we have agreed that we will not effect the Restructuring unless it is in accordance with the terms of the Lock-Up Agreement, copies of which are attached to this offering memorandum as Exhibit A.  A material alteration of those terms could cause the Lock-Up Agreement to terminate unless amended.

Risks Relating To The Exchange Restructuring

If The Minimum Tender Condition Is Not Met Or We Do Not Otherwise Implement The Exchange Restructuring, There Nonetheless May Be Sufficient Votes To Accept The Prepackaged Plan

The consummation of the Exchange Restructuring is conditioned upon, among other things, the receipt of valid tenders of 100% of the Notes outstanding immediately before the expiration of the Exchange Offer, subject to the condition that, upon consent of the Current Shareholder and the holders of 85% of the total value of the Notes, the Minimum Tender Condition may be amended to reduce that percentage below 100%.  To obtain approval of the Prepackaged Plan, however, we need to receive the affirmative votes from holders of only at least two-thirds in dollar amount and more than one-half in number of those holders of Notes who actually cast ballots, and the affirmative votes of holders of at least two-thirds in amount of such holders of Class B Common Stock who actually cast ballots.

If we are not able to complete the Exchange Restructuring because the Minimum Tender Condition is not met or waived or for any other reason, but we do receive the required votes to accept the Prepackaged Plan, we will likely seek confirmation of the Prepackaged Plan by the Bankruptcy Court.  Even if the Minimum Tender Condition is satisfied, we may be instructed by the holders of the Notes to file the Prepackaged Plan as provided in the Lock-Up Agreement.  If the Prepackaged Plan is confirmed by the Bankruptcy Court, it will bind all holders of the Notes and Class B Common Stock regardless of whether they voted for or against or did not vote at all on the Prepackaged Plan.  Therefore, assuming the Prepackaged Plan satisfies the other requirements of the Bankruptcy Code for confirmation, a significantly smaller number of security holders can bind other security holders to the terms of the Prepackaged Plan than to the Exchange Restructuring.

If a Holder of Notes Does Not Elect to Exchange the Notes that It Holds in the Exchange Offer, and the Old Indenture Amendments Are Approved as Described in this Offering Memorandum, Most of the Protections under the Old Indenture will be Eliminated.

If the Exchange Offer and solicitation of consents to the Old Indenture Amendments are completed, the Old Indenture will be amended to eliminate most of the restrictive covenants and some events of default, and the remaining holders of Notes who do not tender their Notes for exchange will no longer benefit from the protection to their credit interest afforded by those restrictive covenants and events of default.  As described in greater detail under “The Exchange Restructuring – Proposed Amendments to the Old Indenture,” the elimination of these restrictive covenants in the Old Indenture would permit us to, among other things, incur indebtedness, sell assets, pay dividends or make other restricted payments, incur or make other investments and engage in transactions with affiliates that would otherwise not have been permitted.  In addition, certain events, including the foregoing, which would have constituted a violation of such covenants would no longer constitute events of default.

The Exchange Restructuring May Reduce The Marketability Of Any Notes That Are Not Tendered

There is currently a limited trading market for the Notes, and no reliable public pricing information for the Notes is generally available.  The Notes are not traded on any national securities exchange or automated quotation system.  The trading market for Notes that remain outstanding following the Exchange Restructuring is likely to become much more limited, or possibly nonexistent, due to the reduction in the amount of such Notes outstanding upon completion of the Exchange Restructuring and the elimination of many protective covenants contained presently in the Old Indenture, which might adversely affect the marketability, market price and price volatility of any unexchanged Notes.

In The Future, We May Acquire Any Notes That Are Not Tendered In The Exchange Offer For Consideration Different Than That Offered In The Exchange Offer

If the Minimum Tender Condition is reduced to require less than 100% of the Notes to be tendered in the Exchange Offer, we may in the future acquire any Notes that are not tendered in the Exchange Offer through open market purchases, privately negotiated transactions or such other means as we deem appropriate.  Any such acquisition will occur upon such terms and at such prices as we may determine in our discretion, which may be more or less than the value of the New Notes and shares of New Common Stock being exchanged for the Notes under the Exchange Offer, and could be for cash or other consideration.

Risks Particular to Tendering Holders of Notes

Holders of Notes who tender in the Exchange Offer will receive New Common Stock and New Notes, but will lose all rights associated with the tendered Notes.  In addition, if we were to become a debtor in a case under the Bankruptcy Code within 90 days after the completion of the Exchange Offer (or, with respect to any insiders specified in the Bankruptcy Code, within one year after completion of the Exchange Offer) and certain other conditions were met, the consideration paid to holders of Notes in the Exchange Offer, absent an applicable defense as provided by the Bankruptcy Code, potentially could be voided as a preferential transfer and, to the extent avoided, the value of such consideration could be recovered from such holder and possibly from subsequent transferees.

Risk Factors Relating To The Prepackaged Plan

The Commencement Of A Bankruptcy Case To Implement The Prepackaged Plan Could Adversely Impact Our Business

The Prepackaged Plan has been developed in any effort to avoid any material impact on our operations.  For example, the Prepackaged Plan does not seek to impair any creditors other than the holders of the Notes and we intend to seek to deal with our creditors other than the holders of the Notes essentially as though we had not filed bankruptcy.  We also expect that the time we would be in bankruptcy would be short if the Prepackaged Plan is confirmed.  Nonetheless, it is possible that a bankruptcy proceeding to confirm the Prepackaged Plan could itself have an adverse effect on our business.  We expect that the Prepackaged Plan would be confirmed quickly, but obviously there are always risks inherent in any such proceeding and if a bankruptcy were prolonged, a lengthy bankruptcy proceeding would involve additional expenses and divert the attention of our management from operation of the business.

Any possible disruption that a bankruptcy proceeding would inflict upon our business operations would increase with the length of time it takes to complete the proceeding and the severity of any such disruption would depend upon the attractiveness and feasibility of the Prepackaged Plan from the perspective of the constituent parties on whom we depend, including vendors, employees, and customers.  If the Prepackaged Plan is not confirmed on a timely basis, because of a challenge to the Prepackaged Plan or a failure to satisfy the conditions to the effectiveness of the Prepackaged Plan, we may be forced to operate in bankruptcy for an extended period while attempting to develop a different reorganization plan that can be confirmed.  A protracted bankruptcy case would increase both the probability and the magnitude of the adverse effects described above.  In addition, in a protracted bankruptcy proceeding, a noteholder, an official creditors’ committee or other party in interest may seek confirmation of an alternative, competing plan that may propose different and materially less advantageous treatment of creditors and other parties in interest.

We May Not Be Successful In Obtaining First Day Orders To Permit Ordinary Course Of Business Payments

We intend to address potential concerns of our key customers, vendors, employees, licensors/licensees and other key parties in interest that might arise from the filing of the Prepackaged Plan.  Specifically, in the Lock-Up Agreement we have agreed with the Consenting Noteholders and the other parties thereto that we will seek appropriate court orders to permit the payment of accounts payable as and when due in the ordinary course of business (i.e. without specific or further court approval), and to assume executory contracts with such parties in interest.  Alternatively, we may move, in the case of those key vendors who have agreed to continue to extend business terms to us during and after the commencement of the bankruptcy proceedings, to provide for the payments of prepetition accounts payable.  However, there can be no guarantee that the Bankruptcy Court will enter such court orders or that we would be successful in obtaining any other necessary approvals for such arrangements or that such arrangements will be approved for every party in interest that we may seek to treat in this manner, and as a result our business and access to credit, supplies or inventory might suffer.

Our Business May Be Negatively Impacted If We Are Unable To Assume our Executory Contracts

The Prepackaged Plan provides for the assumption of all executory contracts and unexpired leases, other than those that we specifically determine to reject.  The intention is to preserve as much of the benefit and value to us of those contracts and leases as possible.  However, we may not be able to assume certain classes of executory contracts, such as certain types of intellectual property licenses, absent consent from the non-debtor parties to such contracts.  There is no guarantee that such consents would either be forthcoming or that conditions would not be attached to any such consents that would make assuming such contracts unattractive.  The non-debtor parties to such contracts may also seek approval of the Bankruptcy Court to terminate those contracts and if they succeeded, we would then be required to choose to either forego the benefits offered by such contracts or to find alternative arrangements to replace them.

Even If The Holders Of The Notes And Class B Common Stock Accept The Prepackaged Plan, The Prepackaged Plan May Not Become Effective

Even if we pursue the Prepackaged Plan, there can be no assurances that the Prepackaged Plan will be confirmed by the Bankruptcy Court.  Even if all classes of Claims and Interests accept or are deemed to accept the Prepackaged Plan, the Bankruptcy Court may decline to confirm the Prepackaged Plan if certain standards are not satisfied.  Section 1129 of the Bankruptcy Code, which sets forth the standards for confirmation,  requires, among other things, that (i) it is not likely that the confirmation of a plan of reorganization will be followed by the need for further financial reorganization or a liquidation not provided for in the plan, and (ii) the value of distributions to dissenting holders of Claims and Interests will not be less than the value of such distributions if we were liquidated under Chapter 7 of the Bankruptcy Code.  See “The Prepackaged Plan—Requirements for Prepackaged Plan Confirmation.”  Although we believe that the Prepackaged Plan will meet such tests, there can be no assurance that the Bankruptcy Court will reach the same conclusion.

In addition, Section 1126(b) of the Bankruptcy Code provides that the holder of a Claim or Interest who accepts or rejects a plan of reorganization before the commencement of a Chapter 11 case is deemed to have accepted or rejected such plan under the Bankruptcy Code so long as the solicitation of such acceptance was made in accordance with applicable non-bankruptcy law governing the adequacy of disclosure in connection with such solicitation, or, if no such law applies, such acceptance was solicited after disclosure of “adequate information.”  In the event the Bankruptcy Court determines that the solicitation of holders of Claims and Interests by us did not comply with the requirements of Section 1126(b) of the Bankruptcy Code, we may be required to resolicit acceptances, and confirmation of the Prepackaged Plan would be delayed and could be jeopardized.  We believe that our solicitation of votes on the Prepackaged Plan complies with the requirements of Section 1126(b) of the

Bankruptcy Code and that, if we receive sufficient acceptances, the Bankruptcy Court should confirm the Prepackaged Plan.  Even if the requirements of Section 1126 are met, there can be no assurance that modification of such Prepackaged Plan will not be required for confirmation or that such modification would not require a resolicitation of acceptances.

Section 1122 of the Bankruptcy Code provides that a plan of reorganization may place claims or interests in a particular class only if such Claim or Interest is substantially similar to other claims or interests in such class.  The determination of whether claims or interests are substantially similar is based on the Claims’ or Interests’ relationship to the debtor or the bankruptcy estate.  We believe that only Claims and Interests which are substantially similar have been placed in the same classes pursuant to the Prepackaged Plan.  However, the Bankruptcy Court could require that we reclassify Claims.  If the Bankruptcy Court ordered reclassification, it could require resolicitation of votes on the Prepackaged Plan.

See “The Prepackaged Plan– Confirmation of the Prepackaged Plan,” which describes generally the requirements under Bankruptcy Code Section 1129 for confirming a Chapter 11 plan of reorganization.

The Bankruptcy Court may conclude that the feasibility test and other requirements of Section 1129 of the Bankruptcy Code have not been met with respect to the Prepackaged Plan.  We could be required to repeat one or all of the steps in the process of seeking votes to accept or reject the Prepackaged Plan or to start the process all over again from the beginning by filing another plan and disclosure statement, seeking approval from the Bankruptcy Court of the disclosure statement, soliciting votes from classes of debt and equity holders, and seeking Bankruptcy Court confirmation of the new plan.  If we were required to resolicit votes for the Prepackaged Plan after commencement of a bankruptcy case, it could significantly extend the amount of time we spent in a bankruptcy proceeding.

It is also possible that the resolicitation of votes of the Prepackaged Plan could not take place within a sufficiently short period of time as provided in the Lock-Up Agreement to bind the Consenting Holders or the Current Shareholder to their respective obligations under the Lock-Up Agreement to continue to support the Prepackaged Plan in this circumstance.  If this occurs, confirmation of the Prepackaged Plan would be delayed and possibly jeopardized.

Should The Prepackaged Plan Not Become Effective Or Should We Be Required To Re-Solicit Votes On The Prepackaged Plan Or A Successor Plan, The Lock-Up Agreement May Not Be Enforceable To Ensure Votes From The Current Holders Of The Notes

Although the Lock-Up Agreement requires the parties thereto to support not only the Prepackaged Plan but also any successor plan under Chapter 11 consistent in all material respects with the Prepackaged Plan, one or more parties to the Lock-Up Agreement could assert that a successor plan proposed by us was materially different from the Prepackaged Plan or that it was otherwise not bound to the terms of the Lock-Up Agreement, particularly if the Bankruptcy Court requires modifications to the Prepackaged Plan prior to confirmation.  Also, there can be no assurance that the Current Shareholder or the Consenting Holders (who have already agreed to support the Prepackaged Plan pursuant to the Lock-Up Agreement) or other parties in interest would support such a new plan or disclosure statement under such circumstances.  This situation would likely entail significantly greater risk of delay, expense and uncertainty, which would likely have a material adverse effect upon our business and financial condition.  See “The Prepackaged Plan– Conditions to Effective Date of the Prepackaged Plan.”

If The Prepackaged Plan Cannot Be Confirmed, A Chapter 11 Reorganization Case May Be Converted To A Liquidation Case Under Chapter 7 Of The Bankruptcy Code.

If no plan can be expected to be confirmed or we cease to be able to operate our business successfully during the Reorganization Case, such as by reason of being unable to pay post-bankruptcy debts as they become due, our Reorganization Case under Chapter 11 may be converted to a liquidation case under Chapter 7 of the Bankruptcy Code.  In that event, a trustee would be appointed or elected to liquidate our assets for distribution in accordance with the priorities established by the Bankruptcy Code.  A discussion of the effects that a Chapter 7 liquidation would have on the recoveries of holders of claims against and equity interests in the Company, as well as our liquidation analysis, are set forth under “The Prepackaged Plan– Liquidation Analysis.”  We believe that liquidation under Chapter 7 would result in:

•              smaller distributions being made to holders of claims than those provided for in the Prepackaged Plan because of:

•              the likelihood that our assets would have to be sold or otherwise disposed of in a less orderly fashion over a short period of time;

•              additional administrative expenses involved in the appointment of a trustee;

•              additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of our operations; and

•              equity interest holders receiving or retaining less or even no property.

Business Risks

Our Business Could Be Harmed By A Lack Of Availability Of Popular Music or Movies

Our business is affected by the release of “hit” music and movie titles, which can create cyclical trends in sales distinctive to the music and movie industries. It is not possible to determine the timing of these cycles or the future availability of hit titles.  Entertainment product sales depend to some extent upon the availability of hit products.  If there are no hit products, entertainment companies may be unprofitable even though the general economy is doing well.  We cannot determine in advance the timing of these cycles or the future availability of hit products. Hit products are important because they generate customer traffic in stores.  We do not control the content of the products we sell and are dependent upon the major music and movie producers to continue to produce hit products.  To the extent that new hits are not available, or not available at prices attractive to consumers, our sales may be adversely affected.

Our Sales May Suffer If We Do Not Accurately Predict Which New Product Or Distribution Technologies Will Be Adopted By Consumers

The emergence of new technologies may attract consumers from one technology to another and reduce sales and profit margins of existing technologies.  For example, the shift from VCR to DVD reduced the demand for VCR cassettes.  New technologies are also increasing the ways products can be offered to the public.  A wide selection of music and movie products can now be offered to consumers by the Internet, cable companies, direct broadcast satellite companies, telephone companies, and other telecommunications companies.  In particular, Internet and cable technologies (including peer-to-peer file sharing technology) coupled with high-quality digital recording technologies allows direct downloading of recorded music and movies by consumers via the Internet.  Technological advances have resulted in significant changes in existing distribution channels for pre-recorded music and movies.  If we are unable to predict or participate in new product or distribution technologies that consumers accept widely, our business, financial condition and results of operations may suffer.

Increased Competition From Existing Retailers, Internet Music and Movie Distribution Sites And Competing Home Entertainment Options May Adversely Affect Our Results

The retail entertainment, music and movie business is highly competitive.  We compete with a wide variety of music and movie retailers, including regional and national mall-based music and movie chains, international chains, deep-discount retailers, mass merchandisers, consumer electronics outlets, mail order, record clubs and independent operators, some of which have greater financial and other resources than we do.  We also expect continued growth in competing home entertainment options, including the Internet and larger numbers of television and music channels offered by cable companies.  This increased competition may reduce sales at our stores, reduce our gross margins, increase our operating expenses and decrease our profit margins in specific markets.  If these competing home entertainment options continue to grow, retail stores may cease being a primary channel for distribution of recorded music and movie, which could harm our ability to compete within the music and movie retail business.

A Decline In Current Levels Of Consumer Spending Could Reduce Sales

Our business is directly affected by the level of consumer spending.  One of the primary factors that affect consumer spending is the general state of the local economies in which we operate.  Lower levels of consumer spending in regions in which we have significant operations could have a negative impact on our business, financial condition or results of operations.

A Change In One Or More Of Our Vendors’ Policies Or Our Relationship With Those Vendors Could Adversely Affect Our Operations

The majority of our purchases come from twelve vendors.  Standard for the music and movie industries, we do not maintain long-term contracts with our suppliers but instead make purchases through purchase orders.  If we fail to maintain customary trade terms or enjoy positive vendor relations, it would have an adverse effect on our results of operations and financial condition.

Loss Of Key Personnel Could Harm Our Business

We believe that our future prospects depend, to a significant extent, on the services of our executive officers, as well as our ability to attract and retain additional key personnel with the skills and expertise necessary to manage our business.  The loss or unavailability of the services of certain of our executive officers and other key management personnel could harm our business, financial condition and results of operations.

Our 2003 Financial Statement Audit Report Includes an Explanatory Paragraph on Going Concern

Our independent auditor’s report on the consolidated financial statements as of and for the year ended July 31, 2003 includes an explanatory paragraph which refers to a substantial doubt as to our ability to continue as a going concern based upon factors similar to those described in Note 1 to our unaudited 2003 consolidated financial statements.  Even if the Restructuring is completed, there can be no assurances that our independent auditor will remove the explanatory paragraph about going concern from their audit report.

THE RESTRUCTURING AND THE LOCK-UP AGREEMENT

Background

We are currently in a precarious financial situation.  We have not made required interest payments on the Notes since November 2002.  In the Lock-up Agreement, the holders of approximately 91% of the Notes agreed not to take action based on these defaults (or any other defaults) so long as the Lock-Up Agreement is in effect.   If the Lock-Up Agreement were to terminate, as a result of such payment defaults and other potential defaults, the holders of the Notes could accelerate the maturity thereof.  Such defaults and such acceleration could lead to defaults under and acceleration of other indebtedness as well.  Our financial position has been discussed in filings made with the SEC and is generally known to our suppliers and creditors.  We believe it is imperative to consummate the Restructuring, improve our capital structure sheet and reestablish normal relations with all of our creditors and suppliers as swiftly as possible.  There is a substantial likelihood that we will be forced to initiate bankruptcy proceedings without a prepackaged plan and without agreement from significant creditor groups such as that exemplified by the Lock-Up Agreement if the Restructuring is not consummated and we are unable to complete an M&A Transaction.  In such event, we would likely remain under bankruptcy court jurisdiction for an extended period of time.  The result, we believe, could be a material erosion of our market position and ability to conduct our business, with consequent detrimental effect on our abilities to satisfy our indebtedness and other liabilities.

Description of Current Credit Facilities

In addition to the Notes issued pursuant to the Old Indenture, we maintain two senior credit facilities secured by substantially all of our assets (collectively, the “Senior Credit Facilities”).  The most senior of our credit facilities is agented by the CIT Group Business Credit, Inc. (“CIT”) which is among the lender parties to a certain loan and security agreement dated October 9, 2002 (as amended, the “CIT Credit Agreement”).  The CIT Credit Agreement includes a revolving credit facility under which we borrow funds for operating purposes.  Although the maximum available credit under the CIT revolving line is set at $100 million, the actual amount available to us is determined by the value of our borrowing base as defined under the CIT Credit Agreement.  The borrowing base is a valuation based principally on the net orderly liquidation value of our inventory as determined by a third party valuation firm.  The amount outstanding under the CIT revolving line of credit varies and currently is approximately $58 million.  Our cash is swept to an account controlled by CIT; thus, we rely upon continuous availability of funds from the revolving line of credit for our operations.  In addition to the revolving loans under the CIT Credit Agreement, the facility includes a real estate line of credit under which we have borrowed $7.5 million, the maximum amount available under that portion of the facility.

The CIT Credit Agreement contains a number of covenants and restrictions on our operations.  When we elected not to make the interest payment on the Notes, the resulting default under the Old Indenture created a cross-default under the CIT Credit Agreement.  As part of a forbearance related to that cross default, CIT imposed certain benchmarks concerning the Restructuring of our obligations under the Old Indenture.  At present, we are operating under a forbearance with CIT that lasts through February 28, 2004.  If we do not complete the Restructuring or an M&A Transaction by that date or if there are any other defaults under the CIT Credit Agreement, we will have to renegotiate our forbearance with CIT or face being in default under the CIT Credit Agreement.  If we do not satisfy the terms of the forbearance or do not obtain an extension of the forbearance, CIT could enforce remedies including cessation of our access to the revolving credit line necessary to operate our business.

In addition to the CIT Credit Agreement, we maintain a $25 million secured term facility agented by JP Morgan Chase Bank (“JPMC”) and the lenders party to a credit agreement dated October 9, 2002 (the “JPMC Credit Agreement”).  The liens securing the term loan under the JPMC Credit Agreement are junior to the obligations under the CIT Credit Agreement.  CIT and JPMC have entered an intercreditor agreement dated October 9, 2002 (the “Intercreditor Agreement”), which governs certain key rights among the lenders and us.  The Intercreditor Agreement provides that to the extent that CIT has granted certain waivers or consents under the CIT

Credit Agreement, JPMC is deemed to have given similar waivers and consents.  Accordingly, we believe that the forbearance applicable to the CIT Credit Agreement also applies to the JPMC Credit Agreement.  Were the forbearance provided by CIT to expire (or if the provisions of the Intercreditor Agreement were held not to apply), it is possible that JPMC might take certain actions under the JPMC Credit Agreement.  However, its ability to exercise remedies is controlled by a certain Intercreditor Agreement.  Specifically, the Intercreditor Agreement restricts JPMC’s ability to take actions concerning the collateral while the CIT Credit Agreement remains in place.

In the event that we complete the Restructuring through the Exchange Offer, we intend to keep the two Senior Credit Facilities in place unless and until we are able to refinance one or both of them.  We reserve the right to seek refinancing of either or both of the two Senior Credit Facilities in the event of an Exchange Offer, but can give no assurance that we will be able to do so.  In the event that we pursue the Prepackaged Plan, we will need to obtain either the consent of CIT for use of our cash collateral or debtor-in-possession financing during the course of the Reorganization Case.  In order to emerge from the Reorganization Case, we would either need to refinance the Senior Credit Facilities or reinstate them.  We believe that we will be able to reinstate these secured facilities under the Bankruptcy Code.  However, we believe that we will need the continuing cooperation of CIT and the lenders under the CIT Credit Agreement in order to effectuate the transition.  In the event that such cooperation is not forthcoming, or if we are unable to reinstate or refinance the Senior Credit Facilities, it could substantially delay and impair our ability to emerge from the Reorganization Case.

Lock-Up Agreement

The Lock-Up Agreement is included as Exhibit A to this offering memorandum.  The following summary of the terms of the Lock-Up Agreement is qualified in its entirety by the actual terms of the Lock-Up Agreement.

We have entered into a Lock-Up Agreement with the Consenting Holders, who hold approximately 91% of the outstanding Notes, the Current Shareholder, which is the current holder of the Class B Common Stock, and the Solomon Interests.  The Lock-Up Agreement sets forth the terms and conditions of, and commitments of the parties with respect to, the Restructuring, and it provides that the parties will support and pursue the Exchange Offer and, if necessary, the Prepackaged Plan.

Agreements to Complete the Restructuring

Each party to the Lock-Up Agreement agreed to complete the Restructuring, whether completed through the Exchange Restructuring or the Prepackaged Plan.  We agreed to solicit votes from the holders of the Notes and the Class B Common Stock regarding the Exchange Offer, the Solicited Consents, and the Prepackaged Plan no later than November 17, 2003.  The Consenting Holders have agreed to tender their notes in the Exchange Offer, and both the Consenting Holders and the Solomon Interests agreed to vote in favor of the Prepackaged Plan, all within 10 business days after they receive this solicitation.

The Lock-Up Agreement provides that the holders of Notes who were original signatories to the agreement may deliver a notice to us at any time on or after January 2, 2004, directing us to proceed either with the Exchange Offer or the Prepackaged Plan, and we have agreed to effect the Closing of the Exchange Offer or the initiation of the Prepackaged Plan within five business days of receiving that notice.  If we do not receive a notice from the holders of Notes by February 2, 2004, we are obligated by February 9, 2004 to either (i) effect the Closing of the Exchange Offer if the Minimum Tender Condition has been met (or reduced), or (ii) initiate the Prepackaged Plan if the Minimum Tender Condition has not been met.  In addition, if the Minimum Tender Condition is satisfied and any event occurs that would be likely to cause our earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the five-month period from August 1, 2003 to December 31, 2003 to be lower than our projected EBITDA for that period by more than $2,000,000, we have agreed to effect the Closing of the Exchange Offer within five business days of being instructed to do so by the holders of the Notes.

In addition, the parties to the Lock-Up Agreement have agreed to the following:

•              We agreed not to initiate any exchange offer for the Notes or to seek to restructure the Notes other than through the Restructuring.

•              Each of the parties to the Lock-Up Agreement agreed not to withdraw or change its vote in favor of the Prepackaged Plan, to take any actions to delay or prevent the Prepackaged Plan, or to support any other plan or reorganization under the Bankruptcy Code.  The Consenting Holders also agreed not to support any action to appoint a trustee, conservator, receiver or examiner for the Company, or to dismiss any case commenced by us under Chapter 11 of the Bankruptcy Code, or to convert any such Chapter 11 case to a case under Chapter 7 of the Bankruptcy Code.

•              The parties agreed that they will not require us to be a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but that we shall register the New Notes under the Exchange Act within 30 days after their issuance, unless directed otherwise by parties to the Lock-Up Agreement holding in the aggregate at least 85% of the face amount of the New Notes.

•              Each Consenting Holder agreed not to exercise such Consenting Holder’s rights and remedies arising from any event of default under the Old Indenture, including rights pursuant to Section 6.02 of the Old Indenture to declare the principal of and interest on the Notes to be immediately due and payable, and to direct the Old Indenture Trustee rescind and annul any such declaration.

•              Each Consenting Holder and the Current Shareholder agreed not to transfer any Notes or shares of Class B Common Stock held by it until the closing of the Restructuring, unless the transferee agrees to be bound by the Lock-Up Agreement.

M&A Transaction

The Lock-Up Agreement permits us to negotiate an acquisition of the stock of the Company or all or substantially all of our assets and liabilities (an “M&A Transaction”), if such acquisition is mutually agreeable to the Current Shareholder and Consenting Holders holding more than 59% of the face amount of the Notes (the “Requisite Holders”).  The parties have agreed to cooperate in good faith to consummate the M&A Transaction.  The Parties further agreed (i) that the Restructuring must occur prior to or simultaneously with the closing of an M&A Transaction, and (ii) if an M&A Transaction is closed before or simultaneously with the Restructuring, the division of net proceeds from the M&A Transaction will be made economically consistent with the provisions of the Restructuring, and the Consenting Holders have agreed to tender and deliver their Notes in exchange therefore (in lieu of New Notes and New Common Stock).  By consenting to the Exchange Restructuring, you will additionally be consenting to tender your Notes upon the closing of any M&A Transaction in exchange for consideration that is economically consistent with the consideration you would have received had the Restructuring taken place immediately before the M&A Transaction.

We have additionally agreed to give to the Consenting Holders access to board meetings and any information provided to our board.

Termination of the Lock-Up Agreement

The Lock-Up Agreement may be terminated under certain circumstances, including the following:

•              Upon a material breach of the Lock-Up that is not cured within five business days after notice of the breach;

•              Thirty days following the filing of an involuntary bankruptcy or insolvency case against us, unless we file the Prepackaged Plan in such involuntary bankruptcy case;

•              If the Bankruptcy Court rules that our disclosure statement does not comply with applicable requirements, and we fail to correct any deficiencies as provided in the Lock-Up Agreement.

•              If the Bankruptcy Court’s confirmation of the Prepackaged Plan is reversed on appeal or vacated on grounds that would require a change in treatment of the parties that materially differs from the treatment described in the Lock-Up Agreement.

•              If, after confirmation of the Prepackaged Plan, it does not become effective as provided in the Prepackaged Plan.

•              In addition, the holders of 34% or more of the Notes may terminate the Lock-Up Agreement in the event that our EBITDA for the five-month period from August 1, 2003 through December 31, 2003 is lower than our projected EBITDA for that period by more than $5,000,000.

Amendments

The terms of the Lock-Up Agreement and the Restructuring may be amended only with our written consent and the consent of the Current Shareholder and:

•              Holders of at least 85% of the face amount of the Notes if the amendment would alter any material economic terms of the Restructuring, the Minimum Tender Condition, our obligations to register the New Notes and provide information to holders of Notes, or the timing of our obligations to effect the Closing of the Exchange Offer or the initiation of the Prepackaged Plan; or

•              Holders of at least 59% of the face amount of the Notes for any other amendments.

Related Agreements

The following sets forth brief descriptions of certain agreements entered into or to be entered into in connection with the Lock-Up Agreement.  The summaries of provisions of the Escrow Agreement, Employment Agreement, Separation Agreement and Governance Agreement are qualified in their entireties by reference to the full and complete terms contained in the such agreements, which are attached hereto as Exhibits B, D, E and F.

Escrow Agreement

Immediately after consummation of the Restructuring, whether through the Exchange Restructuring or the Prepackaged Plan, the Current Shareholder will hold 1,500,000 shares of the Company’s New Common Stock, or 15% of its outstanding equity.  One-million (1,000,000) of those shares will be placed in escrow pursuant to the terms of the Escrow Agreement to be entered into between the Current Shareholder and the Company at the Closing of the Exchange Restructuring or upon the Effective Time of the Prepackaged Plan.  The Escrow Agreement will provide that 25% of the escrowed shares will be released to the holder on each of the four anniversaries following the consummation of the Restructuring.  All of the escrowed shares will be immediately released from the escrow upon the death or disability of Mr. Russell Solomon, or upon a change of control of the Company.  Any shares held in escrow will be subject to repurchase by us at a nominal purchase price upon the occurrence of certain triggering events provided in the Employment Agreement.

Employment Agreement

Simultaneously with the execution of the Lock-Up Agreement, we entered into an employment agreement (the “Employment Agreement”) with Mr. Russell Solomon.  Pursuant to the terms of the Employment Agreement, Mr. Russell Solomon will act as our Chairman Emeritus for a period of five years.  The Employment Agreement will terminate in the event that the Lock-Up Agreement is terminated for any reason.  The Employment Agreement includes the following terms:

•              Mr. Russell Solomon will be paid a base salary of $400,000 per year, plus an additional payment of $232,000 per year that will be paid in the form of a note with substantially similar terms as the New Notes.

•              If Mr. Russell Solomon’s employment with the Company is terminated for “cause” or as a result of Mr. Russell Solomon’s disability, or Mr. Russell Solomon voluntarily resigns without “good reason” (in each case as defined in the Employment Agreement), we will pay any accrued compensation owed to Mr. Russell Solomon, but all of our other obligations will terminate (provided, in the case of a termination resulting from Mr. Russell Solomon’s disability, that we continue to provide Mr. Russell Solomon with disability insurance covering all future amounts potentially payable under the Employment Agreement).

•              If Mr. Russell Solomon’s employment with the Company is terminated without cause or as a result of Mr. Russell Solomon’s death, or Mr. Russell Solomon voluntarily resigns with good reason, we will continue to pay to Mr. Russell Solomon (or his estate) the compensation due under the Employment Agreement as and when due.

Separation Agreement

Simultaneously with the execution of the Lock-Up Agreement, we entered into a separation agreement (the “Separation Agreement”) with Mr. Michael Solomon, pursuant to which Mr. Michael Solomon resigned as President of the Company.  The Separation Agreement provides that we will pay Mr. Michael Solomon a severance payment of $540,150 over eighteen months, or, in the event an M&A Transaction has occurred that generates sufficient proceeds to retire the New Notes, any unpaid severance amounts will be paid immediately in full.  The Separation Agreement will terminate in the event that the Lock-Up Agreement is terminated for any reason.  Mr. Michael Solomon’s existing retention agreement was terminated upon the execution of the Separation Agreement.

Governance Agreement

Pursuant to the Lock-Up Agreement, the Current Shareholder and the Consenting Holders have agreed to enter into a governance agreement (the “Governance Agreement”) concerning the governance of the Company following the Restructuring, whether accomplished through the Exchange Restructuring or the Prepackaged Plan.  The Board of Directors following the Restructuring will initially consist of five directors.  The Governance Agreement will provide that (a) one director will be appointed by the Current Shareholder so long as the Current Shareholder holds no less than 7.5% of the fully diluted shares of New Common Stock (for this purpose, treating escrowed shares as being held by the Current Shareholder) and persons or entities affiliated with the family of Mr. Russell Solomon continue to hold all of the shares of the Current Shareholder, and (b) the other shareholders will be entitled to designate the remaining four directors.  The Governance Agreement will also provide that parties entitled to designate any director will also have the right to remove such director and designate his or her replacement.

THE EXCHANGE RESTRUCTURING

Overview

The Exchange Offer, the Old Indenture Amendments and the Charter Amendments are components of the Exchange Restructuring, our plan to restructure our balance sheet by means of a series of transactions not involving a filing under the Bankruptcy Code, referred to collectively herein as the Exchange Restructuring.

Each part of the Exchange Restructuring is dependent upon receiving approval to complete each other part of the Exchange Restructuring, and failure to obtain consent to either portion of the Exchange Restructuring will result in the failure of the Exchange Restructuring and each part thereof.

If the Exchange Restructuring is consummated:

•              tendering holders of Notes will own, in the aggregate, $30 million in aggregate principal amount of New Notes immediately following the Closing;

•              tendering holders of Notes will own, in the aggregate, 85% of New Common Stock outstanding, on a fully diluted basis, immediately following the Closing; and

•              holders of Class B Common Stock will own, in the aggregate, 15% of New Common Stock outstanding immediately following the Closing, with two-thirds of such New Common Stock held in escrow and subject to release or forfeiture on the conditions described herein.

The Exchange Restructuring is conditioned upon, among other things, the Minimum Tender Condition, the Solicited Consents having been received and the Charter Amendments having been approved.  However, as described in more detail herein, the Minimum Tender Condition may be reduced to less than 100%.  Assuming the Exchange Restructuring is approved, only holders of Notes who have validly tendered and not withdrawn their Notes prior to the Expiration Date will be entitled to receive New Notes or shares of New Common Stock.

Recommendations With Respect To The Exchange Restructuring

Our Board of Directors has approved the Exchange Restructuring and the transactions contemplated thereby, and recommends that holders of Notes and Class B Common Stock approve and participate in the Exchange Restructuring.

Exchange Offer

We are offering to holders of Notes who tender their Notes, upon the terms and subject to the conditions set forth in this offering memorandum and in the accompanying Letter of Transmittal, to issue in exchange for all of the outstanding principal amount of Notes tendered:

•      $30 million in aggregate principal amount of New Notes, and

•      8,500,000 shares of our New Common Stock.

Holders of Notes who have tendered their Notes in the Exchange Restructuring and who have not withdrawn such Notes prior to the Expiration Date will also be deemed to have consented to the Old Indenture Amendments and voted to accept the Prepackaged Plan.

The New Notes and Terms of the New Indenture

For a summary description of the terms of the New Notes and the New Indenture, and a comparison of the material differences between the Notes and the New Notes, see “The New Notes and the New Indenture.”

The Charter Amendments

Concurrently with the Exchange Offer, we are soliciting approvals of the Charter Amendments from the holders of our Class B Common Stock (all of which is presently held by the Current Shareholder), which will (i) amend our Articles of Incorporation as described herein to, among other things, cancel and eliminate our Class A Common Stock, no par value, of which no shares are presently outstanding, (ii) redesignate the Class B Common Stock as the New Common Stock (the “New Common Stock”), (iii) amend certain terms of the New Common Stock, (iv) approve a 1,500-to-1 stock split in the New Common Stock and authorize the issuance of up to 100,000,000 shares of New Common Stock, and (v) increase the number of members of our board of directors from four to five.  In addition, the Charter Amendments will delete the existing restrictions on ownership of our Class A Common Stock by persons other than Solomon family members, and will delete the requirement that holders of our capital stock first offer their shares to other holders before selling or otherwise disposing of their shares to a third party.

Under California law, the Charter Amendments must be approved by holders of record of a majority of the outstanding shares of our common stock.

For a description of the rights and privileges of the New Common Stock following adoption of the Charter Amendments, see “Description of Our Capital Stock.”

Proposed Amendments To The Old Indenture

The following sets forth a description of the Old Indenture Amendments for which consents are being sought in connection with the Exchange Offer.  Capitalized terms appearing below in the description of the Old Indenture Amendments have the meanings assigned to such terms in the Old Indenture.

The primary reason we are seeking consents to the Old Indenture Amendments is to eliminate certain protective covenants contained in the Old Indenture if we receive less than 100% of the Notes tendered in the Exchange Offer and we (with the consent of the Current Shareholder and the holders of at least 85% of the Notes) decide to reduce the Minimum Tender Condition.  The Old Indenture Amendments will eliminate or modify certain restrictive covenants and other provisions contained in the Old Indentures so that any non-tendered Notes do not restrict our ability to effect the Exchange Offer or our future financial and operating flexibility.

A holder validly tendering Notes will, by tendering such Notes, be consenting to the Old Indenture Amendments, which will apply only to Notes that are not tendered in the Exchange Offer.  The Old Indenture Amendments are being presented as a single, unified proposal with respect to the Old Indenture.  If Notes representing a majority of the outstanding aggregate principal amount of Notes are tendered for exchange, the Old Indenture Amendments with respect to the Old Indenture will become operative upon the completion of the Exchange Offer, at which time we and the Old Indenture Trustee shall execute a supplemental indenture reflecting the Old Indenture Amendments (the “Supplemental Indenture”).  If 100% of the Notes are tendered pursuant to the Exchange Offer and the Exchange Restructuring is effected, the debt evidenced by the Notes will be extinguished and the Old Indenture will be terminated.

Once effective, the Old Indenture Amendments would eliminate the following covenants and sections from the Old Indenture and, as a result, the restrictions and limitations set forth in such covenants will not apply to us:

•      The covenant entitled “Provision of Financial Information” (Section 4.10 of the Old Indenture).  Such elimination would abolish our obligation to deliver certain information to the Old Indenture Trustee and the remaining holders of Notes.

•      The covenant entitled “Limitation on Indebtedness” (Section 4.03 of the Old Indenture).  Such elimination would permit us to incur substantial amounts of additional Indebtedness without being required to meet any ratio of Consolidated EBITDA to our Interest Expense Charges or any other restriction with respect to the incurrence of Indebtedness specified in the Old Indenture.

•      The covenant entitled “Limitation on Restricted Payments” (Section 4.05 of the Old Indenture).  Such elimination would permit us to pay dividends and make other Restricted Payments, regardless of our default status, our ability to incur additional Indebtedness or the aggregate amount of the Restricted Payment.

•      The covenant entitled “Transactions with Affiliates” (Section 4.09 of the Old Indenture).  Such elimination would permit us or any of our Restricted Subsidiaries to conduct business with or enter into any transaction or series of related transactions with any Affiliate (a) even if the terms of such transaction are less favorable to us or any of our Subsidiaries, and (b) without having to obtain, with respect to such transaction, (i) approval of our non-interested Directors, or (ii) a fairness opinion from an independent financial advisor.

•      The covenant entitled “Limitation on Liens” (Section 4.07 of the Old Indenture).  Such elimination would permit us to create or otherwise permit or suffer to exist or become effective any Liens of any kind on any of our properties or assets, without providing similar security for the Notes.

•      The covenant entitled “Limitation on Dividend and other Payment Restrictions affecting Subsidiaries” (Section 4.08 of the Old Indenture).  Such elimination would permit us or any of our Restricted Subsidiaries to create or otherwise suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on or in respect of our Equity Interests, (b) make loans or advances or pay or guarantee any Indebtedness or other obligations to the Company, or (c) transfer any property or assets to the Company.

•      Clause (a)(ii) of the section entitled “Mergers” (Section 8.01 of the Old Indenture).  Such elimination would permit us or any of our subsidiaries to consolidate or merge with or into any Person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all if our assets without regard to the status, the Consolidated Net Worth or ability to incur Indebtedness of the surviving corporation.

•      The covenant entitled “Maintenance of Office or Agency” (Section 4.02 of the Old Indenture).  Such elimination would remove our obligation to give written notice to the Old Indenture Trustee of the offices and agencies that we are required to maintain for the presentment or surrender of Notes for registration of transfer, exchange of payment.

•      The covenant entitled “Limitation on Senior Subordinated Indebtedness” (Section 4.04 of the Old Indenture).  Such elimination would permit us to incur indebtedness that ranks senior in right of payment to the Notes.

•      The covenant entitled “Future Guarantees” (Section 4.11 of the Old Indenture).  Such elimination would remove our obligation to cause our Restricted Subsidiaries to guarantee our obligations under the Notes and the Old Indenture when either (i) in excess of 10.0% of our consolidated net assets are owned by our Restricted Subsidiaries (other than Foreign Subsidiaries), or (ii) in excess of 10.0% of our consolidated EBITDA is derived from our Restricted Subsidiaries (other than Foreign Subsidiaries).

•      The covenant entitled “Designation of Unrestricted Subsidiaries” (Section 4.12 of the Old Indenture).  Such elimination would remove the provisions of the Old Indenture relating to our designation of certain subsidiaries as Unrestricted Subsidiaries.

•      The covenant entitled “Notice of Defaults” (Section 4.14 of the Old Indenture).  Such elimination would remove our obligation to deliver certificates reporting events of default and notices of acceleration of our other material indebtedness.

•      The covenant entitled “Corporate Existence” (Section 4.16 of the Old Indenture).  Such elimination would permit termination of our rights and franchises or those of any of our subsidiaries.

The Old Indenture Amendments would also delete those definitions or portions of definitions from the Old Indenture when references to such definitions would be eliminated as a result of the foregoing.

Board of Directors Upon Completion Of The Exchange Restructuring

Our Board of Directors will initially consist of five directors upon completion of the Exchange Restructuring.  In accordance with the Governance Agreement, one director will be designated by the Current Shareholder, so long as it holds no less than 7.5% of the fully diluted shares of New Common Stock (for this purpose, treating escrowed shares as being retained).  The other shareholders will be entitled to designate the remaining directors.  Each party entitled to designate any director will also have the right to remove such director and designate his or her replacement.

Capital Stock Following The Exchange Restructuring

Following the Exchange Restructuring, 15% of the New Common Stock will be held by the Current Shareholder, and 85% of the New Common Stock will be held by the holders of Notes who tender their Notes pursuant to the Exchange Offer.  See “Capitalization Prior to and Following the Restructuring.”  For a description of the rights and privileges of the New Common Stock following the Exchange Restructuring, see “Description of Our Capital Stock.”

Tendering, Consenting And Voting

A holder of Notes electing to tender their Notes in the Exchange Offer will be deemed to consent to the Solicited Consents and to vote to accept the Prepackaged Plan.  A holder wishing to tender their Notes should follow the procedures described in “Tendering, Consenting and Voting Procedures—Noteholder Procedures for Tendering Notes and Delivering Consents to the Solicited Consents and Prepackaged Plan.”

A holder of Class B Common Stock wishing to consent to the Restructuring should follow the procedures described in “Tendering, Consenting and Voting Procedures—Shareholder Procedures for Consenting to Charter Amendments and Prepackaged Plan.”

Acceptance Of Notes For Exchange; Acceptances Of Letters of Transmittal

Upon the terms and subject to the conditions of the Exchange Offer, the appropriate New Notes and shares of New Common Stock will be issued in exchange for Notes validly tendered and not withdrawn, promptly after the later of (i) the Effective Date or (ii) the satisfaction or waiver of the conditions specified herein.  We will not accept Notes for exchange subsequent to the Expiration Date.  We reserve the right to waive any condition to the Exchange Offer and to accept tenders and to issue New Notes and New Common Stock in exchange for Notes promptly after the satisfaction or waiver of any such conditions.  New Notes and shares of New Common Stock will be issued in exchange for Notes only after timely receipt by the Exchange Agent of Notes, a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and Master Ballot and all other documents required thereby.

Conditions To The Exchange Restructuring

The Minimum Tender Condition is a condition to the Exchange Offer, although that condition may be reduced by us with the consent of the Current Shareholder and the holders of at least 85% of the Notes.

In addition, we will not be required to consummate the Exchange Offer if the Lock-Up Agreement terminates.  For a summary description of the termination provisions of the Lock-Up Agreement, see “The Restructuring and the Lock-Up Agreement – Termination of the Lock-Up Agreement.”

THE PREPACKAGED PLAN

None of the Company, the Current Shareholder or its subsidiaries have commenced a case under Chapter 11 of the Bankruptcy Code at this time.  However, whether or not the Exchange Restructuring could be consummated with the required acceptances by the holders of Notes and Class B Common Stock, we (and the Current Shareholder),  pursuant to the terms of the Lock-Up Agreement, may commence Chapter 11 cases in order to restructure our financial affairs.  This offering memorandum solicits advance acceptance of the Prepackaged Plan and contains information relevant to a decision to accept or reject the Prepackaged Plan.

Although we have made every effort to ensure that statements and information concerning the Debtors (as defined in the Prepackaged Plan) set forth in this memorandum are complete and accurate, such statements and information have not been approved by a Bankruptcy Court as containing adequate information or otherwise satisfying the informational requirements for soliciting votes to accept or reject the Prepackaged Plan.  Should we receive votes to accept the Prepackaged Plan in sufficient numbers to seek its confirmation, we intend to seek such approval from the Bankruptcy Court.

Neither the SEC, nor any state securities commission, has approved or disapproved this memorandum as it pertains to the Prepackaged Plan.  Pursuant to the Prepackaged Plan, any securities of the Debtors issued to any party under, pursuant to or in effecting the Prepackaged Plan, and the offering and issuance thereof by any party, including without limitation the Company, are exempt from Section 5 of the Securities Act and from any state or federal securities laws requiring registration for offer or sale of a security or registration or licensing of an issuer of, underwriter of, or broker or dealer in, a security, and otherwise enjoy all exemptions available for distributions of securities under a plan in accordance with all applicable law, including without limitation Section 1145 of the Bankruptcy Code.

Nothing in the Prepackaged Plan or this offering memorandum is or shall be deemed a waiver of any rights or defenses of the Debtors under the Bankruptcy Code, all of which are reserved and preserved.

Statement To Creditors

Please read this offering memorandum and the Prepackaged Plan completely and carefully.  Although we believe that the Exchange Restructuring is the most viable and least costly alternative for recapitalizing the Company, in the event the Exchange Restructuring cannot be consummated or we are directed to do so pursuant to the Lock-Up Agreement, we are soliciting acceptances to the Prepackaged Plan pursuant to Section 1126(b) of the Bankruptcy Code from holders of Claims and Interests impaired under the Prepackaged Plan and entitled to vote thereon.  We believe that soliciting acceptances of the Prepackaged Plan is important in order to allow the Debtors the ability to effect a recapitalization if the Exchange Restructuring cannot be consummated or if we are instructed pursuant to the Lock-Up Agreement to effectuate the Restructuring through the Prepackaged Plan.

The form of the Prepackaged Plan is attached to this offering memorandum as Exhibit C.  The following summaries of material provisions of the Prepackaged Plan do not purport to be complete and are subject, and are qualified in their entireties by reference, to all the provisions of the Prepackaged Plan, including the definitions therein of certain terms used below.  Terms defined in the Prepackaged Plan and not otherwise defined herein will have the meanings ascribed thereto in the Prepackaged Plan and such definitions are incorporated herein by reference.

If the conditions to the Exchange Restructuring are not satisfied and the Prepackaged Restructuring is not consummated, we will consider making a bankruptcy filing under Chapter 11 of the Bankruptcy Code.  However, we may in our discretion choose to pursue other alternatives if either the Exchange Restructuring or the Prepackaged Plan is not consummated.

Overview

The Prepackaged Plan is the primary component of a plan to restructure our balance sheet by means of a series of transactions involving a filing under Chapter 11 of the Bankruptcy Code.  The Prepackaged Plan is intended to create substantially the same economic effects as would have been provided if the Restructuring had taken place through the Exchange Restructuring, and relies on many of the same substantive documents, including the Escrow Agreement and the Governance Agreement.  The Prepackaged Plan also permits the consummation of an M&A Transaction that will provide consideration that is economically consistent with the consideration that holders of Claims or Interests would have received had the Restructuring taken place immediately before the M&A Transaction.  Terms used but not defined in this Section will have the meanings given them in the Prepackaged Plan.

Chapter 11 is the business reorganization chapter of the Bankruptcy Code.  The primary purpose of a Chapter 11 reorganization case is to formulate and confirm a plan of reorganization as the vehicle for satisfying the holders of creditor claims against and equity interests in a debtor.

In connection with implementation of the Prepackaged Plan, we presently intend that one or more of our affiliates, including our parent Tower Records, Incorporated and our wholly owned direct and indirect domestic subsidiaries, may also commence Chapter 11 cases and be jointly reorganized under the Prepackaged Plan.  The Prepackaged Plan does not impair the holders of claims against or interests in any of the Debtors other than the Company.

The Prepackaged Plan is a plan of reorganization relating to the Debtors that provides comparable treatment to comparably situated creditors and equity holders of the Debtors.  The Prepackaged Plan provides specified distributions to the various classes of holders of claims against and interests in the Debtors.  The Bankruptcy Court must find, however, that a number of statutory tests are met before it may confirm the Prepackaged Plan.  See “—Requirements for Prepackaged Plan Confirmation.”  Many of these tests are designed to protect the interests of holders of Claims or Interests who do not vote to accept the Prepackaged Plan but who will be bound by the provisions of the Prepackaged Plan if it is confirmed by the Bankruptcy Court.

Solicitation Of Votes On The Prepackaged Plan

We hereby solicit from holders of Claims and Interests entitled to vote thereon votes to accept or reject the Prepackaged Plan under Chapter 11 of the Bankruptcy Code.

If, by the Expiration Date, holders of at least two-thirds in amount and more than one-half in number of Claims voting in each impaired class of Claims have voted to accept the Prepackaged Plan, and if holders of at least two-thirds in amount of Interests voting in each impaired class of Interests have voted to accept the Prepackaged Plan, but we have not received a sufficient number of acceptances for the Exchange Restructuring to be consummated, we may extend the time during which holders of such Claims and Interests may vote or tender their Claims and Interests for one or more additional periods.  If at the end of such period or periods, we have not achieved the Minimum Tender Condition (or such lesser percentage as may be agreed by us, the Current Shareholder and the holders of at least 85% of the Notes), we (and the other Debtors) intend to file a voluntary petition for relief under Chapter 11 of the Bankruptcy Code and to use the acceptances solicited pursuant to this offering memorandum to seek as promptly as practicable confirmation of the Prepackaged Plan under Chapter 11 of the Bankruptcy Code.  In addition, as described in “The Restructuring and the Lock-Up Agreement,” the holders of the Notes can direct us to file the Prepackaged Plan even if the conditions to the Exchange Offer have been met pursuant to the terms of the Lock-Up Agreement.

Under the Bankruptcy Code, only those who vote to accept or reject the Prepackaged Plan will be counted for purposes of determining acceptance or rejection of the Prepackaged Plan by any impaired class of Claims or Interests.  The Prepackaged Plan could therefore be approved by the affirmative vote of significantly less than two-thirds in amount and one-half in number of the Notes, or by holders of Class B Common Stock with the affirmative vote of significantly less than two-thirds in amount outstanding.  Note also that under certain circumstances the

Prepackaged Plan may be confirmed, or modified and then confirmed, over the objections of a rejecting class of impaired Claims or Interests.  See “—Confirmation of the Prepackaged Plan Without Acceptance by All Voting Classes.”

IF THE PREPACKAGED PLAN IS CONFIRMED BY THE BANKRUPTCY COURT, EACH HOLDER OF NOTES WOULD RECEIVE SUBSTANTIALLY THE SAME CONSIDERATION OFFERED IN THE EXCHANGE RESTRUCTURING, WHETHER OR NOT SUCH HOLDER ACCEPTED THE PREPACKAGED PLAN.  HOWEVER, THE VALUE OF THAT CONSIDERATION, PARTICULARLY THE NEW COMMON STOCK, COULD BE ADVERSELY AFFECTED BY THE IMPACT OF BANKRUPTCY ON THE DEBTORS’ OPERATIONS.  MOREOVER, UPON CONFIRMATION, THE PREPACKAGED PLAN WOULD BE BINDING ON ALL OF THE DEBTORS’ CREDITORS AND EQUITY SECURITY HOLDERS REGARDLESS OF WHETHER SUCH CREDITORS OR EQUITY SECURITY HOLDERS VOTED TO ACCEPT THE PREPACKAGED PLAN.

Voting On The Prepackaged Plan

Under Section 1126(b) of the Bankruptcy Code, a holder of a Claim or Interest that has accepted or rejected a plan of reorganization before the commencement of a Chapter 11 case will be deemed to have accepted or rejected the plan for purposes of confirmation of such plan under Chapter 11 of the Bankruptcy Code if the solicitation of such acceptance or rejection is in compliance with any applicable nonbankruptcy law, rule or regulation governing the adequacy of disclosure in connection with such a solicitation, or, in the absence of any such law, rule or regulation, if such acceptance or rejection was solicited after disclosure to such holder of adequate information, of a kind, and in sufficient detail, as far as is reasonably practicable in light of the nature and history of the debtor and the condition of the debtor’s books and records, that would enable a hypothetical reasonable investor typical of holders of Claims and Interests of the relevant class to make an informed judgment about the plan.  We believe that this offering memorandum complies with the requirements of Section 1126(b) for purposes of solicitation of acceptances or rejections of the Prepackaged Plan.  For instructions on how to vote on the Prepackaged Plan, see “Tendering, Consenting and Voting Procedures—Noteholder Procedures for Tendering Notes and Delivering Consents to the Solicited Consents and Prepackaged Plan.”

The solicitation of acceptances of the Prepackaged Plan will expire on the Expiration Date for the Exchange Restructuring.  Votes on the Prepackaged Plan may be revoked at any time prior to the earlier of (a) the commencement of a case under the Bankruptcy Code and (b) the Effective Date.  Thereafter, revocation may be effected only with the approval of the Bankruptcy Court.  Any such withdrawal or revocation will not affect any party’s obligations under the Lock-Up Agreement.  We (on behalf of ourselves and any other Debtors) reserve the right to amend the terms of the Prepackaged Plan or waive any conditions thereto if and to the extent we determine that such amendments or waivers are necessary or desirable.  The Debtors will give holders of Claims and Interests notice of such amendments or waivers as may be required by applicable law.  We (on behalf of ourselves and any other Debtors) reserve the right to use acceptances of the Prepackaged Plan to confirm any amendment of the Prepackaged Plan so long as the amendment does not materially and adversely affect the rights of the class of Claims or Interests under the Prepackaged Plan whose acceptances are sought to be used.  By voting to accept the Prepackaged Plan, you are consenting to such amendments as may be agreed to or imposed, subject to the conditions set forth in the Lock-Up Agreement.  In addition, we (on behalf of ourselves and any other Debtors) reserve the right to use acceptances of the Prepackaged Plan received in this solicitation to seek confirmation of the Prepackaged Plan under any other circumstances, including the filing of an involuntary petition against any of the Debtors.

Requirements for Prepackaged Plan Confirmation

In order for the Prepackaged Plan to be confirmed, and regardless of whether all impaired classes of claims and equity interests vote to accept the Prepackaged Plan, the Bankruptcy Code requires that the Bankruptcy Court determine that the Prepackaged Plan complies with the requirements of Section 1129 of the Bankruptcy Code.  Section 1129 of the Bankruptcy Code requires for confirmation, among other things, that:

•      except to the extent the Prepackaged Plan meets the “cram down” standards discussed below under “—Confirmation of the Prepackaged Plan of Reorganization Without Acceptance By All Voting Classes,” the Prepackaged Plan be accepted by each impaired class of claims and equity interests by the requisite votes of holders of claims or equity interests in such impaired classes;

•      the Prepackaged Plan is feasible, which means there is a reasonable probability that we will be able to perform our obligations under the Prepackaged Plan and continue to operate our business without the need for further financial reorganization (see “—The Feasibility Test”); and

•      the Prepackaged Plan meets the requirements of Section 1129(a)(7) of the Bankruptcy Code, which requires that, with respect to each impaired class, each holder of a claim or interest in such class either (a) accepts the Prepackaged Plan or (b) receives or retains property of at least as much value pursuant to the Prepackaged Plan as such holder would receive in our liquidation under Chapter 7 of the Bankruptcy Code (see “—The Best Interests Test”).

In addition, we must demonstrate in accordance with Section 1129 of the Bankruptcy Code that:

•      the Prepackaged Plan is proposed in good faith;

•      the Prepackaged Plan complies with the Bankruptcy Code;

•      payments for services or costs and expenses in connection with the Reorganization Case, or in connection with the Prepackaged Plan, have been approved by or are subject to the approval of the Bankruptcy Court;

•      the individuals to serve as our officers and directors have been disclosed and their appointment or continuance in such office is consistent with the interests of claim and equity interest holders;

•      the identity of any insider that will be employed or retained by us is disclosed, as well as any compensation to be paid to such insider;

•      all statutory fees have been or will be paid; and

•      the Prepackaged Plan provides for the continued maintenance of retiree benefits, if any, at the level mandated by the Bankruptcy Code.

Confirmation Of The Prepackaged Plan Without Acceptance By All Voting Classes

Section 1129(b) of the Bankruptcy Code provides for confirmation (or “cram-down”) of a plan of reorganization even if the plan is not accepted or deemed accepted by all impaired classes of claims or interests, as long as at least one impaired class of claims has voted to accept the plan and certain other requirements are met.

Under cram-down provisions, if a class of secured claims rejects the plan, the plan may still be confirmed if (a) the holders retain the liens securing their claims and receive cash payments totaling at least the amount of their claim, of a value, as of the effective date, of at least the value of the holders’ interest in the estate’s interest in such property, (b) the property is sold with the holders’ liens attaching to the proceeds of the sale, or (c) the holders realize the “indubitable equivalent of such claims.”  If a class of unsecured claims rejects the plan, the plan may still be confirmed if the plan provides that (m) each holder of a claim included in the rejecting class receives or retains on account of that claim property that has a value, as of the plan’s effective date, equal to the allowed amount of that claim, or (n) the holder of any claim or interest that is junior to the claims of the rejecting class will not receive or retain any property at all on account of that junior claim or interest.  If a class of equity security interests rejects a plan, the plan may be confirmed if the plan provides that (x) each holder of an interest included in the rejecting class receives or retains on account of that interest property that has a value, as of the plan’s effective date, equal to the greatest of the allowed amount of any fixed liquidation preference to which that holder is entitled, any fixed redemption price to which that holder is entitled, or the value of that interest, or (y) the holder of any interest that is junior to that holder’s interest does not receive any property at all on account of that junior interest.

If any impaired Class fails to accept the Prepackaged Plan by the requisite statutory majorities, we (on behalf of ourselves and any other Debtors) reserve the right (i) to confirm the Prepackaged Plan by a cram-down of such non-accepting Class pursuant to section 1129(b) of the Bankruptcy Code and (ii) to propose any modifications to the Prepackaged Plan and to confirm the Prepackaged Plan as modified, without re-solicitation, to the extent permitted by the Bankruptcy Code.

Feasibility of the Prepackaged Plan

The Bankruptcy Code requires that, in order to confirm the Prepackaged Plan, the Bankruptcy Court must find that confirmation of the Prepackaged Plan (or any other plan of reorganization) will not likely be followed by our liquidation or a need for further financial reorganization.  For the Prepackaged Plan (or any other plan of reorganization) to meet the “feasibility test,” the Bankruptcy Court must find that we will possess the resources and working capital necessary to fund our operations and that we will be able to meet our obligations thereunder.

We have analyzed our ability to meet our obligations under the Prepackaged Plan.  As part of our analysis, we have considered our forecasts of our financial performance after completion of our Reorganization Case.  We believe, based on our analysis, that the Prepackaged Plan provides a feasible means of reorganization from which there is a reasonable expectation that, following the Confirmation Date, we will possess the resources and working capital necessary to fund our operations and to meet our obligations under the Prepackaged Plan.  However, the Bankruptcy Court may not agree with our determination or accept the forecasts or the assumptions underlying our determination.

The Best Interests Test

Even if the Prepackaged Plan is accepted by each impaired class of claims and equity interests, Section 1129(a)(7) of the Bankruptcy Code requires that in order to confirm the Prepackaged Plan, the Bankruptcy Court must determine that either: (i) each member of an impaired class of claims or equity interests has accepted the Prepackaged Plan; or (ii) each nonaccepting member of an impaired class of claims or equity interests will receive or retain under the Prepackaged Plan property of a value at least equal to the value of property such member would receive or retain if we were liquidated under Chapter 7 of the Bankruptcy Code.

If all members of an impaired class of claims or equity interests accept the Prepackaged Plan, the best interests test does not apply with respect to that class.

The first step in meeting the best interests test is to determine the dollar amount that would be generated from the liquidation of our assets and properties in a liquidation of our assets under a Chapter 7 bankruptcy case.  See “—Liquidation Analysis.”  The total amount available would be the sum of the proceeds from such a forced disposition of our assets by a Chapter 7 trustee and the cash held by us at the time of the commencement of the Chapter 7 case.  The next step is to reduce that total by the amount of any claims secured by such assets (to the extent of the value of the collateral securing such claims), the costs and expenses of the liquidation and such additional administrative expenses and priority claims that may result from the termination of our business and the use of Chapter 7 for the purposes of liquidation.  Finally, the present value of the resultant residual balance (taking into account the time necessary to accomplish the liquidation) is allocated to creditors and equity interest holders in the strict order of priority in accordance with Section 726 of the Bankruptcy Code, which requires that no junior claim or interest holder receive any distribution until all senior claim and interest holders are paid in full.  The amounts so allocated can then be compared to the value of the property that is proposed to be distributed under the Prepackaged Plan on the date the Prepackaged Plan becomes effective.

After consideration of the effects that a Chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors and interest holders in a Chapter 11 case, including:  the increased costs and expenses of a liquidation under Chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee; the erosion in value of assets in a Chapter 7 case in the context of the expeditious liquidation required under Chapter 7 and the “forced sale” atmosphere that would prevail; and the substantial increases in claims which would be satisfied on a priority basis or on a parity with creditors in a Chapter 11 case, and as illustrated in the Liquidation Analysis, prepared with the assistance of our financial advisors, Jefferies & Company, Inc., we have determined that confirmation of the Prepackaged Plan will provide each creditor and equity interest holder with a recovery that is not less than it would receive pursuant to our liquidation under Chapter 7 of the Bankruptcy Code.  Moreover, we believe that the value of any distributions from the liquidation proceeds to each class of allowed claims and equity interests in a Chapter 7 case would be further impaired as compared to the value of distributions under the Prepackaged Plan because such distributions in Chapter 7 may not occur for a substantial period of time.  For example, the distribution of the proceeds of the liquidation may be significantly delayed by the need to resolve all objections to claims and prepare for distributions.

Liquidation Analysis

We have prepared the liquidation analysis which is attached as Exhibit G (the “Liquidation Analysis”) with the assistance of our financial advisors, Jefferies & Company, Inc.  The liquidation analysis estimates the values that may be obtained by claim and equity interest holders upon disposition of assets, pursuant to a liquidation in a bankruptcy case under Chapter 7 of the Bankruptcy Code, as an alternative to continued operation of the business under the Prepackaged Plan, based upon certain historical and projected information that may differ from that applicable were a liquidation to actually take place.  The Liquidation Analysis is based upon the assumptions discussed below and assumes we file for bankruptcy protection.  Because of numerous risks, uncertainties and contingencies beyond our control, there can be no assurances whatsoever that the following recoveries could be realized.  Moreover, because the Liquidation Analysis was prepared for purposes of the Prepackaged Plan and reflects our estimates of potential recoveries that could be realized in a liquidation, the amounts disclosed are not likely to be meaningful for us as a going concern or indicative of actual returns that may eventually be realized by our stakeholders in a non-liquidation context.

In the event of a Chapter 7 liquidation, a trustee would be elected by creditors or designated by the United States Trustee to liquidate all of the Debtors’ assets and ultimately to distribute the proceeds in accordance with the priority rules of distribution contained in the Bankruptcy Code.  As reflected in the Liquidation Analysis, we believe that the values received for the Debtor’s assets would diminish in any liquidation.  A significant portion of the value of the Debtors’ businesses resides in the goodwill, market position and competitive information associated with them.  Such value may be attributable to certain intangible property that the Debtors own, but we believe that a substantial portion of such value might not be realized if such intangible assets were in liquidation and could be lost entirely if we ceased operations.  Also, as reflected in the Liquidation Analysis, certain claims would be entitled to priority treatment, thus diminishing the funds available for distribution to General Unsecured Creditors, holders of the Notes and the Current Shareholder.

Moreover, it is possible that litigation would be commenced in connection with preference, fraudulent conveyance, reclamation, equitable subordination or other issues.  In addition to increasing the expense of administering the Debtors’ estates, the commencement of any significant litigation in the Reorganization Case could significantly delay any distributions to creditors, including secured and priority creditors, and could create significant uncertainty in the treatment of certain classes (particularly those of lower priority in the distribution scheme).  Debtors liquidating under Chapter 7 are also required to pay statutory fees to the liquidating trustee, which would further increase the costs of a Chapter 7 liquidation.

In light of the likely deterioration in asset values, as well as the delays, litigation expenses and additional negotiation costs which are likely to be involved in a liquidation proceeding, all of which are reflected in the Liquidation Analysis, we believe the amount ultimately distributed by a trustee on account of each Allowed Claim would be considerably less than that expected under the Prepackaged Plan.  Furthermore, we believe that in the event of a Chapter 7 liquidation, there would be insufficient funds to make any distributions to any holder of an Allowed Interest on account of such Allowed Interest and that there would likely be insufficient fund to make any distributions to any holder of an Allowed Claim that is not secured or entitled to priority.

The following table summarizes the results of the Liquidation Analysis.  The following summary is qualified in its entirety by the Liquidation Analysis itself.

	Total Estimated Claims Liquidation Scenario
		Estimated Recovery%
		Plan of Reorganization	Liquidation Analysis

Senior Line of Credit	59,090,063	100.0%	100.0%

Term Loan	25,126,389	100.0%	100.0%

Other Secured Debt	7,565,492	100.0%	100.0%

Reclamation Claims	9,000,000	100.0%	93.2%

Priority Tax Claims	2,580,643	100.0%	0.0%
Senior Subordinated Notes	117,734,375	38.2%	0.0%

Trade Payables	98,945,360	100.0%	0.0%
Lease Rejection Claims	30,000,000	NA	0.0%
Other General Unsecured Claims	8,991,733	100.0%	0.0%

Equity	NA	15% of the reorganized equity	0.0%

Treatment Of Administrative And Priority Tax Claims Under The Prepackaged Plan

Treatment Of Administrative Expenses (Unimpaired)

Administrative Expenses consist of the actual and necessary expenses incurred during the Reorganization Case.  Such expenses include costs incurred in the operation of the Debtors’ businesses after the commencement of the Reorganization Case, the actual, reasonable fees and expenses of professionals retained by the Debtors, post-petition taxes and certain other obligations, including payment obligations under any post-petition loan agreement, arising after the commencement of the Reorganization Case.  The Prepackaged Plan provides that, except as otherwise agreed to by the holder of such a Claim, each holder of an Allowed Administrative Claim then due and owing will be paid the full amount of such Allowed Administrative Claim, in cash, on the later of (i) the Effective Date and (ii) the date on which such Claim becomes an Allowed Administrative Claim; provided, however, that Administrative Claims not yet due or that represent obligations incurred by the Debtors in the ordinary course of their business during the Reorganization Case, or assumed by the Debtors during the Reorganization Case, will be paid or performed when due in the ordinary course of business and in accordance with the terms and conditions of the particular agreements governing such obligations.

Retained Professionals (Unimpaired)

Except as otherwise agreed to by the holder of such a Claim, professionals employed at the expense of the Debtors’ estates and entities that may be entitled to an allowance of fees and expenses from the Debtors’ estates under sections 503(b)(2) through 503(b)(6) of the Bankruptcy Code will be paid by the Debtors, in cash, as soon as practicable after the entry of an order approving such allowance of compensation or reimbursement of expenses.  For these purposes, professionals employed at the expense of the Debtors’ estates will include without limitation the professionals representing the Debtors’ estates as well as those representing any Representative Committee, and unless ordered otherwise by the Bankruptcy Court, from and after the entry of the Confirmation Order such professionals will not be required to file fee applications with the Bankruptcy Court, and the Debtors may pay such professionals in the ordinary course for fees and expenses incurred after the Confirmation Order.

Priority Tax Claims (Unimpaired)

Except as otherwise agreed to by the holder of such a Claim, each Allowed Priority Tax Claim will be paid in full, in cash, at the Debtors’ option either (a) on the Effective Date, (b) the date on which such Claim becomes an Allowed Priority Tax Claim, (c) together with interest (at a rate to be agreed upon between the Debtors and the holder of such a Claim, or, in the absence of an agreement, as determined by the Bankruptcy Court) from the Effective Date, or, to the extent permitted by the Bankruptcy Court, the later of the Effective Date or the date on which such Claim becomes an Allowed Priority Tax Claim, in equal quarterly installments over a period not exceeding six years after the date of assessment of such Allowed Priority Tax Claim as permitted by Bankruptcy Code section 1129(a)(9)(C) or (d) in the ordinary course of business as such claims become due.  The number of equal quarterly installments to be made with respect to any such Allowed Priority Tax Claim assessed prior to the Effective Date will be equal to the difference between (x) 24 and (y) the quotient obtained by dividing (i) the number of months which have elapsed between the date of assessment of such Allowed Priority Tax Claim and the Effective Date by (ii) three; provided, however, that all fractions will be rounded to the next largest whole number.  The first quarterly payment will be made three months after the later of the Effective Date or the date on which such Claim becomes an Allowed Priority Tax Claim.  Accrued and unpaid interest will be paid with each quarterly installment.

Classification And Treatment Of Claims And Interests Under The Prepackaged Plan

The Bankruptcy Code requires that a plan of reorganization classify the claims of a debtor’s creditors and the interests of its equity holders.  The Bankruptcy Code also provides that, except for certain claims classified for administrative convenience, a plan of reorganization may place a claim or interest of a creditor or equity holder in a particular class only if such claim or interest is substantially similar to the other Claims or Interests of such class.  We believe that all Claims and Interests have been appropriately classified in the Prepackaged Plan.  To the extent that the Bankruptcy Court finds that a different classification is required for the Prepackaged Plan to be confirmed, we (and the other Debtors) likely will seek (i) to modify the Prepackaged Plan to provide for whatever reasonable classification might be required for confirmation and (ii) to use the acceptances received from any creditor or equity holder pursuant to this solicitation for the purpose of obtaining the approval of the class or classes of which such creditor or equity holder ultimately is deemed to be a member.  Any such reclassification of creditors or equity holders could adversely affect the class in which such creditor or equity holder was initially a member, or any other class under the Prepackaged Plan, by changing the composition of such class and the vote required for approval of the Prepackaged Plan.  There can be no assurance that the Bankruptcy Court, after finding that a classification was inappropriate and requiring reclassification, would approve a plan of reorganization based upon such reclassification.

EXCEPT TO THE EXTENT THAT MODIFICATION OF CLASSIFICATION IN THE PREPACKAGED PLAN ADVERSELY AFFECTS THE TREATMENT OF A CREDITOR OR AN EQUITY HOLDER AND REQUIRES RESOLICITATION, ACCEPTANCE BY ANY CREDITOR OR EQUITY HOLDER OF THE PREPACKAGED PLAN PURSUANT TO THIS SOLICITATION WILL BE DEEMED TO BE A CONSENT TO THE PREPACKAGED PLAN’S TREATMENT OF SUCH CREDITOR OR EQUITY HOLDER REGARDLESS OF THE CLASS AS TO WHICH SUCH CREDITOR OR EQUITY HOLDER IS ULTIMATELY DEEMED TO BE A MEMBER.

The Bankruptcy Code also requires that a plan of reorganization provide the same treatment for each Claim or Interest of a particular class unless the holder of a particular Claim or Interest agrees to a less favorable treatment of its claim or interest.  We believe the Prepackaged Plan complies with the standard of equal treatment.  To the extent that the Bankruptcy Court finds that the Prepackaged Plan does not satisfy this standard, the Bankruptcy

Court could deny confirmation of the Prepackaged Plan if the creditors or equity holders affected do not consent to the treatment afforded them under the Prepackaged Plan.

Only classes that are impaired and are to receive or retain property under the Prepackaged Plan are entitled to vote to accept or reject the Prepackaged Plan.  As a general matter, a class of Claims or Interests is considered to be “unimpaired” under a plan of reorganization if (i) the plan does not alter the legal, equitable and contractual rights of the holders of such claims or interests, (ii) the plan reinstates any accelerated claims, cures any defaults therein, compensates holders for certain damages and otherwise does not alter the legal, equitable and contractual rights of the holders or (iii) the plan pays the full amount of an allowed claim in cash.  Under the Bankruptcy Code, holders of Claims or Interests in an unimpaired class are conclusively presumed to have accepted the plan and are not entitled to vote to accept or reject the plan.  Conversely, if holders of Claims or Interests are not proposed to receive any distribution under a Chapter 11 plan, the affected class is presumed to have rejected the plan.

We have determined that the following classes of Claims and Interests are unimpaired and thus are not entitled to vote on the Prepackaged Plan.  These classes of Claims are deemed to accept the Prepackaged Plan:

Priority Claims	Class 1	Against the Debtors
Secured Claims	Class 2	Against the Debtors
General Unsecured Claims	Class 3	Against the Debtors
Interests	Class 6	Against the Debtors (other than the Company)

We have determined that the following classes of Claims and Interests are impaired and thus are entitled to vote on the Prepackaged Plan:

Note Claims	Class 4	Against the Company
Interests	Class 5	Class B Common Stock in the Company

Class 1 – Priority Claims (Unimpaired)

Class 1 consists of all Priority Claims against the Debtors.  The Bankruptcy Code provides for priority payment of certain claims, subject to applicable limitations, including the following: allowed unsecured claims for wages, salaries or commissions; unsecured claims for contributions to employee benefit plans; unsecured claims of individuals arising from deposits for the purchase or lease of property or the purchase of services for personal or family use.

The Prepackaged Plan provides that, unless otherwise agreed to by the holder of such a Claim, each holder of an Allowed Claim then due and owing in Class 1 will be paid the allowed amount of such Claim in full, in cash, at the Debtors’ option (i) on the Effective Date, (ii) on the date such Claim becomes an Allowed Claim or (iii) in the ordinary course of business as such claims become due.  Any Allowed Claim in Class 1 not due and owing on the Effective Date will be paid in full, in cash, when it becomes due and owing.  The Debtors intend to pay Claims in Class 1 in the ordinary course of business.  The Prepackaged Plan also provides that the Debtors may reject Executory Contracts during the pendency of the case or as part of the confirmation of the Prepackaged Plan, and that all such Claims will be allowed in accordance with provisions of the Bankruptcy Code, including section 502(b), and will, following their allowance pursuant to the terms of the Plan, be treated as Allowed Claims in Classes 1, 2 or 3 as appropriate.

Claims in Class 1 are unimpaired.  Holders of Claims in this class are deemed to accept the Prepackaged Plan and are not entitled to vote thereon.

Class 2 – Secured Claims (Unimpaired)

Class 2 consists of all Secured Claims against the Debtors.  The Bankruptcy Code provides that, subject to applicable limitations, an allowed claim that is secured by a lien on or security interest in property of the estate or that is subject to an allowed setoff is deemed to be a secured claim to the extent of the value of the property securing such claim and that any deficiency is deemed to be an unsecured claim.

The Prepackaged Plan provides that, unless otherwise agreed to by the holder of such a Claim, the legal, equitable and contractual rights of each holder of an Allowed Claim in Class 2 (including such Allowed Claims deemed to be in their own separate Classes as described in section 3.1(b) of the Plan) will be unaltered thereby, except that the Debtors may take any actions as are permitted under Bankruptcy Code section 1124, such as reinstating such Claims or paying the holders thereof the amount of such Allowed Claims on the later of the Effective Date or the date such Claim becomes an Allowed Claim, in either case with the result that each such Allowed Claim shall be unimpaired by the Plan.  The Prepackaged Plan also provides that the Debtors may reject Executory Contracts during the pendency of the case or as part of the confirmation of the Prepackaged Plan, and that all such Claims will be allowed in accordance with provisions of the Bankruptcy Code, including section 502(b), and will, following their allowance pursuant to the terms of the Plan, be treated as Allowed Claims in Classes 1, 2 or 3 as appropriate.

Claims in Class 2 are unimpaired.  Holders of Claims in this class are deemed to accept the Prepackaged Plan and are not entitled to vote thereon.

Class 3 – General Unsecured Claims (Unimpaired)

Class 3 consists of all General Unsecured Claims against the Debtors (comprised of all unsecured claims against the Debtors other than those in Class 4).  The Prepackaged Plan provides that the legal, equitable and contractual rights of each holder of an Allowed Claim in Class 3 will be unaltered thereby, except that the Debtors may take any actions as are permitted under Bankruptcy Code section 1124, such as reinstating such Claims or paying the holders thereof the amount of such Allowed Claims on the later of the Effective Date or the date such Claim becomes an Allowed Claim, in either case with the result that each such Allowed Claim shall be unimpaired by the Plan.  To the extent permissible under the Bankruptcy Code and applicable orders of the Bankruptcy Court, General Unsecured Claims shall be treated for all purposes as if the Reorganization Case was not filed.  Unless otherwise ordered by the Bankruptcy Court, holders of General Unsecured Claims (except Claims arising from the rejection of Executory Contracts) need not, and should not, file proofs of claim with the Bankruptcy Court.  The Prepackaged Plan also provides that the Debtors may reject Executory Contracts during the pendency of the case or as part of the confirmation of the Prepackaged Plan, and that all such Claims will be allowed in accordance with provisions of the Bankruptcy Code, including section 502(b), and will, following their allowance pursuant to the terms of the Plan, be treated as Allowed Claims in Classes 1, 2 or 3 as appropriate.  The Debtors intend to pay Claims in Class 3 in the ordinary course of business.

Claims in Class 3 are unimpaired.  Holders of Claims in this class are deemed to accept the Prepackaged Plan and are not entitled to vote thereon.

Class 4 – Claims Under The Notes (Impaired)

Class 4 consists of all Unsecured Claims against the Debtors held by holders of the Notes arising from, under or with respect to the issuance or ownership of such Notes.  The Prepackaged Plan provides that each holder of an Allowed Claim in Class 4 will receive on the Effective Date its Pro Rata Share of the Note Distribution, consisting of (i) (a) $30 million in aggregate principal amount of New Notes and (b) 8,500,000 shares of New Common Stock (representing 85% of equity in the Company issued and outstanding after the Effective Date, on a fully diluted basis), or (ii) in the event that an M&A Transaction is effected through the Prepackaged Plan, consideration that is economically consistent with the consideration they would have received had the Restructuring taken place immediately before the M&A Transaction.

Claims in Class 4 are impaired.  Holders of Claims in this class are entitled to vote on the Prepackaged Plan.

Class 5 – Interests In The Company (Impaired)

Class 5 consist of all Interests in the Company.  The Prepackaged Plan provides that each holder of an Allowed Interest in Class 5 will retain on the Effective Date its shares of our New Common Stock if and only if such holders execute the Escrow Agreement substantially in the form set forth in the Plan Supplement, which Escrow Agreement will provide, among other things, that two-thirds of the Current Shareholder’s shares will be placed in escrow.  The Escrow Agreement will provide that 25% of the escrowed shares will be released to the holder on each of the four anniversaries following the Effective Date.  All of the escrowed shares will be immediately released from the escrow upon the death or disability of Mr. Russell Solomon, or upon a change of control of the Company.  Any shares held in escrow will be subject to repurchase by us at a nominal purchase price upon the occurrence of certain triggering events provided in the Employment Agreement.  In the event that an M&A Transaction is effected through the Prepackaged Plan, the Current Shareholder will receive consideration that is economically consistent with the consideration it would have received had the Restructuring taken place immediately before the M&A Transaction.

Interests in Class 5 are impaired.  Holders of Interests in this class are entitled to vote on the Prepackaged Plan.

Class 6 – Interests In Other Debtors (Unimpaired)

Class 6 consists of all Interests in any of the Debtors other than those in Class 5.  The Prepackaged Plan provides that the holders of Allowed Interests in Class 6 will retain their Interests.

Interests in Class 6 are unimpaired.  Holders of Interests in this class are deemed to accept the Prepackaged Plan and are not entitled to vote thereon.

No Substantive Consolidation

The Prepackaged Plan is a joint plan that does not provide for substantive consolidation of the Debtors’ estates, and on the Effective Date, the Debtors’ estates shall not be deemed to be substantively consolidated for purposes thereof.  Any Claims against one or more of the Debtors based upon a guaranty, indemnity, co-signature, surety or otherwise, of Claims against another Debtor shall be treated as separate and distinct Claims against the estate of the respective Debtors and shall be entitled to distributions under the Prepackaged Plan in accordance with the provisions thereof, and Claims and Interests as between the Debtors shall be unaffected by the Prepackaged Plan.

Allowance Of Claims And Interests

Under the Prepackaged Plan, an Allowed Claim or Allowed Interest is any Claim against or Interest in the Debtors, proof of which was filed on or before the bar date, if any, for such Claim or Interest, or which has been or is thereafter listed by the Debtors in their schedules as liquidated in amount and not disputed or contingent and, in either case, as to which no objection to the allowance thereof, or motion for estimation thereof, is interposed within the applicable period of limitation, if any, fixed by the Prepackaged Plan, the Bankruptcy Code, the Bankruptcy Rules or the Bankruptcy Court, or as to which an objection or motion to estimate has been interposed, following which such Claim or Interest has been allowed, in whole or in part, by a final order of the Bankruptcy Court.

Objections To And Estimation Of Claims

The Debtors may object to the allowance of Claims and Interests with respect to which they dispute liability in whole or in part.  Without limiting the foregoing, we reserve (on our own behalf and on behalf of the other Debtors) the right to object to (i) claims arising from the rejection of Executory Contracts on any basis, including Section 502(b)(6) of the Bankruptcy Code and (ii) any claims as provided in any order of the Bankruptcy Court establishing a bar date for the filing of proofs of claim.  Any such objection will be litigated in the Bankruptcy Court; provided that the Debtors may compromise and settle, withdraw or resolve by any other method approved by the Bankruptcy Court, any objections to Claims or Interests.  In addition, the Debtors may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to Section 502(c) of the Bankruptcy Code regardless of whether the Debtors have previously objected to such claim.

Disputed Claims In Certain Unimpaired Classes

Unless otherwise ordered by the Bankruptcy Court, holders of Claims in Classes 1, 2 and 3 (other than those Claims in any such Class arising from rejection of Executory Contracts under Article IX of the Plan or as otherwise ordered by the Bankruptcy Court) need not file proofs of claim with the Bankruptcy Court and will be subject to Bankruptcy Court process only to the extent provided in the Plan.  On and after the Effective Date, all such Claims will be paid in the ordinary course of business of the Debtors.  If the Debtors dispute any such Claim, such dispute will be determined, resolved or adjudicated, as the case may be, in a manner as if the Reorganization Case had not been commenced and will survive the Effective Date and consummation of the Plan as if the Reorganization Case had not been commenced, provided that (i) the Debtors may elect, at their sole option, to proceed by objection under section 502 and other applicable provisions of the Bankruptcy Code and Bankruptcy Rules with respect to any proof of claim filed by or on behalf of the holder of a Claim in any Class and (ii) any Claim resulting from an Executory Contract rejected under Article IX of the Plan will be determined in accordance with the provisions of that Article.  Notwithstanding the foregoing, unless otherwise ordered by the Bankruptcy Court, the Debtors may elect, at their sole option, to establish one or more bar dates and require the filing of proofs of claims by holders of Claims in Classes 1, 2 and/or 3 and/or non-debtor parties to executory contracts and unexpired leases rejected pursuant to Section 365 or 1123 of the Bankruptcy Code.

Payments And Distributions On Disputed, Contingent and Unliquidated Claims and Claims for Which Proofs of Claim are Filed

No partial payments and no partial distributions will be made with respect to a disputed, contingent or unliquidated Claim or Interest, or with respect to any Claim for which a proof of claim has been filed, until the resolution of such disputes or estimation or liquidation of such claims by settlement or by final order of the Bankruptcy Court.  As soon as practicable after a disputed, contingent or unliquidated Claim or Interest becomes an Allowed Claim or Interest in an amount certain, the holder of such Allowed Claim or Interest will receive all payments and distributions to which such holder is then entitled under the Prepackaged Plan.

Claims Based on Rejection of Executory Contracts.

Proofs of claim with respect to all Claims arising from the rejection of Executory Contracts must be filed with the Bankruptcy Court within sixty (60) days after the later of (i) the date of entry of an order of the Bankruptcy Court approving such rejection or (ii) the Confirmation Date.  Any Claims not filed within such times shall be forever barred from assertion against the Debtors, their estates and their property.  Unless otherwise ordered by the Bankruptcy Court, all such Claims shall be allowed in accordance with provisions of the Bankruptcy Code, including section 502(b)(6), and shall, following their allowance and payment pursuant to the terms of the Plan, be unimpaired and be treated as Allowed Claims in Classes 1, 2 or 3 as appropriate.

Releases

Release Of Directors And Officers

On the Effective Date all directors and officers of the Debtors, and all individuals who were directors or officers of the Debtors during the six-year period immediately preceding the Effective Date, will be forever released and discharged from all liability to the Debtors based upon any act or omission of every kind and nature whatsoever, excluding willful misconduct or gross negligence.  The foregoing releases shall not, however, apply to any indebtedness to the Debtors for money borrowed by any such individual.  The Debtors are not aware of any claims that exist against such officers or directors.

Mutual Releases

On the Effective Date, (i) each holder of a Claim or Interest that votes in favor of the Prepackaged Plan, (ii) to the fullest extent permissible under applicable law, as such law may be extended or interpreted subsequent to the Effective Date, each entity that has held, holds or may hold a Claim or Interest or at any time was a creditor or stockholder of the Debtors and that does not vote on the Prepackaged Plan or votes against the Prepackaged Plan, and (iii) each party to the Lock-Up Agreement and each of the Debtors, in each case will be deemed to forever release, waive and discharge all claims (including derivative claims), obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities (other than the right to enforce the Debtors’ obligations under the Prepackaged Plan and the contracts, instruments, releases, agreements and documents assumed or delivered thereunder), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising in law, equity or otherwise, that are based in whole or in part on any act, omission, transaction or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganization Case, the Lock-Up Agreement, the Employment Agreement, the Separation Agreement, the Old Indenture or the Prepackaged Plan that such entity has, had or may have against the Debtors, any Representative Committee, the Old Indenture Trustee, any party to the Lock-Up Agreement and each of their respective present or former directors, officers, employees, predecessors, successors, members, attorneys, accountants, underwriters, investment bankers, financial advisors, appraisers, representatives and agents, acting in such capacity (which release will be in addition to the discharge of Claims and termination of Interests provided in the Prepackaged Plan and under the Confirmation Order and the Bankruptcy Code).  Such releases and waivers will not apply to (i) any and all indemnification obligations of the Debtors to Mr. Michael Solomon and/or Mr. Russell Solomon as provided by the Lock-Up Agreement; (ii) any and all rights, claims provided to or reserved by the parties to the Lock-Up Agreement, the Employment Agreement, the Separation Agreement, the Non-Compete Agreement (as defined in the Lock-Up Agreement) and the other documents associated therewith in or under such documents or the Prepackaged Plan.

Release Of Other Claims

On the Effective Date, the Debtors will be deemed to have forever waived and released all claims, fixed or contingent, known or unknown, against the holders of Notes or Class B Common Stock, the Old Indenture Trustee, and their respective successors, assigns, directors, officers, employees, and agents arising out of the acts or omissions of such persons.  We are not aware of any such claims that currently exist.

Exculpation

Neither the Debtors nor any holder of Notes, nor any of their respective members, officers, directors, employees, representatives, counsel, auditors or agents are to have or incur any liability to any holder of a Claim or Interest for any act or omission in connection with, or arising out of, the pursuit of confirmation of the Prepackaged Plan, the consummation of the Prepackaged Plan or the administration of the Prepackaged Plan or the property to be distributed under the Prepackaged Plan except for willful misconduct or gross negligence, and all such persons and entities, in all respects, will be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Prepackaged Plan.

Rights Of Action

Any rights or causes of action accruing to the Debtors (other than the claims, rights and causes of action released as described in the three preceding paragraphs) will remain assets of the Debtors, except that all potential claims, rights and causes of action for recovery or avoidance arising under or in connection with sections 506, 544, 545, 547-550 and 553 of the Bankruptcy Code will be waived by the Debtors on the Effective Date.

Preference Claims

We do not intend that any Debtors will bring any claims for the return of any allegedly preferential transfers under the Prepackaged Plan during the pendency of the Reorganization Case.  Preferential transfers are defined under Section 547 of the Bankruptcy Code and include, subject to certain exceptions, transfers of an interest of the debtor in property:

•              to or for the benefit of a creditor;

•              for or on account of an antecedent debt owed by the debtor before such transfer was made;

•              made while the debtor was insolvent;

•              made on or within 90 days before the date of the filing of the petition; or between 90 days and one year before the date of the filing of the bankruptcy petition, if such creditor at the time of such transfer was an insider; and

•              that enables such creditor to receive more than such creditor would receive if (i) the case were a case under chapter 7 of the Bankruptcy Code; (ii) the transfer had not been made; and (iii) such creditor received payment of such debt to the extent provided by the provisions of Bankruptcy Code Section 547(b).

We do not believe that there is potential to recover on preference claims, given that all creditors (other than the holders of the Notes) will be paid in full under the terms of the Prepackaged Plan.

Fraudulent Transfer Claims

Similarly, we do not intend that any of the Debtors will bring any fraudulent transfer claims to recover transfers made by any of the Debtors.  Fraudulent transfer actions would, in general, seek to recover transfers made by the Debtors for less than reasonably equivalent value at a time when the transferring Debtor was insolvent.  Any recoveries on fraudulent transfer claims would be added to the claim of the defendant.  Defendants in unimpaired classes would thus receive a full refund of any recovery received from them.  In addition, we believe an implied condition to acceptance of the Prepackaged Plan by creditors in impaired classes is that no fraudulent transfer claims be brought.  We believe that, even if such claims were to exist, investigating and prosecuting such claims, which involve complex factual and legal issues, and would likely delay confirmation of the Prepackaged Plan, as parties in interest might be defendants in such an action.  Were confirmation of the Prepackaged Plan to be delayed, it might never be confirmed, as the agreements of necessary parties in interest to support the Prepackaged Plan were the results of many months of negotiations and would likely be withdrawn as a result of such delays.  In addition, the support for the Prepackaged Plan of any defendants in such actions would likely be withdrawn.

Other Claims

We are not aware of, and have not investigated, other potential material claims we or any other Debtor may have at the present time.  If we identify any such claims (other than those that have been released, such as fraudulent transfer claims), these may be pursued in the future.

Certain First Day Orders

In addition to customary procedural motions typically filed on the first day of a bankruptcy case, we intend to file with the Bankruptcy Court a number of motions which attempt to expedite payments to trade creditors and employees and ameliorate the effects of the bankruptcy proceeding on us, our creditors and employees.  For example, we intend to file motions permitting us (i) to pay prepetition claims unimpaired under the Prepackaged

Plan (including Claims in Classes 1 and 3) as they come due or, in the alternative payment of critical vendors and prepetition wages; (ii) the ability to make returns for credit against prepetition claims in accordance with Section 564(g)* of the Bankruptcy Code; and (iii) to retain counsel and to continue the pre-petition retention agreements with Jefferies and Company, Inc., Greif & Co. and FTI Consulting subject to the terms of their contracts.  We will similarly file a motion seeking authority to pay prepetition employee expenses and health claims in order that employees be paid on an uninterrupted, regular basis for wages and health insurance benefits that accrued prior to the filing of the Reorganization Case and to assume the Employment Agreement, the Separation Agreement and the employment, retention and severance agreements with the Scheduled Employees.  While we will use our best efforts to obtain the approval of the Bankruptcy Court, there can be no assurance that the Bankruptcy Court will grant any such approvals, and the Prepackaged Plan is not conditioned upon the Bankruptcy Court granting any such approvals.

The New Notes and Terms of the New Indenture

For a summary description of the terms of the New Notes and the New Indenture, and a comparison of the material differences between the Notes and the New Notes, see “The New Notes and the New Indenture.”

Board of Directors Upon Completion Of The Prepackaged Plan

Our Board of Directors will initially consist of five directors after the Effective Date.  In accordance with the Governance Agreement, one director will be designated by the Current Shareholder, so long as it holds no less than 7.5% of the fully diluted shares of New Common Stock (for this purpose, treating escrowed shares as being retained).  The other shareholders will be entitled to designate the remaining directors.  Each party entitled to designate any director will also have the right to remove such director and designate his or her replacement.

Capital Stock Following The Prepackaged Plan

Following the consummation of the Prepackaged Plan, 15% of the New Common Stock will be held by the Current Shareholder, and 85% of the New Common Stock will be held by the holders of Notes.  For a description of the rights and privileges of the New Common Stock following the Exchange Restructuring, see “Description of Our Capital Stock.”

Other Prepackaged Plan Provisions

Executory Contracts And Unexpired Leases

Under the Bankruptcy Code, the Debtors may assume or reject executory contracts and unexpired leases.  As a general matter, an “executory contract” is a contract under which material performance (other than solely the payment of money) remains to be made by each party.  At present, we do not intend that the Debtors will reject a significant number of executory contracts or unexpired leases, except that we have agreed in the Lock-Up Agreement to reject any remaining leases for stores we have closed or will close in connection with the restructuring, including several stores in the United Kingdom.  In the Lock-Up Agreement the Company has also agreed to promptly assume all employment, retention and severance agreements with current and former employees through the Prepackaged Plan.  All other contracts and unexpired leases are expected to be assumed by us by the applicable deadline under the provisions of the Bankruptcy Code.  If the Debtors should later conclude that it is advisable to reject any executory contract or unexpired lease, they will do so in accordance with the applicable procedures under the Plan and the Bankruptcy Code.  Pursuant to the Prepackaged Plan, however, any executory contracts not expressly rejected by the Debtors under an order of the Bankruptcy Court prior to or concurrently with confirmation of the Prepackaged Plan will be deemed assumed upon confirmation of the Prepackaged Plan.  Unless otherwise ordered by the Bankruptcy Court, all Claims arising from the rejection of Executory Contracts will be allowed in accordance with provisions of the Plan and the Bankruptcy Code, including section 502(b)(6), and will, following their allowance and payment pursuant to the terms of the Plan, be unimpaired and be treated as Allowed

Claims in Classes 1, 2 or 3 as appropriate.  Orders of the Bankruptcy Court in connection with confirmation of the Prepackaged Plan will specify the time limit for the filing and allowance of such Claims.

Amendments To Articles Of Incorporation

The Bankruptcy Code requires that upon the confirmation of a plan of reorganization, a debtor’s charter documents must contain certain provisions including a provision prohibiting the issuance of non-voting equity securities.  To comply with this requirement, the Prepackaged Plan provides that our Articles of Incorporation will be amended upon confirmation of the Prepackaged Plan to prohibit us from issuing non-voting equity securities.

In addition, the Prepackaged Plan provides that our Articles of Incorporation will be amended to, among other things, (i) cancel and eliminate our Class A Common Stock, no par value, of which no shares are presently outstanding, (ii) redesignate the Class B Common Stock as the New Common Stock, (iii) amend certain terms of the New Common Stock, (iv) approve a 1,500-to-1 stock split in the New Common Stock and authorize the issuance of up to 100,000,000 shares of New Common Stock, and (v) increase the number of members of our board of directors from four to five.

Retention Of Jurisdiction By The Bankruptcy Court

Under the terms of the Prepackaged Plan, the Bankruptcy Court will retain jurisdiction over the reorganization proceedings relating to the Debtors for the purposes of making determinations of certain matters, including (a) all pending applications, adversary proceedings and contested matters; (b) except as otherwise required in the Prepackaged Plan, all objections to the allowance of claims and interests; (c) the amount or legality of any state, local or federal tax; (d) all applications for allowance of compensation and reimbursement of expenses; (e) all controversies arising in connection with the Prepackaged Plan and other matters provided for in the order confirming the Prepackaged Plan; (f) payments due under the Prepackaged Plan and performance of the provisions of the Prepackaged Plan; (g) such orders as may be appropriate in the event the order of the Bankruptcy Court confirming the Prepackaged Plan is stayed, reversed, revoked, modified or vacated; (h) all requests for modification of the Prepackaged Plan; and (i) all other matters not inconsistent with the Bankruptcy Code.  The Bankruptcy Court will retain jurisdiction notwithstanding entry of the Confirmation Order or the occurrence of the Effective Date.

Means For Execution Of The Prepackaged Plan

On the Effective Date or as soon thereafter as practicable, the Debtors will issue and distribute to holders of Allowed Claims and Allowed Interests cash and stock as provided in the Prepackaged Plan.  The Effective Date will occur when the conditions to effectiveness set forth in the Prepackaged Plan have been fully satisfied.

Waiver Of Subordination And Other Rights

The distributions under the Prepackaged Plan take into account the relative priority of the claims in each class in connection with any contractual subordination, intercreditor or contribution provisions relating thereto.  Accordingly, the distributions to the holders of Allowed Claims and Allowed Interests under the Prepackaged Plan will not be subject to levy, garnishment, attachment or other legal process by any other holder of an Allowed Claim or Interest in any other class by reason of any right or agreement of subordination.

Effects Of Prepackaged Plan Confirmation

Discharge

Except as otherwise expressly provided in the Prepackaged Plan, the confirmation of the Prepackaged Plan by the Bankruptcy Court will:

•      bind all holders of Claims and Interests, whether or not they accept the Prepackaged Plan,

•      discharge us effective immediately from any claim and any “debt” (as that term is defined in Section 101(12) of the Bankruptcy Code) incurred before the confirmation date, and

•      extinguish the Debtors’ liability in respect thereof completely including, without limitation, any liability of a kind specified in Section 502(g) of the Bankruptcy Code.

In addition, except as otherwise provided in the Prepackaged Plan, confirmation of the Prepackaged Plan will act as discharge effective as of the confirmation date as to each holder of a Claim or Interest receiving or entitled to receive any distribution under the Prepackaged Plan in respect of any direct or indirect right or Claim or Interest such claimant or interest holder had or may have had against or in the Debtors.  On and after the Confirmation Date, as to every discharged Claim and Interest, every holder of a Claim and Interest will be precluded from asserting against the Debtors or their assets or properties, any further claim or interest based on any document, instrument or act, omission, transaction or other activity of any kind or nature that occurred prior to the confirmation date.

Waiver Of Federal Tax Discharge

Pursuant to the terms of the Prepackaged Plan, confirmation of the Prepackaged Plan by the Bankruptcy Court will not discharge pre-confirmation federal tax liabilities, if any, and related additions to tax for taxable periods that have not been audited by the Internal Revenue Service (the “IRS”) or for which audits have not been completed prior to confirmation of the Prepackaged Plan.  Said tax liabilities will be determined in accordance with the provisions of the Internal Revenue Code and applicable regulations as if the Reorganization Case had not been filed, except for an extension of time for the assessment and collection of taxes and, with respect to tax liabilities and related additions to tax for taxable periods for which audits have been commenced but not completed prior to confirmation of the Prepackaged Plan, the jurisdiction of the Bankruptcy Court and rights of the Debtors under Bankruptcy Code Section 505.  The Debtors will retain all rights under the Internal Revenue Code and all applicable federal law to contest any proposed federal tax liabilities for any preconfirmation federal taxes for such periods and, once they have been finally determined and assessed, will pay any such liabilities in accordance with the terms of the Bankruptcy Code including the provisions permitting periodic payments over six years from the assessment date.

Cancellation Of Securities And Agreements

The provisions of the Prepackaged Plan will cancel the Notes, and all of our obligations under the Old Indenture, and any and all other agreements and documents relating to the Notes.

Revesting

On the Effective Date, we will be vested with all of the property of our estates free and clear of all claims, liens, encumbrances, charges and other interests of holders of Claims and Interests except as provided in the Prepackaged Plan, and may operate our businesses free of any restrictions imposed by the Bankruptcy Code or by the Bankruptcy Court.  Our secured lenders will retain their respective security interests in the assets of the Debtors.

Official Committee

Pursuant to Section 1102(a) of the Bankruptcy Code, following the commencement of a bankruptcy proceeding under Chapter 11 of the Bankruptcy Code, the United States Trustee may appoint a committee of creditors holding unsecured claims against the Chapter 11 debtor and may appoint additional committees of creditors or of equity security holders as deemed appropriate to assure the adequate representation of creditors and equity security holders in the Chapter 11 case.  If we file the Prepackage Plan, we expect to move to confirmation quickly so that the Prepackaged Plan may be confirmed prior to the formation of any official committee, in which case it is likely that the United States Trustee will decline to appoint an official committee.

If appointed, each official committee may appear and be heard on any issue in the Reorganization Case and may also:

•      consult with the trustee or debtor in possession concerning the administration of the case;

•      investigate the acts, conduct, assets, liabilities, and financial condition of the debtor, the operation of our business and the desirability of the continuance of such business, and any other matter relevant to the case or to the formulation of a plan of reorganization;

•      participate in the formulation of a plan, advise those represented by such committee of such committee’s determinations as to any plan of reorganization formulated, and collect and file with the bankruptcy court acceptances or rejections of a plan of reorganization;

•      request the appointment of a trustee or examiner; and

•      perform such other services as are in the interest of those represented.

Ordinarily, the statutory committee of creditors appointed by the United States Trustee will include those persons willing to serve that hold the largest claims of the kinds represented on the committee.  However,  Section 1102(b) of the Bankruptcy Code permits the United States Trustee to appoint, as the statutory committee, the members of any committee organized by creditors prior to the commencement of the bankruptcy proceedings pursuant to the Prepackaged Plan, if such committee was fairly chosen and is representative of the different kinds of claims to be represented in the Reorganization Case.

Modification Of The Prepackaged Plan

Subject to the restrictions in the Lock-Up Agreement, we (on our own behalf and on behalf of the other Debtors) reserve the right, in accordance with the Bankruptcy Code, to amend or modify the Prepackaged Plan prior to the entry of the confirmation order.  Amendments to the Prepackaged Plan’s classification or treatment of one or more classes of claims or interests that do not materially and adversely change the treatment of the other classes of Claims or Interests may be made either before or after the filing of the petition under Chapter 11.  Such amendments may be approved by the Bankruptcy Court at the confirmation hearing without resolicitation of creditors and equity holders who are not further impaired.  In addition, the Debtors may make any other amendments or modifications to the Prepackaged Plan before or after the confirmation date in accordance with the provisions of Section 1127 of the Bankruptcy Code.

Conditions To Effectiveness Of The Prepackaged Plan

The effectiveness of the Prepackaged Plan is subject to, and conditioned upon, a number of items set forth in the Prepackaged Plan.  As with all other material in this offering memorandum relating to the Prepackaged Plan, the following summaries of certain of the conditions to effectiveness of the Prepackaged Plan do not purport to be complete and are subject, and are qualified in their entirety by reference, to the Prepackaged Plan including all Appendices thereto.

Conditions to the effectiveness of the Prepackaged Plan include that the order of the Bankruptcy Court confirming the Prepackaged Plan will have been entered and not stayed.

In addition, the Debtors will have (x) taken all steps necessary and performed all acts required by the Bankruptcy Code in order to confirm the Prepackaged Plan, (y) obtained an unstayed order from the Bankruptcy Court in connection with the adequacy of the disclosure information pursuant to which votes on the Prepackaged Plan were solicited, and (z) set the Effective Date to occur following the date of the Confirmation Order, unless such order has been stayed.

Alternatives To The Prepackaged Plan

M&A Process

At the same time that we are soliciting consents to participate in the Exchange Restructuring and votes to accept or reject the Prepackaged Plan pursuant to this offering memorandum, we are also actively seeking to be acquired by a third party in an M&A Transaction.  There can be no guaranty that we will be able to find a buyer or that any proposed M&A Transaction would ultimately close.  By consenting to the Exchange Restructuring, you will additionally be consenting to tender your Notes upon the closing of any M&A Transaction in exchange for consideration that is economically consistent with the consideration you would have received had the Restructuring taken place immediately before the M&A Transaction.

Liquidation Under Chapter 7

We have evaluated the effects of a liquidation of our assets, including our subsidiaries who may also be Debtors under the Reorganization Case.  In considering this alternative, we have taken into account the nature, status and underlying values of our tangible and intangible assets, the ultimate realizable value of such assets, and the extent to which certain of our assets are subject to the liens and security interests of secured creditors.  The results of this evaluation are set forth in “Consolidated Liquidation Analysis under Chapter 7” attached as Exhibit G to this offering memorandum.

A discussion of the effects that a Chapter 7 liquidation would have on the recoveries of holders of claims against and equity interests in the Company are set forth above under “– Liquidation Analysis.”  We believe that liquidation under Chapter 7 would result in:

•              smaller distributions being made to holders of claims than those provided for in the Prepackaged Plan because of:

•              the likelihood that our assets would have to be sold or otherwise disposed of in a less orderly fashion over a short period of time;

•              additional administrative expenses involved in the appointment of a trustee;

•              additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of our operations; and

•              equity interest holders receiving or retaining less or even no property.

Alternative Plan Of Reorganization

If the Prepackaged Plan is not confirmed, the Debtors (or if the period in which only the Debtors may file a plan of reorganization has expired, any other party in interest) could attempt to formulate a different plan of reorganization.  Such a plan might involve either a reorganization and continuation of the Debtors business or an orderly liquidation of assets.  We have explored numerous alternatives in connection with the extensive process of formulating and developing of the Prepackaged Plan.  We believe that the Prepackaged Plan, as described in this offering memorandum, enables creditors and equity holders to realize the most value under the circumstances.  Moreover, since the Prepackaged Plan – as opposed to any other plan of reorganization – has substantial support from the holders of impaired Claims and Interests, it is more likely to be confirmed than any other plan of reorganization.

Recommendations With Respect To The Prepackaged Plan

Our Board of Directors has approved the Prepackaged Plan and the transactions contemplated thereby, and recommends that holders of Notes and Class B Common Stock vote to accept the Prepackaged Plan as a potential alternative to the Exchange Restructuring.

THE NEW NOTES AND THE NEW INDENTURE

The New Notes will be issued under the Indenture (the “New Indenture”) dated as of the consummation of the Restructuring between the Company and The Bank of New York, as trustee (the “Trustee”), which will be substantially similar to the form of the New Indenture attached as Exhibit H.  The following summary of certain provisions of the New Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and to all of the provisions of the form of the New Notes and the New Indenture, including the definitions of certain terms therein and those terms made a part of the New Indenture by reference to the Trust Indenture Act, as in effect on the date of the New Indenture.  The New Notes will be subject to all such provisions, and holders of New Notes are referred to the New Indenture and the Trust Indenture Act for a statement thereof.  Capitalized terms used in the following summary are as defined in the New Indenture.  As used in this section, the term “Company” refers to MTS, Incorporated and not to any of our subsidiaries.

The material terms of the New Indenture may be modified from the form of the New Indenture attached as Exhibit H prior to the issuance of the New Notes with the consent of the Company, the Current Shareholder and holdersof Notes as provided in the Lock-Up Agreement.  For example, a representative committee of our major trade vendors has indicated that the trade vendors may request a lien on certain of our assets.  Although we have not agreed to this request, if we, the Current Shareholder and the requisite holders under the Lock-Up Agreement agree to such a request, it is possible that the form of the New Indenture would be modified to permit this request prior to the issuance of the New Notes.  If the form of the New Indenture attached as Exhibit H is modified in accordance with the terms of the Lock-Up Agreement it is possible that we may not provide you with the details of such modification.  We can not accurately predict if any modifications will be made to the form of the New Indenture prior to the issuance of the Notes.

The New Notes will be issued only in registered form, without coupons, in denominations of $1.00 and integral multiples of $1.00.  Initially, the Trustee will serve as Registrar and Paying Agent for the New Notes.  The New Notes may be presented for registration or transfer and exchange at the offices of the Registrar, which initially will be the Trustee’s Corporate Trust Office, in New York, New York.  No service charge will be made for any registration of transfer or exchange of the New Notes, except for any tax or other governmental charge that may be imposed in connection therewith.  We will pay principal (and premium, if any) and interest on the New Notes at the Trustee’s corporate trust office.

The New Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all Senior Indebtedness, including borrowings under the Credit Facilities.  Borrowings under the Credit Facilities will be secured by our accounts receivable and Inventory.  The New Notes will rank pari passu in right of payment with all of our other senior subordinated Indebtedness issued in the future, if any, and senior in the right of payment to all of our subordinated Indebtedness issued in the future, if any.  The New Notes will rank pari passu with the notes issuable to Mr. Russell Solomon under the Employment Agreement.  To the extent our future domestic Restricted Subsidiaries meet certain materiality tests, the Restricted Subsidiaries will guarantee the New Notes on a senior subordinated basis.  See “—Future Guarantees.”

Principal, Maturity and Interest

The New Notes will be limited to $30.0 million aggregate principal amount (plus any Additional Notes) and will mature five years from the date of their issuance.

Interest on the New Notes will accrue at a rate of 10% per annum if paid entirely in cash or, at our option, at the rate of 12% per annum paid in a combination of 2% in cash and 10% in additional New Notes.  Interest will be payable semi-annually in arrears.  Interest will accrue from the most recent interest payment date to which interest has been paid or, if no interest has been paid, from the date of issuance.  Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Optional Redemption

The New Notes will be redeemable at our option, in whole or in part, at any time, at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

In the event that less than all of the New Notes are to be redeemed at any time pursuant to an optional redemption, selection of such New Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the New Notes are listed or, if the New Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.  Notice of redemption will be mailed by first-class mail at least 30 days but not more than 60 days before the redemption date to each Holder of New Notes to be redeemed at its registered address.  If any New Note is to be redeemed in part only, the notice of redemption that relates to that New Note will state the portion of the principal amount thereof to be redeemed.  Another New Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original New Note.  On and after the redemption date, interest will cease to accrue on New Notes or portions thereof called for redemption as long as we have deposited with the Paying Agent for the New Notes funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Subordination of the New Notes

The payment of the principal of, premium, if any, and interest on the New Notes will be subordinated in right of payment, to the extent and in the manner provided in the New Indenture, to the prior payment in full in cash or cash equivalents of all Senior Indebtedness.  The New Notes will rank pari passu with the notes issuable to Mr. Russell Solomon under the Employment Agreement.

Upon any payment or distribution of assets or securities by us of any kind or character, whether in cash, property or securities, upon any dissolution or winding up or total liquidation or reorganization of us, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings (excluding any payment or distribution of Permitted Junior Securities and excluding any payment from funds deposited in accordance with, and held in trust for the benefit of holders as set forth in “Legal Defeasance and Covenant Defeasance” (a “Defeasance Trust Payment”)), all Senior Indebtedness then due will first be paid in full in cash or cash equivalents before the holders of the New Notes or the Trustee on behalf of such holders will be entitled to receive any payment by us of the principal of, premium, if any, or interest on the New Notes, or any payment by us to acquire any of the New Notes for cash, property or securities, or any distribution by us with respect to the New Notes of any cash, property or securities (excluding any payment or distribution of Permitted Junior Securities and excluding any Defeasance Trust Payment).  Before any payment may be made by, or on behalf of, us of the principal of, premium, if any, or interest on the New Notes upon any such dissolution or winding up or total liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, any payment or distribution of our assets or securities of any kind or character, whether in cash, property or securities (excluding any payment or distribution of Permitted Junior Securities and excluding any Defeasance Trust Payment), to which the holders of the New Notes or the Trustee on their behalf would be entitled, but for the subordination provisions of the New Indenture, will be made by us or by any receiver, trustee in bankruptcy, liquidation trustee, agent or other Person making such payment or distribution, directly to the holders of the Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders) or their representatives or to the trustee or trustees or agent or agents under any agreement or indenture pursuant to which any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay all such Senior Indebtedness in full in cash or cash equivalents after giving effect to any prior or concurrent payment, distribution or provision therefor, to or for the holders of such Senior Indebtedness.

No direct or indirect payment (excluding any payment or distribution of Permitted Junior Securities and excluding any Defeasance Trust Payment) by us of principal of, premium, if any, or interest on the New Notes, whether pursuant to the terms of the New Notes, upon acceleration, pursuant to an Offer to Purchase, as a payment into the Defeasance Trust or otherwise, will be made if, at the time of such payment, there exists a default in the payment of all or any portion of any Senior Indebtedness, whether at maturity, on account of mandatory redemption or prepayment, acceleration or otherwise, and such default will not have been cured or waived or the benefits of this sentence waived by or on behalf of the holders of such Senior Indebtedness.  In addition, during the continuance of any non-payment event of default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be immediately accelerated, and upon receipt by the Trustee of written notice (a “Payment Blockage Notice”) from the holder or holders of such Designated Senior Indebtedness or the trustee or agent acting on behalf of the holders of such Designated Senior Indebtedness, then, unless and until such event of default has been cured or waived or has ceased to exist or such Designated Senior Indebtedness has been discharged or repaid in full in cash or the benefits of these provisions have been waived by the holders of such Designated Senior Indebtedness, no direct or indirect payment (excluding any payment or distribution of Permitted Junior Securities and excluding any Defeasance Trust Payment) will be made by us of principal of, premium, if any, or interest on the New Notes, whether pursuant to the terms of the New Notes, upon acceleration, pursuant to an Offer to Purchase or otherwise, to such holders, during a period (a “Payment Blockage Period”) commencing on the date of receipt of such notice by the Trustee and ending 179 days thereafter.  Notwithstanding anything in the subordination provisions of the New Indenture or the New Notes to the contrary, (x) in no event will a Payment Blockage Period extend beyond 179 days from the date the Payment Blockage Notice in respect thereof was given, (y) there will be a period of at least 181 consecutive days in each 360-day period when no Payment Blockage Period is in effect and (z) not more than one Payment Blockage Period may be commenced with respect to the New Notes during any period of 360 consecutive days.  No event of default that existed or was continuing on the date of commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period (to the extent the holder of Designated Senior Indebtedness, or trustee or agent, giving notice commencing such Payment Blockage Period had knowledge of such existing or continuing event of default) may be, or be made, the basis for the commencement of any other Payment Blockage Period by the holder or holders of such Designated Senior Indebtedness or the trustee or agent acting on behalf of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such event of default has been cured or waived for a period of not less than 90 consecutive days.

The failure to make any payment or distribution for or on account of the New Notes by reason of the provisions of the New Indenture described under this “Subordination of the New Notes” heading will not prevent, or be construed as preventing, the occurrence of any Default or Event of Default in respect of the New Notes.  See “Events of Default” below.

By reason of the subordination provisions described above, in the event of our insolvency, funds which would otherwise be payable to holders of the New Notes will be paid to the holders of Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full in cash, and we may be unable to meet fully or at all its obligations with respect to the New Notes.  Furthermore, by reason of such subordination, in the event of any such insolvency, our creditors who are also holders of Senior Indebtedness may recover more, ratably, than our other creditors, including holders of the New Notes.

Future Guarantees

The New Indenture also provides that at any time either (x) in excess of 10.0% of our consolidated net assets are owned by Restricted Subsidiaries (other than Foreign Subsidiaries) or (y) in excess of 10.0% of our Consolidated EBITDA is derived from Restricted Subsidiaries (other than Foreign Subsidiaries), within 90 days of the filing of the financial statements with the Commission which indicate that either clause (x) or clause (y) above is applicable, we will cause such Restricted Subsidiaries (other than Foreign Subsidiaries) to (i) execute and deliver to the Trustee a supplemental indenture substantially in the form attached to the New Indenture pursuant to which such Restricted Subsidiary will become a party to the New Indenture and thereby unconditionally guarantee on an unsecured senior subordinated basis (on substantially the same terms as the subordination of the New Notes) (a

“Subsidiary Guarantee”) all of our Obligations under the New Notes and the New Indenture on the terms set forth therein and (ii) deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary (which opinion may be subject to customary assumptions and qualifications).  Thereafter, such Restricted Subsidiary will (unless released in accordance with the terms of the New Indenture) be a Guarantor for all purposes of the New Indenture.  The Subsidiary Guarantee of a Guarantor will be released upon the sale or transfer of a majority of the capital stock of such Guarantor owned directly or indirectly by us, provided that such sale or transfer complies with all of the terms of the New Indenture, or such Guarantor becoming an Unrestricted Subsidiary in accordance with the terms of the New Indenture.

Each Guarantee will be a continuing guarantee and will (a) remain in full force and effect until payment in full of all of the obligations covered thereby, (b) be binding upon each Guarantor and (c) inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

Offer to Purchase Upon Change of Control

Following the occurrence of a Change of Control (the date of such occurrence being the “Change of Control Date”), we will notify the holders of the New Notes of such occurrence in the manner prescribed by the New Indenture and will, within 60 days after the Change of Control Date, make an Offer to Purchase all New Notes then outstanding at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the Purchase Date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

If a Change of Control occurs which also constitutes an event of default under the Credit Facilities, the lenders under the Credit Facilities would be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the terms of the Credit Facilities.  Accordingly, any claims of such lenders with respect to our assets will be prior to any claim of the holders of the New Notes with respect to such assets.

If we make an Offer to Purchase, we will comply with all applicable tender offer laws and regulations, including, to the extent applicable, Section 14(e) and Rule 14e-1 under the Exchange Act, and any other applicable Federal or state securities laws and regulations and any applicable requirements of any securities exchange on which the New Notes are listed, and any violation of the provisions of the New Indenture relating to such Offer to Purchase occurring as a result of such compliance will not be deemed a Default or an Event of Default.

Certain Covenants

Limitation on Indebtedness

The New Indenture will provide that we will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness), except for Permitted Indebtedness; provided, however, that we may Incur Indebtedness if, at the time of and immediately after giving pro forma effect to such Incurrence of Indebtedness and the application of the proceeds therefrom, the Consolidated Coverage Ratio would be greater than (x) 2.00 to 1.00 if such Indebtedness is Incurred prior to the second anniversary of the Issue Date or (y) 2.25 to 1.00 if such Indebtedness is incurred thereafter.

The limitations contained in the preceding paragraph will not apply to the Incurrence of any of the following (collectively, “Permitted Indebtedness”), each of which will be given independent effect:

(a)           Indebtedness under the New Notes and any Guarantees;

(b)           Indebtedness Incurred under the Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed after giving effect to such Incurrence the maximum committed amount (without giving effect to any borrowing base restrictions) under the Credit Facilities on the Issue Date less any amounts derived from any Asset Sale and applied to the required reduction of such Indebtedness (resulting in a permanent reduction of the related commitment to lend or amount to be reborrowed in case of a revolving credit facility, or in the case of a term loan, the amount actually attributed to such asset therein) under the Credit Facilities pursuant to “Disposition of Proceeds of Asset Sales” below;

(c)           Indebtedness of any Restricted Subsidiary owed to and held by us or any Restricted Subsidiary, and Indebtedness of the Company owed to and held by any Restricted Subsidiary and that is unsecured and subordinated in right of payment in liquidation to the payment of our obligations under any Senior Indebtedness, the New Indenture and the New Notes; provided, however, that an Incurrence of Indebtedness that is not otherwise permitted by this clause (c) will be deemed to have occurred upon (i) any sale or other disposition of any Indebtedness or any Restricted Subsidiary referred to in this clause (c) to a Person (other than us or a Restricted Subsidiary), or (ii) any sale or other disposition of Equity Interests of any Subsidiary which holds Indebtedness of us or another Subsidiary;

(d)           Indebtedness under Interest Rate Protection Obligations; provided, however, that such Interest Rate Protection Obligations have been entered into for bona fide business purposes and not for speculation;

(e)           Purchase Money Indebtedness and Capitalized Lease Obligations in an aggregate principal amount (including refinancings thereof) at any one time outstanding not to exceed [5/10%] of aggregate total revenue of us and our Restricted Subsidiaries during the most recently completed four fiscal quarter period on a consolidated basis (determined at the time of Incurrence); provided, however, that we and our Restricted Subsidiaries may incur any amount of additional Indebtedness of the type specified above in this clause (e) which is secured by real estate and any improvements thereon so long as the sole recourse of the obligee with respect to such Indebtedness is to the real property and/or improvements financed, fixtures related thereto and any accessions and additions thereto, replacements and substitutions therefor and the proceeds (including insurance proceeds thereof);

(f)            Indebtedness under Currency Agreements; provided, however, that such Currency Agreements have been entered into for bona fide business purposes and not for speculation;

(g)           Existing Indebtedness;

(h)           Indebtedness to the extent representing a replacement, renewal, defeasance, refinancing or extension (collectively, a “refinancing”) of any outstanding Indebtedness; provided, however, that (i) any such refinancing will not exceed the sum of the principal amount (or accreted amount (determined in accordance with GAAP), if less) of the Indebtedness being refinanced (or in the case of a refinancing of the Credit Facilities the maximum permitted amount under clause (b) above), plus the amount of accrued interest thereon, plus the amount of any reasonably determined prepayment premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith, (ii) Indebtedness representing a refinancing of Indebtedness other than Senior Indebtedness will have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced and (iii) Indebtedness that is pari passu with, or subordinate to the New Notes may only be refinanced with Indebtedness that is made pari passu with or subordinate in right of payment to the New Notes and Subordinated Indebtedness may only be refinanced with Subordinated Indebtedness; provided, further, that Indebtedness of the Company may be refinanced by Indebtedness of a Restricted Subsidiary and Indebtedness of a Restricted Subsidiary may be refinanced by Indebtedness of the Company or that Restricted Subsidiary;

(i)            guarantees by us or a Restricted Subsidiary of Indebtedness Incurred by us or a Restricted Subsidiary so long as the Incurrence of such Indebtedness is otherwise permitted by the terms of the New Indenture.

(j)            Acquired Indebtedness and Indebtedness Incurred in connection with the acquisition of assets; provided, that such Indebtedness was incurred by the prior owner of such assets prior to such acquisition by us or one of our Subsidiaries and was not incurred in connection with, or in contemplation of, such acquisition by us or one of our Restricted Subsidiaries; provided further that the principal amount (or accreted value, as applicable) of such Indebtedness, together with any other outstanding Indebtedness (including refinancings thereof) incurred pursuant to this clause (j), does not exceed $5.0 million;

(k)           Indebtedness in respect of worker’s compensation, self-insurance obligations, performance, surety, appeal and similar bonds and completion guarantees provided in the ordinary course of business;

(l)            Indebtedness incurred in connection with the acquisition of capital stock of Restricted Subsidiaries existing on the Issue Date representing minority interests in such Restricted Subsidiaries in an aggregate principal amount (including refinancings thereof) not to exceed $2.0 million;

(m)          additional Indebtedness of us or any of our Restricted Subsidiaries, Incurred after the Issue Date, in an aggregate principal amount at any time outstanding (including refinancings thereof), not to exceed $20.0 million; and

(n)           Indebtedness Incurred in connection with the financings or refinancings of our real property holdings existing on the Issue Date provided the proceeds of such financings are used to (i) replace or refinance Existing Indebtedness or (ii) provide additional financings as allowed under (m) above.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (a) through (n) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, we will, in our sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof or as having been divided and incurred pursuant to more than one of such clauses or the first paragraph hereof.  Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.  If the Indebtedness is Incurred, denominated and payable in other than United States currency, then the Indebtedness will be converted into United States currency using the spot foreign exchange rate of the currency in which such Indebtedness is Incurred, denominated and payable on the date of Incurrence of such Indebtedness.   Indebtedness Incurred under clause (h) above as a refinancing of the Credit Facilities may be Incurred as two or more separate facilities entered into at the same time or at different times so long as such facilities in the aggregate constitute a refinancing of the Credit Facilities in a maximum amount not to exceed the amount permitted under clause (b) above.

Limitation on Senior Subordinated Indebtedness

The New Indenture provides that we will not, directly or indirectly, Incur, or suffer to exist, any Indebtedness that by its terms would expressly rank senior in right of payment to the New Notes and subordinate in right of payment to any other Indebtedness.

Limitation on Restricted Payments

The New Indenture provides that we will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly

(i)            declare or pay any dividend or any other distribution on any Equity Interests of the Company or make any payment or distribution to the direct or indirect holders (in their capacities as such) of Equity Interests of the Company including, without limitation, any such dividend, distribution or other payment made in connection with any Merger or consolidation involving the Company (other than any dividends, distributions and payments made solely in Qualified Equity Interests of the Company or in options, warrants or other rights to purchase Qualified Equity Interests of the Company or dividends or distributions by a Restricted Subsidiary to us or another Restricted Subsidiary or payments made under the Employment Agreement or the Separation Agreement);

(ii)           purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any of our Subsidiaries (other than any such Equity Interests owned by us or any Restricted Subsidiary);

(iii)          make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness of Guarantor Subordinated Indebtedness, except a payment of interest o principal at Stated Maturity;

(iv)          make any Investment in any Person (other than Permitted Investments); or

(v)           designate any Restricted Subsidiary as an Unrestricted Subsidiary; (any such payment or any other action (other than any exception thereto) described in (i) through (v), a “Restricted Payment”), unless

(a)           no Default or Event of Default will have occurred and be continuing at the time or immediately after giving effect to such Restricted Payment;

(b)           immediately after giving effect to such Restricted Payment, we would be able to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the Consolidated Coverage Ratio test set forth in the first paragraph of “—Limitation on Indebtedness;” and

(c)           immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments declared or made on or after the Issue Date (excluding Restricted Payments permitted by clauses (ii) and (iv) of the next succeeding paragraph) does not exceed an amount equal to the sum of (1) 50% of cumulative Consolidated Net Income determined for the period (taken as one period) from the beginning of the first fiscal quarter commencing after the Issue Date and ending on the last day of the most recent fiscal quarter immediately preceding the date of such Restricted Payment for which our consolidated financial information is available (or if such cumulative Consolidated Net Income will be a loss, minus 100% of such loss), plus (2) the aggregate net cash proceeds received by us (x) as capital contributions after the Issue Date or (y) from the issue and sale (other than to any of our Subsidiaries) of its Qualified Equity Interests after the issue Date (excluding the net proceeds from any issuance and sale of Qualified Equity Interests financed, directly or indirectly, using funds borrowed from us or any of our Subsidiaries until and to the extent such borrowing is repaid), plus (3) the principal amount (or accreted amount (determined in accordance with GAAP), if less) of any Indebtedness of the Company or any Restricted Subsidiary Incurred after the Issue Date which has been converted into or exchanged for Qualified Equity Interests of the Company (minus the amount of any cash or property distributed by us or any Restricted Subsidiary upon such conversion or exchange), plus (4) an amount equal to the net reduction in Restricted Payments resulting from dividends, repayments of loans or advances, or other transfers of assets, in each case to us or any Restricted Subsidiary (except to the extent any such payment is included in the calculation of Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, not to exceed the amount of Restricted Payments previously made after the Issue Date by us and our Restricted Subsidiaries in such Person.

The foregoing provisions will not prevent: (i) the payment of any dividend or distribution on, or redemption of, Equity Interests within 60 days after the date or declaration of such dividend or distribution or the giving of formal notice of such redemption, if at the date of such declaration or giving of such formal notice such payment or redemption would comply with the provisions of this New Indenture; (ii) the purchase, redemption, retirement or other acquisition of any Equity Interests of the Company, Subordinated Indebtedness or Guarantor Subordinated Indebtedness in exchange for, or out of the net cash proceeds of the substantially concurrent issue and sale (other than to any of our Subsidiaries) of, Qualified Equity Interests received by us; provided, however, that any such net cash proceeds or any Equity Interest issued in exchange for such retired Equity Interests will be excluded from clause (c)(2) of the preceding paragraph (and were not included therein at any time); (iii) the defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness or Guarantor Subordinated Indebtedness with the net cash proceeds from a Refinancing; (iv) payments by us to purchase, redeem or acquire for value shares of our capital stock (other than Disqualified Equity Interests) or options on such shares held by officers or employees or former officers or employees (or their estates or beneficiaries under their estates) upon the death, disability, retirement or termination of employment of such current or former officers or employees pursuant to the terms of an employee benefit plan or any other agreement pursuant to which such shares of capital stock or options were issued or pursuant to a severance, buy-sell or right of first refusal agreement with such current or former officer or employee; provided, however, that the aggregate cash consideration paid, or distributions made, pursuant to this clause (iv) do not in any one fiscal year exceed $5.0 million; (v) Investments constituting Restricted Payments made as a result of the receipt of non-cash consideration from any Asset Sale made pursuant to and in compliance with “Disposition of Proceeds of Asset Sales” below; and (vi) the purchase of Capital Stock representing minority interests in Restricted Subsidiaries; provided, however, that the aggregate cash consideration paid pursuant to this clause (vii) does not exceed $5.0 million.

The amount of any non-cash Restricted Payment will be deemed to be equal to the Fair Market Value thereof at the date of the making of such Restricted Payment.

Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries

The New Indenture provides that we will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions to us or any Restricted Subsidiary on its Equity Interests or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to us or any Restricted Subsidiary, (b) make loans or advances to, or guarantee any Indebtedness or other obligations of, or make any Investment in, us or any Restricted Subsidiary or (c) transfer any of its properties or assets to us or any Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of (i) the Credit Facilities as in effect on the Issue Date, any other agreement of us or our Restricted Subsidiaries outstanding on the Issue Date as in effect on the Issue Date and any other agreement of the Company or our Restricted Subsidiaries outstanding from time to time governing Senior Indebtedness, and any amendments, restatements, renewals, replacements or refinancings thereof; provided, however, that such encumbrances and restrictions will not be more restrictive taken as a whole than the Credit Facilities as in effect on the Issue Date; (ii) applicable law; (iii) any instrument governing Indebtedness or Equity Interests of an Acquired Person acquired by us or any Restricted Subsidiary as in effect at the time of such acquisition (except to the extent such Indebtedness was Incurred by such Acquired Person in connection with, as a result of or in contemplation of such acquisition); provided, however, that such encumbrances and restrictions will not be applicable to us or any Restricted Subsidiary, or the properties or assets of the Company or any Restricted Subsidiary, other than the Acquired Person; (iv) customary non-assignment, subletting or restriction on transfer provisions or restrictions on cash or other deposits or net worth maintenance provisions under leases, licenses or other contracts entered into in the ordinary course of business; (v) Purchase Money Indebtedness for property acquired in the ordinary course of business that only imposes encumbrances and restrictions on the property so acquired and the proceeds thereof; (vi) any agreement for the sale or disposition of the Equity Interests or assets of any of our Subsidiaries; provided, however, that such encumbrances and restrictions described in this clause (vi) will be only applicable to such Subsidiary or assets, as applicable, and any such sale or disposition is made in compliance with “Disposition of Proceeds of Asset Sales” below to the extent applicable thereto; (vii) Refinancings permitted under clause (h) of the second paragraph of “Limitation on Indebtedness” above; provided, however, that the encumbrances and restrictions of such Refinancings will not be more restrictive taken as a whole than the encumbrances and restrictions in the agreements governing the Indebtedness being refinanced; (viii) the Old Indenture; or (ix) this New Indenture.

Limitation on Liens

The New Indenture provides that we will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, Incur, or suffer to exist, any Liens of any kind against or upon any of their respective properties or assets now owned or hereafter acquired, or any proceeds therefrom or any income or profits therefrom, to secure any Indebtedness unless contemporaneously therewith effective provision is made to secure the Securities and all other amounts due under this New Indenture, equally and ratably with such Indebtedness (or, in the event that such Indebtedness is subordinated in right of payment to the Securities prior to such Indebtedness) with a Lien on the same properties and assets securing such Indebtedness for so long as such Indebtedness is secured by such Lien, except for Permitted Liens.

Disposition of Proceeds of Asset Sale

The New Indenture provides that we will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, make any Asset Sale, unless (i) we or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and (ii) at least 75% of the consideration therefor received by us or such Restricted Subsidiary is in the form of (a) cash or Cash Equivalents or (b) property or assets that are used or useful in a Permitted Business, or Equity Interests of any Person primarily engaged in a Permitted Business if, as a result of the acquisition by us or any Restricted Subsidiary thereof, such Person becomes a Restricted Subsidiary; provided that the amount of (x) any liabilities of the Company or any Restricted Subsidiary (other than our contingent liabilities and liabilities that are by their terms subordinated to the New Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to the customary novation agreement that releases us or such Restricted Subsidiary from further liability and (y) any notes or other obligations received by us or any such Restricted Subsidiary from such transferee that are converted by us or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 180 days following the closing of such Asset Sale, will be deemed to be cash for purposes of this provision; provided further that the 75% limitation referred to above will not apply to any sale, transfer or other disposition of assets in which the cash portion of the consideration received therefor, determined in accordance with the foregoing proviso, is equal to or greater than what the after-tax net proceeds would have been had such transaction complied with the aforementioned 75% limitation.

We or such Restricted Subsidiary, as the case may be, subject to the terms of the New Indenture, must deposit all Net Cash Proceeds of any Asset Sale in a segregated escrow account until applied in accordance with the provisions set forth within this section.  We or such Restricted Subsidiary, as the case may be, may (i) apply such Net Cash Proceeds of any Asset Sale within 360 days of receipt thereof to repay Senior Indebtedness, or (ii) make an Investment in property or assets that are used or useful in a Permitted Business, or Equity Interests of any Person primarily engaged in a Permitted Business if, as a result of the acquisition by us or any Restricted Subsidiary thereof, such Person becomes a Restricted Subsidiary.

To the extent all or part of the Net Cash Proceeds of any Asset Sale are not applied as described in clause (i) or (ii) of the immediately preceding paragraph within the time periods set forth therein (the “Net Proceeds Utilization Date”) (such Net Cash Proceeds, the “Unutilized Net Cash Proceeds”), we will, within 20 days after such Net Proceeds Utilization Date, be required to make a pro rata offer (an “Asset Sale Offer”) to all holders of New Notes and any holders of other Indebtedness that is pari passu or senior with the New Notes or the Subsidiary Guarantees in question and that requires such offer and contains such provisions similar to those set forth in the New Indenture with respect to Offers to Purchase, to purchase or redeem with the proceeds of sales of assets, the maximum principal amount of New Notes and such other pari passu Indebtedness that may be purchased out of the Unutilized Net Cash Proceeds, at an offer price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the Purchase Date; (subject to the right of holders of record on the relevant Interest Record Date to receive interest on the relevant Interest Payment Date), in accordance with the procedures set forth in the definition of “Offer to Purchase”; provided, however, that the Offer to Purchase may be deferred until there are aggregate Unutilized Net Cash Proceeds equal to or in excess of $15.0 million, at which time the entire amount of such Unutilized Net Cash Proceeds, and not just the amount in excess of $15.0 million, will be applied as required pursuant to this paragraph.

With respect to any Offer to Purchase affected pursuant to this covenant, to the extent the aggregate principal amount of New Notes tendered pursuant to such Offer to Purchase exceeds the Unutilized Net Cash Proceeds to be applied to the repurchase thereof, such New Notes will be purchased pro rata based on the aggregate principal amount of such New Notes tendered by each Holder.  To the extent the Unutilized Net Cash Proceeds exceeds the aggregate amount of New Notes tendered by the holders of the New Notes pursuant to such Offer to Purchase, we may retain and utilize any portion of the Unutilized Net Cash Proceeds not required to be applied to repurchase New Notes tendered pursuant to such Offer for any purpose consistent with the other terms of the New Indenture.

In the event that we make an Offer to Purchase the New Notes, we will comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act, and any violation of the provisions of the New Indenture relating to such Offer to Purchase occurring as a result of such compliance will not be deemed an Event of Default or an event that with the passing of time or giving of notice, or both, would constitute an Event of Default.

Each Holder will be entitled to tender all or any portion of the New Notes owned by such Holder pursuant to the Offer to Purchase, subject to the requirement that any portion of a Note tendered must be tendered in an integral multiple of $1.00 principal amount and subject to any proration among tendering holders as described above.

Sale and Leaseback Transactions

We will not, and will not permit any of our Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that we may enter into a sale and leaseback transaction if (i) we could have Incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the Consolidated Coverage Ratio test set forth in the first paragraph of “Limitation on Indebtedness” above, (ii) the gross cash proceeds of such sale and leaseback transaction are at least equal to the Fair Market Value of the property that is the subject of such sale and leaseback transaction and (iii) the transfer of assets in such sale and leaseback transaction is permitted by, and we apply the proceeds of such transaction in compliance with “Disposition of Proceeds of Asset Sales” above; provided, further, that we may enter into a sale and leaseback transaction if the proceeds of such transaction are used to (i) replace or refinance Existing Indebtedness or (ii) provide additional financings as allowed under “Limitation on Indebtedness.”

Merger, Sale of Assets, Etc.

The New Indenture provides that we will not consolidate with or merge with or into any other Person and we will not sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of our properties and assets to any entity in a single transaction or series of related transactions, unless: (i) either (x) we will be the Surviving Person or (y) the Surviving Person (if other than us) will be a Person organized and validly existing under the laws of the United States of America or any State thereof or the District of Columbia and will, in any such case, expressly assume by a supplemental indenture, the due and punctual payment of the principal of, premium, if any, and interest on all the New Notes and the performance and observance of every covenant of the New Indenture to be performed or observed on our part; (ii) immediately thereafter on a pro forma basis, no Default or Event of Default will have occurred and be continuing; and (iii) except in the case of a merger or consolidation of us with or into a Wholly Owned Restricted Subsidiary, we or the entity or Person formed by or surviving any such consolidation or merger (if other than us), or to which such sale, assignment, transfer, conveyance or other disposition will have been made will, immediately after such transaction after giving pro forma effect thereto and any related financial transaction as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of “Limitation on Indebtedness.”

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all the properties and assets of one or more Restricted Subsidiaries the Equity Interests of which constitutes all or substantially all our properties and assets will be deemed to be the transfer of all or substantially all of our properties and assets.

Transactions with Affiliates

The New Indenture provides that we will not and will not cause or permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into any transaction (or series of related transactions) with or for the benefit of any of their respective Affiliates (including, without limitation, any Unrestricted Subsidiary) or any of our officers, directors or employees or any of our Subsidiaries (each an “Affiliate Transaction”), unless (i) such Affiliate Transaction is on terms which are no less favorable to us or such Restricted Subsidiary, as the case may be, than would be available in a comparable transaction with an unaffiliated third party and (ii) if such Affiliate

Transaction (or series of related Affiliate Transactions) involves aggregate payments or other consideration having a Fair Market Value in excess of $1.0 million in any fiscal year, such Affiliate Transaction is in writing and a majority of the disinterested members, if any, of our Board of Directors will have approved such Affiliate Transaction and determined that such Affiliate Transaction complies with the foregoing provisions.  In addition, any Affiliate Transaction involving aggregate payments or other consideration having a Fair Market Value in excess of $10.0 million will also require a written opinion from an Independent Financial Advisor (filed with the Trustee) stating that the terms of such Affiliate Transaction are fair, from a financial point of view, to us or our Subsidiaries involved in such Affiliate Transaction, as the case may be.

Notwithstanding the foregoing, the restrictions set forth in this covenant will not apply to (i) transactions with or among us and any Restricted Subsidiary or between or among Restricted Subsidiaries or between us and/or one or more of our Restricted Subsidiaries on the one hand, and Non-Affiliated Joint Ventures, on the other hand; (ii) reasonable fees and compensation (including customary benefit, deferred compensation, retirement and stock incentive or similar plans) paid or made available to and indemnity provided on behalf of, our officers, directors, employees, consultants or agents or any Restricted Subsidiary as determined in good faith by our Board of Directors; (iii) advances and loans to employees for relocation, entertainment and travel expenses, drawing accounts and other matters in the ordinary course of business, (iv) any transactions undertaken pursuant to any contractual obligations in existence on the Issue Date (as in effect on the Issue Date), (v) any Restricted Payments made in compliance with “Limitation on Restricted Payments” above and (vi) any transactions pursuant to the Separation Agreement or the Employment Agreement.

Provision of Financial Information

The New Indenture provides that we will immediately commence and use our best efforts to register the New Notes under Section 12 of the Exchange Act within 30 days after the date of issuance or as soon as reasonably possible thereafter.  Whether or not we are subject to Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, we will file with the SEC (if permitted by SEC practice and applicable law and regulations) the annual reports, quarterly reports and other documents which we would have been required to file with the SEC pursuant to such Section 13(a) or 15(d) or any successor provision thereto if we were so subject, such documents to be filed with the SEC on or prior to the respective dates (the “Required Filing Dates”) by which we would have been required so to file such documents if we were so subject.  We will also in any event (a) within 15 days of each Required Filing Date (whether or not permitted or required to be filed with the SEC) (i) transmit (or cause to be transmitted) by mail to all holders, as their names and addresses appear in the Note register, without cost to such holders, and (ii) file with the Trustee, copies of the annual reports, quarterly reports and other documents which we would be required to file with the SEC pursuant to the preceding sentence, or, if such filing is not so permitted, information and data of a similar nature, and (b) if, notwithstanding the preceding sentence, our filing of such documents with the SEC is not permitted by SEC practice or applicable law or regulations, promptly upon written request supply copies of such documents to any Holder.  In addition, for so long as any New Notes remain outstanding and prior to the filing of a registration statement under the Securities Act, if required, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, and, to any beneficial Holder of New Notes, if not obtainable from the SEC, information of the type that would be filed with the SEC pursuant to the foregoing provisions, upon the request of any such Holder.

Designation of Unrestricted Subsidiaries

The New Indenture will provide that we may designate after the Issue Date any of our Subsidiaries as an “Unrestricted Subsidiary” under the New Indenture (a “Designation”) only if:

(i)            no Default or Event of Default will have occurred and be continuing at the time of or after giving effect to such Designation;

(ii)           immediately after giving effect to such Designation, we could Incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the “Limitation on Indebtedness” covenant; and

(iii)          we would be permitted to make an Investment (other than a Permitted Investment) at the time of Designation (assuming the effectiveness of such Designation) pursuant to the first paragraph of the “Limitation on Restricted Payments” covenant in an amount (the “Designation Amount”) equal to the Fair Market Value of the parent’s proportionate interest in the net worth of such Subsidiary on such date calculated in accordance with GAAP.

Neither we nor any Restricted Subsidiary will at any time (x) provide credit support for or guarantee any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness); provided, that we may pledge Equity Interests or Indebtedness of any Unrestricted Subsidiary on a nonrecourse basis such that the pledgee has no claim whatsoever against us other than to obtain such pledged property, (y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary or (z) be directly or indirectly liable for any Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary, except for any non-recourse guarantee given solely to support the pledge by us of the capital stock of any Unrestricted Subsidiary.  For purposes of the foregoing, the Designation of any of our Subsidiaries as an Unrestricted Subsidiary will be deemed to include the Designation of all of the Subsidiaries of such Subsidiary.

We may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “Revocation”) only if:

(i)            no Default or Event of Default will have occurred and be continuing at the time of and after giving effect to such Revocation;

(ii)           all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, be permitted to be Incurred for all purposes of the New Indenture; and

(iii)          any transaction (or series of related transactions) between such Subsidiary and any of its Affiliates that occurred while such Subsidiary was an Unrestricted Subsidiary would be permitted by the “Transactions with Affiliates” covenant described below as if such transaction (or series of related transactions) had occurred at the time of such Revocation.

All Designations and Revocations must be evidenced by resolutions of our Board of Directors, delivered to the Trustee certifying compliance with the foregoing provisions.

Events of Default and Remedies

The occurrence of any of the following is defined as an “Event of Default” under the New Indenture: (a) failure to pay principal of (or premium, if any, on) any Note when due (whether or not prohibited by the provisions of the New Indenture described under “Subordination of the New Notes” above); (b) failure to pay any interest on any Note when due, continued for 30 days or more (whether or not prohibited by the provisions of the New Indenture described under “Subordination of the New Notes” above); (c) default in the payment of principal of, premium, if any, on or interest on any Note required to be purchased pursuant to any Offer to Purchase required by the New Indenture when due and payable or failure to pay on the Purchase Date the purchase price for any Note validly tendered pursuant to any Offer to Purchase (whether or not prohibited by the provisions of the New Indenture described under “Subordination of the New Notes” above); (d) failure to perform or comply with any of the provisions described under “Certain Covenants—Merger, Sale of Assets, etc.” above; (e) failure to perform any of our other covenants, warranties or agreements under the New Indenture or in the New Notes, continued for 30 days or more after written notice to us by the Trustee or holders of at least 25% in aggregate principal amount of the outstanding New Notes; (f) default or defaults under the terms of one or more instruments evidencing or securing Indebtedness of the Company or any Significant Restricted Subsidiaries having an outstanding principal amount of $5.0 million or more individually or in the aggregate that has resulted in the acceleration of the payment of such Indebtedness or failure by us or any Restricted Subsidiary to pay principal when due at the stated maturity of any such Indebtedness and such default or defaults will have continued after any applicable grace period and will not have been cured or waived; (g) the rendering of a final judgment or judgments (not subject to appeal) against us or any Significant Restricted Subsidiary in an aggregate amount of $5.0 million or more (net of any amounts covered by reputable and creditworthy insurance companies) which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired; or (h) certain events of bankruptcy, insolvency or reorganization affecting us or any of our Significant Restricted Subsidiaries.

If an Event of Default with respect to the New Notes (other than an Event of Default described in clause (h) of the preceding paragraph) occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding New Notes, by notice in writing to us may declare the unpaid principal of (and premium, if any) and accrued interest to the date of acceleration on all the outstanding New Notes to be due and payable immediately and, upon any such declaration, such principal amount (and premium, if any) and accrued interest, notwithstanding anything contained in the New Indenture or the New Notes to the contrary, will become immediately due and payable.  If an Event or Default specified in clause (h) of the preceding paragraph with respect to us occurs under the New Indenture, the New Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of the New Notes.

Subject to the provisions of the New Indenture relating to the duties of the Trustee, in case an Event of Default will occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the New Indenture at the request or direction of any of the holders of New Notes, unless such holders will have offered to the Trustee reasonable indemnity or security.  Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred an such Trustee.

Any such declaration with respect to the New Notes may be rescinded and annulled by the holders of a majority in aggregate principal amount of the outstanding New Notes upon the conditions provided in the New Indenture.  For information as to waiver of defaults, see “Modification and Waiver” below.

The New Indenture provides that the Trustee shall, within 30 days after the occurrence of any Default or Event of Default with respect to the New Notes outstanding, give the holders of the New Notes thereof notice of all uncured Defaults or Events of Default thereunder known to it; provided, however, that, except in the case of a Default or an Event of Default in payment with respect to the New Notes or a Default or Event of Default in complying with “Certain Covenants—Merger, Sale of Asset, etc.” above, the Trustee shall be protected in withholding such notice if and so long as a committee of its trust officers in good faith determines that the withholding of such notice is in the interest of the Holders of the Notes.

No holder of any New Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default thereunder and unless the holders of at least 25% of the aggregate principal amount of the outstanding New Notes shall have made written request, and offered reasonable indemnity or security, to the Trustee to institute such proceeding, and the Trustee shall have not have received from the holders of a majority in aggregate principal amount of such outstanding New Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.  However, such limitations do not apply to a suit instituted by a holder of such a New Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such New Note.

We will be required to furnish to the Trustee annually a statement as to the performance by us of certain of our obligations under the New Indenture and as to any material default in such performance.

No Personal Liability of Directors, Officers, Employees, Incorporator, Manager and Shareholders

No director, officer, employee, incorporator, manager or shareholder of the Company or any of our Affiliates, as such, will have any liability for any obligations of the Company under the New Notes or the New

Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation.  Each holder of New Notes by accepting a New Note waives and releases all such liability.  The waiver and release will be part of the consideration for issuance of the New Notes.  Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

We may, at our option and at any time, elect to have our obligations discharged with respect to the outstanding New Notes (“Legal Defeasance”).  Such Legal Defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding New Notes, except for (i) the rights of holders to receive payments in respect of the principal of, premium, if any, and interest on the New Notes when such payments are due, (ii) our obligations with respect to the New Notes concerning issuing temporary New Notes, registration of New Notes, mutilated, destroyed, lost or stolen New Notes and the maintenance of an office or agency for payments, (iii) the rights, powers, trust, duties and immunities of the Trustee and our obligations in connection therewith; (iv) Article III of the New Indenture; and (v) the Legal Defeasance provisions of the New Indenture.  In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that will be described in the New Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations will not constitute a Default or an Event of Default with respect to the New Notes.  In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the New Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance, (i) we must irrevocably deposit with the Trustee, in trust, for the benefit of the holders cash in U.S. dollars, noncallable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants to pay the principal of, premium, if any, and interest on the New Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, we will have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) we have received from, or there has been published by, the Internal Revenue Service, a ruling or (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, we will have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default will have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under the New Indenture or any other material agreement or instrument to which we or any of our Subsidiaries in a party or by which we or any of our Subsidiaries is bound; (vi) we will have delivered to the Trustee an officers’ certificate stating that the deposit was not made by us with the intent of preferring the holders over any other our creditors or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; (vii) we will have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; (viii) we will have delivered to the Trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Senior Indebtedness, including, without limitation, those arising under the New Indenture and (B) assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the date of the deposit and that no Holder is an insider of the Company, after the 91st day following the date of the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and (ix)

certain other customary conditions precedent are satisfied.  Notwithstanding the foregoing, the opinion of counsel required by clause (ii) above need not be delivered if all New Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable on the maturity date within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in our name and at our expense.

Governing Law

The New Indenture, the New Notes and the Guarantees, if any, will be governed by the laws of the State of New York without regard to principles of conflicts of laws.

Modification and Waiver

Modifications, waivers and amendments of the New Indenture may be made by us and the Trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding New Notes (including consents obtained in connection with a tender offer or exchange offer for the New Notes); provided, however, that no such modification, waiver or amendment to the New Indenture may, without the consent of the Holder of each New Note affected thereby, (a) change the maturity of the principal of or any installment of interest on any such New Note or alter the optional redemption or repurchase provisions of any such New Note or the New Indenture in a manner adverse to the holders of the New Notes; (b) reduce the principal amount of (or the premium of) any such Note; (c) reduce the rate of or extend the time for payment of interest on any such Note; (d) change the place or currency of payment of principal of (or premium) or interest on any such Note; (e) modify any provisions of the New Indenture relating to the waiver of past defaults (other than to add sections of the New Indenture or the New Notes subject thereto) or the right of the holders of New Notes to institute suit for the enforcement of any payment on or with respect to any such New Note or Guarantee or the modification and amendment provisions of the New Indenture and the New Notes (other than to add sections of the New Indenture or the New Notes which may not be modified, amended, supplemented or waived without the consent of each Holder affected); (f) reduce the percentage of the principal amount of outstanding New Notes necessary for amendment to or waiver of compliance with any provision of the New Indenture or the New Notes or for waiver of any Default in respect thereof; (g) waive a default in the payment of principal of, interest on, or redemption payment with respect to, the New Notes (except a rescission of acceleration of the New Notes by the holders thereof as provided in the New Indenture and a waiver of the payment default that resulted from such acceleration); (h) modify the ranking or priority of any New Note in respect thereof in any manner adverse to the holders or modify the definition of Senior Indebtedness or amend or modify the subordination provisions of the New Indenture in any manner adverse to the holders of the New Notes; or (i) modify the provisions of any covenant (or the related definitions) in the New Indenture requiring us to make an Offer to Purchase in a manner materially adverse to the holders of New Notes affected thereby otherwise than in accordance with the New Indenture.

The holders of a majority in aggregate principal amount of the outstanding New Notes, on behalf of all holders of New Notes, may waive compliance by us with certain restrictive provisions of the New Indenture.  Subject to certain rights of the Trustee, as provided in the New Indenture, the holders of a majority in aggregate principal amount of the New Notes, on behalf of all holders, may waive any past default under the New Indenture (including any such waiver obtained in connection with a tender offer or exchange offer for the New Notes), except a default in the payment of principal, premium or interest or a default arising from failure to purchase any New Notes tendered pursuant to an Offer to Purchase, or a default in respect of a provision that under the indenture cannot be modified or amended without the consent of the Holder of each New Note that is affected.

The Trustee

Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the New Indenture.  During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the New Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

The New Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company or any other obligor upon the New Notes, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise.  The Trustee is permitted to engage in other transactions with us or any of our Affiliates; provided, however, that if it acquires any conflicting interest (as defined in the New Indenture or in the Trust Indenture Act), it must eliminate such conflict or resign.

Comparison Of Key Differences Between The Notes And The New Notes

The following table summarizes the key differences between the provisions of the New Indenture as compared to the Old Indenture.  You should read the Old Indenture and the New Indenture to determine the full extent of the differences.  This summary is qualified in its entirety by reference to both indentures.  Capitalized terms used within this summary but not defined shall have the meaning as set forth in the Old Indenture and the New Indenture respectively.

	Old Indenture*	New Indenture
Aggregate Principal Amount:	$110,000,000	$30,000,000

Interest Payment Dates:	Payable semi-annually.	Payable semi-annually.

Interest Rate:	9 3/8%	(i) 2.0% per year payable in cash, plus (ii) at the our option, either (a) 8.0% per year payable in cash or (b) 10.0% per year to be capitalized as principal.

Maturity Date:	May 1, 2005	5 years after the Closing of the Exchange Restructuring

Guarantees:

Upon the satisfaction of certain requirements, certain Restricted Subsidiaries of the Company shall guarantee on an unsecured senior subordinated basis all of the Company’s obligations under the Notes and the Old Indenture.

Upon the satisfaction of certain requirements, certain Restricted Subsidiaries of the Company shall guarantee on an unsecured senior subordinated basis all of the Company’s obligations under the New Notes and the New Indenture.

Ranking:	Unsecured indebtedness of the Company, subject to subordination in favor of our senior debt, pari passu in right of payment with any of our future senior subordinated indebtedness.

Unsecured indebtedness of the Company, subject to subordination in favor of our senior debt existing on the Issue Date, pari passu in right of payment with any of our future senior subordinated indebtedness.

Optional Redemption:

We have the option to redeem the Notes in whole or in part at the redemption price of 102.344% of their principal amount until December 31, 2003 and thereafter at 100.0% of their principal amount together with any interest accrued and unpaid on the redemption

We will have the option to redeem the New Notes in whole or in part at any time at the redemption price of 101% of their principal amount, together with any interest accrued and unpaid on the redemption date.

date.

Restrictive Covenants:	The Old Indenture limits our ability, among other things, to:	The New Indenture limits our ability, among other things, to:

	• pay dividends or distributions on our capital stock, repurchase our capital stock and redeem certain subordinated debt;	• pay dividends or distributions on our capital stock, repurchase our capital stock and redeem certain subordinated debt;

	• make certain investments;	• make certain investments;

	• create certain liens on our assets to secure debt;	• create certain liens on our assets to secure debt;

	• incur additional debt;	• the incurrence of additional debt;

	• enter into certain transactions with affiliates; and	• enter into certain transactions with affiliates;

	• consolidate, merge or transfer all or substantially all of our assets.	• consolidate, merge or transfer all or substantially all of our assets; and

• enter into sale-leaseback arrangements.

*              If the Exchange Offer and solicitation of consents to the Old Indenture Amendments are completed, the Old Indenture will be amended to eliminate most of the restrictive covenants and some events of default, and the remaining holders of Notes who do not tender their Notes for exchange will no longer benefit from the protection to their credit interest afforded by those restrictive covenants and events of default.  See “The Exchange Restructuring – Proposed Amendments to the Old Indenture.”

TENDERING, CONSENTING AND VOTING PROCEDURES

Noteholder Procedures for Tendering Notes and Delivering Consents to the Solicited Consents and Prepackaged Plan

Tender of Notes and Delivery of Consents

The tender by a holder of Notes, and subsequent acceptance of the tender, pursuant to one of the procedures described below (including an electronic tender through the Depository Trust and Clearing Corporation (“DTC”)) will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this offering memorandum, the Letter of Transmittal or Master Ballot and, if applicable, the Notice of Guaranteed Delivery.  The procedures by which Notes may be tendered and consents may be given by beneficial owners that are not direct holders of Notes will depend upon the manner in which the Notes are held.  We are not accepting partial tenders of the Notes in the Exchange Offer.  Therefore a holder wishing to validly tender any of its Notes must tender all of them.

To validly tender Notes, a holder should, prior to the Expiration Date:

•      complete and sign the Letter of Transmittal in accordance with the instructions included therein;

•      have its signatures guaranteed, if required by the instructions;

•      deliver the completed and signed Letter of Transmittal, together with any other documents required by the instructions, to the Exchange Agent at its address set forth on the back cover of this offering memorandum; and

•      either (i) deliver certificates representing the Notes to the Exchange Agent at its address set forth on the back cover of this offering memorandum, or (ii) cause the Notes to be transferred to the Exchange Agent’s account at DTC pursuant to the procedures for book-entry delivery described below.

A holder should read the instructions included in the Letter of Transmittal carefully.  Letters of Transmittal, Notices of Rejection or Notes should not be sent to us, the Information Agent or the Old Indenture Trustee for the Notes, but should be sent to the Exchange Agent only.

All questions as to the form of any documents, and the validity (including time of receipt) and acceptance of all tenders, will be determined by us.  We reserve the absolute right to reject any or all tenders that are not in proper form or the acceptance of which would, in our opinion, be unlawful.  We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Notes.  Our interpretations of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding. Any defect or irregularity in connection with tenders must be cured within such time as we determine, unless waived by us.  Tenders of Notes will not be deemed to have been made until all defects and irregularities have been waived by us or cured.  None of the Company, the Exchange Agent or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will they incur any liability for failure to give any such notice.

A holder that desires to tender its Notes but cannot comply with the procedures for tender on a timely basis, or whose Notes are not immediately available for tender, must comply with the procedures for guaranteed delivery described below under the caption “—Guaranteed Delivery Procedures.”

The proper completion, execution and delivery of the Letter of Transmittal by a holder of Notes, together with the valid tender of such Notes, will constitute (i) the giving of consent by that holder to the Solicited Consents, and (ii) a vote to accept the Prepackaged Plan.

If any Notes are registered in the name of a person other than the signer of a Letter of Transmittal, then, in order to validly tender those Notes pursuant to the Exchange Offer, the Notes must be endorsed or accompanied by an appropriate written instrument or instruments of transfer reasonably satisfactory to us signed exactly as the name of such holder appears on the Notes, with the signatures or instruments of transfer guaranteed as provided below under the caption “—Signature Guarantees.”

The method of delivery of Notes and all other documents to the Exchange Agent is at the election and risk of the tendering holder.  Delivery will be deemed made only when actually received by the Exchange Agent.  If delivery is made by mail, it is recommended that the holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent on or before that date.

Tender of Notes Held Through a Nominee

Any beneficial owner whose Notes are registered in the name of a broker, dealer, custodian bank, trust company or other nominee and wishes to tender its Notes and deliver a Letter of Transmittal should, prior to the Expiration Date, either:

•      contact the registered holder promptly and instruct it to tender the Notes and deliver a Letter of Transmittal on the beneficial owner’s behalf; or

•      either (i) effect a valid transfer of registered ownership of the Notes to such beneficial owner or (ii) obtain certificates for Notes and an appropriate written instrument or instruments of transfer reasonably satisfactory to us signed exactly as the name of such registered owner appears on the Notes,and tendering such Notes on a properly completed Letter of Transmittal according to the holder instructions above.

Tender of Notes Held Through DTC

The Exchange Agent and DTC have confirmed that the Exchange Offer is eligible for the DTC Automated Tender Offer Program (“ATOP”).  The Exchange Agent will establish accounts with respect to the Notes at DTC for purposes of the Exchange Offer within two business days after the date of this offering memorandum.  To tender Notes that are held through DTC, the relevant DTC participant must prior to the Expiration Date:

•      electronically transmit its acceptance through ATOP (an action that will constitute acceptance of the Exchange Offer and consent to both the Solicited Consents and the Prepackaged Plan); and

•      cause DTC to transfer the Notes into the Exchange Agent’s account in accordance with DTC’s procedures (including a proper book-entry confirmation).

Upon receiving a holder’s acceptance through ATOP, DTC will edit and verify the acceptance and send an Agent’s Message (as defined below) to the Exchange Agent for its acceptance.

The confirmation of a book-entry transfer into the Exchange Agent’s account at DTC is referred to in this offering memorandum as a “book-entry confirmation.”  The term “Agent’s Message” means a message (forming part of a book-entry confirmation) that is transmitted by DTC to, and received by, the Exchange Agent stating that DTC has received an express acknowledgment from a DTC participant that the participant has received and agrees to be bound by the terms of the Letter of Transmittal, including the consent to the Solicited Consents and Prepackaged Plan, and that we may enforce that agreement against the participant.  Those DTC participants will be required to make physical delivery of the Master Ballot to the Exchange Agent on or before the Expiration Date.

Execution of Master Ballot

If Notes are held either (a) by a registered holder who is also the beneficial owner, and who intends to tender Notes through DTC, or (b) through a nominee, then the registered holder of the Notes must submit a Master Ballot to the Exchange Agent prior to the Expiration Date.  The Master Ballot collects information about each beneficial owner and tabulates votes with respect to the Exchange Offer and the Prepackaged Plan.  IF THE MASTER BALLOT IS NOT SUBMITTED PRIOR TO THE EXPIRATION DATE, ANY TENDER OF NOTES WILL BE INVALID.

Signature Guarantees

All signatures on a Letter of Transmittal, Notice of Guaranteed Delivery or a notice of withdrawal, as the case may be, are required to be guaranteed by a member of the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program, or the New York Stock Exchange, Inc. Medallion Signature Program (each of the foregoing referred to as an “Eligible Institution”), unless the Notes surrendered for exchange are being tendered:

•      by a registered holder of the Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Notes) that has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Issuance Instructions” on the Letter of Transmittal; or

•      for the account of an Eligible Institution.

If Notes are registered in the name of a person other than the signer of the Letter of Transmittal, then the signatures on the Letter of Transmittal accompanying the tendered Notes must be guaranteed by an Eligible Institution as described above.  See the instructions to the Letter of Transmittal.

Guaranteed Delivery Procedures

If a holder desires to tender Notes pursuant to the Exchange Offer and deliver a consent to the Solicited Consents and Prepackaged Plan, and the holder’s Notes are not immediately available or time will not permit the applicable Letter of Transmittal, certificates representing the Notes, and all other required documents to reach the Exchange Agent, or the procedures for book-entry transfer cannot be completed, in each case, prior to the Expiration Date, such holder may nevertheless tender its Notes and deliver a consent if all the following conditions are satisfied:

•      the tender is made by or through an Eligible Institution;

•      either a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us with this offering memorandum, or an Agent’s Message with respect to guaranteed delivery, is received by the Exchange Agent prior to the Expiration Date, as provided below; and

•      the certificates for the tendered Notes, in proper form for transfer (or a book-entry confirmation, including by means of an Agent’s Message, of the transfer of the Notes into the Exchange Agent’s account at DTC as described above), together with a Letter of Transmittal and Master Ballot, in each case properly completed and duly executed, with any required signature guarantees and any other documents required by the instructions to the Letter of Transmittal, are received by the Exchange Agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be sent by hand delivery, telegram, facsimile transmission or mail to the Exchange Agent and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Letter of Transmittal; Representations, Warranties and Covenants of Holders of Notes

Upon the submission of the Letter of Transmittal, or agreement to the terms of the Letter of Transmittal pursuant to an Agent’s Message described above, a holder, or the beneficial holder of such Notes on behalf of which the holder has tendered, will, subject to the terms and conditions of the Exchange Offer generally, be deemed among other things, to:

•      irrevocably sell, assign and transfer to or upon our order or the order of our nominees, all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of such holder’s status as a holder of, all Notes tendered thereby, such that thereafter it shall have no contractual or other rights or claims in law or equity against us or any fiduciary, trustee or other person connected with the Notes arising under, from or in connection with such Notes;

•      irrevocably waive any and all rights with respect to the Notes tendered thereby (including, without limitation, any existing or past defaults by us, the Old Indenture Trustee or any party acting on our behalf or at our instruction and their consequences in respect of such Notes); and

•      irrevocably release and discharge us, the Old Indenture Trustee or any party acting on our behalf or at our instruction from any and all claims such holder may have, now or in the future, arising out of or related to the Notes tendered thereby, including, without limitation, any and all claims that such holder is entitled to receive additional principal or interest payments with respect to the Notes tendered thereby or to participate in any redemption or defeasance of the Notes tendered thereby.

Withdrawal of Tenders and Revocation of Consents

Tenders of Notes may be withdrawn at any time prior to the Expiration Date but not thereafter.  Tenders of Notes may also be withdrawn if the Exchange Offer is terminated without any Notes being exchanged thereunder.  A proper withdrawal of tendered Notes prior to the Expiration Date will be deemed a revocation of the related consent to the Solicited Consents and Prepackaged Plan.  Similarly, a consent to the Solicited Consents and the Prepackaged Plan may be revoked at any time prior to the Expiration Date, but a valid revocation of a consent will render a tender of Notes defective.  However, any such withdrawal will not affect any party’s obligations under the Lock-Up Agreement.

For a withdrawal of a tender of Notes and a revocation of a Solicited Consent to be effective, a written or facsimile transmission notice of withdrawal or revocation, or a “request message” (as defined below), must be timely received by the Exchange Agent at its address set forth on the back cover of this offering memorandum.  Any notice of withdrawal or revocation must:

•      specify the name of the person who tendered the Notes to be withdrawn and to which the revocation of a consent relates;

•      contain the description of the Notes to be withdrawn or to which the revocation of a consent relates and identify the certificate number or numbers shown on the particular certificates evidencing such Notes (unless Notes were tendered by book-entry transfer) and the aggregate principal amount represented by such Notes; and

•      be signed by the holder of the Notes in the same manner as the original signature on the Letter of Transmittal by which the Notes were tendered and the related consent was given (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the

Old Indenture Trustee register the transfer of the Notes in the name of the person withdrawing the Notes and revoking the related consent.

In lieu of submitting a notice of withdrawal or revocation, DTC participants may electronically transmit a request for withdrawal to DTC.  DTC will then edit the request and send a request message to the Exchange Agent.  The term “request message” means a message transmitted by DTC, and received by the Exchange Agent, stating that DTC has received a request for withdrawal from a DTC participant and identifying the Notes to which such request relates.  If the Notes to be withdrawn have been delivered or otherwise identified to the Exchange Agent, a properly completed and presented notice of withdrawal or a request message is effective immediately upon receipt thereof even if physical release is not yet effected.  A withdrawal of Notes and a revocation of consents can only be accomplished in accordance with the foregoing procedures.

Any Notes properly withdrawn, and with respect to which a consent has been properly revoked, will be deemed to be not validly tendered for purposes of the Exchange Offer.  Properly withdrawn Notes may be retendered by following one of the procedures described above at any time prior to the Expiration Date.

Acceptance by Us of Noteholder Tenders and Consents

For purposes of the Exchange Offer, we shall be deemed to have accepted Notes tendered for exchange pursuant thereto when, as and if we give oral or written notice to the Exchange Agent of our acceptance of such Notes.  Upon the terms and subject to the conditions of the Exchange Offer, delivery of any New Notes or New Common Stock for Notes accepted pursuant to the Exchange Offer will be made by the Exchange Agent as soon as practicable after issuance and receipt of any such New Notes or New Common Stock by the Exchange Agent.  The Exchange Agent will act as agent for the tendering holders of Notes for the purpose of receiving New Notes and New Common Stock accepted for exchange and transmitting New Notes and New Common Stock accepted for exchange to such holders.

Shareholder Procedures for Consenting to Charter Amendments and Prepackaged Plan

Delivery of Consents

Holders of Class B Common Stock that wish to vote to accept or reject the Charter Amendments and the Prepackaged Plan should complete, date and sign the accompanying written Ballot and Consent Letter and promptly return it to us at the address set forth on the back cover of this offering memorandum on or before the Expiration Date.

Withdrawal of Consents

Any holder of Class B Common Stock that has executed a Ballot and Consent Letter may revoke its consent by delivering written notice of such revocation to the Exchange Agent prior to the Expiration Date. Such written notice will constitute a revocation of such holder’s vote to accept or reject both the Charter Amendments and Prepackaged Plan.

CAPITALIZATION PRIOR TO AND FOLLOWING THE RESTRUCTURING

Under our existing Articles of Incorporation, the total number of shares of capital stock that we are authorized to issue 16,000,000 shares, of which 1,000,000 are Preferred Stock, 5,000,000 are Class A Common Stock, and 10,000,000 are Class B Common Stock.  Prior to the Restructuring, the only shares of our capital stock outstanding are the 1,000 shares of Class B Common Stock that are held by Tower Records, Incorporated.

Upon adoption of the Charter Amendments in connection with the Restructuring, we will be authorized to issue 100,000,000 shares of a single class of New Common Stock, of which 10,000,000 will be issued and outstanding immediately following the Restructuring.  The following table shows the beneficial ownership of the holders of Notes and Class B Common Stock before the consummation of the Restructuring and after consummation of the Restructuring.

	Before Consummation of the Restructuring			After Consummation of the Restructuring
	Number of Shares of Class B Common Stock		Ownership Percentage (%)	Number of Shares of New Common Stock		Ownership Percentage (%)
Holders of Notes	0		0%	8,500,000	(2)	85	%(2)
Holder of Class B Common Stock	1,000	(1)	100%	1,500,000	(3)	15	%(3)

(1)     The holder of all of the outstanding shares of Class B Common Stock is Tower Records, Incorporated, which is 62% beneficially owned by Mr. Russell Solomon (as trustee of the Russell Solomon Trust), 37.2% beneficially owned by Mr. Michael Solomon (directly and as trustee of the Michael T. Solomon 1994 Trust, the David Solomon 1994 Trust, the Andrew Solomon Trust and the Aaron O. Solomon Trust), and 0.8% beneficially owned by Mr. David Solomon.

(2)     If the Restructuring is effected through the Exchange Restructuring, these figures will apply only to the holders of the Notes tendered into the Exchange Offer, which may constitute less than 100% of the Notes if the Minimum Tender Conditions is reduced.

(3)     Two thirds of these shares shall be escrowed subject to the terms of the Escrow Agreement described below.

DESCRIPTION OF OUR CAPITAL STOCK

The following description of the New Common Stock is a summary of and is qualified in its entirety by reference to our proposed Amended and Restated Articles of Incorporation, attached hereto as Exhibit I, which reflect the Charter Amendments, and our Bylaws, copies of which are available by contacting us.

Upon the adoption of the Charter Amendments, holders of shares of New Common Stock will be entitled to:

•      one vote for each share of New Common Stock held of record on all matters and in such manner as may be provided by applicable law;

•      receive ratably such dividends, if any, as may be declared by our Board of Directors out of funds legally available therefor; and

•      in the event of our liquidation, dissolution or winding up, share ratably in all distributions of assets which remain after our payment of all of our liabilities.

We do not intend to have the New Common Stock listed on any exchange.  There can be no assurance that an active market for the New Common Stock will develop or if a market does develop of the nature and characteristics of such market.

The New Common Stock to be issued in connection with the Restructuring will not be registered under the Securities Act in reliance upon exemption under the Securities Act.  See “Notice to Investors.”

THE COMPANY

Overview

Founded in 1960, we are one of the largest specialty retailers of recorded music and movies in the United States in terms of revenues and one of the most widely recognized music retail brand names in the world. We offer a diversified line of music and movie products including compact discs, DVD and VHS recorded movies, recorded audio cassettes, and other complementary products, including books, magazines, video games, blank tapes,  personal electronics and accessories.

We attract and retain customers who buy music on a year-round basis by providing an extensive product selection in an interactive, entertaining environment. Our stores feature extended store hours, in-store listening stations and knowledgeable sales personnel.  We believe that these factors make our stores a preferred shopping destination. We offer one of the broadest selections of recorded music, including recent releases, older catalog releases and other various music formats primarily in stand-alone shopping locations in densely populated urban and suburban areas.  We offer the same depth in DVD and VHS movies, providing a broad selection of new releases and older catalog releases.

Most of our current stores exceed 10,000 square feet and carry at least 50,000 music titles.  Flagship stores, which are located in major metropolitan areas, such as, Chicago, Honolulu, Los Angeles, New Orleans, New York, Philadelphia, San Francisco, Seattle and Washington, D.C., typically exceed 20,000 square feet and carry between 80,000 and 120,000 music titles.

Our headquarters are located in approximately 80,000 square feet of leased facilities in West Sacramento, California. These facilities house our management, marketing, sales and corporate finance personnel. The lease for these facilities terminates on April 30, 2005.  As of July 31, 2003, our total leased space consisted of approximately 1.7 million square feet of space for our stores and corporate offices. As of July 31, 2003, we were a party to approximately 116 real estate leases and subleases, relating to nearly all of our store locations as well as our administrative and warehouse facilities.  The leases expire between calendar year 2003 and calendar year 2024, with renewal options varying between one and 20 years.  Most of the U.S. stores operate as stand-alone locations.  Additionally, we own seven stores, four parking lots adjacent to our stores, and our warehouse and distribution center.

Our Prior Restructuring Efforts

During the third quarter of fiscal 2001, we commenced a business plan and restructuring process and retained a consulting firm to assist us in our efforts to improve our operations and financial performance (the “2001 Restructuring Plan”).  These efforts resulted in several initiatives designed to improve our profitability, including closing and liquidating most stand-alone and combination bookstores; disposing of most of our foreign operations by direct sale, conversion to licenses or closure; closing under-performing domestic record, outlet and frame/gallery stores; and monitoring the performance of additional stores.  We also put in place several operational initiatives designed to improve our cash flow position, including reducing corporate work force and overhead expenses, reducing working capital requirements and reducing capital expenditures.

As a result of the 2001 Restructuring Plan, our former operations in Argentina, Hong Kong, Taiwan, Ireland, Canada and the United Kingdom have either been closed or converted to licenses.  Additionally, we closed a total of 15 under-performing domestic stores and bookstores.

On October 11, 2002, we completed the sale of Tower Records Kabushiki Kaisha (“TRKK”), our Japanese retail operation, to Nikko Principal Investments Japan, Ltd. for an aggregate purchase price of 16 billion Japanese Yen (approximately $129 million at then-current exchange rates).

During the second quarter of fiscal 2003, we commenced a further restructuring process (the “2003 Restructuring Plan”) to improve our financial performance.  The 2003 Restructuring Plan contained several initiatives designed to improve our operations, including closing and liquidating an additional 13 under-performing stores, selling our Mexico investment, making cost cutting efforts focused on overhead reduction, right-sizing inventory with centralized purchasing and automatic replenishment, and closing the Pulse! Magazine publication. We began implementing our restructuring plan shortly after its adoption and have since closed six of the 13 under-performing stores through October 31, 2003.  The 2003 Restructuring Plan is currently continuing, and the present Restructuring is a key component of the 2003 Restructuring Plan.

Similarly, in February 2003, we entered into a Leasing and Employee Transfer Agreement with Virgin Retail Group Limited and Piccadilly Entertainment Store Limited (collectively, “Virgin”).  We agreed to assign leases, sell store fixtures and transfer certain employees for two of our stores in the United Kingdom to Virgin in exchange for 1.5 million British Pounds Sterling (approximately $2.5 million at the then-current exchange rates), and Virgin would obtain the non-exclusive right to use the business name of “Tower Records” for the operation of these two stores for a period not to exceed one year from date of closing.  The assignment and transfer pursuant to this agreement was completed in April 2003.

Business

Direct Operations

As of the beginning of the 2003 fiscal year, we operated a total of 171 stores worldwide, consisting of 103 U.S. retail stores in 21 states and 68 international stores in five countries. Our operating structure consisted of (i) our U.S. stores, Internet division and wholesaling operations, (ii) our Asian stores, Internet division and wholesaling operations, and (iii) our U.K. and Ireland stores and Internet division.  As of July 31, 2003 we operated (i) 96 U.S. stores, Internet division and wholesaling operations, and (ii) our U.K. Internet division.  As of July 31, 2003 our operations were directed by a Board of Directors comprised of four directors and an executive team comprised of four members.

For the 2003 fiscal year, we derived approximately 15.4% of our total net revenues from international sales. With the sale or conversion to licenses of our international stores, we will no longer generate international revenues other than licensing and royalty fees from our licenses and our U.K. Internet division.  In fiscal 2003, we operated 52 stores in Japan; eight in England; five in Mexico, two in Ireland, and one in Singapore, each of which were closed, sold or converted to licenses at different points during the year. We sold our most significant component of the international operations, Japan, on October 11, 2002.  As a result of the divestiture of international operations, several of the other operational locations were developed into license agreements.  As of July 31, 2003, there were a total of 61 stores that operate under license agreements in 11 countries.

Store Format And Locations

We have differentiated ourselves from competing music retailers by establishing strategic store locations, which generally feature a large, centrally located store in a densely populated urban area complemented by nearby urban and suburban stand-alone stores.  Our flagship stores in major markets typically exceed 20,000 square feet, with the majority of all stores exceeding 10,000 square feet.  Newer domestic stores range from 15,000 to 30,000 square feet, depending on the market and location.  We believe that our larger, stand-alone locations provide us with various operating efficiencies, including lower rent expense than comparable mall-based retailers.  Our large base of high-volume, stand-alone stores enables us to receive drop-shipments of product directly to store locations (thereby reducing the costs associated with warehousing and distribution).  During the fiscal year ended July 31, 2003, we did not open or relocate any domestic stores.  In addition, either through sale, conversion to licenses or closure, we exited our 68 international stores that were open as of July 31, 2002.

Tower.com

Through our wholly owned subsidiary, Tower Direct LLC, we operate an Internet company under the name “Tower.com.”  Tower.com operates as an online retailer of music and complementary entertainment products and information.  Users have download capability on Tower.com.  Tower.com has garnered high rankings and reviews from Internet and industry experts in surveys of the Internet’s best websites.  We plan to continue to leverage our brand name through our Internet capabilities to customers in our stores as well as Internet users in other locations.  The Tower.com website offers customers thousands of titles of music and movie items in stock and ready for immediate shipping from our state-of-the-art fulfillment and distribution center, which is owned and operated by our wholly owned subsidiary, Three A’s Holdings, LLC, doing business as Bayside Entertainment Distribution.  We will continue to rationalize our internet operations as a fully integrated operating strategy with our traditional brick-and-mortar retail operations.  We market our Internet site through the same advertising and marketing channels used for our retail stores and also through strategic alliances with well-known Internet companies, such as AOL Time Warner Inc. and Yahoo! Inc.

Products (Recorded Music, Movie Products and Complementary Products)

We offer a diverse line of products including compact discs, recorded audio cassettes, recorded video cassettes, DVD and other complementary products, including books, magazines, blank tapes, video games, personal electronics and accessories.

Our largest source of revenue is the sale of recorded music on compact discs and audio cassettes. For fiscal years 2003 and 2002, domestic recorded music sales accounted for approximately 59.6% and 62.9%, respectively, of our net revenues.  Our stores carry a wide selection of compact discs purchased from all major and most independent recording companies, which, except for new releases and special promotions, are arranged in the stores by genre and alphabetically by artist or group.  We differentiate ourselves from our competitors through the breadth and depth of our product selection.  Our strategy is to offer the broadest selection of recorded music for our customers, including recent BILLBOARD Top 50 releases as well as a comprehensive variety of older releases and diverse music formats.  Most of our stores carry at least 50,000 music titles, while flagship stores located in major markets, such as, Chicago, Honolulu, Los Angeles, New Orleans, New York, Philadelphia, San Francisco, Seattle and Washington, D.C., usually carry between 80,000 and 120,000 music titles.

In addition to recorded music, the majority of our stores sell DVD and VHS movie recordings.  For fiscal years 2003 and 2002, domestic movie sales accounted for approximately 22.7% and 19.4%, respectively, of our net revenues.  Seventeen stores also offer movie rentals.  We believe that we are well positioned to capitalize on the growing DVD market and are actively reconfiguring our stores for growing DVD sales.

To complement music buyers’ interests, our stores also sell books, magazines, blank tapes, video games, personal electronics and accessories.  As of July 31, 2003, we operated three stand-alone bookstores, subsequently closing one of the three in August 2003.  For fiscal years 2003 and 2002, sales of complementary products accounted for approximately 11.8% and 12.0%, respectively, of our domestic net revenues.

Marketing, Advertising And Promotion

We have long been recognized for our unique brand of retailing and seek to maximize our use of marketing, advertising and promotional activity by leveraging enhancement of our highly recognizable brand.  Our fully integrated marketing plan focuses on delivering to the customer a comprehensive service of discovery, education and experience throughout all aspects of the marketing mix.

In catering to a wide range of customers with diverse tastes, we maintain a commitment to providing an extensive selection of packaged entertainment, including a breadth of selection spanning all musical genres, deep selection of recorded movies providing purchase opportunity to new releases as well as older titles, merchandised in stores that celebrate the unique interests and needs of the communities in which they are located.  We believe our dedication to showcasing a multitude of recording artists, from emerging to super-star to local favorites, with in-store appearances and live performances, as well as author signings, sponsorships of local festivals, events and promotional tie-ins advantageously differentiates us from our competitors.

We believe that differentiated customer service is an important factor in overall customer satisfaction, brand loyalty and long term repeat purchases.  We maintain a commitment to providing our customers with superior service throughout all aspects of our integrated marketing approach, including direct mail segmentation campaigns and sales promotions.  Customers receive in-store customer education and discovery opportunities from our expert staff and product specialists who create an informative and interesting shopping environment.

As one of the nation’s largest independent entertainment software retailers, with over 40 years in the retail community, we have developed solid relationships with our suppliers.  As a result, we receive substantial marketing support funds from both our major and independent vendors through co-op advertising, and continue to achieve economies of scale in our advertising and distribution.  We believe that this level of support is rooted in our vendors’ recognition of the unique contribution we make to the music industry.

Marketing support inflows offset a significant portion of our advertising, marketing and promotional expenses and enables us to leverage brand equity with our customers across assorted media.  We utilize newspaper, magazine, direct mail and broadcast advertising, tailoring local and national advertising campaigns to create specific demand for products, while reinforcing brand messaging and recognition.

Suppliers

The majority of our music purchases come from five vendors with which we have developed long-standing relationships. As a result of these relationships and our high sales volume, we receive substantial marketing support allowances, competitive purchasing terms, short lead times on inventory fulfillment, competitive pricing programs and drop shipments of orders directly to our stores.  In addition, we purchase product from numerous independent distributors and labels.  Unsold music product may be returned to domestic manufacturers at any time that the title remains in the current music catalog of a manufacturer; however, restocking fees are generally assessed for returned product.  Product deletions are generally made only after advance notice, allowing us to return excess inventory before a title is discontinued. None of our major domestic suppliers limit returns of inventory.

The majority of our movie purchases come from seven large suppliers with whom we have developed strong relationships.  As our DVD business has expanded, those suppliers have provided for increased terms, credit availability, and purchase discounts.  We believe that our strong DVD sales will stimulate stronger relationships and provide even better terms and discounts in the future.  In addition, books, magazines, and other complementary product purchases are made from a large number of vendors.

Purchasing, Inventory Management And Distribution

Since the holiday season of fiscal year 2002, our purchasing and inventory management has become mostly centralized.  Unlike most of our competitors, we still allow for a small percentage of decentralization by giving our store managers discretion of local product management in order to cater to particular community product demands. Managers work closely with territory and national product managers to customize product inventory in their stores to the demographics and buying patterns of their local markets.

Our ISP (In Store Processing) system, using the IBM AS/400 computer system, enables management to monitor the levels and mix of our inventory in each of our stores on an individual basis.  The ISP system provides store managers instantaneous on-line information regarding quantities on hand, turns at the store level and on a combined basis, historical movement reports by SKU, pricing and cost data and customer service information.  The inventory management system generates automatic replenishment by SKU level maintaining an optimum store inventory level on a store-by-store basis based upon turns by SKU and historical purchase trends.  The ISP system also identifies slow-moving, deleted and overstocked titles to prompt the return of this inventory for refund.  This system enables the store managers to carry appropriate levels of deep-catalog product and to maintain sufficient inventory levels for fast-moving product.

We use our U.S. distribution operation to distribute products when it is more efficient than drop shipping to Tower stores.  We also sell products at the wholesale level to other retailers, particularly independent label recorded music.  In addition, mail order and Internet sales are fulfilled through our U.S. distribution facility allowing, in many cases, overnight delivery to customers.

Competition

The retail music and movie industries are highly competitive.  We compete with a wide variety of software and entertainment retailers, including regional and national mall-based music chains, international chains, deep-discount retailers, mass merchandisers, consumer electronics outlets, record clubs, e-commerce retailers, mail order, and independent operators.  In addition, a uniform format has been developed that will enable music companies to sell their products via direct Internet download.  We believe that sales via the Internet will continue to be a more significant part of an integrated operating strategy and accordingly have determined to emphasize order fulfillment for, and co-market with our Internet division.  In addition, we believe that we will continue to benefit from recent closures in the home entertainment industry.

We believe the principal competitive factors in the retail music industry are brand name recognition, merchandising, selection, pricing, inventory management, marketing, store location, management expertise and customer service.  We believe that we compete favorably with respect to each of these factors.

We compete with various mall-based music retailers such as Trans World Entertainment Corporation and Musicland.  We feel the mall-based music retailers service a different demographic than our customers, catering to a Top-40 genre rather than depth and breadth of product.  Specialty music retailers have experienced increasing competition from large discounters and consumer electronics stores such as Wal-Mart, Kmart, Target, Circuit City, Best Buy, Barnes and Noble and Borders. Many of these large discounters and consumer electronics stores typically feature BILLBOARD Top 50 recordings with minimal or no gross margin with the intent of generating additional store traffic and cross-selling other, higher margin products, such as consumer electronics.  We also compete with mail order clubs such as BMG Music and Columbia House.  The largest mail order clubs are affiliated with major manufacturers of pre-recorded music and movies and may have advantageous sourcing and marketing relationships with their affiliates.

The Internet has become an established avenue for retailing and the purchase of music and movies and continues to grow in popularity with entertainment software consumers.  Our e-commerce competitors include Amazon.com, BarnesandNoble.com, Itunes.com and others, most of which have one or more marketing alliances.  We expect continued growth in competing home entertainment options, including the Internet and larger numbers of television and music channels offered by cable companies.  The further development of Internet and cable technologies, coupled with high quality digital recording technologies, enable direct downloading of recorded music by consumers via the Internet, which could result in significant changes in existing distribution channels for pre-recorded music.  Such a development could have a material adverse effect on our business, financial condition and results of operations.

Seasonality

Retail music sales in the United States are typically higher during the calendar fourth quarter as a result of consumer purchasing patterns due to increased store traffic and impulse buying by holiday shoppers.  As a result, the majority of U.S. music retailers, and more specifically, the mall-based retailers rely heavily on the calendar fourth quarter to achieve annual sales and profitability.  Our deep-catalog approach to pre-recorded music appeals to customers who purchase music on a year-round basis.  Consequently, we have historically had reduced seasonal reliance.  In each of fiscal 2003 and 2002, the second quarter (November 1 through January 31) accounted for approximately 30% of annual sales.

Trademarks

We regard our trademarks and service marks as having significant worldwide value and as being important to our marketing efforts and brand name recognition.  We have registered our TOWER RECORDS-VIDEO-BOOKS trademark and variations thereof, along with numerous other trademarks, with the United States Patent and Trademark Office on the Principal Register.  We also have registered our TOWER trademark, or variations thereof, in numerous foreign countries.  Our policy is to pursue the registration of our trademarks whenever possible and to vigorously oppose any infringement of our trademarks and trade names.  In connection with the sale of the Japanese operations in October of 2002, we also sold our trademark rights related to Japan.

Employees

As of July 31, 2003, we employed approximately 3,004 persons, of whom approximately 476 were employed on a part-time basis.  Because of the seasonality of the retail music business, additional employees may be needed during the peak holiday season.  None of our employees is covered by a collective bargaining agreement. We consider our employee relations to be good.

Our corporate office staff consists of approximately 270 employees that are responsible for executive and general operational management, buying, merchandising, advertising, finance, accounting, human resources, legal, information systems and real estate management.

Current Management

The following table sets forth the name, age, position and years of service of the individuals who were serving as our directors and executive officers, as of November 1, 2003.  Executive officers are appointed by the Board of Directors and serve at the discretion of the Board.

Name	Age	Years of Service	Position
Russell M. Solomon	78	43	Founder, Chairman Emeritus and Director
E. Allen Rodriguez	44	1	Chief Executive Officer
DeVaughn Searson	59	15	Executive Vice President, Chief Financial Officer and Director
Kevin Cassidy	50	16	Executive Vice President, Operations, Sales and Product
William Baumann	41	4	Executive Vice President, Technology and Supply Chain
Michael T. Solomon	55	16	Director
Robert Lorber	56	5	Director

RUSSELL M. SOLOMON.  Mr. Solomon is a director and a founder of the Company and served as our Chairman. Mr. Solomon has served as President of the National Association of Recording Merchandisers (“NARM”) and as a Board member of the Video Software Dealers Association. Mr. Solomon is also a member of the Board of Directors of The Good Guys!  Mr. Solomon is the father of Michael T. Solomon.  Pursuant to the Employment Agreement, Mr. Solomon is currently the Chairman Emeritus of the Corporation.

E. ALLEN RODRIGUEZ.  Mr. Rodriguez has had a working relationship with the Company since 1990, and formally joined us as Chief Executive Officer in 2003. Prior to joining the Company, Mr. Rodriguez was Executive Vice President for Univision Communications Inc.  Previously, Mr. Rodriguez held financial positions with Prudential Capital Group and The Boston Company. He holds a Master in Business Administration degree from Stanford University, and earned a Bachelor of Arts degree from Harvard College.

DE VAUGHN SEARSON.  Mr. Searson has been Executive Vice President and Chief Financial Officer of the Company since 1988.  Mr. Searson also serves on our Board of Directors.  Prior to joining the Company, Mr. Searson was Senior Partner at Searson & Company, Certified Public Accountants. He holds a Bachelor of Science degree in Accounting from California State University, Sacramento, and is a certified public accountant.

KEVIN CASSIDY.  Mr. Cassidy began his 16-year career with the Company in 1987.  In 2002, after three years as Vice President of North American Operations, Mr. Cassidy was appointed Executive Vice President of Retail Operations, where he oversees our store-level performance. Mr. Cassidy currently is a member of the NARM Retail Advisory Board, DVD Entertainment Group Retail Advisory Board, and is a board member of Jazz Alliance International.

WILLIAM BAUMANN.  Mr. Baumann serves as our Executive Vice President, Technology and Supply Chain.  Prior to joining the Company in 1999, Mr. Baumann held senior management positions with NEC Corporation, Packard Bell, Chubb Insurance, and The Bank of Ireland.  He holds a Bachelor of Science degree in Business Administration from Southern New Hampshire University, and served for four years as a noncommissioned officer in the United States Coast Guard.

MICHAEL T. SOLOMON.  Mr. Solomon is a director and formerly was our President and General Counsel.  Mr. Solomon earned a Juris Doctor degree from Hastings College and holds a Bachelor of Arts degree in Business Administration from the University of California, Berkley.  Mr. Solomon resigned from the Company effective October 24, 2003, pursuant to the terms of the Separation Agreement.

ROBERT LORBER.  Mr. Lorber is a director.  Since 1976, he has been president of Lorber-Kamai Consulting Group, which advises Fortune 500 clients on productivity improvement.  He is also a professor at the Graduate School of Management at the University of California Davis.

Pursuant to the Governance Agreement, following the Restructuring, one director will be appointed by the Current Shareholder so long as the Current Shareholder holds no less than 7.5% of the fully diluted shares of New Common Stock (for this purpose, treating escrowed shares as being held by the Current Shareholder) and persons or entities affiliated with the family of Mr. Russell Solomon continue to hold all of the shares of the Current Shareholder, and the other shareholders will be entitled to designate the remaining four directors.  We anticipate that the Current Shareholder’s designee to the board of directors will be Mr. Russell Solomon.

Security Ownership Of Certain Beneficial Owners And Management

For information regarding beneficial ownership of our capital stock, see “Capitalization Prior to and Following the Restructuring.”

Litigation and Contingencies

We are the subject of litigation arising in the normal course of business.  In the opinion of management, our ultimate liability, if any, related to pending or threatened litigation would not materially affect our consolidated financial position or results of operations.

We entered into a consulting contract with Chilmark Partners, LLC (“Chilmark”) on May 18, 2001.  By letter to Chilmark dated June 12, 2002, we terminated the contract.  On July 29, 2002, Chilmark filed suit against us in the U.S. District Court for the Northern District of Illinois, alleging breach of contract and seeking other remedies under the contract and attachment of proceeds of the sale of our Japanese subsidiary.  In August 2002, Chilmark’s request for such an attachment was denied.  The litigation continues with respect to Chilmark’s breach of contract claim and its request for damages of approximately $2.6 million under the terms of the contract.  We believe we have meritorious defenses with respect to each of Chilmark’s claims and intends to defend against the claims vigorously; however, the litigation is in the preliminary stage and there can be no assurance that we will prevail in this action.  If Chilmark receives a favorable judgment for all or a substantial portion of the total $2.6 million in damages Chilmark is seeking, such an outcome could have a material adverse effect on our consolidated financial condition, results of operations and cash flows.

We operate in numerous jurisdictions with varying state and local tax and unclaimed property laws and regulations.  While we believe that we are in compliance with such laws and regulations, state and local authorities could potentially assert claims against us relating to these laws and regulations.  In management’s opinion, those claims, if any, would not materially affect our consolidated financial position and results of operations, considering our potential defenses.  However, no assurances can be given as to the ultimate resolution of any such potential claims.

Certain Relationships And Related Transactions

For a description of the Employment Agreement between Mr. Russell Solomon and us, and the Separation Agreement between Mr. Michael Solomon and us, see “The Restructuring and the Lock-Up Agreement – Related Agreements.”  Prior to entering into the Employment Agreement, Mr. Russell Solomon’s annual salary was $632,000.  Mr. Michael Solomon’s annual salary was $460,000.The Separation Agreement provides that we will pay Mr. Michael Solomon a severance payment of $540,150 over eighteen months, or, in the event an M&A Transaction has occurred that generates sufficient proceeds to retire the New Notes, any unpaid severance amounts will be paid immediately in full.  The Separation Agreement will terminate in the event that the Lock-Up Agreement is terminated for any reason.  Mr. Michael Solomon’s existing retention agreement was terminated upon the execution of the Separation Agreement.

In addition, we accrued royalty fees and lease obligations payable to certain of the trusts established for the benefit of Russell Solomon, Michael Solomon and their family members for royalties charged to us for the use of the trusts’ trademarks and logos and for the lease of office space owned by one of the trusts, in each case in connection with our prior Japanese operations.  All such accrued royalty fees and lease obligations were paid to the trusts or otherwise satisfied on October 11, 2002 in connection with our divestiture of our Japanese operations.

In fiscal 2003, we paid $160,000 in fees to Complete Data Services, Inc. for custodial and retrieval services related to our credit card transactions and chargebacks.  Karen Searson, the spouse of DeVaughn D. Searson, our Chief Financial Officer, is the owner of Complete Data Services, Inc.  As of November 2003, we have discontinued the services provided by Complete Data Services, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period.  Our management bases our estimates on historical experience and other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources.  We continually evaluate the information used to make these estimates as our business and the economic environment change.  The use of estimates is pervasive throughout our financial statements, but the accounting policies and estimates we consider most critical are as follows:

Revenue Recognition

We generate revenue primarily from retail sales comprised of pre-recorded music (including compact discs and audio cassettes), movie sales (including recorded video cassettes and DVD) and other complementary products (including books, magazines, video games, personal electronics and accessories) through our stores and is recognized at the point of the retail transaction.  Reductions of revenue for returns by retail customers are provided at the point of the return.  Additionally, we generate revenue from distribution to outside customers and recognize revenue based upon the shipment of merchandise to those distribution customers.  Our distribution arrangements with these customers generally give them the right to return titles.  We reduce gross sales and direct product costs for returns at the time of the returns.  We continuously monitor collections and payments from our wholesale distribution customers and maintain a provision for estimated credit losses based upon our historical experience and any specific distribution customer collection issues that we have identified.

Inventory Valuation

Inventories are valued at the lower of cost or market value.  Inventory valuation requires significant judgments and estimates, including merchandise markdowns and provisions for inventory shrink caused by customer theft.  We evaluate all of our inventory units to determine excess or slow-moving units based on current quantities, anticipated store closures and projections of future demand and market conditions.  Due to industry return policies, which generally provide for full recovery of cost upon return, we do not provide an allowance for inventory returns.

Restructuring Charges

Since the adoption of the 2001 Restructuring Plan and the 2003 Restructuring Plan (the “Restructuring Plans”), we have closed eight out of ten of our stand-alone bookstores and nine domestic under-performing record and outlet stores and sold two of our frame/gallery stores.  We have successfully converted the Argentina, Hong Kong, Singapore, Ireland, Mexico and Taiwan operations to licenses and closed our Canadian operations. Additionally, during the year ended July 31, 2003, under our 2001 Restructuring Plan, the United Kingdom operations were either closed or transferred to Virgin Retail Group Limited and Piccadilly Entertainment Store Limited. Management has implemented several cost-cutting initiatives resulting in reductions of workforce and other administrative and operating costs resulting in annual savings of $18.8 million. During the year ended July 31, 2003, we reduced headcount by a total of 669 employees in the United States, including certain senior executives.  Capital expenditures and working capital have also been closely managed under the Restructuring Plans. In accordance with the Restructuring Plans, we continue to monitor additional stores for possible future closure.

We have substantially completed the final phase of the 2001 Restructuring Plan. We adopted the 2003 Restructuring Plan in December 2002 aimed at further improving operations, monitoring and closing additional under-performing stores and assets, and evaluating our ongoing working capital investments. The continued implementation of the 2003 Restructuring Plan could result in additional restructuring costs, asset impairment charges and inventory write-downs in future periods. We expect to complete the 2003 Restructuring Plan by the end of the second quarter of fiscal 2004.

We have estimated and recorded restructuring and asset impairment charges and inventory write-downs in fiscal 2003 and 2002 related to the Restructuring Plans. These costs and charges required judgments about, among other things, employee severance costs, contract and lease terminations, related consulting and litigation fees, long-lived assets and inventory realization and other contingent liabilities. The ability to obtain agreements with lessors to terminate leases or with other parties to assign leases can also affect the accuracy of current estimates.

Impairment Of Long-Lived Assets

It is our policy to review our long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable.  We recognize impairment losses when the carrying value of the long-lived asset (asset group) is not recoverable and exceeds the estimated fair value.  The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the future undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group).  An impairment loss is measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds the estimated fair value.  Assumptions and estimates used in the evaluation of impairment, including current and future economic trends in the many geographic regions that our stores are located, are subject to a high degree of judgment and complexity and changes in the assumptions and estimates may affect the carrying value of long-lived assets, and could result in additional impairment charges in future periods.

For a detailed discussion of our accounting policies and related estimates and judgments, see the notes to the consolidated financial statements for the fiscal year ended July 31, 2003.  While we believe that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, there can be no assurance that our estimates and assumptions will be accurate, which could require us to make adjustments to these estimates in future periods.  The fiscal 2003 and 2002 financial information discussed below is unaudited.  Our management believes the unaudited 2003 and 2002 financial statements prepared by us reflect our financial position and results of operations in accordance with generally accepted accounting principles in the United States of America (GAAP) for such periods.  Our audited historical 2002 financial statements were audited by an independent accounting firm but do not contain adjustments to reflect our Japanese subsidiary’s operations as discontinued operations and the reclassification of certain vendor allowances to cost of sales from SG&A expense and should not be relied upon, and we may need to receive a consent for reissuance of fiscal year 2002 financial statements to audit the reclassification of these amounts.  If the fiscal 2002 financial information prepared and presented by us was to be audited, further adjustments could be required.   The independent auditor who audited our 2003 financial statements declined to consent to the inclusion of its audit report in this offering memorandum due to their stated concerns about our inability to provide audit reports for years prior to 2003.

Results Of Operations: Year Ended July 31, 2003 Compared To Year Ended July 31, 2002 (unaudited)

Revenues

Net revenues were $546.4 million for the fiscal year ended July 31, 2003, a decrease of $64.4 million or 10.5% from $610.8 million for the fiscal year ended July 31, 2002.  Our net revenues were derived from U.S. net revenues of $518.1 million and international net revenues (not including Japanese operations which are recorded as discontinued operations) of $28.3 million for the fiscal year ended July 31, 2003, compared to $553.3 million in the U.S. and $57.5 million internationally for the fiscal year ended July 31, 2002. Domestic recorded music sales for the fiscal year ended July 31, 2003 represented 59.6% of our net revenues versus 62.9 % for the fiscal year ended July

31, 2002.  We expect recorded music sales to represent a lower percentage of our net revenue in the future as sales of DVD products increase.  Retail sales represented 98.5% of our net revenues for the fiscal year ended July 31, 2003 versus 97.5% for the fiscal year ended July 31, 2002.

The overall decrease in our total revenues was driven primarily by the closure of the UK operations, closing of unprofitable domestic stores associated with the Restructuring Plan, a decline in same store sales of 4.48% attributed to an industry-wide reduction in pre-recorded music sales in the United States, which we believe is primarily due to the increased digital downloading of music, online and physical music piracy, and weaker product offerings by the major music companies.

Gross Profit

For the twelve months ended July 31, 2003, our gross profit decreased $14.0 million to $200.9 million from $214.9 million for the twelve months ended July 31, 2002.  The decrease in gross profit is principally due to the decreases in revenues described above.  Gross profit as a percentage of net revenues was 36.8% for the twelve months ended July 31, 2003, or 31.6% excluding the effects of the Restructuring Plans and EITF No. 02-16 reclassification adjustments.  Gross profit as a percentage of net revenues was 35.2% for the twelve months ended July 31, 2002, or 31.8% excluding the effects of the Restructuring Plans and EITF No. 02-16 reclassification adjustments.  Emerging Issues Task Force Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” requires the Company’s co-op support to be recorded as a reduction of cost of sales as opposed to a reduction of advertising expense as we have recorded in the past.  Management attributes the slight percentage decrease, excluding the effects of the Restructuring Plans and EITF 02-16 reclassification adjustments, primarily to weaker margins associated with the competitive pricing pressures in the United States as well as certain advertising promotions during the holiday season.  Additionally, included in cost of sales and impacting gross profit, we changed the useful life of our movie rental product from three years to one year and as a result incurred a one-time, non-cash charge of $1.2 million for the twelve months ended July 31, 2003.

Selling, General And Administrative Expense

Selling, general and administrative expenses decreased by $21.1 million to $196.3 million for the twelve months ended July 31, 2003 from $217.4 million for the twelve months ended July 31, 2002.  Excluding the effects of the $3.1 million and $5.9 million in professional fees related to the Restructuring Plans for the twelve months ended July 31, 2003 and 2002, respectively, selling, general and administrative expenses decreased by $18.3 million to $193.2 million during the twelve months ended July 31, 2003 from $211.5 million during the twelve months ended July 31, 2002.  Excluding the effect of professional fees related to the Restructuring Plans, closure of the UK operations in April 2003, decreases in personnel, occupancy and other administrative expenses are due to cost savings from initiatives resulting from the Restructuring Plans.  As a percentage of net revenues, selling, general and administrative expenses, excluding the effects of the professional fees related to the Restructuring Plans, was 35.4% for the twelve months ended July 31, 2003 as compared 34.6% for the twelve months ended July 31, 2002.  This increase of 0.8% as a percentage of net revenues is attributable to the decrease in net revenues as described above.  We expect to incur substantial professional fees related to our restructuring in fiscal year 2004.  Also see the impact from the adoption of EITF No. 02-16 on selling, general and administrative expense as discussed above for gross profits.

Restructuring And Impairment Costs

We recorded pre-tax restructuring and asset impairment charges of $26.5 million for the twelve months ended July 31, 2003 and $22.3 million for the twelve months ended July 31, 2002.  The 2003 costs were comprised of severance costs for terminated employees, asset disposal costs and costs associated with the closing of the Mexico and United Kingdom operations and the plan to close thirteen domestic stores.  Additionally, $2.3 million of inventory write-downs for restructure costs were recorded in cost of sales in the twelve months ended July 31, 2003.  Also, $3.1 million of professional fees for restructure related costs were recorded in selling, general and administrative expenses in the twelve months ended July 31, 2003.  We expect to incur substantial restructuring costs in fiscal year 2004.

Depreciation And Amortization

Depreciation and amortization expense was $19.8 million for the twelve months ended July 31, 2003 compared to $22.1 million for the twelve months ended July 31, 2002.  The decrease of $2.3 million was primarily due to the closing of under-performing stores identified in the 2003 Restructuring Plan in addition to the divestiture of the United Kingdom operations and related depreciable assets.

Loss From Continuing Operations

Our consolidated operating loss for the twelve months ended July 31, 2003 was $41.7 million compared to $46.9 million for the twelve months ended July 31, 2002.  The decrease of $5.2 million was primarily attributable to the closure of the UK operations in April 2003 and continued cost savings realized as a result of the Restructuring Plans that have been implemented.  Excluding the effects of the Restructuring Plans, operating losses increased $5.3 million to $9.8 million for the twelve months ended July 31, 2003 from $4.5 million for the twelve months ended July 31, 2002 which was primarily attributable to the decrease in revenues and gross profit, partially offset by the decrease in selling, general and administrative expenses, as described above.

Discontinued Operations

On October 11, 2002, we completed the sale of our Japanese subsidiary, TRKK, to Nikko Principal Investments Japan, LTD.  We sold all authorized and issued capital stock of TRKK for an aggregate purchase price of 16 billion Japanese Yen, which was approximately $129 million at then-current exchange rates.  Net proceeds were primarily used to pay down our prior credit facility.  We recorded a $15.8 million gain, net of $6.5 million in U.S. income and foreign taxes, from the sale of TRKK, which is included in income from discontinued operations on the accompanying statement of operations for the twelve months ended July 31, 2003.  In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” TRKK’s current year operating results have been presented as discontinued operations.  Additionally, the unaudited 2002 consolidated financial statements prepared by us include reclassifications to present the TRKK operations as discontinued operations.

Interest Expense

Net interest expense decreased to $21.5 million for the twelve months ended July 31, 2003 from $24.0 million for the twelve months ended July 31, 2002.  The decrease of $2.5 million was due primarily to the reduction of outstanding debt.

Loss on Disposal of Assets

Loss on disposal of assets increased to $9.9 million for the twelve months ended July 31, 2003 from $0.3 million for the twelve months ended July 31, 2002.  The increase of $9.6 million was due primarily to the sale or conversion to license agreement of the United Kingdom, Ireland, Mexico, and Singapore operations.

Net Loss

As a result of the above, we reported a net loss of $59.5 million for the fiscal year ended July 31, 2003, an increase of $2.3 million from a net loss of $57.2 million for the fiscal year ended July 31, 2002.   The increase in net loss is primarily due to a one-time non-cash charge related to the disposal of assets related to its United Kingdom, Ireland and Singapore operations which were sold in fiscal 2003 and foreign translation loss, partially offset by the decrease in interest expense.  In addition, the increase in net loss is a result of the factors previously discussed.

Liquidity And Capital Resources

Our principal capital requirements are to fund working capital needs, to refurbish and support existing stores, to continue development of our technological infrastructure as needed and to make regularly scheduled principal and interest payments on our debt obligations.

Our independent auditor’s report on the 2003 financial statements includes an explanatory paragraph which refers to a substantial doubt as to our ability to continue as a going concern.  In addition to the factors we describe in Note 1 to the 2003 unaudited consolidated financial statements, the independent auditor’s report also cited uncertainties surrounding our ability to complete the financial restructuring pursuant to the Lock-Up Agreement.  We also included below a discussion of some of those factors affecting our liquidity, ability to service our debts and access to sufficient working capital.

Net cash provided by operating activities was $0.6 million for the fiscal year ended July 31, 2003.  Cash provided by operating activities included $12.9 million of decreased inventory levels attributed mainly to the divestiture of the United Kingdom operations as well as benefits of the inventory management systems in the U.S. and ability to consistently maintain optimum inventory levels.  $45.7 million of the $59.5 million net loss were adjustments to reconcile the net loss to cash provided by operating activities, including income from discontinued operations, depreciation and amortization, restructuring and asset impairment costs, and other non-cash components.  Other changes in the balance sheet accounts were primarily attributed to the divestiture of the United Kingdom and other international operations.

Net cash provided by investing activities for fiscal 2003 in the amount of $104.2 million was focused primarily on store leasehold improvements and other capital expenditure requirements, including store relocations, refurbishment and technology investments totaling approximately $3.8 million.  Included in net cash provided by investing activities are net proceeds from the sale of our former Japanese subsidiary in the amount of $109.5 million.

Net cash used in financing activities in fiscal 2003 was $112.9 million, resulting principally from repayments on other long-term debt, which followed the sale of the Japanese subsidiary.  Net borrowings under our credit facility at July 31, 2003 were $58.8 million.  As a result, total funded debt, including debt outstanding related to our Japanese subsidiary that has been reclassified to discontinued operations, decreased from July 31, 2002 by $112.6 million to $199.6 million.

In May 2003, we announced our decision to restructure the Notes. We did not make our related $5.2 million payments of interest on the Notes that was due each of May 1 and November 1, 2003.  When we elected not to make the May 2003 interest payment on the Notes, the resulting default under the Old Indenture created a cross-default under the CIT Credit Agreement.  At present, we are operating under a forbearance with CIT that lasts through February 28, 2004.  If we do not complete the Restructuring or sell the Company by that date or if there are any other defaults under the CIT Credit Agreement, we will have to renegotiate our forbearance with CIT or face being in default under the CIT Credit Agreement.  If we do not satisfy the terms of the forbearance or do not obtain an extension of the forbearance, CIT could enforce remedies including cessation of our access to the revolving credit line necessary to operate our business.  See “The Restructuring and the Lock-up Agreement—Background—Description of Current Credit Facilities.”  In the Lock-Up Agreement, holders of approximately 91% of the Notes agreed not to accelerate the Notes or exercise any other remedy based on these any other defaults so long as the Lock-Up Agreement has not been terminated. If the Lock-Up Agreement were terminated, the Old Indenture Trustee or the holders of 25% of the Notes could take certain actions to cause the Notes to become immediately due and payable.

Assuming the Restructuring is consummated, we believe that the cash flow generated from our operations, together with amounts available from other financing alternatives, will be sufficient to fund our debt service requirements, lease obligations, working capital needs, our currently anticipated expenditures and other operating expenses for the next 12 months.  Our ability to service the line of credit and the term loans is subject to future economic conditions and financial, business and other factors, many of which are beyond our control.

Our liquidity, future operating performance and ability to service our long-term financing agreements will be subject to the success of our restructuring efforts, our plan to restructure the Notes, our plan to sell the Company or our assets, relationship with key vendors, compliance with amended debt covenants, future economic conditions and other factors, many of which are beyond our control.  There can be no assurance or guaranty that we will be successful in meeting our operational and strategic objectives.  In the event that we are unable to successfully implement the Restructuring, our business, financial position and results from operations may be materially and adversely affected.

Our current line of credit, term loans and Notes impose certain restrictions on our ability to make capital expenditures and limit our ability to incur additional indebtedness. Such restrictions could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business or acquisition opportunities. The covenants contained in the line of credit, term loan and Notes also, among other things, limit our ability to dispose of assets, repay indebtedness or amend other debt instruments, pay distributions, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances and make acquisitions.

We lease substantially all of our retail stores, warehouses and administrative facilities pursuant to operating leases that expire on dates through 2024 and generally have renewal options of one to 20 years. The terms of the leases provide for fixed or minimum payments plus, in some cases, contingent rents based on the consumer price index, or percentages of sales in excess of specified minimum amounts or other specified increases. We are generally responsible for maintenance, insurance and property taxes. Our minimum obligations in fiscal 2004 on non-cancelable operating leases are expected to be $30.8 million. Total rental expense (including taxes and maintenance, when included in rent, contingent rents and accruals to recognize minimum rents on the straight-line basis over the term of the lease) relating to all operating leases for fiscal 2004 is expected to be $35.2 million.

During the year ended July 31, 2003, we reduced headcount by a total of 669 employees in the United States, including certain senior executives.  As a result, we have estimated and accrued for $5.0 million of severance obligations in restructuring reserves in the July 31, 2003 consolidated balance sheet to be paid through January 2005.  New restructuring efforts that have resulted in cost reductions include closure of under-performing domestic stores, rationalization of store personnel costs and closure of our Pulse! Magazine.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE RESTRUCTURING AND
THE PREPACKAGED PLAN

The following discussion summarizes certain federal income tax consequences of the Exchange Restructuring and the Prepackaged Plan to us and the holders of the Notes.  Except where noted, this summary deals only with Notes held as capital assets.

The federal income tax consequences of the Exchange Restructuring and the Prepackaged Plan are complex and are subject to significant uncertainties.  We have not requested a ruling from the IRS or an opinion of counsel with respect to any of the tax aspects of the Exchange Restructuring or the Prepackaged Plan.  Thus, no assurance can be given as to the interpretation that the IRS will adopt or any resulting tax liability of such interpretation.  In addition, this summary addresses neither the foreign, state, or local income or other tax consequences of the Exchange Restructuring or the Prepackaged Plan, nor the federal income tax consequences of the Exchange Restructuring or the Prepackaged Plan to special classes of taxpayers (such as broker-dealers, banks, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, tax-exempt organizations, persons holding Notes as part of a hedge, integrated constructive sale or straddle, and investors in pass-through entities).  If an entity treated as a partnership for U.S. tax purposes holds Notes, the tax treatment of a partner of such an entity will generally depend upon the status of the partner and the activities of the entity.  If you are a partner of such an entity that holds Notes then you should consult your own tax advisor regarding the tax consequences to you of the Exchange Restructuring or the Prepackaged Plan.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.  Changes in such rules or new interpretations thereof may have retroactive effect and could significantly affect the federal income tax consequences described below.

This summary is for informational purposes only.  You are urged to consult your own tax advisors for the federal, state, local and other tax consequences applicable to you of the Exchange Restructuring and the Prepackaged Plan.

Except where noted, the following discussion addresses only U.S. Holders of the Notes.  As used herein, a “U.S. Holder” means a beneficial holder of a note that is, for U.S. federal income tax purposes, a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (x) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.  A “Non-U.S. Holder” is a beneficial holder of a note other than a “U.S. Holder.”

Consequences to Us

The possible consequences to us of the Exchange Restructuring and the Prepackaged Plan are substantially similar, except as noted below.  In either case, as discussed below, our net operating loss (“NOL”) carryforwards will be significantly reduced or eliminated.  In addition, our utilization of any remaining losses and NOL carryforwards and possibly certain other tax attributes, including certain of the tax attributes of our subsidiaries, may be restricted following the Exchange Restructuring (or the Prepackaged Plan).

Cancellation of Debt (“COD”) Income

In connection with the Exchange Restructuring (or the Prepackaged Plan), we will realize COD income equal to the excess, if any, of (i) the adjusted issue price of the Notes exchanged over (ii) the sum of (a) the issue price of the New Notes and (b) the fair market value of the New Common Stock.  Generally, an insolvent debtor may exclude COD income to the extent of the debtor’s insolvency immediately prior to the exchange.  Similarly, any COD income arising from a restructuring of a debtor in bankruptcy is excluded from taxable income.  In either case, the debtor must reduce certain of its tax attributes (such as NOL carryforwards, current NOLs, tax credits and tax basis in assets) by the amount of any COD income excluded from taxable income.  Where the debtor joins in the filing of a consolidated federal income tax return, recently issued Treasury Regulations require, in certain circumstances, that the tax attributes of the consolidated subsidiaries of the debtor and other members of the group also be reduced.

We believe that we will be insolvent at the time of the Exchange Restructuring, and therefore, a portion of the COD income realized by us as a result of the Exchange Restructuring will be excluded from taxable income.  As a result, our NOL and certain of our other tax attributes (and possibly the tax attributes of our subsidiaries) will be reduced by the amount of COD income excluded from taxable income as a result of the insolvency.  We believe that our remaining available NOLs will be sufficient to offset any COD income not excluded as a result of our insolvency, but to the extent they are not the shortfall will result in taxable income to us.

Similarly, if we implement the Prepackaged Plan, then any COD income arising as a result of the exchange of the Notes for New Notes and New Common Stock will be excluded from our taxable income.  In that case, our NOL and certain of our other tax attributes (and possibly the tax attributes of our subsidiaries) will be reduced by the amount of COD income excluded from taxable income.  To the extent the amount of COD income exceeds the tax attributes available for reduction, the remaining COD income will simply be forgiven without further tax cost to us.

Code Section 382 Limitation

If a corporation with net operating losses undergoes an ownership change within the meaning of Section 382 of the Code, then such corporation’s use of such pre-change net operating losses to offset income incurred following such ownership change may be limited.  Such limitation also may apply to certain losses or deductions that are “built-in” (i.e., attributable to periods prior to the ownership change but not yet taken into account for tax purposes) as of the date of the ownership change that are subsequently recognized.  An ownership change generally occurs when there is either (i) a shift in ownership involving one or more “5% shareholders” or (ii) an “equity structure shift” and, as a result, the percentage of stock of the corporation owned by one or more 5% shareholders (based on value) has increased by more than 50 percentage points over the lowest percentage of stock of the corporation owned by such shareholders during the “testing period” (generally the 3 years preceding the testing date).  In general, if such change occurs, the corporation’s ability to utilize its net operating loss carry-forwards and certain other tax attributes would be subject to an annual limitation, as described below.  The unused portion of any such net operating loss carry-forwards or tax attributes each year is carried forward, subject to the same limitation in future years.

We will undergo an ownership change as a consequence of either the Exchange Restructuring or the Prepackaged Plan.  In the case of the Exchange Restructuring, the Section 382 limitation following the exchange will equal the product of (i) our pre-change equity value and (ii) the “long-term tax exempt rate” then in effect (currently 4.74% for a change of ownership in the month of November). Because we will be insolvent immediately prior to the transaction, the Section 382 limitation will be zero and none of our NOLs that remain after a reduction for COD income, as discussed above, will be available to offset our future income following the Exchange Restructuring.

The Section 382 limitation will differ in the case of the Prepackaged Plan.  Generally, a Section 382 limitation is not imposed in connection with an ownership change occurring pursuant to a confirmed bankruptcy plan where qualified creditors and stockholders of the debtor receive, in respect of their claims and prior stock ownership, at least 50% of the vote and value of the stock of the reorganized debtor.  However, we do not believe that we will qualify for this exception.  Nevertheless, even if that exception is not available, in the case of a corporation (or consolidated group) in bankruptcy that undergoes the ownership change pursuant to a confirmed plan, the Section 382 limitation following the exchange will equal the product of (i) the post-change equity value of such corporation and (ii) the “long-term tax exempt rate” then in effect.  Thus, in the case of the Prepackaged Plan, the Section 382 limitation will be determined after the Notes are exchanged for the New Notes and New Common Stock.  Therefore, subject to that Section 382 limitation, any NOLs remaining after a reduction for COD income, as discussed above, will be available to offset our income following the Prepackaged Plan.  Any unused limitation may be carried forward, thereby increasing the annual limitation in the subsequent taxable year.

Although we are currently unable to quantify the relative cash value of the increased potential utilization of the NOLs following the Prepackaged Plan as compared to the Exchange Restructuring, we do note such cash value may be significant and may affect your decision on whether to vote for the Prepackaged Plan.  You are urged to consult your tax advisor regarding this matter.

Generally, if a corporation with an NOL carryover has a “net unrealized built-in gain” at the time of the ownership change, then the corporation’s Section 382 limitation is increased by any such built-in gains that are recognized during the five-year period following the ownership change.  Depending on the valuation of our assets at the time of the Exchange Restructuring (or the Prepackaged Plan), it is possible that we will have a net unrealized built-in gain.  In that event, our Section 382 limitation may be increased on the disposition of certain of our assets during the five-year period following the Exchange Restructuring (or the Prepackaged Plan).

Consequences to Holders of Notes of the Exchange of Notes For New Notes and New Common Stock Pursuant to the Exchange Restructuring (or the Prepackaged Plan)

Tax Consequences to Exchanging Holders

Each holder of Notes that exchanges Notes pursuant to the Exchange Restructuring (or the Prepackaged Plan) will exchange the Notes for (i) New Notes and (ii) New Common Stock.  Assuming the Notes qualify as “securities” (as discussed below), such exchange should qualify as a reorganization within the meaning of Section 368(a)(1)(E) of the Code.  Section 354 of the Code generally provides for tax-free treatment on the exchange of “stock or securities” for “stock or securities” pursuant to a reorganization.  The test as to whether a debt instrument is a “security” involves an overall evaluation of the nature of the debt instrument, with its term usually regarded as a significant factor.  Although the matter is not free from doubt, we believe that each of the Notes and the New Notes should be treated as securities.  In such case, no gain or loss will be recognized by an exchanging holder pursuant to the Exchange Restructuring (or the Prepackaged Plan).  Each exchanging holder’s tax basis in the Notes exchanged will be allocated among the New Notes and the New Common Stock based on their relative fair market values (which, in the case of the New Notes, will be deemed to equal their issue price, as described below) and the holding period of each of the New Notes and New Common Stock will include the holding period of the Notes exchanged therefor.

If the Notes qualify as securities but the New Notes do not so qualify, then the exchange should still qualify as a reorganization within the meaning of Section 368(a)(1)(E) of the Code; however, an exchanging holder would be required to recognize and report as income the lesser of (i) the total gain realized as a result of the exchange and (ii) the “issue price” (as discussed below) of the New Notes.  The total gain realized with respect to each Note being exchanged would be equal to the excess, if any, of (i) the sum of (a) the issue price of the New Notes and (b) the “fair market value” of the New Common Stock received for such Note, over (ii) the adjusted tax basis of such Note.  Such gain would be treated as ordinary income to the extent attributable to any market discount (as described below) such holder had accrued with respect to such Note unless such holder elected to include the market discount in income as it accrued.  Assuming the New Notes were not deemed to be “securities,” each exchanging holder’s basis in the New Notes would be equal to the issue price of such New Notes, and such holder’s basis in the New Common Stock would equal such holder’s adjusted tax basis in the Notes tendered in the Exchange Restructuring (or the Prepackaged Plan), decreased by the issue price of the New Notes, and increased by the amount of gain recognized by such holder as a result of the exchange.  The holding period of the New Common Stock would include the holding period of the Notes exchanged therefor and the holding period in the New Notes would begin on the day after the Exchange Restructuring (or Prepackaged Plan) is consummated.

For purposes of this discussion, the “issue price” of the New Notes will depend on whether they, or the Notes, are deemed to be “publicly traded.”  The New Notes or the Notes will generally be treated as publicly traded if, at any time during the 60-day period ending 30 days after the issue date of the New Notes or the Notes, the New Notes or the Notes are or were, as the case may be, “traded on an established market.”  Subject to certain exceptions, a debt instrument generally will be treated as traded on an established market if (1) it is listed on certain securities exchanges, interdealer quotation systems, or certain foreign exchanges or boards of trade, (2) it is traded either on certain boards of trade that are designated as a contract market or on an interbank market, (3) it appears on a system of general circulation that provides a reasonable basis to determine fair market value by disseminating either recent price quotations of identified brokers, dealers or traders or actual prices of recent sales transactions, or (4) price quotations are readily available from brokers, dealers or traders.  Debt instruments generally are not considered to be traded on an established market if indications of interest are publicly disseminated without actual trading or offer prices, as in the case of the so-called “yellow sheets.”

We do not believe that the Notes or the New Notes will be considered publicly traded; however, there can be no assurance that the IRS will not take a contrary position.  If neither the Notes nor the New Notes are publicly traded, then the issue price of the New Notes will be their stated principal amounts.  If a substantial amount of the New Notes is publicly traded, then the issue price of New Notes would equal the trading price of the New Notes at the time of consummation of the Exchange Restructuring or the Prepackaged Plan, as the case may be.  If the New Notes are not publicly traded but a substantial amount of the Notes are publicly traded, then the issue price of a New Note would equal the trading price of the portion of a Note at the time of the Exchange Restructuring (or the Prepackaged Plan) for which the New Note was exchanged.

Tax Consequences to Non-Exchanging Holders

The consummation of the Exchange Restructuring is conditioned upon tender of 100% of the aggregate principal amount of the outstanding Notes.  However, we may elect to complete the Exchange Restructuring if less than 100% of the Notes is tendered (with the consent of the Current Shareholder and the holders of 85% of the Notes).  Holders who do not tender their Notes pursuant to the Exchange Restructuring will be able to take the position on their tax returns that they did not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Exchange Restructuring. Although the issue is not free from doubt, we believe that the Old Indenture Amendments should not constitute a significant modification of the Notes for purposes of applicable Treasury Regulations and, accordingly, such amendments should not constitute a deemed exchange of the Notes for deemed new notes (the “Deemed New Notes”) for U.S. federal income tax purposes.  However, the IRS may take the position that the Old Indenture Amendments are significant modifications for purposes of the Treasury Regulations, and therefore, no assurance can be given that such modifications will not result in a deemed exchange of the Notes.

Ownership of the New Notes

Original Issue Discount (“OID”) on the New Notes

The New Notes will be issued with OID because a portion of the interest payable on the New Notes may, at our election, be capitalized as principal.  As a result, holders of the New Notes will be required to include OID in income for U.S. federal income tax purposes under a constant yield accrual method regardless of their method of accounting.  Thus, U.S. Holders may be required to include OID in income in advance of the receipt of cash attributable to such income.  Holders of the New Notes generally will not be required to include separately in income cash payments received on such notes, even if denominated as interest, to the extent such payments constitute payments of previously accrued OID.

A New Note is treated as issued with OID equal to the excess of the New Note’s “stated redemption price at maturity” over its “issue price.”  The stated redemption price at maturity of a New Note includes all payments on such note, whether denominated as principal or interest.  The “issue price” will be determined as described above.  The amount of OID includible in income by an initial U.S. Holder of a New Note is the sum of the “daily portions” of OID with respect to such note for each day during the taxable year or portion thereof in which such U.S. Holder holds such note (“accrued OID”).  A daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID that accrued in such period.  The “accrual period” of a note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the first or last day of an accrual period.  The amount of OID that accrues with respect to any accrual period is the product of the New Note’s adjusted issue price at the beginning of such accrual period and its yield to maturity, determined on a basis of compounding at the close of each accrual period and properly adjusted for the length of such period.  “Yield to maturity” is the interest rate at which the present value of all principal and interest payments required to be made under a debt instrument is equal to the issue price of the instrument.  The “adjusted issue price” of a note at the start of any accrual period is equal to its issue price, increased by the accrued OID for each prior accrual period and reduced by any prior payments made on such note.  While it is not free from doubt, in initially calculating the OID with respect to the New Notes, we will be assumed to not exercise our option to capitalize interest as principal.  If, with respect to any interest payment, we elect to capitalize interest as principal, then, for purposes of determining the amount of OID on the New Notes, the New Notes will be treated as retired and reissued on the date of the exercise for an amount equal to the adjusted issue price on that date.  In that case, the amount of OID that will accrue on a New Note after the option is exercised will be recalculated under the rules set forth above.  You should consult your own tax advisor regarding the possible consequences of our election to capitalize interest payments as principal.

Acquisition Premium and Bond Premium

If the tax basis of an exchanging holder in the New Notes (calculated as described above under “— Exchange of the Notes for New Notes and New Common Stock—Tax Consequences to the Exchanging Holders”), immediately after the consummation of the Exchange Restructuring or the Prepackaged Plan, as the case may be, is less than the “stated redemption price at maturity,” but is in excess of the issue price, the holder has acquired the New Notes with “acquisition premium.”  As a result, such holder’s includable OID will be reduced by an amount equal to the OID multiplied by a constant fraction calculated so as to cause the full amount of the acquisition premium to be amortized over the life of such New Notes.  For purposes of this discussion, the stated redemption price at maturity is the sum of all payments due under a New Note.

If an exchanging holder has a tax basis in the New Notes immediately after the exchange that is greater than the stated redemption price at maturity, the holder has acquired the New Notes with “bond premium.”  Such holder will not be required to include any OID in income with respect to the New Notes so acquired.  Holders that acquire New Notes with bond premium should consult their tax advisors regarding the manner in which such premium is calculated and the election to amortize bond premium over the life of the instrument.

Market Discount

If an exchanging holder held Notes with market discount and any portion of such market discount is not recognized in the exchange of the Notes for New Notes and New Common Stock as described above under “— Exchange of the Notes for New Notes and New Common Stock—Tax Consequences to the Exchanging Holders” the market discount rules of Sections 1276 through 1278 of the Code would apply to the New Notes and the New Common Stock.  These rules provide, in part, (i) that any unrecognized accrued market discount in a Note at the time of consummation of the Exchange Restructuring (or the Prepackaged Plan) will carry over to the New Notes and the New Common Stock exchanged therefor, pro rata, based on their respective fair market values at the time of consummation of the Exchange Restructuring (or the Prepackaged Plan) and to the extent of any gain recognized on a future taxable disposition of any such instrument, will be taxable as ordinary income, (ii) the New Notes will also have unaccrued market discount to the extent the holder’s tax basis of such New Notes increased by any accrued market discount, is less than the issue price of such New Notes, and (iii) the unaccrued market discount described in clause (ii) will accrue over the life of such New Notes and, to the extent of any gain recognized on a future taxable disposition of any New Notes, will be taxable as ordinary income.

As an alternative to the inclusion of market discount on the foregoing basis, the holder may elect to include market discount in income currently as it accrues on all market discount instruments acquired by such holder in that taxable year or thereafter, in which case the rule requiring deferral of certain interest deductions will not apply.  This election may be revoked only with the consent of the IRS.  Holders that acquire New Notes with market discount should consult their tax advisors regarding the manner in which accrued market discount is calculated and the election to include such market discount in income currently.

Sale, Exchange or Retirement of the New Notes

Upon the sale, exchange, redemption, retirement at maturity or other taxable disposition of New Notes, a holder generally will recognize taxable gain or loss equal to the difference between the sum of the cash and the fair market value of all other property received on such disposition (less any amount received on account of accrued but unpaid interest, which will be taxed as ordinary income) and such holder’s adjusted tax basis in the New Notes.  The adjusted tax basis of the New Notes generally will equal the holder’s initial tax basis in the New Notes calculated as described above in “— Exchange of the Notes for New Notes and New Common Stock—Tax Consequences to the Exchanging Holders,” increased by any OID or market discount includable in income by the holder with respect to such New Note, and reduced by the amount of any payments previously received by the holder (other than qualified stated interest) and any premium amortized by such holder with respect to the New Notes. Any such gain or loss, subject to the market discount rules, will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the holder’s holding period for the New Notes is more than one year.  The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

In general, an exchanging holder of a Note may be subject to backup withholding at the applicable tax rate (currently 28%) with respect to the total consideration payable to such holder pursuant to the Exchange Restructuring (or the Prepackaged Plan), unless such holder (a) is an entity that is exempt from withholding (including corporations, tax-exempt organizations and certain qualified nominees) and, when required, demonstrates this fact, or (b) provides the payor with its taxpayer identification number (“TIN”) (which for an individual would be the holder’s social security number) and otherwise complies with applicable requirements of the backup withholding rules. In addition, such payments to holders that are not exempt entities will generally be subject to information reporting requirements.  The amount of any backup withholding from a payment to a holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.  In general, a holder of New Notes will be subject to backup withholding and information reporting requirements with respect to interest, OID, principal and premium, if any, paid on the New Notes and the proceeds of a sale of New Notes in the same manner and subject to the same exceptions described above.

We will report to holders and to the IRS the amount of any “reportable payments” (including any interest paid) and any amounts withheld with respect to the New Notes during the calendar year.

Ownership of the New Common Stock

Distributions

If distributions are paid on the New Common Stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will constitute a tax-free return of capital that is applied against the holder’s tax basis in the New Common Stock to the extent these distributions exceed those earnings and profits.  Distributions in excess of our current and accumulated earnings and profits and the holder’s tax basis in the New Common Stock will be treated as a gain from the sale or exchange of such shares.  For the tax years 2003 through 2008, individual U.S. Holders are subject to a maximum tax rate on dividends equal to 15%, which corresponds to the maximum tax rate for long-term capital gains.  However, under current legislation for tax years beginning after December 31, 2008, dividends will be taxed at the same rate as other items of ordinary income, which will exceed the tax rate for long-term capital gains.

Gain on Disposition of the New Common Stock

A U.S. Holder will recognize gain or loss on the sale or exchange of the New Common Stock to the extent of the difference between the amount realized on such sale or exchange and the holder’s adjusted tax basis in such shares.  Such gain or loss generally will constitute long-term capital gain or loss if the holder has held such shares for more than one year.  Individual U.S. Holders are subject to a maximum tax rate of 15% on long-term capital gain.

Information Reporting and Backup Withholding Tax

Under certain circumstances, Treasury regulations require information reporting and backup withholding on certain payments on common stock.  A U.S. Holder may be subject to backup withholding at the applicable tax rate (currently 28%) with respect to payments on our common stock, unless such holder (a) is an entity that is exempt from withholding (including corporations, tax-exempt organizations, and certain qualified nominees) and, when required demonstrates this fact, or (b) provides the payor with its TIN (which for an individual would be the holder’s social security number) and otherwise complies with applicable requirements of the backup withholding rules.  In addition, such payments to holders that are not exempt entities will generally be subject to information reporting requirements.

ACCOUNTING TREATMENT

Accounting Treatment Of The Exchange Restructuring

The Exchange Restructuring will be accounted for by us under the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.”  SFAS 15 establishes standards of financial accounting and reporting by a debtor and by a creditor for a troubled debt restructuring, where such restructuring stems from an agreement between the creditor and the debtor or is imposed by law or by a court.

Per the terms of the Lock-up Agreement and the Exchange Offer, the Exchange Restructuring would meet the criteria of SFAS 15.  The accounting treatment is summarized below.

Based upon the terms of the Exchange Offer and the proposed partial debt-to-equity exchange, we will grant shares of New Common Stock and issue New Notes to the holders of Notes to settle the outstanding Notes.  The difference between the fair value of the New Common Stock granted and the carrying amount of the outstanding Notes, less the amount of New Notes issued, will be recognized as a gain on restructuring of the Notes.  All associated costs will further reduce the gain on restructuring of the Notes.

Accounting Treatment Of The Prepackaged Plan

In the event of a restructuring through the Prepackaged Plan, the Restructuring will be accounted for under the guidelines of the AICPA’s Statement of Position 90-7 (SOP 90-7), “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.”  Under these guidelines, referred to as “fresh-start reporting,” all assets and liabilities are restated to reflect their reorganization value, which approximates fair market value for financial reporting purposes, at the date of reorganization.  Goodwill is replaced in the resulting initial balance sheet by an intangible asset entitled “reorganization value in excess of amounts allocable to identifiable assets.”

Manually signed facsimile copies of the Letter of Transmittal, Ballot and Consent Letter and Master Ballot will be accepted.  The Letter of Transmittal, Ballot and Consent Letter or Master Ballot, and any other required documentation, should be sent or delivered by each holder of Notes and Class B Common Stock or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at its address set forth below:

The Exchange Agent is:

By Facsimile:	By Registered or Certified Mail:	By Hand or Overnight Delivery:
(212) 298-1915	The Bank of New York	The Bank of New York
Attention: Mr. William Buckley	Corporate Trust Operation	Corporate Trust Operation
Reorganization Unit	Reorganization Unit	Reorganization Unit
Confirm by Telephone	101 Barclay Street – 7 East	101 Barclay Street – 7 East
(212) 815-5788	New York, NY 10286	New York, NY 10286
	Attention: Mr. William Buckley	Attention: Mr. William Buckley

Questions and requests for assistance, and requests for additional copies of this offering memo, the Letter of Transmittal, the Ballot and Consent Letter, the Master Ballot and the Notice of Guaranteed Delivery may be directed to the Information Agent at its telephone numbers and location listed below.  You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The Information Agent is:

501 Madison Avenue, 20th Floor

New York, NY 10022

Banks and Brokers Call Collect: (212) 750-5833

All Others Call Toll-Free: (888) 750-5834

acted as financial advisor to the Company in connection with the Exchange Offer

MTS, Incorporated

Consolidated Financial Statements

July 31, 2003

MTS, Incorporated

Consolidated Balance Sheet

July 31, 2003

(In Thousands, Except Share Amounts)

Assets
Current assets:
Cash and cash equivalents	$5,835
Receivables, less allowance for doubtful accounts of $896	5,754
Merchandising inventories	151,147
Prepaid expenses	5,253
Assets held for sale	2,675
Total current assets	170,664

Fixed assets, net	90,453
Other assets	9,463
Total assets	$270,580

Liabilities and Shareholder’s Deficit
Current liabilities:
Current maturities of long-term debt	$194,999
Accounts payable	100,685
Reserve for restructuring costs	12,362
Accrued liabilities	33,720
Deferred revenue	4,940
Total current liabilities	346,706

Long-term debt, net of current maturities	4,621
Other long-term liabilities	105
Total liabilities	351,432

Commitments and contingencies (Notes 9, 11 and 17)

Shareholder’s deficit:
Class B common stock, no par value; 10,000,000 shares authorized; 1,000 shares issued and outstanding	6
Retained deficit	(80,858)
Total shareholder’s deficit	(80,852)

Total liabilities and shareholder’s deficit	$270,580

The accompanying notes are an integral part of these consolidated financial statements.

A-2

MTS, Incorporated

Consolidated Statement of Operations

For the Year Ended July 31, 2003

(In Thousands, Except Per Share Amounts)

Net revenue	$546,349
Cost of sales (a)(b)	345,415
Gross profit (b)	200,934

Operating expenses:
Selling, general and administrative expenses (c)	196,346
Restructuring and asset impairment costs, net	26,496
Depreciation and amortization	19,764
Loss from operations	(41,672)

Other expenses:
Interest expense	21,504
Loss on disposal of assets	9,929
Other	3,258
Loss from continuing operations before income taxes	(76,363)

Provision for income taxes	368
Loss from continuing operations	(76,731)

Discontinued operations (Note 3):
Income from operation of discontinued Japanese subsidiary (including gain on disposal of $15,847, net of U.S. income and foreign taxes of $6,512)	17,228

Net loss	$(59,503)

Basic and diluted loss per share:
Continuing operations	$(76,731.13)
Discontinued operations	17,227.99
Net loss	$(59,503.14)

(a)   Includes $2.3 million of inventory write-downs related to the restructuring plan (Note 4).

(b)   Excludes depreciation and amortization related to retail and distribution assets of $12.2 million, which have been included below in operating expenses.

(c)   Includes $3.1 million of professional fees related to the restructuring plan (Note 4).

The accompanying notes are an integral part of these consolidated financial statements.

A-3

MTS, Incorporated

Consolidated Statement of Changes in Shareholder’s Deficit and Comprehensive Loss

For the Year Ended July 31, 2003

(In Thousands, Except Share Amounts)

	Series B Common Stock		Retained	Accumulated Other Comprehensive
	Shares	Amount	Deficit	Loss	Total

Balance, July 31, 2002	1,000	$6	$(21,355)	$(19,438)	$(40,787)
Comprehensive loss:
Net loss	—	—	(59,503)	—	(59,503)
Reclassification adjustments to net loss from the sale and disposal of foreign subsidiaries	—	—	—	15,134	15,134
Foreign currency translation adjustments				4,304	4,304
Total comprehensive loss					(40,065)

Balance, July 31, 2003	1,000	$6	$(80,858)	$—	$(80,852)

The accompanying notes are an integral part of these consolidated financial statements.

A-4

MTS, Incorporated

Consolidated Statement of Cash Flows

For the Year Ended July 31, 2003

(In Thousands)

Cash flows from operating activities
Net loss from operations	$(59,503)
Adjustment to reconcile net loss to net cash provided by operating activities:
Income from discontinued operations	(17,228)
Depreciation and amortization	24,366
Restructuring and asset impairment costs, net	26,496
Provision for doubtful accounts	(559)
Inventory write-downs due to restructuring	2,295
Loss on disposal of assets	10,288
Foreign currency translation loss	(1,341)
Other non-cash expense	1,338
Increase (decrease) in cash resulting from changes in operating assets and liabilities, net of effect from sale of subsidiary:
Receivables	10,564
Merchandising inventories	12,851
Prepaid expenses	2,682
Accounts payable	(10,878)
Reserve for restructuring costs	(8,396)
Accrued liabilities	5,056
Deferred revenue	2,641
Net cash provided by operating activities	672

Cash flows from investing activities
Net proceeds from sale of Japanese subsidiary	109,532
Acquisition of fixed assets	(3,843)
Changes in other assets, net	(1,506)
Net cash provided by investing activities	104,183

Cash flows from financing activities
Changes in debt issuance costs, net	(5,164)
Net proceeds from long-term line of credit	58,756
Repayments on long-term debt	(200,253)
Proceeds from long-term debt	33,717
Net cash used in financing activities	(112,944)
Net cash and cash equivalents provided by discontinued operations	157
Effect of exchange rate changes on cash and cash equivalents	6,290
Net decrease in cash and cash equivalents	(1,642)

Cash and cash equivalents, beginning of year	7,477
Cash and cash equivalents, end of year	$5,835

Suplemental Disclosure of Cash Flow Information
Cash paid for interest	$13,998
Cash paid for income taxes	$4,623

The accompanying notes are an integral part of these consolidated financial statements.

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MTS, Incorporated

Notes to Consolidated Financial Statements

For the Year Ended July 31, 2003

1.     Organization, Basis of Presentation and Subsequent Events

Organization

MTS, Incorporated (“MTS” or the “Company”) is a California corporation that operates retail stores under the name Tower Records and an e-commerce site, tower.com, offering a diversified line of recorded music products and other complementary products throughout the United States.  MTS is a wholly-owned subsidiary of Tower Records, Inc., a holding company that is controlled by several trusts established by or for the benefit of Russell Solomon and members of his family.  During fiscal 2003, the Company disposed, sold or franchised its foreign operations as a part of its restructuring plans (Note 4). At July 31, 2003, the Company is primarily a domestic retailer.

Basis of Presentation and Subsequent Events

The accompanying financial statements have been prepared assuming that the Company will continue to operate as a going concern.  The Company has a shareholder’s deficit of $80.9 million at July 31, 2003, inclusive of restructuring and asset impairment costs, inventory write-downs and professional fees incurred in connection with the restructuring activities of $120.5 million from fiscal 2001 through fiscal 2003, and incurred a net loss of $59.5 million, inclusive of restructuring and asset impairment costs, inventory write-downs and professional fees incurred in connection with the restructuring activities of $31.9 million, in fiscal 2003.  These restructuring and asset impairment costs were related to restructuring plans adopted prior to January 1, 2003.  In response to declining sales and recurring losses, the Company has implemented a restructuring plan (Note 4) during fiscal 2003 designed to close under-performing stores, reduce costs and improve operating results.  The Company used the proceeds from the sale of the Company’s Japanese subsidiary in October 2002 (Note 3) to reduce its long-term debt (Note 9).

As part of its restructuring efforts, the Company declined to make the $5.2 million payment of interest on the Company’s $110.0 million 9.375% senior subordinated notes (the “Notes”) that was due on May 1, 2003 (Note 9).  The failure to make the interest payment constituted an event of default under the Indenture for the Notes (the “Indenture”). As a result of the event of default, the trustee under the Indenture (the “Trustee”) or the holders of at least 25% in aggregate principal amount of the Notes obtained the right to take certain actions to cause the Notes to become immediately due and payable.  Neither the Trustee nor the holders of the Notes have taken any such action as of the date of these financial statements; however, unless the Company successfully completes the financial restructuring as described below, there can be no assurances that they will not do so in the future.

On October 24, 2003, the Company and certain holders of the Notes owning more than 90% of the face amount of the Notes (“the Requisite Holders”) entered into a lock-up agreement (the “Lock-Up Agreement”) under which the Company agreed to pursue a financial restructuring of the Company’s debt and equity capital (Note 9) through one of the following two alternatives:  (i) an out-of-court financial restructuring (or recapitalization plan), or (ii) an in-court financial restructuring (or prepackaged plan of reorganization).  The Lock-Up Agreement calls for the exchange of the Notes for new senior unsecured notes (the “New Notes”) and the Company’s common stock (collectively, the “Exchange Offer”), as defined.  The Lock-Up Agreement also specifies certain operating covenants, some of which require the Company to maintain minimum levels of earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the five-month period ending December 31, 2003.  Further, the Lock-Up Agreement waives the provision in the Indenture that required the Company to file its July 31, 2003 consolidated financial statements with the Securities and Exchange Commission

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(the “SEC”).  On October 28, 2003, the Company filed a Form 15 with the SEC indicating its intent to discontinue filings.

Concurrent with the financial restructuring, the Company is also actively seeking to be acquired by a third party.  Pursuant to the Lock-Up Agreement, the Company has agreed to structure such an acquisition of the Company to provide the holders of the Notes and the shareholder of the Company consideration that is economically consistent with consideration they would have received if the financial restructuring had taken place immediately before the sale of the Company.

The occurrence of an event of default with respect to the Notes under the Indenture triggered the cross-default provisions of the Company’s agreements for its asset-based credit facility agented by The CIT Group/Business Credit, Inc. (the “Credit Facility”) and term loan agented by JPMorgan Chase Bank (the “Term Loan”), and resulted in an event of default under such agreements (Note 9).  On May 30, 2003 and June 5, 2003, the Company entered into two extended forbearance agreements (the “Forbearance Agreements”) with the senior lenders under the Credit Facility, whereby such senior lenders agreed not to exercise their default rights relating to the above-referenced default through September 30, 2003.  In connection with the Forbearance Agreements, the Company and such senior lenders amended the Credit Facility to provide for additional covenants relating to the Company’s operations and capital structure.

On October 24, 2003, the Company entered into an extended forbearance agreement (the “Third Forbearance Agreement”) whereby the senior lenders under the Credit Facility agreed to a forbearance period expiring on February 28, 2004, subject to the Company’s compliance with covenants under the respective loan agreements and provisions of this Third Forbearance Agreement.  In connection with the Third Forbearance Agreement, the Company and the senior lenders amended the Credit Facility whereby the Company agreed to either (i) accept an offer for the acquisition of the Company that provides for full payment of the Credit Facility and Term Loan by February 28, 2004, subject to approval by such lenders, or (ii) if no such offer is accepted, consummate the Exchange offer by February 28, 2004.

The Company has significant principal and interest payments due under the long-term debt coming due in the next several years.  Unless the financial restructuring and/or a sale of the Company occurs within the forbearance period, as provided by the Lock-Up Agreement and the Third Forbearance Agreement, the Company’s outstanding long-term obligations will be immediately due and the Company may be forced to seek protection under the Bankruptcy Code and to reorganize on terms other than the prepackaged plan of reorganization.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements for the year ended July 31, 2003, do not include any adjustments that might result from the outcome of this uncertainty.

2.     Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of MTS and its majority and wholly-owned subsidiaries. The Company had a 50% investment in a foreign joint venture that was accounted for using the equity method, which was sold and franchised in December 2002.  All significant intercompany balances and transactions have been eliminated in consolidation.

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Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with original maturities of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and trade accounts receivable.  Cash and cash equivalents are maintained with high-quality institutions and the Company does not expect to incur any losses.  The Company generally does not require collateral from its customers.  The Company maintains an allowance for doubtful accounts based upon the expected collectibility of accounts receivable.

Concentration of Business Risk

The Company purchases inventory for its stores from approximately 650 suppliers, with approximately 53% of its purchases being made from five major suppliers.  Historically, the Company has not experienced difficulty in obtaining satisfactory sources of supply, and management believes that it will retain access to adequate sources of supply.  However, a loss of a major supplier could cause a loss of sales, which could have an adverse effect on the Company’s consolidated operating results.

Merchandising Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the first-in, first-out method. A provision for inventory shrink is estimated as a percentage of sales based on historical results and trends and shrink results from the last physical inventory.  The Company also provides reserves for slow-moving or non-saleable inventory based on current and anticipated demand, customer preference and market conditions.

The Company is entitled to return certain merchandise purchased from major label and studio vendors for credit against other purchases from those vendors.  The amount of the return credit may be reduced by a merchandise return charge from these vendors ranging from 0% to 7% of the original purchase price of the related inventory, depending on the type of merchandise being returned.  Merchandise return charges are recorded in cost of sales at the time the inventory is returned.

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method on all fixed assets with the exception of land. Buildings are depreciated over 40 years, store fixtures over seven to ten years, and equipment and vehicles over five years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the lease term. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of operations for the period. The cost of maintenance and repairs is charged to operating expense as incurred; significant renewals and betterments are capitalized.

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Amortization of video rental cassettes is computed using the straight-line method over one year. When the popularity of renting the new release videos declines (generally, after approximately six months), redundant copies are written down to net realizable value, and transferred from rental stock to merchandising inventories for sale to customers. Valuation adjustments related to the transfer of video rental stock to merchandising inventories are included in cost of sales.

Capitalized Software Costs

Costs incurred for the acquisition or during the application development stage of software developed for internal use are capitalized and amortized using the straight-line method over the estimated useful life of the software, which ranges from three to seven years.

Debt Issuance Costs

Debt issuance costs are amortized over the term of the related debt agreement using the straight-line method, which approximates the effective interest rate method.  Amortization expense totaled $2.5 million in fiscal 2003.

Store Preopening Costs

Costs of a non-capital nature incurred prior to the opening of new stores are expensed as incurred.

Long-Lived Assets

On August 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which requires long-lived assets and certain identifiable intangibles be reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The Company reviews assets held and used on a store-level basis, which is the lowest level of assets for which there are identifiable cash flows. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In accordance with the provisions of SFAS No. 144, the Company recorded the sale of its Japanese subsidiary (Note 3) as discontinued operations.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred taxes are recorded based on the difference between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or a portion, of the deferred tax asset will not be realized.

Revenue Recognition

The Company’s revenue is primarily from retail sales comprised of recorded music (including compact discs and audio cassettes), video sales (including recorded video cassettes, laser discs and DVDs) and other complementary products (including books, magazines, blank tapes, video games, personal electronics and accessories) through the Company’s stores and is recognized at the point of the retail transaction. Reductions of revenues for returns by customers are generally provided at the point of the return due to infrequency and occurrence within short intervals of the sale.  The Company

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also derives a portion of its revenue from the distribution of recorded music and video products to other retailers.  Sales from distribution are recognized upon shipment of product from the distribution center, and are recorded net of returns, discounts and allowances.

Deferred Revenue

The Company offers gift certificates for sale in the form of paper certificates and gift cards. Revenue from gift certificates issued is deferred until the gift certificates are redeemed at the store level, or when it has been determined that, based on the Company’s past experience and as allowed by state laws, those gift certificates will not be redeemed.

Vendor Rebates and Allowances

Periodic payments from vendors in the form of buydowns, volume or other purchase discounts are reflected in the carrying value of the related inventory when earned and as cost of sales as the merchandise is sold. Historically, cooperative advertising rebates and supplier promotional and in-store advertising reimbursements received were recorded as reductions to selling, general and administrative expense in the period the advertisements ran or the merchandising programs were provided. Certain other rebates and listening station fees from media vendors were also recorded as reductions to selling, general and administrative expense in the period the related advertising or service is provided. Such rebates and reimbursements have generally been in consideration for ad production and placement activities performed by the Company, and were negotiated under contractual agreements on a case-by-case basis.

In November 2002, and as amended in March 2003, the Financial Accounting Standards Board (the “FASB”) issued Emerging Issues Task Force (the “EITF”) Issue No. 02-16 (“EITF No. 02-16”), “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.”  EITF No. 02-16 provides guidance on how a reseller of a vendor’s products should account for cash consideration received from that vendor.  The Task Force reached a consensus that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be characterized as a reduction of cost of sales unless certain restrictive criteria are met.  EITF No. 02-16 is effective for vendor reimbursement arrangements entered into after December 31, 2002.  Accordingly, the Company now records amounts received from vendors for cooperative advertising and slotting arrangements as reductions to cost of sales.  Vendor reimbursements from arrangements entered into prior to December 31, 2002 recorded as reductions to selling, general and administrative expense were reclassified as reductions to cost of sales.  The Company’s accounting for promotional and volume related allowances was already consistent with the new EITF 02-16 requirements, and therefore did not require a change in policy or presentation.  During fiscal 2003, $35.0 million of vendor payments were reclassified from selling, general and administrative expenses to cost of sales. These reclassification adjustments did not have an impact on net loss or shareholder’s deficit.

Advertising Costs

Advertising costs are expensed when incurred.  Advertising expense totaled $24.6 million in fiscal 2003.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to the short maturities of these financial instruments.  The estimated fair value of the Company’s senior subordinated notes (Note 9) was $21.0 million as of July 31, 2003, based on quoted market prices.

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The carrying amount of the Company’s variable rate debt approximates fair value due to the variable nature of interest rates.

Translation of Foreign Currency

The value of the U.S. Dollar rises and falls day-to-day on foreign currency exchanges. Since the Company did business in several foreign countries, these fluctuations affected the Company’s financial position and results of operations. In accordance with SFAS No. 52, “Foreign Currency Translation,” the functional currency of foreign subsidiaries is the local currency, therefore, all foreign assets and liabilities have been translated at the exchange rates prevailing at the balance sheet date, and all income statement items have been translated using the weighted average exchange rates during the year. The net gain or loss resulting from translation upon consolidation into the financial statements is reported as a separate component of shareholder’s deficit. Some transactions of the Company and its foreign subsidiaries were made in currencies different from their functional currency. Gains and losses from these transactions are included in income as they occur, excluding gains and losses from long-term intercompany balances that are reported as a separate component of shareholder’s deficit.  Upon the sale or upon substantially complete liquidation of an investment in a foreign entity, the amount attributable to that entity accumulated in the translation adjustment component of equity is removed from equity and reported as part of the gain or loss on sale or liquidation of the investment for the period in which the sale or liquidation occurs.

Recent Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.”  SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  The Company’s adoption of SFAS No. 143 on August 1, 2002 did not materially impact its financial position or results of operations.

In May 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” which rescinded SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.”  As a result, gains and losses from extinguishment of debt will no longer be aggregated and classified as an extraordinary item, net of related income tax effect, in the statement of operations.  Instead, such gains and losses will be classified as extraordinary items only if they meet the criteria of unusual or infrequently occurring items.  SFAS No. 145 also requires that gains and losses from debt extinguishments, which were classified as extraordinary items in prior periods, be reclassified to continuing operations if they do not meet the revised criteria for extraordinary items.  The adoption of SFAS No. 145 on August 1, 2002 did not have a material impact on the Company’s financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities.”  SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the EITF set forth in EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”.  The scope of SFAS No. 146 also includes (i) costs related to terminating a contract that is not a capital lease and (ii) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement, or an individual deferred compensation contract.  SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

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The Company’s adoption of SFAS No. 146 did not have a material impact on the Company’s financial position and results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.”  FIN 46 provides guidance on (i) the identification of entities for which control is achieved through means other than voting rights, known as variable interest entities (the “VIE”); and (ii) which business enterprise is the primary beneficiary and when it should consolidate the VIE.  This new model for consolidation applies to entities (i) where the equity investors do not have a controlling financial interest; or (ii) whose equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties.  In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures.  FIN 46 is effective immediately for all new VIEs created or acquired after January 31, 2003.  For VIEs created or acquired prior to February 1, 2003, the provisions of FIN 46 will be effective in fiscal 2005.  FIN 46 requires certain disclosures in the Company’s fiscal 2003 financial statements if it is reasonably possible that the Company will consolidate or disclose information about VIEs when FIN 46 becomes effective.

FIN 46’s consolidation criteria are based on factors other than legal liability and represent a significant and complex modification of previous accounting principles.  The Company believes that FIN 46 represents an accounting change, not a change in the underlying economics of independent and legally separate businesses.  Under the provisions of FIN 46 as they are currently drafted, the accounts of substantially all of the Company’s franchise relationships will likely be consolidated in the Company’s financial statements (Note 15).  Upon consolidation however, the Company believes that it will not acquire any additional legal ownership or legal rights and its obligations will not change.  Further, the Company believes that it will not become legally obligated for the franchisees’ liabilities.

The Company understands that the FASB is in the process of modifying and/or clarifying certain provisions of FIN 46.  Additionally, certain FASB Staff Positions (the “FSPs”) relating to FIN 46 are being deliberated.  These modifications and FSPs, when finalized, could impact the Company’s analysis of the applicability and impact of FIN 46.  The Company is aware of certain interpretations made by some third parties of the provisions of FIN 46, given its continuing evolution, which could be applicable when certain conditions exist that are not representative of a typical franchise relationship.  For example, these conditions include the franchisor possessing an equity interest in or providing significant levels of financial support to a franchisee.  Currently, the Company does not possess any ownership interests in its franchisees and does not provide financial support to its franchisees.  The Company continues to monitor and analyze developments regarding FIN 46 and its applicability on the Company’s franchise relationships.  At this time management cannot determine the impact the adoption of FIN 46 will have on the Company’s consolidated financial position and results of operations, and as such, the Company is unable to make meaningful disclosures about potential VIEs.

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3.     Discontinued Operation

On October 11, 2002, the Company completed the sale of its Japanese subsidiary, Tower Records Kabushiki Kaisha (“TRKK”), to Nikko Principal Investments Japan, Ltd. The Company sold all authorized and issued capital stock of TRKK for an aggregate purchase price of 16 billion Japanese Yen, which was approximately $129.0 million at then-current exchange rates. As discussed in Note 9, net proceeds were used to pay down the prior credit facility. The Company recorded a $15.8 million gain, net of $6.5 million in U.S. income and foreign taxes, from the sale of TRKK, which is included in income from discontinued operations on the accompanying statement of operations for fiscal 2003.  In accordance with SFAS No. 144, TRKK’s current year operating results have been presented as discontinued operations.

Net income from discontinued operations, excluding the gain on sale, during fiscal 2003 is as follows (dollars in thousands):

Total revenue	$66,313
Total expense	64,932

Income	$1,381

4.     Restructuring Plan

During the second quarter of fiscal 2003, the Company commenced its 2003 restructure and turnaround plan and retained a consulting firm to assist the Company in its efforts. These efforts produced a restructuring plan that was adopted by the Company in December 2002 (the “Restructuring Plan”).

The Restructuring Plan contained several initiatives designed to improve the Company’s operations, including closing and liquidating 13 under-performing stores, selling its Mexico investment, making cost cutting efforts focused on overhead reduction, right-sizing inventory with centralized purchasing and automatic replenishment, and closing the Pulse! Magazine publication.  The Company began implementing its restructuring plan shortly after its adoption and has since closed six of the 13 under-performing stores through the date of these financial statements. The Company expects to substantially complete implementation of the Restructuring Plan by the end of the second quarter of fiscal 2004.

In fiscal 2003, the Company recorded restructuring and asset impairment costs of $26.5 million under the Restructuring Plan.  The restructuring costs included $11.9 million of severance costs, related to the involuntary termination of approximately 200 employees, $4.1 million of lease termination costs related to store closures and $0.6 million of other costs.  Asset impairment costs of $11.2 million consisted of write-offs of leasehold improvements, furniture and fixtures and equipment related to store closures.  In connection with the Restructuring Plan, the Company also recorded $3.1 million of professional fees incurred as a result of the Company’s restructuring efforts in selling, general and administrative expenses, and $2.3 million in inventory write-downs in cost of sales in fiscal 2003.

In April 2003, the Company completed a transaction with Virgin Retail Group Limited and Piccadilly Entertainment Store Limited (collectively, “Virgin”) pursuant to a Leasing and Employee Transfer

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Agreement.  Under this agreement, the Company assigned leases, sold store fixtures and transferred certain employees for two of the Company’s stores in the United Kingdom to Virgin in exchange for 1.5 million British Sterling (approximately $2.5 million U.S. Dollars at the then-current exchange rates).  In addition, Virgin obtained the non-exclusive right to use the business name of “Tower Records” for the operation of these two stores for a period not to exceed one year from date of closing.  As a result of the Leasing and Employee Transfer Agreement with Virgin, the Company revised its prior year restructuring plan estimates and decreased its reserve for restructuring costs by $1.3 million, which was comprised of $0.9 million of accrued lease termination costs and $0.4 million of accrued severance costs. The Company also recorded a gain of $1.5 million on the sale of related store fixtures in fiscal 2003, which is included in loss on disposal of assets in the accompanying statement of operations.

A summary of the restructuring reserve activities in fiscal 2003 is approximately as follows (in thousands):

	Severance Costs	Lease Termination Costs	Other	Total
Balance, July 31, 2002	$1,949	$4,798	$100	$6,847
Restructuring costs	11,870	4,127	595	16,592
Cash paid	(8,389)	(879)	(515)	(9,783)
Adjustment to prior year estimate	(432)	(862)	—	(1,294)
Balance, July 31, 2003	$4,998	$7,184	$180	$12,362

5.     Earnings Per Share

A reconciliation of the numerators and denominators of the basic and diluted net loss per share computations at July 31, 2003 is as follows (in thousands, except per share amounts):

Loss from continuing operations	$(76,731)
Income from discontinued operations	17,228
Net loss available to common shareholder	$(59,503)

Weighted average shares outstanding for determination of:
Basic net loss per share	1,000

Diluted net loss per share	1,000

Basic and diluted net loss per share:
Continuing operations	$(76,731.13)
Discontinued operations	17,227.99
Net loss	$(59,503.14)

Diluted net loss per share is the same as basic net loss per share since the Company has a simple capital structure with only common shares outstanding.

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6.     Receivables

Receivables at July 31, 2003, consist of (in thousands):

Trade receivables, less allowance for doubtful accounts of $865	$5,063
Employee receivables, less allowance for doubtful accounts of $31	51
Other receivables	640
$5,754

7.     Fixed Assets

Fixed assets at July 31, 2003, consist of (in thousands):

Land	$7,049
Buildings	18,636
Leasehold improvements	91,482
Furniture and store fixtures	42,399
Equipment	90,688
Video rental stock	3,107
Vehicles	264
253,625
Less accumulated depreciation and amortization	(163,172)
$90,453

Fixed assets recorded under capital leases were approximately $6.6 million with accumulated amortization of $3.7 million at July 31, 2003.  Depreciation and amortization of fixed assets was $21.6 million in fiscal 2003.

8.     Other Assets

Other assets at July 31, 2003, consists of (in thousands):

Debt issuance costs, net of accumulated amortization of $4,260	$6,049
Trademarks, net of accumulated amortization of $240	1,011
Deposits	723
Goodwill	484
Cash surrender value of officers’ life insurance	287
Other	909
$9,463

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9.     Long-Term Debt and Subsequent Events

Long-term debt at July 31, 2003, consists of (in thousands):

9.375% Senior Subordinated Notes, interest payable semiannually	$110,000
Credit Facility	58,756
Term Loan	25,000
Capital lease obligations, interest ranging from 7.0% to 9.1%, principal and interest generally due in monthly installments with final maturity in June 2005, collateralized by certain real property, equipment and leasehold improvements	5,864
Total long-term debt	199,620

Less current maturities of long-term debt	194,999
Long-term debt, less current maturities	$4,621

In April 1998, the Company refinanced on a long-term basis certain obligations outstanding under its revolving credit lines, senior notes and term notes by consummating a $110.0 million offering of the Notes. The Notes are without collateral and have options to redeem in part at various premiums throughout the duration of the Indenture and mature in May 2005.

On October 11, 2002, the Company completed the sale of TRKK to Nikko Principal Investments Japan, Ltd. (Note 3) for an aggregate purchase price of 16 billion Japanese Yen (approximately $129.0 million at then-current exchange rates). The Company obtained a waiver from its lenders approving the sale of TRKK in October 2002.  Of the proceeds from the sale of TRKK, $108.8 million was used to pay down the prior credit facility. The balance of the prior credit facility was refinanced on October 11, 2002, with the Credit Facility and the Term Loan, each of which matures on April 1, 2005. The Credit Facility and Term Loan are collateralized by substantially all of the assets of the Company.  The Loan and Security Agreement governing the Credit Facility provides for a line of credit of up to $110.0 million. As of July 31, 2003, the Company has successfully syndicated $100.0 million of the line of credit. Interest under the revolving portion of the Credit Facility is based on a formula of the Prime Rate plus an interest percentage premium based upon excess availability levels achieved each month. During fiscal 2003, the interest premium was 1.25% based upon the average net outstanding balances.  Borrowings under the real estate loan portion of the Credit Facility bear interest at the greater of 11% or Prime Rate plus 5%.  In addition, the Company also pays a monthly credit facility fee of 0.50% based on outstanding daily balances under the Credit Facility, as defined.  The interest and the credit facility fee on the Credit Facility are due monthly. As of July 31, 2003, the Credit Facility had an outstanding balance of $58.8 million, with an additional $20.1 million available based upon the collateral calculation of availability and other borrowing-based restrictions which includes a required collateral reserve of $15.0 million, as defined.  The Amended and Restated Term Loan Agreement governing the Term Loan provided for a loan of $26.0 million.  At July 31, 2003, the Term Loan had an outstanding balance of $25.0 million.  The Term Loan bears interest at the greater of 11% or Prime Rate plus 5%.  Interest on the Term Loan is due monthly.  The Company is also required to make a mandatory repayment of $0.5 million on the Term Loan on the first day of each fiscal quarter, beginning August 1, 2003. The Company elected to defer for 180 days

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the principal payment of $0.5 million on the Term Loan originally due on August 1, 2003, as allowable per the terms of the Amended and Restated Term Loan Agreement.

Maximum borrowings under the Credit Facility are subject to a borrowing-based formula, certain financial ratio tests and maintaining a minimum rolling quarterly EBITDA.  Also, the Credit Facility requires that the Company maintain a minimum collateral reserve level of $15.0 million, as defined. Under the Credit Facility, Term Loan and Notes agreements, there are various restrictive terms and covenants relating to the occurrence of material adverse financial operating conditions, balance sheet coverage ratio, certain debt and certain limitations on additional indebtedness, sale-leaseback transactions, liens or encumbrances on substantially all of the Company’s assets, cash management arrangements, long-term transactions, capital expenditures, investments, acquisitions and new retail locations, mandatory commitment reductions and issuance of capital stock.

The Company did not make the $5.2 million payment of interest on the Notes that was due on May 1, 2003.  The failure to make the interest payment constituted an event of default under the Indenture.  As a result of the event of default, the Trustee or the holders of at least 25% in aggregate principal amount of the Notes obtained the right to take certain actions to cause the Notes to become immediately due and payable.  Although, as of the date of these financial statements, neither the Trustee nor such holders have taken such actions, the Company can make no assurance that they will not do so in the future.

On October 24, 2003, the Company and the Requisite Holders entered into the Lock-Up Agreement under which the Company agreed to pursue a financial restructuring of the Company’s debt and equity capital through one of the following two alternatives:  (i) an out-of-court financial restructuring (or recapitalization plan), or (ii) an in-court financial restructuring (or prepackaged plan of reorganization).  The Lock-Up Agreement calls for the exchange of the Notes for new senior unsecured notes (the “New Notes”) and the Company’s common stock, as defined.  Upon completion of the financial restructuring, holders of the Notes that were exchanged pursuant to the Lock-Up Agreement will waive payment of all accrued and unpaid interest, including the default interest due on May 1, 2003, through the date of closing.

Pursuant to the Lock-Up Agreement, the Exchange Offer, solicitation of all of the holders of the Notes to approve the Exchange Offer (the “Consent Solicitation”), and solicitation of votes on the Prepackaged Plan of Reorganization (the “Prepackaged Plan”) will commence no later than November 17, 2003, unless extended by the Requisite Holders.  The period for accepting the Exchange Offer, executing the Consent Solicitation and voting on the Prepackaged Plan is twenty business days after the solicitation is mailed, unless extended by the Company and the Requisite Holders.  The Lock-up Agreement requires that, unless directed otherwise by the Requisite Holders, the Company register the New Notes to be offered, along with the common stock issuable to the holders of the Notes, with the SEC within thirty days after the closing of the financial restructuring.

It is currently anticipated that the New Notes will bear interest at 2% per annum payable in cash, plus either 8% per annum payable in cash or 10% per annum to be capitalized as principal.  Interest will be payable semi-annually and the New Notes will mature five years after the closing of the financial restructuring.  The New Notes will be subject to mandatory redemption upon consummation of a merger or acquisition transaction or upon a change of control, as defined.  Immediately after consummation of the Exchange Offer or the completion of Prepackaged Plan, the Company’s current shareholder will hold a minority equity interest in the Company, of which a portion will vest ratably

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over each of the next four years after the closing of the financial restructuring, subject to certain forfeiture provisions as defined.

The Lock-Up Agreement also specifies certain operating covenants, some of which require the Company to maintain minimum levels of EBITDA for the five-month period ending December 31, 2003.  If the Company’s actual EBITDA during this measurement period is lower than the Company’s projected EBITDA, as defined, by more than $2.0 million, then the closing of the Exchange Offer shall occur within five business days of the Company’s receipt of such written instructions from the Requisite Holders.  If the Company’s actual EBITDA during this measurement period is lower than the Company’s projected EBITDA, as defined, by more than $5.0 million, then the Lock-Up Agreement may be terminated.

The occurrence of an event of default with respect to the Notes under the Indenture triggered the cross-default provisions of the Company’s agreements for its Credit Facility and Term Loan and resulted in an event of default under such agreements.  On May 30, 2003 and June 5, 2003, the Company entered into the Forbearance Agreements with the senior lenders under the Credit Facility, whereby such senior lenders agreed not to exercise their default rights relating to the above-referenced default through September 30, 2003.  In connection with the Forbearance Agreements, the Company and such senior lenders amended the Credit Facility to provide for additional covenants relating to the Company’s operations and capital structure.

On October 24, 2003, the Company entered into the Third Forbearance Agreement whereby the senior lenders under the Credit Facility agreed to a forbearance period expiring on February 28, 2004, subject to the Company’s compliance with covenants under such loan agreements and provisions of this Third Forbearance Agreement.  In connection with the Third Forbearance Agreement, the Company and such senior lenders amended the Credit Facility whereby the Company agreed to either (i) accept an offer for the acquisition of the Company that provides for full payment of the Credit Facility and Term Loan by February 28, 2004, subject to approval by such lenders, or (ii) if no such offer is accepted, consummate the Exchange Offer by February 28, 2004.  This amendment to the Credit Facility also, among other things, changed certain interest rate features of the Credit Facility and authorized the sale of certain real property held by the Company provided that such proceeds are used to reduce the outstanding balances of the Credit Facility and Term Loan.

As a result of the event of default under the Indenture and the cross-defaults under the Loan and Security Agreement, as amended, and the Amended and Restated Term Loan Agreement, all amounts due under the Notes, Credit Facility and the Term Loan have been classified as current maturities of long-term debt.  Contractual maturities of long-term debt obligations as of July 31, 2003 are as follows (in thousands):

Year ending July 31,
2004	$194,999
2005	1,186
2006	142
2007	155
2008	123
Thereafter	3,015
Total	$199,620

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10.  Shareholder’s Deficit

Common Stock

The Company’s articles of incorporation authorize issuance of two classes of common stock: Class A and Class B. Class A (5,000,000 shares authorized; none outstanding at July 31, 2003) and Class B (10,000,000 shares authorized; 1,000 shares outstanding at July 31, 2003) Common Stock have no par value and have the same rights and privileges except that Class A Common Stock has ten votes per share on all matters while Class B Common Stock has one vote per share on all matters and Class B Common Stock has priority voting rights, as a separate class, to elect 25% of the total membership of the Board of Directors.

Preferred Stock

Preferred stock (1,000,000 shares authorized; none outstanding at July 31, 2003) may be issued from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions granted to or imposed upon unissued series of preferred stock and to establish the number of shares of any such series.

11.  Operating Leases

The Company leases substantially all of its retail stores, warehouses and administrative facilities. These operating lease agreements expire through 2024 and generally have renewal options of one to twenty years. The terms of the leases provide for fixed or minimum payments plus, in some cases, contingent rents based on the consumer price index, or percentages of sales in excess of specified minimum amounts or other specified rates of increase. The Company is generally responsible for maintenance, insurance and property taxes for the leased property.

Minimum future obligations on non-cancelable operating leases as of July 31, 2003 are as follows (in thousands):

Year ending July 31,
2004	$30,776
2005	29,538
2006	26,094
2007	22,830
2008	20,796
Thereafter	81,603
Total minimum future rental payments	$211,637

Total rental expense (including taxes and maintenance, when included in rent, contingent rents and accruals to recognize minimum rents on the straight-line basis over the term of the lease) under the Company’s operating lease agreements during fiscal 2003 consists of the following (in thousands):

Minimum rentals	$44,662
Contingent rentals	3,740
$48,402

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12.  Income Taxes

The fiscal 2003 provision for income taxes on income from operations consists of (in thousands):

Current:
Federal	$—
State and local	266
Foreign	102
368
Deferred:
Federal	—
State and local	—
Foreign	—
Provision for income taxes	$368

For fiscal 2003, the effective tax rates (i.e., provision for income taxes as a percent of income before income taxes) differs from the statutory federal income tax rate as follows (in thousands, except percentages):

	Amount	Percent
Federal income tax, at statutory rate	$(26,613)	35.0
State and local income taxes, net of federal income tax benefit	(2,385)	3.1
State franchise and capital tax	266	(0.4)
Change in valuation allowance	17,660	(23.2)
Foreign taxes	102	(0.1)
Foreign tax credits	11,235	(14.8)
Other, principally permanent differences	103	(0.1)
Provision for income taxes	$368	(0.5)

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Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following at July 31, 2003 (in thousands):

Deferred tax assets:
Net operating carryforwards	$43,303
Restructuring related costs	15,939
Foreign translation	8,396
Foreign and other tax credits	7,873
Deferred income	1,681
Vacation accrual	810
Capitalized inventory costs	399
Other nondeductible expenses and accelerated income items	251
Total deferred tax assets	78,652

Deferred tax liabilities:
Depreciation and amortization	350
Differences between tax and accounting in inclusion of income from foreign operations	3,296
State tax	2,407
Total deferred tax liabilities	6,053
Net deferred tax assets before valuation allowance	72,599
Valuation allowance	(72,599)
Net deferred tax assets	$—

Federal and state tax net operating loss carryforwards at July 31, 2003, available to reduce future taxable income, are approximately $112.5 million and $65.6 million, respectively, and expire through 2021 and 2033, respectively.  Foreign and other tax credits expire through 2008.

Management assessed the realizability of deferred tax assets and determined that, based on the Company’s available tax planning strategies and taxable income history, it is more likely than not that the deferred tax assets will not be realized.  As a result, the Company increased its valuation allowance by $17.7 million in fiscal 2003.  The amount of deferred tax assets considered realizable, however, may change if future taxable income during the carryforward period varies from management’s estimates.

13.  Salary Deferral Plan

The Company provides a salary deferral plan. All employees with 12 months of service who have attained age 18 may participate in the salary deferral plan. Eligible employees may contribute up to 15% of their annual compensation on a pre-tax basis, subject to statutory limits. The salary deferral plan provides for a discretionary match determined annually by the Board of Directors.  Expense under the salary deferral plan totaled $0.1 million in fiscal 2003.

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14.  Segment and Geographic Information

The Company reports financial and descriptive information about its reportable operating segments using the “management approach” model. Under the management approach model, segments are defined based on the way the Company’s management internally evaluates segment performance and decides how to allocate resources to segments. The Company has defined its only reportable segment as retail sales of pre-recorded music and related products and evaluates this reportable segment based on geographic area.

As of July 31, 2003, the Company is a domestic specialty retailer and distributor of pre-recorded music, video, books and other related products. Certain of the Company’s stores offer video and other products for rental. The Company is supported by centralized corporate services and the stores have similar economic characteristics, products, customers, and retail distribution methods, and as such are reported as a single segment.  The Company disposed, sold or franchised its remaining foreign stores during fiscal 2003.

Financial information relating to the Company’s principal geographic areas of continuing operations as of and for the year ended July 31, 2003 is as follows (in thousands):

Net revenue:
United States	$518,090
Great Britain and Ireland	25,712
Other foreign operations	2,547
Total	$546,349

Loss from operations:
United States	$(38,221)
Great Britain and Ireland	(3,159)
Other foreign operations	(292)
Total	$(41,672)

Identifiable assets:
United States	$269,152
Great Britain and Ireland	1,428
Total	$270,580

A-22

15.  Franchise Agreements

The Company has established franchise arrangements (the “License Agreements”) with 11 international retailers (the “Licensees”) to grant the Licensees the exclusive right to use the Company’s trademarks, including the name Tower Records, as well as various exclusive benefits (including business know-how, trade secrets, retail system, marketing materials, merchandising strategy, etc.) in the establishment, development and ongoing operation of Tower Records retail stores in the respective international territories.  Pursuant to the terms of the License Agreements, the Company provides operational support, access to the Company’s retail systems and software, training and marketing materials.  Royalty fees received by the Company under the License Agreements totaled $0.5 million in fiscal 2003.  The License Agreements generally have initial terms of ten years, which may be extended for an additional ten-year period under predetermined terms and conditions as set forth in the original agreements, provided that certain requirements and notifications are met.

The Company is not liable to the trade creditors or other claims that may be made on any of the Licensees should they become insolvent, cease operations or otherwise fail to meet their liabilities or commitments.  The Company does not provide any guaranty, financing or equity investments to any of its Licensees.  The Company is indemnified of financial liability by the Licensee under these License Agreements.

16.  Selected Unaudited Quarterly Financial Data

The following table presents selected unaudited quarterly financial data for fiscal 2003 (in thousands, except per share amounts):

	Quarter Ended				Year Ended
	October 31, 2002	January 31, 2003	April 31, 2003	July 31, 2003	July 31, 2003

Net revenue	$130,122	$176,789	$121,951	$117,487	$546,349
Gross profit	47,668 (a)	63,694 (a)	45,747	43,825	200,934
Net loss from continuing operations	(18,352)	(24,855)	(13,791)	(19,733)	(76,731)
Net income from discontinued operations	17,228	—	—	—	17,228
Net loss	(1,124)	(24,855)	(13,791)	(19,733)	(59,503)

Net loss per share	$(1,124.19)	$(24,855.04)	$(13,790.85)	$(19,733.06)	$(59,503.14)

(a)   Amounts have been restated from previously reported quarterly financial statements to reflect the adoption of EITF No. 02-16 (Note 2) during the quarter ended April 30, 2003, which included reclassifying certain vendor reimbursements from reductions of selling, general and administrative expenses to reductions of cost of sales.

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17.  Contingencies

The Company operates in numerous jurisdictions with varying state and local tax and unclaimed property laws and regulations.  While the Company believes that it is in compliance with such laws and regulations, state and local authorities could potentially assert claims against the Company relating to these laws and regulations.  In management’s opinion, these claims, if any, would not materially affect the Company’s consolidated financial position and results of operations.  However, there can be no assurances as to the ultimate resolution of any such potential claims.

The Company is the subject of litigation arising in the normal course of business.  In the opinion of management, the Company’s ultimate liability, if any, related to pending or threatened litigation would not materially affect its consolidated financial position or results of operations.

The Company entered into a consulting contract with Chilmark Partners, LLC (“Chilmark”) on May 18, 2001.  By letter to Chilmark dated June 12, 2002, the Company terminated the contract.  On July 29, 2002, Chilmark filed suit against the Company in the U.S. District Court for the Northern District of Illinois, alleging breach of contract and seeking other remedies under the contract and attachment of proceeds of the Company’s sale of its Japanese subsidiary.  In August 2002, Chilmark’s request for such an attachment was denied.  The litigation continues with respect to Chilmark’s breach of contract claim and its request for damages of approximately $2.6 million under the terms of the contract.  The Company believes it has meritorious defenses with respect to each of Chilmark’s claims and intends to defend against the claims vigorously; however, the litigation is in the preliminary stage and there can be no assurance that the Company will prevail in this action.  If Chilmark receives a favorable judgment for all or a substantial portion of the total $2.6 million in damages Chilmark is seeking, such an outcome could have a material adverse effect on the Company’s consolidated financial condition, results of operations and cash flows.

18.  Related Party Transactions

The Company accrued royalty fees payable to certain of the trusts established for the benefit of Russell Solomon, Michael Solomon and their family members (the “Trusts”) for royalties charged to it for the use of the Solomon Trusts’ trademarks and logos. The Company was charged interest on the unpaid balance at current six-month U.S. Treasury Bill Rates, plus 250 basis points (7.04% at July 31, 2003).  All such accrued royalty fees were paid to the Solomon Trusts on October 11, 2002 and there were no unpaid royalty fees at July 31, 2003.  In fiscal 2003, royalty fees were $1.9 million.  Additionally, the Company incurred lease expenses of $0.1 million in fiscal 2003 related to an operating lease agreement with one of the Solomon Trusts.

In fiscal 2003, the Company incurred $0.2 million of professional fees with Complete Data Services, Inc. for custodial and retrieval services related to the Company’s credit card transactions and chargebacks.  Karen Searson, the spouse of DeVaughn D. Searson, the Company’s Chief Financial Officer, is the owner of Complete Data Services, Inc.  Subsequent to July 31, 2003, the Company has initiated the termination of its relationship with Complete Data Services, Inc.

A-24

APPENDIX B

MTS, Incorporated

Consolidated Financial Statements

July 31, 2002

THE FINANCIAL STATEMENTS FOR THE YEAR ENDED JULY 31, 2002 WERE AUDITED BY AN INDEPENDENT ACCOUNTING FIRM, WHICH WERE FILED IN THEIR ORIGINAL FORM WITH THE SECURITIES AND EXCHANGE COMMISION (SEC) ACCESSIBLE THROUGH THE SEC EDGAR DATABASE. MANAGEMENT HAS RECORDED CERTAIN RECLASSIFICATIONS TO THE AUDITED JULY 31, 2002 FINANCIAL STATEMENTS AS DISCUSSED AT NOTE 1. DUE TO THE TIMING REQUIREMENTS OF THE CONSENT SOLICITATION, THE RESTATED FINANCIAL STATEMENTS FOR THE YEAR ENDED JULY 31, 2002 HAVE NOT BEEN REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT, AS OUR INDEPENDENT PUBLIC ACCOUNTANT HAS NOT YET COMPLETED ITS REVIEW OF SAID RECLASSIFICATIONS.

MTS, INCORPORATED
CONSOLIDATED BALANCE SHEET
AS OF JULY 31, 2002
(DOLLARS IN THOUSANDS)
(UNAUDITED)

ASSETS
Current Assets:
Cash and cash equivalents	$7,477
Receivables, less allowance for doubtful accounts of $1,455	21,710
Merchandise inventories	167,609
Prepaid expenses	8,055
Total current assets	204,851

Fixed assets, net	114,894
Other assets	13,210
Assets of discontinued operations	145,049
Total assets	$478,004

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current Liabilities:
Current maturities of long-term debt	$82,776
Accounts payable	112,904
Reserve for restructuring costs	6,839
Accrued liabilities	28,664
Deferred revenue, current portion	2,286
Total current liabilities	233,469

Long-term Liabilities:
Deferred revenue, net of current portion	118
Long-term debt, net of current maturities	115,771
Liabilities of discontinued operations	169,433
Total liabilities	518,791

Commitments and contingencies (Notes 11, 16 and 17)

Shareholder’s Deficit:
Common Stock:
Series B, no par value; 10,000,000 shares authorized; 1,000 shares issued and outstanding at July 31, 2002	6
Retained deficit	(21,355)
Accumulated other comprehensive loss	(19,438)
Total shareholder’s deficit	(40,787)
Total liabilities and shareholder’s deficit	$478,004

See accompanying notes to consolidated financial statements.

MTS, INCORPORATED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JULY 31, 2002
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
(UNAUDITED)

Net revenue	$610,809
Cost of sales (a)	395,925
Gross profit	214,884

Selling, general and administrative expenses (b)	217,350
Restructuring and asset impairment costs, net	22,337
Depreciation and amortization	22,054
Loss from operations	(46,857)

Other expenses:
Interest expense	24,017
Foreign currency translation gain	(1,532)
Loss on disposal of assets	346
Other	1,783

Loss from continuing operations before taxes	(71,471)

Benefit for income taxes	(7,778)

Loss from continuing operations	(63,693)

Discontinued operations:

Income from operations of discontinued Japanese subsidiary	6,490

Net loss	$(57,203)

Basic and diluted loss per share	$(57,202.72)

(a)                                  Includes $14.2 million of inventory write-downs related to restructuring in 2002 (See Note 3 to Consolidated Financial Statements).

(b)                                 Includes $5.9 million of professional fees related to restructuring charges in 2002 (See Note 3 to Consolidated Financial Statements).

See accompanying notes to consolidated financial statements.

MTS, INCORPORATED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ (DEFICIT)
EQUITY AND COMPREHENSIVE LOSS
FOR THE YEAR ENDED JULY 31, 2002
(DOLLARS IN THOUSANDS)
(UNAUDITED)

				Accumulated
	Common Stock		Retained	Other
	Series B		Earnings	Comprehensive
	Shares	Amount	(Deficit)	Loss	Total
Balance, July 31, 2001	1,000	6	35,848	(14,465)	21,389
Comprehensive loss:
Net loss	—	—	(57,203)	—	(57,203)
Foreign translation adjustment, net of taxes	—	—	—	(4,973)	(4,973)
Total comprehensive loss					(62,176)
Balance, July 31, 2002	1,000	$6	$(21,355)	$(19,438)	$(40,787)

See accompanying notes to consolidated financial statements.

MTS, INCORPORATED
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2002
(DOLLARS IN THOUSANDS)

(UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(57,203)
Adjustment to reconcile net loss to net cash used in operating activities:
Income from discontinued operations	(6,490)
Depreciation and amortization	25,854
Restructuring and asset impairment costs, net	18,824
Provision for doubtful accounts	39
Inventory write-downs due to restructuring	14,157
Loss on disposal of depreciable assets	1,032
Foreign exchange loss	1,591
Other non-cash expense	192
(Decrease) increase in cash resulting from changes in operating assets and liabilities:
Receivables	4,198
Merchandising inventories	927
Prepaid expenses	(3,063)
Accounts payable	(7,923)
Accrued liabilities	(1,225)
Deferred revenue	(416)
Net cash used in operating activities	(9,506)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed assets	(7,058)
Acquisition of investments	(2,669)
Changes in deposits, net	(576)
Changes in intangibles, net	(453)
Net cash used in investing activities	(10,756)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from employee loan repayments	156
Proceeds from life insurance loans	3,526
Changes in debt issuance cots, net	(1,475)
Repayments on other long-term debt	(74,369)
Proceeds from other long-term debt	92,500
Net cash provided by financing activities	20,338

Effect of exchange rate changes on cash	(3,243)
Net decrease in cash and cash equivalents	(3,167)

Cash and cash equivalents, beginning of period	10,644
Cash and cash equivalents, end of period	$7,477

Cash paid for interest	$23,831

Cash paid for income taxes	$106

See accompanying notes to consolidated financial statements.

MTS, INCORPORATED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—RECLASSIFICATION

During the year ended July 31, 2003, the Company adopted Emerging Issues Task Force Issue No. 02-16 (EITF 02-16), “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” resulting in a reclassification of certain reimbursements from vendors from reductions of selling, general and administrative costs to reductions of cost of sales.

On August 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets.”  The sale of the Company’s Japanese subsidiary was treated in accordance with SFAS 144 reporting the Company’s operating results as discontinued operations.

Both EITF 02-16 and SFAS 144 require the prior year presentations to be reclassified for comparable purposes.  The Company has recorded the reclassifications as reflected herein. The effects of the restatement on the unaudited consolidated balance sheet and statement of operations for the year ended July 31, 2002 are presented below (dollars in thousands):

	As Previously Reported	SFAS 144 Japan Adjustments	EITF 02-16 Co-op Advertising	As Restated
Balance Sheet:
Cash and cash equivalents	$37,352	$(29,875)	$—	$7,477
Receivables	26,889	(5,179)	—	21,710
Merchandising inventories	236,373	(68,764)	—	167,609
Prepaid expenses	8,652	(597)	—	8,055
Total current assets	309,266	(104,415)	—	204,851
Fixed assets, net	146,768	(31,874)	—	114,894
Other assets	20,060	(6,850)	—	13,210
Assets of discontinued operations	—	145,049	—	145,049
Total assets	476,094	1,910	—	478,004
Current maturities of long-term debt	195,783	(113,007)	—	82,776
Accounts payable	155,829	(42,925)	—	112,904
Accrued liabilities	39,570	(10,906)	—	28,664
Deferred revenue, current portion	2,348	(62)	—	2,286
Total current liabilities	400,369	(166,900)	—	233,469
Long-term debt, net of current maturities	116,394	(623)	—	115,771
Liabilities of discontinued operations	—	169,433	—	169,433
Total liabilities	516,881	1,910	—	518,791
Total liabilities and shareholder’s deficit	476,094	1,910	—	478,004

Statement of Operations:
Net revenue	982,804	(371,995)	—	610,809
Cost of sales	692,232	(261,746)	(34,561)	395,925
Gross profit	290,572	(110,249)	34,561	214,884
Selling, general and administrative expenses	271,725	(88,936)	34,561	217,350
Restructuring and asset impairment costs, net	21,772	565	—	22,337
Depreciation and amortization	28,300	(6,246)	—	22,054
Loss from operations	(31,225)	(15,632)	—	(46,857)
Interest expense	25,106	(1,089)	—	24,017
Foreign currency translation gain	(1,275)	(257)	—	(1,532)
Loss on disposal of assets	1,134	(788)	—	346
Other	2,309	(526)	—	1,783
Loss from continuing operations before income taxes	(58,499)	(12,972)	—	(71,471)
Benefit for income taxes	(1,296)	(6,482)	—	(7,778)
Loss from continuing operations	(57,203)	(6,490)	—	(63,693)
Income from operations of discontinued Japanese subsidairy	—	6,490	—	6,490
Net loss	(57,203)	—	—	(57,203)

These reclassified financial statements for the year ended July 31, 2002 do not reflect events occurring after the October 22, 2002 filing of the Company’s Annual Report on Form 10-K, or modify or update those disclosures as set forth in that Annual Report on Form 10-K in any way, except to reflect the effect of the restatement as described above.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION POLICY—The consolidated financial statements include the accounts of MTS, INCORPORATED and its majority and wholly-owned subsidiaries (Company). The Company has a 50% investment in a foreign joint venture that was accounted for using the equity method.

All significant intercompany balances and transactions have been eliminated in consolidation.

GENERAL—The Company operates retail stores under the name Tower Records, offering a diversified line of recorded music products and other complementary products throughout the United States, Japan, the United Kingdom and other parts of the world.

CASH AND CASH EQUIVALENTS—The Company considers all highly liquid temporary cash investments with original maturities of three months or less when purchased to be cash equivalents for purposes of the statement of cash flows.

INVENTORIES—Inventories are stated at the lower of cost or market. Cost is determined principally by the first-in, first-out method. The Company, absent its restructuring efforts, does not provide an allowance for inventory markdowns, due to music industry return policies, which generally provide for full recovery of cost upon return.

FIXED ASSETS—Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method. Depreciation is computed on all fixed assets with the exception of land. Buildings are depreciated over 40 years, leasehold improvements over an average of 15 years, store fixtures over seven to ten years, and equipment and vehicles over five years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the lease term. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized. Amortization of video rental cassettes is calculated based on a straight-line method over three years. When the popularity of renting the new release declines (usually after approximately six months) redundant copies are transferred from rental stock to merchandise inventories for sale to customers at net realizable value. A write down to net realizable value is recorded in cost of sales at the time of the transfer from rental to held-for-sale classification.

The Company records software developed for internal use in accordance with Statement of Position (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”  Accordingly, software developed internally for the use by the Company is capitalized only during the application development stage and only certain costs are capitalized.

STORE PREOPENING COSTS—Costs of a noncapital nature incurred prior to opening of new stores are expensed as incurred.

INTANGIBLES—Intangibles primarily represent the excess of cost over the fair value of businesses acquired and debt issuance costs. The Company amortized goodwill using the straight-line method over 20 years. Debt issuance costs are amortized over the term of the related debt using the effective interest rate method. Management periodically evaluates intangibles for indications of impairment based on operating results of the related business.  If this evaluation indicates that the intangible asset will not be recoverable, as determined based on the undiscounted cash flows related to the intangible asset over the remaining life of the asset, the carrying value of the related intangible asset will be reduced to fair value.

IMPAIRMENT OF LONG-LIVED ASSETS—Long-lived assets and certain identifiable intangibles are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

GIFT CERTIFICATES—The Company offers gift certificates for sale. A deferred income account is established for gift certificates issued. When gift certificates are redeemed at the store level, the deferred income account is charged and revenue is credited.

INCOME TAXES—The Company accounts for income taxes under the liability method. Deferred taxes are recorded based on the difference between the financial statement and tax basis of assets and liabilities. The valuation allowances are established to reduce deferred tax assets if it is more likely than not that all, or a portion, of the deferred tax asset will not be realized.

REVENUE RECOGNITION—The Company’s revenue is primarily from retail sales comprised of recorded music (including compact discs and audio cassettes), video sales (including recorded video cassettes, laser discs and DVD) and other complementary products (including books, magazines, blank tapes, video games, personal electronics and accessories) through the Company’s stores and are recognized at the point of the retail transaction. Reductions of revenues for returns by customers are generally provided at the point of the return due to infrequency and occurrence within short intervals of the sale and immateriality to the financial statements.

TRANSLATION OF FOREIGN CURRENCY—The value of the U.S. Dollar rises and falls day-to-day on foreign currency exchanges. Since the Company does business in several foreign countries, these fluctuations affect the Company’s financial position and results of operations. In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation, the functional currency of foreign subsidiaries is the local currency, therefore, all foreign assets and liabilities have been translated at the exchange rates prevailing at the respective balance sheet dates, and all income statement items have been translated using the weighted average exchange rates during the respective years. The net gain or loss resulting from translation upon consolidation into the financial statements is reported as a separate component of shareholders’ equity. Some transactions of the Company and its foreign subsidiaries are made in currencies different from their functional currency. Gains and losses from these transactions are included in income as they occur, excluding gains and losses from long-term intercompany balances that are reported as a separate component of shareholders’ equity.

FORWARD EXCHANGE CONTRACTS—The Company enters into forward exchange contracts as an economic hedge against liabilities denominated in foreign currency. Market value gains and losses on hedge contracts are recognized in the statements of operations and offset forward exchange gains and losses recognized on the liabilities denominated in foreign currency. Counter parties to these forward exchange contracts are major financial institutions. Credit loss from counter party non-performance is not anticipated.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 133, “Accounting for Derivative Instruments and Hedging Activities.” The provisions of SFAS 133 require all derivative instruments to be recognized on the balance sheet at fair value.  Derivatives that do not qualify as hedges under SFAS 133 must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the underlying assets or liabilities through earnings or recognized in other comprehensive income until the underlying hedged item is recognized in earnings.

The Company adopted SFAS 133, as amended, on August 1, 2000. The Company records its derivatives on the balance sheet at fair value and reports adjustments to fair value through income.  The effects to the financial statements are immaterial.

ADVERTISING EXPENSE— Advertising costs are expensed when incurred.  Advertising expense totaled $22.2 million for the year ended July 31, 2002.

USE OF ESTIMATES—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS—Certain reclassifications have been made to conform the financial statements to the 2003 year’s presentation.

RECENT ACCOUNTING PRONOUNCEMENTS—In July 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, Business Combinations (SFAS 141), and No. 142, Goodwill and Other Intangible Assets (SFAS 142).  SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001.  SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria.  SFAS 142 changes the accounting for goodwill, including goodwill recorded in past business combinations.  SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead periodically test goodwill for impairment. The previous accounting principles governing goodwill generated from a business combination will cease upon adoption of SFAS 142.  The Company’s adoption of SFAS 141 and 142 did not materially impact its financial position and results of operations.

In June 2001, the Financial Accounting Standards Board finalized FASB Statement No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143).  SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.    The Company’s future

adoption of SFAS 143 has been assessed by the Company and determined the impact will not materially impact its financial position and results of operations.

In August 2001, the Financial Accounting Standards Board finalized FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144).  SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001.  Subsequent to year-end, the Company adopted this SFAS on August 1, 2002 on a prospective basis which is in accordance with the newly issued guidance.

The Company is currently reviewing SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” which was issued in May 2002.  The statement rescinds FASB No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and an amendment of that statement, FASB No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.”  As a result, gains and losses from extinguishment of debt will no longer be aggregated and classified as an extraordinary item, net of related income tax effect, in the statement of operations.  Instead, such gains and losses will be classified as extraordinary items only if they meet the criteria of unusual or infrequently occurring items.  SFAS No. 145 also requires that gains and losses from debt extinguishments, which were classified as extraordinary items in prior periods, be reclassified to continuing from operations if they do not meet the criteria for extraordinary items.  The provisions related to this portion of the statement are required to be applied in fiscal years beginning after May 15, 2002, with earlier application encouraged.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities.”  SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (“EITF”) set forth in EITF Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”).  The scope of SFAS No. 146 also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement, or an individual deferred compensation contract.  SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002.

NOTE 3—RESTRUCTURING EFFECTS AND LIQUIDITY

RESTRUCTURING EFFECTS. During the third quarter of the Company’s 2001 fiscal year, the Company commenced a business plan and restructuring process and retained a consulting firm to assist the Company in its efforts.  These efforts produced a three-phase restructuring plan that was adopted by the Company in February 2001 (the “Restructuring Plan”).

The Restructuring Plan contains several initiatives designed to improve the Company’s operations, including closing and liquidating most stand-alone and combination bookstores, selling the Company’s Argentina, Hong Kong, Taiwan and Singapore operations and converting them to franchises, closing the Company’s Canadian operations, closing under-performing domestic record, outlet and frame/gallery stores, and monitoring performance of additional stores. The Restructuring Plan also contains several initiatives intended to improve cash flow by reducing overhead expenses, reducing working capital and reducing capital expenditures until internally generated cash flow will support further growth. In fiscal 2002, the Company began implementation of the closure and possible franchising of its United Kingdom and Ireland operations. As a result, the Company has established and recorded a restructuring accrual for the United Kingdom and Ireland operations in the current period. Subsequent to year-end four out of eight stores in the United Kingdom have closed.

The Company began implementing its Restructuring Plan shortly after its adoption.  Since the plan was implemented, the Company has closed seven out of ten of its stand-alone bookstores and has liquidated most of its book inventories. The Company has also closed several of its under performing record and outlet stores and has arranged for the sale of two of its frame/gallery stores.  It has successfully converted the Argentina, Hong Kong and Taiwan operations to franchises through the sale of the operating entities and closed its Canadian operations.  The Company has successfully reduced the number of new store openings and remodels, while overhead expenses, capital expenditures and working capital have also been closely managed to the Restructuring Plan.  In accordance with the Restructuring Plan, the Company continues to monitor additional stores for possible future closure.

During fiscal 2002, the Company recorded pre-tax restructuring and asset impairment charges of $42.4 million, as a result of steps the Company is taking in connection with the Restructuring Plan. Of the $42.4 million in total pre-tax restructuring and asset impairment charges, $14.2 million related to inventory write-downs was recorded in cost of sales and $5.9 million in professional fees was recorded in selling, general and administrative expenses.  The remaining $22.3 million of the total pre-tax restructuring and asset impairment charges were reported separately.  The $22.3 million in charges included $13.6 million for the write-down of leasehold improvements and various other property in stores to be closed, $4.7 million for accrual of lease termination costs, and $2.9 million of involuntary termination and benefits. The involuntary termination benefits include amounts that have been either paid or accrued for and cover approximately 509 employees at both the retail and corporate level, from clerks to management.

During fiscal 2001, the Company recorded an estimated restructuring accrual of $19.5 million.  The accrual related to leasehold improvement write-offs, lease termination costs, employee termination costs and other miscellaneous costs.  These costs encompassed the closing of most domestic stand-alone bookstores, domestic under performing stores and the closing of the Company’s Argentina, Canadian, Hong Kong and Taiwan operations. Payments and charges against the accrual during 2001 were $17.2 million.  At the end of fiscal 2001, the remaining restructuring liability was $2.3 million and was mainly comprised of the above costs that were accrued for and related to the closing of the remaining Canadian store. During fiscal 2002, changes in restructuring estimates of $300,000 and payments and charges of $2.6 million were recorded in connection with the closure of the Canadian store. During 2002, additional restructuring accruals of $24.2 million were recorded in connection with further domestic store closures, domestic corporate terminations and United Kingdom and Ireland store closures.  Payments and charges against the accrual during 2002 were $17.4 million.  At the end of fiscal 2002, the restructuring liability was $6.8 million and was mainly comprised of accruals for the United Kingdom and Ireland operations closing and two store closures in the United States.

The number of employees to be terminated related to the employee termination costs cover approximately 308 employees at both the retail and corporate level, from clerks to management primarily in the United Kingdom and Ireland.

The change in the restructure reserve estimates is primarily due to the closure of the Toronto store in October 2001 and the accrual for the closure and possible franchising of the United Kingdom and Ireland operations.

Management expects to substantially complete the final phase of the Restructuring Plan by mid-fiscal 2003. Upon completion of the Restructuring Plan and in conjunction with the hiring of a retail operations turnaround specialist, the Company plans to implement a new business plan targeted at improving operations, continue to monitor under performing stores and assets in addition to evaluating its ongoing working capital commitments. Any significant shortfalls in future operational results and recommendations made by the retail operations turnaround specialist could require the Company to implement additional restructuring efforts and continue to record charges to operations for restructuring costs, asset impairments and inventory reserves into future periods.

LIQUIDITY.  The Company’s principal capital requirements are to fund working capital needs, the opening of new stores, the refurbishment and expansion of existing stores, and continued development of the Company’s technological infrastructure.

The Company refinanced its Senior Credit Facility (the “Credit Facility”) on October 11, 2002.  In April 2001, the Company extended and restated on a short-term basis its outstanding obligations.  The Credit Facility was further amended in October 2001, April 2002, June 2002, September 2002 and October 2002. The Credit Facility provided for initial maximum borrowings of up to $225.0 million, consisting of two sub-facilities (one for an initial maximum of $98.4 million and one for an initial maximum Japanese Yen of 15,596,828,718, which was equivalent to $126.6 million at inception), with a maturity date, as amended, of October 11, 2002. Maximum borrowings available under the Credit Facility declined during its one-year term by $15 million in July 2001, $5 million in October 2001, and $10 million in December 2001.  The Company met all scheduled reductions under the Credit Facility, as amended.

As of July 31, 2002, approximately $197.7 million was available under the Credit Facility, of which $193.6 million had been drawn. The $193.6 million includes $112.6 million of debt that was recorded in the Japanese operations and is now classified under liabilities of discontinued operations. (See Note 7).

Subsequent to the end of fiscal 2002, on October 11, 2002, the Company completed the sale of its Japanese operations to Nikko Principal Investments Japan, Ltd. for an aggregate purchase price of 16 billion Japanese Yen (approximately $129 million at then-current exchange rates). Net proceeds of $112.6 million from the sale were used to pay down the Company’s credit facility.  The balance of the Company’s credit facility was refinanced on October 11, 2002, with an asset-based line of credit and a term loan, each of which matures on April 1, 2005.  The Company entered into a Loan and Security Agreement with The CIT Group/Business Credit, Inc. and other lenders providing for a line of credit of up to $110 million, subject to achieving certain syndication requirements for the final $35 million of the line of credit.  On October 11, 2002 the line of credit had an outstanding balance of $61.1 million, with an additional $13.9 million available.  The Company also received a $26 million term loan pursuant to an Amended and Restated Term Loan Agreement with JPMorgan Chase Bank and other lenders.

The Company’s future operating performance and ability to service the notes, the line of credit and the term loan will be subject to the success of the Company’s restructuring efforts, future economic conditions and other factors, many of which are beyond the Company’s control.  There can be no assurance or guaranty that the Company will be successful in its restructuring efforts.  In the event the Company is unable to successfully implement its restructuring efforts, the Company’s business, financial position and results of operations would be materially and adversely affected.

Management’s plans for addressing this uncertainty include continued focus on cash flow improvements, margin improvement and further cost reductions related to the Company’s restructuring efforts.  While it is the intent of the Company to implement the actions described, no assurance can be provided that the Company will be successful in its efforts.  If the Company is not successful in its efforts, the operations of the Company would be materially and adversely affected. The accompanying financial statements do not include any adjustment that might result from the outcome of these uncertainties.

NOTE 4—EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted loss per share computations as of July 31, 2002 under SFAS No. 128 is as follows (in thousands, except per share information):

Loss available to common shareholder	$(57,203)

Weighted average shares outstanding for determination of:
Basic loss per share	1,000

Diluted loss per share	1,000

Basic loss per share:
On net loss	$(57,202.72)

Diluted loss per share is the same as basic loss per share since the Company has a simple capital structure with only common shares outstanding.

NOTE 5—RECEIVABLES

Receivables consist of (in thousands):

Trade receivables, less allowance for doubtful accounts of $1,083	$12,763
Officers and employees receivables, including notes, less allowance for doubtful accounts of $372	134
Other receivables, mainly income tax	8,813
$21,710

The Company has receivables of approximately $8,202,000 from sales of product for resale and supplies to unconsolidated foreign affiliates at July 31, 2002 included in trade receivables.

NOTE 6—FIXED ASSETS

Fixed assets consist of (in thousands):

Land	$9,724
Buildings	18,636
Leasehold improvements	96,777
Video Rental	3,291
Store Fixtures	43,407
Equipment	92,717
Vehicles	295
264,847
Less: accumulated depreciation and amortization	149,953
$114,894

The cost to build new store fixtures and improvements includes a portion of interest expense. Interest capitalized was $283,000 for the year ended July 31, 2002.

Depreciation and amortization of fixed assets was $22,632,000 for the year ended July 31, 2002.

NOTE 7—OTHER ASSETS

Other assets consist of (in thousands):

Notes receivable, officers and employees, less current portion	$710
Investment in foreign joint ventures	752
Securities and artwork	46
Cash surrender value of officers’ life insurance	5,987
Deposits	757
Goodwill, net of accumulated amortization of $166	484
Debt issuance costs and other intangible assets, net of accumulated amortization of $15,203	4,474
$13,210

Cash surrender value of life insurance at July 31, 2002 includes $5.7 million net of loans, from split value life insurance policies on the lives of the Company’s Parent’s principal shareholder and his wife for the benefit of certain family trusts. Under the terms of the policies, the Company will receive the first proceeds of the policies up to the aggregate premiums paid by the Company, except for one group of policies as to which the Company will receive the first proceeds of the policies up to the sum of the aggregate premiums paid by the Company plus $2,944,000 net of loans representing the cash surrender value of the policies when received by the Company in April 1998. The balance of the proceeds will be paid to trusts for the benefit of Russell Solomon, Michael Solomon and their family members. In October 2002, in conjunction with the Company’s refinancing efforts these Trusts terminated the split-dollar agreement with the Company and surrendered the policies to the Company. As a result, the individual policies will be cancelled and accordingly premiums approximating $3.3 million per year will be eliminated. Prior to this termination, premiums on these policies amounted to $3.3 million per year, which are recorded as expense, net of increases in the cash surrender value of the policies. Life insurance expense related to these policies amounted to $242,000 in the year ended July 31, 2002.

NOTE 8—LONG-TERM DEBT

Long-term debt consists of (in thousands):

9.375% Senior Subordinated Notes, uncollateralized, interest payable semiannually, principal due May 2005	$110,000
Senior Revolving Credit Facility, collateralized:
Dollar-based, variable interest payable monthly (5.38% to 7.25% at July 31, 2002), principal due October 2002	81,000
Other obligations, 7.0% to 12.5%, principal and interest generally due in monthly installments, collateralized by certain real property, equipment and leasehold improvements	7,547
Total Long-term Debt	198,547
Less Current Portion	82,776
Non-current Debt	$115,771

In April 1998 the Company refinanced on a long-term basis certain obligations outstanding under its revolving credit lines, senior notes and term notes by consummating an offering of $110.0 million of 9.375% senior subordinated notes (the “Notes”) and entering into the Credit Facility, which was collateralized by a majority of the Company’s inventory, accounts receivable and a pledge of 65% of the capital stock of its Japanese subsidiary.  The Notes have options to redeem in part at various premiums throughout the duration of the indenture, which mature in May 2005. The fair value of the notes approximated $35 million on July 31, 2002.

The Company refinanced the Credit Facility on October 11, 2002.  In April 2001, the Company extended and restated on a short-term basis its outstanding obligations under its senior revolving credit facility.  The Credit Facility was further amended in October 2001, April 2002, June 2002, September 2002 and October 2002.  The extended Credit Facility provided for initial maximum borrowings of up to $225.0 million, consisting of two sub-facilities (one for an initial maximum of $98.4 million and one for an initial maximum Japanese Yen of 15,596,828,718, which was equivalent to $126.6 million at inception), with a maturity date, as amended, of October 11, 2002. Maximum borrowings under the Credit Facility as amended were scheduled to decline during its one-year term by $15 million in July 2001, $5 million in October 2001 and  $10 million in December 2001. The Company met all scheduled reductions under the Credit Facility, as amended.

Subsequent to the end of fiscal 2002, on October 11, 2002, the Company completed the sale of its Japanese operations to Nikko Principal Investments Japan, Ltd. for an aggregate purchase price of 16 billion Japanese yen (approximately $129 million at then-current exchange rates). Net proceeds from the sale of $112.6 million were used to pay down the Credit Facility. In connection with the sale of the Japanese subsidiary, the Company has refinanced this obligation subsequent to July 31, 2002. (See Note 19).  The balance of the Credit Facility was refinanced on October 11, 2002, with an asset-based line of credit and a term loan, each of which matures on April 1, 2005.  The Company entered into a Loan and Security Agreement with The CIT Group/Business Credit, Inc. and other lenders providing for a line of credit of up to $110 million, subject to achieving certain syndication requirements for the final $35 million of the line of credit. On October 11, 2002, the line of credit had an outstanding balance of $61.1 million, with an additional $13.9 million available.  The Company also received a $26 million term loan pursuant to an Amended and Restated Term Loan Agreement with JPMorgan Chase Bank and other lenders.

Maximum borrowings under both the Amended and Restated Term Loan Agreement and the asset-based line of credit are subject to a borrowing base formula, certain financial ratio tests and maintaining a minimum rolling quarterly EBITDA. Also, the new line of credit requires that the Company maintain minimum cash availability level of $15 million. Prior to its refinance, the Credit Facility bore interest at various variable rates, including (as defined in the agreements) a Money Market Rate, ABR Rate, Yen Base Rate and Euro Rate, plus an annual facility fee payable by the Company. There were various restrictive terms and covenants relating to the occurrence of material adverse financial operating conditions, balance sheet coverage ratio, certain debt and certain limitations on additional indebtedness, sale-leaseback transactions, liens or encumbrances on substantially all of the Company’s assets, cash management arrangements, long-term transactions, capital expenditures, investments, acquisitions and new retail locations, mandatory commitment reductions and issuance of capital stock.  At July 31, 2002 the Company was in compliance with affirmative and negative covenants.

Maturities of long-term debt obligations are as follows (in thousands):

Year Ending July 31,	Maturities
2003	$82,776
2004	1,229
2005	111,177
2006	125
2007	100
Thereafter	3,140
Total	$198,547

NOTE 9—DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the Company’s financial instruments approximates the related carrying value. The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and Cash Equivalents, Accounts Receivable, Accounts Payable and Notes Receivable - The carrying amount approximates fair value because of the short-term maturity of these instruments.

Long-term Debt - The fair value of the Company’s subordinated notes was estimated based upon the global markets at which the bonds are traded as quoted by the market. The carrying value of the Company’s variable rate debt approximates fair value due to the variable nature of interest rates.

Deposits - The fair value is not determinable since there is no market for these deposits and the date of recovery of the amount on deposit depends on future events.

NOTE 10—SHAREHOLDERS’ EQUITY

COMMON STOCK—The Company’s articles of incorporation authorize issuance of two classes of common stock: Class A and Class B. Class A (5,000,000 authorized; none outstanding) and Class B (10,000,000 shares authorized; 1,000 outstanding) Common Stock have no par value and have the same rights and privileges except that Class A common has ten votes per share on all matters while Class B common has one vote per share on all matters and Class B common has priority voting rights, as a separate class, to elect twenty-five percent of the total membership of the Board of Directors.

PREFERRED STOCK—Preferred stock (1,000,000 shares authorized; none outstanding) may be issued from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions granted to or imposed upon unissued series of preferred stock and to fix the number of shares of any such series.

NOTE 11—LEASES

OPERATING LEASES—The Company leases substantially all of its retail stores, warehouses and administrative facilities. Those operating lease agreements expire through 2024 and generally have renewal options of one to twenty years. The terms of the leases provide for fixed or minimum payments plus, in some cases, contingent rents based on the consumer price index, or percentages of sales in excess of specified minimum amounts or other specified increases. The Company is generally responsible for maintenance, insurance and property taxes.

Minimum future obligations on non-cancelable operating leases are as follows (in thousands):

Year Ending July 31,	Amount
2003	$45,385
2004	38,091
2005	36,134
2006	32,299
2007	28,116
Thereafter	117,478
Total Minimum Future Rental Payments	$297,503

Total rental expense (including taxes and maintenance, when included in rent, contingent rents and accruals to recognize minimum rents on the straight-line basis over the term of the lease) relating to all operating leases for the year ended July 31, 2002 is as follows (in thousands):

Minimum rentals	$71,475
Contingent rentals	5,668
$77,143

NOTE 12—INCOME TAXES

The (benefit) provision for income taxes on income from operations consists of (in thousands):

Current:
U.S. Federal	$(4,533)
State and Local	598
Foreign	97
(3,838)
Deferred:
U.S. Federal	(3,849)
State and Local	0
Foreign	(91)
(3,940)
(Benefit) provision for income taxes	$(7,778)

The effective tax rates (i.e. provision for income taxes as a percent of income before income taxes) differs from the statutory federal income tax rate as follows (in thousands, except percentages):

	Amount	Percent
Federal income tax, at statutory rate	$(25,015)	35.0%
State and local income taxes, net of federal income tax benefit	(2,023)	2.8%
Change in federal tax law	(5,475)	7.7%
State franchise and capital tax	598	-0.8%
Change in valuation allowance	26,137	-36.6%
Foreign taxes	467	-0.7%
Foreign tax credit recognized	(1,903)	2.7%
Other, principally permanent differences	(564)	0.8%
Provision for income taxes	$(7,778)	10.9%

Deferred income tax assets and liabilities consist of the tax effects of temporary differences related to the following (in thousands):

Deferred tax assets:
Foreign translation	$7,833
Foreign and other tax credits	4,108
Cumulative translation adjustments to shareholders’ equity	19,438
Tax, but not book, gain on transactions between MTS and the Family Trusts	2,308
Net operating losses	30,209
Vacation accrual	1,059
Capitalized inventory costs	554
Differences between tax and accounting in inclusion of income from foreign operations	4,538
Other nondeductible expenses and accelerated income items	10,545
Total deferred tax assets	80,592

Deferred tax liabilities:
Depreciation and amortization	3,212
Other accelerated deductions and deferred income items	1,099
State tax	1,413
Total deferred tax liabilities	5,724
Net deferred tax assets before valuation allowance	74,868
Valuation allowance	74,868
Net deferred tax assets	$0

Deferred tax assets and liabilities are reflected in the Company’s consolidated balance sheets as follows (in thousands):

Current deferred tax assets	$0
Non-current deferred tax assets	0
Net deferred tax assets	$0

During 2000, the Company established a valuation allowance against deferred tax assets. During 2001, the Company increased the valuation allowance by $42.2 million to $48.7 million as of July 31, 2001. During 2002, the Company increased the valuation allowance by $26.2 to $74.9 million as of July 31, 2002. This increase was recorded to account for the uncertain recoverability of the deferred tax assets caused by the questions regarding the Company’s ability to achieve profitable operations and generate taxable income.

NOTE 13—EMPLOYEE BENEFITS

PROFIT SHARING— Substantially all full-time domestic employees with 24 months of service who have attained age 21 participate in the Company’s profit sharing retirement programs. The plans provide for discretionary contributions as determined annually by the Board of Directors of up to 15% of all eligible compensation. Costs under the plans are funded on an annual basis.

The Company also maintains a plan for employees of its Japanese subsidiary. The plan covers substantially all employees of the Japanese operations. The plan provides for a lump sum payment upon termination without cause based on term of service and compensation level. A liability for plan payments is accrued equal to the amount that would result from termination of all employees based on service to date and current compensation levels. As permitted by Japanese law, the plan is not funded.  On October 11, 2002, this liability was sold in the sale of the Japanese operations.

SALARY DEFERRAL— In October 1998, the Company established a salary deferral plan (401(K) Plan). All employees with 12 months of service who have attained age 18 may join the 401 (K) Plan quarterly each year. All eligible employees may contribute up to 15% or $10,500 of their annual compensation on a pre-tax basis. The plan provides for a discretionary match determined annually by the Board of Directors.

Pension expense under the pension plans and salary deferral plan amounted to $729,000, for the year ended July 31, 2002.

NOTE 14—SEGMENT AND GEOGRAPHIC INFORMATION:

SFAS No. 131 requires that the Company report financial and descriptive information about its reportable operating segments using the “management approach” model. Under the management approach model, segments are defined based on the way the Company’s management internally evaluates segment performance and decides how to allocate resources to segments. The Company has defined its only segment as retail sales of pre-recorded music and evaluates this based on geographic area.

The Company is a worldwide specialty retailer of pre-recorded music, video, books and other related products. Certain of the Company’s stores offer video and other products for rental. The Company is supported by centralized corporate services and the stores have similar economic characteristics, products, customers, and retail distribution methods, and as such are reported as a single segment.

Financial information relating to the Company’s principal foreign operations is as follows (in thousands):

Net Revenue
United States	$553,316
Great Britain and Ireland	52,305
Other	5,188
Total	$610,809

Operating income (loss):
United States	$(23,160)
Great Britain and Ireland	(28,333)
Other	4,636
$(46,857)

Identifiable assets:
United States	$322,843
Great Britain and Ireland	10,208
Other	144,953
$478,004

NOTE 15—SELECTED UNAUDITED QUARTERLY INFORMATION (in thousands, except per share)

	October 31, 2001	January 31, 2002	April 30, 2002	July 31, 2002	Fiscal 2002
Sales	$140,120	$194,310	$137,463	$138,916	$610,809
Gross profit	50,886	66,445	50,233	47,320	214,884
Net loss from continuing operations	(12,908)	(12,308)	(12,645)	(25,832)	(63,693)
Net income from discontinued operations	1,636	2,935	4,022	(2,103)	6,490
Net loss	(11,272)	(9,373)	(8,623)	(27,935)	(57,203)

NOTE 16—FORWARD EXCHANGE CONTRACTS

At July 31, 2002, the Company did not have any outstanding forward exchange contracts. These contracts are for the purpose of hedging liabilities denominated in U.S. Dollars. Market value gains and losses on these contracts are recognized in the statement of operations and offset foreign exchange gains and losses recognized on the liabilities denominated in U.S. Dollars.

NOTE 17—CONTINGENCIES

The Company is the subject of litigation arising in the normal course of business.  In the opinion of management, the Company’s ultimate liability, if any, related to pending or threatened litigation would not materially affect its financial position or results of operations.

As a codefendant the Company is subject to three antitrust cases, which allege that, the named defendants were engaged in a conspiracy to fix the prices of CDs in violation of federal and state antitrust, unfair trade practices, and consumer protection statuses.  These three antitrust complaints were filed following the May 10, 2000 announcement that the major music distributors had entered into a settlement agreement with the Federal Trade Commission. Subsequent to year-end, a settlement agreement was finalized and the Company’s portion of the settlement was for $275,000, which was accrued for at July 31, 2002.

The Company entered into a consulting contract with Chilmark Partners, LLC (“Chilmark”) on May 18, 2001.  By letter to Chilmark dated June 12, 2002, the Company terminated the contract.  On July 29, 2002, Chilmark filed suit against the Company in the U.S. District Court for the Northern District of Illinois, alleging breach of contract and seeking other remedies under the contract and attachment of proceeds of the Company’s sale of its Japan operations.  In August 2002, Chilmark’s request for such an attachment was denied.  The litigation continues with respect to Chilmark’s breach of contract claim and its request for damages under the terms of the contract.  As of October 11, 2002, Chilmark’s total damage request was approximately $2.6 million.  The Company believes it has meritorious defenses with respect to each of Chilmark’s claims and intends to defend against the claims vigorously; however, the litigation is in the preliminary stage and there can be no assurance that the Company will prevail in this action.  If Chilmark receives a favorable judgment for all or a substantial portion of the total $2.6 million in damages Chilmark is seeking, such an outcome could have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

NOTE 18—RELATED PARTIES

The Company accrued royalty fees payable to certain of the trusts established for the benefit of Russell Solomon, Michael Solomon and their family members (the “Trusts”) for royalties charged to them for the use of the Trusts’ trademarks and logos. The Company was charged interest on the unpaid balance at current six month U.S. Treasury Bill Rates, plus 250 basis points, or 7.04% at July 31, 2002. The outstanding payable to the Trusts at July 31, 2002 was approximately $15,491,000 and was included in accounts payable.  All such accrued royalty fees were paid to the Trusts on October 11, 2002.

Additional related-party transactions include lease expense to an affiliate of $567,000, for the year ended July 31, 2002.

As of July 31, 2002, the Chairman of the Company’s Board of Directors owed the Company $287,000 under an interest-free loan and a merchandise account with the Company.

As of July 31, 2002, the Chief Executive Officer of the Company, owed the Company $37,000 under an interest-free merchandise account with the Company.

As of July 31, 2002, the Chief Operating Officer of the Company, owed the Company $71,000 under an interest-bearing loan and an interest-free merchandise account with the Company.

In fiscal 2002, the Company contracted Searson & Company, Inc., Certified Public Accountants, Inc., in the amount of $165,000 in consulting fees for assistance in the corporate finance department related to year-end activities and accrued an additional $23,261 in advisory services and cost reimbursement related to the sale of the Company’s Japan operations.  Karen Searson, the spouse of DeVaughn D. Searson, the Company’s Chief Financial Officer, is the majority owner of Searson & Co.  In addition, the Company paid $172,382 to Complete Data Services, Inc. for custodial and retrieval services related to the Company’s credit card transactions and chargebacks.  Complete Data Services, Inc. is owned by Karen Searson.

NOTE 19—SUBSEQUENT EVENTS

On October 11, 2002, the Company completed the sale of its Japanese subsidiary, Tower Records Kabushiki Kaisha (“TRKK”), to Nikko Principal Investments Japan, Ltd. The Company sold all authorized and issued capital stock of TRKK for an aggregate purchase price of 16 billion Japanese Yen, which was approximately $129.0 million at then-current exchange rates. Of the proceeds from the sale of TRKK, $108.8 million was used to pay down the prior credit facility. The Company recorded a $15.8 million gain, net of $6.5 million in U.S. income and foreign taxes, from the sale of TRKK, which is included in income from discontinued operations on the accompanying statement of operations for the year ended July 31, 2003.  In accordance with SFAS 144, TRKK’s current year operating results have been presented as discontinued operations.

Net income from discontinued operations, excluding the gain on sale, for the subsequent year ended July 31, 2003, is as follows (dollars in thousands):

Total revenue	$66,313
Total expense	64,932

Total	$1,381

EXHIBIT A

THE LOCK-UP AGREEMENT

This Agreement is made and entered into as of September 30, 2003, by and among MTS, Incorporated, a California corporation (the “Company”); the Consenting Holders (as defined below); Tower Records, Incorporated (the “Current Shareholder”), as the sole shareholder of the Company; the Russell Solomon Trust, the Michael T. Solomon 1994 Trust, the David Solomon 1994 Trust, the Andrew Solomon Trust and the Aaron O. Solomon Trust, Michael Solomon (“M. Solomon”) and David Solomon (collectively, the “Solomon Interests”), which are the holders of all of the shares of the Current Shareholder; and Mr. Russell Solomon (“R. Solomon”).  The Company, the Consenting Holders, the Current Shareholder, the Solomon Interests and R. Solomon are collectively referred to herein as the “Parties” and individually as a “Party.”

WHEREAS, the Parties, through their representatives, have engaged in good faith negotiations with the objective of restructuring the debt and equity capital of the Company (such restructuring, together, as applicable, with the M&A Transaction (as defined below), the “Restructuring”) substantially on the terms reflected in the Memorandum of Understanding attached hereto as Annex A (the “MOU”), which sets forth the terms and conditions of the Exchange Restructuring and the Prepackaged Plan (each as defined below); and

WHEREAS, the Parties desire that the Company promptly commence solicitation of the Exchange Restructuring and the Prepackaged Plan, or proceed with the M&A Transaction, on the terms described in the MOU to accomplish the Restructuring;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

I.              DEFINITIONS

The following terms shall have the following meanings:

“Acceleration Material Adverse Change” has the meaning set forth in Section II.E. of this Agreement.

“Additional Holders” means any additional holders of the Notes that become signatories to this Agreement under Section VIII.

“Agreement” means this Lock-Up Agreement, together with the MOU attached hereto as Annex A.

“Bank Agreements” means that certain Amended and Restated Term Loan Agreement, dated October 9, 2002, among the Company, JPMorgan Chase Bank and the lenders named therein, and that certain Loan and Security Agreement, dated as of October 9, 2002, among the Company, The CIT Group/Business Credit, Inc. and the lenders named therein.

“Bank Groups” means the banks party to the Bank Agreements.

“Bankruptcy Code” means Title 11 of the United States Code.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure.

“Board” means the Company’s board of directors.

“Claim” has the meaning given such term in Section 101 of the Bankruptcy Code.

“Closing” means consummation of the Restructuring.

“Commission” means the Securities and Exchange Commission.

“Common Stock” means the Company’s voting common stock.

“Company” has the meaning set forth in the preamble to this Agreement.

“Consent Solicitation” means the Company’s solicitation in connection with the Exchange Offer of consents of all holders of the Notes to amend the Indenture, as further described in and subject to this Agreement.

“Consenting Holders” means the Additional Holders and the Original Holders.

“Creditors” means holders of Claims against the Company.

“Current Shareholder” has the meaning set forth in the preamble to this Agreement.

“Employment Agreement” means the employment agreement entered into on the date hereof with R. Solomon in the form attached hereto as Exhibit A.

“Equity Security” has the meaning given such term in Section 101 of the Bankruptcy Code.

“Exchange Act” means Securities Exchange Act of 1934, as amended.

“Exchange Offer” means the offer by the Company to holders of the Notes to exchange the Notes for New Notes and Common Stock (or, if an M&A Transaction is closed concurrently with the Restructuring, in exchange for a portion of the proceeds thereof as set forth in Section V.B), upon the terms described in this Agreement.

“Exchange Restructuring” means the Exchange Offer together with the Consent Solicitation and such other steps, not involving the filing of a petition seeking relief for the Company under the Bankruptcy Code, that are necessary to effect the Restructuring.

“Expiration Date” means the date on which the Exchange Offer and Consent Solicitation expire, as described in the MOU and as may be extended by the mutual agreement of the Company, the Current Shareholder and the Requisite Holders.

“Governance Agreement” means the governance agreement relating to, among other things, the election of the Board, as further described in the MOU.

“Indenture” means the Indenture dated as of April 23, 1998 relating to the Notes.

“Initial Ruling Date” has the meaning set forth in Section VI.B.4. of this Agreement.

“Intercreditor Agreement” has the meaning set forth in Section VI.A.1 of this Agreement.

“M. Solomon” has the meaning set forth in the preamble to this Agreement.

“M&A Transaction” has the meaning set forth in Section V.A of this Agreement.

“Minimum Condition” has the meaning set forth in the MOU.

“MOU” has the meaning set forth in the preamble to this Agreement.

“New Notes” means the notes to be offered (along with Common Stock) to holders of the Notes in exchange for the Notes in form and substance satisfactory to the Requisite Holders and the Company, as further described in the MOU.

“Non-Compete Agreement” means each of the non-competition agreements of even date herewith between the Company on the one hand and each of R. Solomon and M. Solomon on the other, each in the forms attached hereto as Exhibits B-1 and B-2 respectively.

“Noteholder” means a holder of the Notes.

“Notes” means the Company’s $110,000,000 9-3/8% Senior Subordinated Notes due 2005.

“Offering Memorandum” has the meaning set forth in Section II.A.1 of this Agreement.

“Original Holders” means the holders of the Notes set forth on Schedule I hereto.

“Party” and “Parties” have the meanings set forth in the preamble to this Agreement.

“Plan Solicitation Materials” has the meaning set forth in Section III.H.2 of this Agreement.

“Prepackaged Plan” means a plan of reorganization under Chapter 11 of the Bankruptcy Code, upon the terms described in this Agreement, as may be filed by the Company in a Prepackaged Proceeding.

“Prepackaged Proceeding” means a bankruptcy case filed in order to effectuate the Restructuring through the Prepackaged Plan.

“R. Solomon” has the meaning set forth in the preamble to this Agreement.

“Reorganization Document” has the meaning set forth in Section III.H.1.

“Representative” has the meaning set forth in Section III.E.

“Requisite Holders” means Consenting Holders holding in the aggregate more than 59% of the face amount of the Notes.

“Restructuring” has the meaning set forth in the preamble to this Agreement and shall explicitly include the Exchange Restructuring and the Prepackaged Plan.

“Scheduled Employees” means the current and former employees and/or directors of the Company set forth on Schedule 2 hereto with whom the Company has an existing employment, severance and/or retention agreement or to whom the Company is currently paying severance.

“Securities Act” means the Securities Act of 1933, as amended.

“Separation Agreement” means the separation agreement of even date herewith between M. Solomon and the Company in the form attached hereto as Exhibit C.

“Solicitation Period” has the meaning set forth in Section II.A.2.

“Solomon Interests” has the meaning set forth in the preamble to this Agreement.

“Special Committee” has the meaning set forth in Section V.C.

“Supermajority of Holders” means Consenting Holders holding in the aggregate at least 85% of the total face amount of the Notes.

“Termination Material Adverse Change” has the meaning set forth in Section VI.B.7. of this Agreement.

“Trustee” means the indenture trustee under the Indenture.

II.            AGREEMENT TO COMPLETE RESTRUCTURING

A.            Subject to the terms and conditions of this Agreement, the Company agrees, and the Current Shareholder, R. Solomon and the Solomon Interests agree to cause the Company, to use its best efforts, and the other Parties agree to cooperate in good faith with the Company and use their commercially reasonable efforts in such regard, to complete the Restructuring on the following timetable:

1.             Unless directed otherwise by the Requisite Holders, the Exchange Offer, Consent Solicitation and solicitation of votes on the Prepackaged Plan will commence no later than November 17, 2003, unless extended by the Requisite Holders.  The materials distributed to holders of the Notes (the “Offering Memorandum”) will provide that the Exchange Restructuring and Prepackaged Plan are alternative means of accomplishing the Restructuring and that whether the Restructuring is accomplished through the Exchange Restructuring or Prepackaged Plan will depend on such factors as whether sufficient acceptances to the Exchange Offer are received so as to achieve the required minimum level of exchange, as set forth in this Agreement, and whether other factors favor accomplishing the Restructuring through one means or the other.

2.             The period for accepting the Exchange Offer, executing the Consent Solicitation and voting on the Prepackaged Plan will extend for 20 business days after the solicitation is mailed (the “Solicitation Period”), unless the Company, the Current Shareholder and the Requisite Holders mutually agree to extend such period.

B.            The Company will seek acceptances of the Prepackaged Plan as part of the Offering Memorandum disseminated by the Company.  On or after January 2, 2004, the Original Holders may deliver a written notice to the Company indicating the Original Holders’ election as to whether the Company will proceed with the Exchange Offer (or, alternatively, the Prepackaged Proceeding).  On or before the date that is five (5) business days after receiving such written notice, the Company will effect the Closing of the Exchange Offer (or commence the Prepackaged Proceeding).  In the event that the Original Holders have not delivered a notice pursuant to the preceding paragraph on or before February 2, 2004, the Company will effect the closing of the Exchange Offer on or before February 9, 2004 if the Minimum Condition has been satisfied (or commence the Prepackaged Plan if the Minimum Condition has not been satisfied).  Notwithstanding anything to the contrary here, the Company may effect the Closing of the Exchange Offer (or commence the Prepackaged Proceeding) at such earlier or later date as is mutually acceptable to the Parties (including the Supermajority of Holders).

C.            Each Party will negotiate the definitive documents relating to the Restructuring (including the Governance Agreement) in good faith, in all respects consistent with this Agreement.

D.            Immediately following the execution of this Agreement, the Parties agree that they will not require the Company to be a reporting company under the Exchange Act; provided, however, that the Company shall register the New Notes under the Exchange Act within thirty (30) days after the Closing, unless directed otherwise by Consenting Holders holding in the aggregate at least 85% of the face amount of the New Notes.  Further, the Consenting Holders hereby consent to the amendment of Section 4.10 of the Indenture set forth in Exhibit D hereto. Notwithstanding the foregoing amendment to the Indenture, the Company shall continue to provide the Holders with all information that would otherwise have been included in the Company’s Exchange Act filings, which shall include (i) furnishing to the Consenting Holders audited annual financial statements within 90 days of the end of each fiscal year and unaudited quarterly financial statements within 45 days of the end of each fiscal quarter, (ii) disclosing to the Consenting Holders all material events or developments with respect to the Company, and responding reasonably to informational inquiries of Noteholders, and (iii) furnishing to the Consenting Holders, upon their prior written request, the information required to be delivered pursuant to Section 144A(d)(4) under the Securities Act, in each case with the timing and substance required as though the Company were a reporting company under the Exchange Act.

E.             In the event that (i) an Acceleration Material Adverse Change occurs, and (ii) the Minimum Condition for acceptance of the Exchange Offer is achieved, then, upon written instruction from the Requisite Holders following the end of the Solicitation Period, the Closing of the Exchange Offer shall occur within five (5) business days after the Company’s receipt of such written instruction.  For purposes of this Section II.E, the term “Acceleration Material Adverse Change” means any material adverse effect that occurs hereafter with respect to the business operations of the Company and its subsidiaries taken as a whole, that is reasonably likely to cause the Company’s EBITDA (calculated in accordance with the Company’s past practices, consistently applied) for the five month period beginning August 1, 2003 and ending December 31, 2003 to be lower than the Company’s projected EBITDA for such period as stated in the budget submitted to the Bank Groups for the Fiscal year beginning August 1, 2003 by an amount greater than $2,000,000, other than effects arising from (i) general economic, market or political conditions or changes generally applicable to the industries and markets in which the Company and its subsidiaries operate, or (ii) the announcement of the execution of this Agreement or the prospective consummation of the transactions contemplated by this Agreement.  For the avoidance of doubt, Acceleration Material Adverse Changes shall not include (x) restructure costs, (y) liabilities related to the existing litigation matter with Chilmark Partners, LLC, or (z) other existing litigation to the extent of litigation reserves.

III.           COMPANY AND SOLOMON OBLIGATIONS

A.            So long as this Agreement is effective and has not been terminated in accordance with Section VI hereof, the Company agrees, and the Current Shareholder, R. Solomon and the Solomon Interests agree to cause the Company,  to use its best efforts to commence soliciting acceptances of the Exchange Offer, the Consent Solicitation and the Prepackaged Plan so as to comply with the timeline set forth in this Agreement, and to do all things reasonably necessary and appropriate in order to accomplish the Restructuring, including filing any related documents with the Commission, and to use its best efforts to complete the same within the period set forth herein.

B.            So long as this Agreement is effective and has not been terminated in accordance with Section VI hereof, if, pursuant to the terms of Section II.B of this Agreement, the Restructuring is to be accomplished as a Prepackaged Plan, then the Company will (and the Current Shareholder, R. Solomon and the Solomon Interests agree to cause the Company to) commence the Prepackaged Proceeding and do all things reasonably necessary and appropriate in furtherance thereof to obtain confirmation of the Prepackaged Plan as expeditiously as possible under the Bankruptcy Code and the Bankruptcy Rules, in all respects consistent with the timeline agreed to by the Parties in this Agreement.

C.            So long as this Agreement is effective and has not been terminated in accordance with Section VI hereof, the Company will not, and the Current Shareholder, R. Solomon and the Solomon Interests agree to cause the Company not to, without the prior written consent of the Current Shareholder and a Supermajority of Holders: (i) initiate any exchange offer for the Notes, except the Exchange Offer or the Prepackaged Proceeding contemplated by this Agreement, or (ii) otherwise seek to restructure the Notes, except through a Restructuring as contemplated by this Agreement.

D.            So long as this Agreement is effective and has not been terminated in accordance with Section VI hereof, neither the Company, the Current Shareholder, the Solomon Interests nor R. Solomon will (i) object to, or otherwise commence any proceeding to oppose, the Restructuring or take any action that is inconsistent with, or that would unreasonably delay the consummation of, the Restructuring, nor (ii) vote for, consent to, provide any support for, participate in the formulation of, or solicit or encourage others to formulate any other tender offer, settlement offer, or exchange offer for the Notes other than the Exchange Offer.

E.             So long as this Agreement is effective and has not been terminated in accordance with Section VI hereof, the Company will (and the Current Shareholder, R. Solomon and the Solomon Interests agree to cause the Company to) permit a representative (the “Representative”) appointed by the Requisite Holders to observe all activities of the Board, including to have access to all reports and information provided to the Board, as well as attendance at all meetings of the Board and its special committees.  Access will include an observer role in all such meetings and access to all reports and information provided to the Board or special committees of the Board.  The appointment of the Representative will be made pursuant to resolution of the Board.  Notwithstanding the foregoing, the Board and the Company reserve the right, in good faith, to exclude the Representative only from (i) Board deliberations respecting the restructure of the Notes, including confidential communications with Jefferies & Co., but specifically excluding matters pertaining to the M&A Transaction and communications with Greif & Co., and (ii) privileged communications with Company counsel.  The exclusion of the Representative from such privileged discussions shall be construed narrowly so as not to frustrate the intent of this Agreement and the Parties shall cooperate in good faith to establish joint interest protections whenever possible.

F.             So long as this Agreement is effective and has not been terminated in accordance with Section VI hereof, each of the Current Shareholder, the Solomon Interests and R. Solomon will vote to accept the Prepackaged Plan within ten business days following its receipt of the solicitation to accept the Prepackaged Plan.

G.            So long as this Agreement is effective and has not been terminated in accordance with Section VI hereof, each of the Current Shareholder, the Solomon Interests and R. Solomon agrees:

1.             not to transfer any of the shares of the Company or the Current Shareholder held by it and to own such shares until the closing of the Restructuring, unless the transferee of such shares agrees in writing to be bound by the terms of this Agreement as though it had been an original signatory hereto (by way of clarification, as a condition precedent to any transfer of such shares, each of the Current Shareholder, the Solomon Interests and R. Solomon agrees to cause the transferee to execute and deliver to the Consenting Holders a joinder agreement in customary form confirming the agreement of such transferee to be bound by the terms of this Agreement as though it had been an original signatory hereto for so long as this Agreement shall remain in effect); and

2.             if requested by the Company, each of the Current Shareholder, the Solomon Interests and R. Solomon may in its sole and absolute discretion, but shall not be required to, issue such public statements in support of the Restructuring as the Company and any of them may agree and the Company, the Current Shareholder, the Solomon Interests and R. Solomon hereby agree not to make any public statement in opposition to or critical of the Restructuring.

H.            So long as this Agreement is effective and has not been terminated in accordance with Section VI hereof, each of the Company, the Current Shareholder, the Solomon Interests and R. Solomon agrees:

1.             not to (i) withdraw or change its vote in favor of the Prepackaged Plan, or to object to, delay, impede or take any other action to prevent the acceptance, confirmation and implementation of the Prepackaged Plan or otherwise commence any proceeding or take any action to oppose or alter the Prepackaged Plan or any document ancillary thereto which conform to the MOU (each a “Reorganization Document”) (ii) support any other plan of reorganization or action under a case for the Company under the Bankruptcy Code, including any such plan of reorganization or action that proposes to treat the Noteholders, trade creditors or the Scheduled Employees in a manner less favorable than the Prepackaged Plan, (iii) support any bankruptcy, reorganization, dissolution, liquidation, insolvency, receivership or similar proceeding under federal or state law other than the Prepackaged Proceeding or the Exchange Restructuring, or (iv) vote for, consent to, or directly or indirectly provide any support for, participate in the formulation of, or solicit or encourage others to formulate any other plan of reorganization, sale, proposal or offer of winding up, liquidation, reorganization, merger, consolidation, dissolution or restructuring of the Company that could reasonably be expected to prevent, delay or impede the consummation of the Exchange Restructuring, the confirmation of the Prepackaged Plan or the approval of any Reorganization Document;

2.             if a case is commenced for the Company under Chapter 11 of the Bankruptcy Code and if for any reason the votes of such Party in favor of the Prepackaged Plan are held not valid or are otherwise not counted in determining acceptances of the Prepackaged Plan, for any reason, or if for any reason the Company is required to re-solicit acceptances for the Prepackaged Plan or a successor plan under Chapter 11 consistent in all material respects with the Prepackaged Plan, then each such Party agrees to and shall, as promptly as practicable following a bankruptcy court’s approval of a disclosure statement and any related solicitation materials (the “Plan Solicitation Materials”) related to the Prepackaged Plan or such successor plan, vote in favor of the Prepackaged Plan or such successor plan by delivering its duly executed and completed ballot in favor of the Prepackaged Plan or such successor plan and not change or withdraw such vote(s); provided that the Parties acknowledge and agree that, unless and until such Plan Solicitation Materials have been received and such Party has reviewed them, this Agreement shall not constitute an agreement by such Party to take or refrain from taking any action that would violate any provision of any applicable laws (including, without limitation, any applicable bankruptcy or federal or state securities laws) or that would cause the vote of such Party to fail to be counted in determining whether the Company’s Creditors have accepted or rejected the Prepackaged Plan or such successor plan, and to the extent any provision hereof shall be so construed such provision shall be deemed stricken herefrom and of no force and effect without liability to any of the Parties;

3.             if the Prepackaged Plan is pursued in accordance with the terms of this Agreement, to take all other reasonable steps to achieve confirmation and otherwise support the Prepackaged Plan and defend the adequacy of pre-petition disclosure and solicitation procedures in connection with the Prepackaged Plan and the Exchange Restructuring and, to the extent necessary, support the adequacy of any Plan Solicitation Materials that may be required by the bankruptcy court and circulated in connection therewith;

4.             not to vote for, consent to, support, encourage or participate, directly or indirectly, in the formulation of any action filed by any party in interest to appoint a trustee, conservator, receiver or examiner for the Company, or to dismiss any case commenced by the Company under Chapter 11 of the Bankruptcy Code, or to convert any such Chapter 11 case to a case under Chapter 7 of the Bankruptcy Code, or otherwise to commence or support an involuntary bankruptcy, liquidation, reorganization or similar case or proceeding against the Company, and to oppose the same through counsel with the resulting counsel fees and costs to be reimbursed by the Company;

5.             not to (1) enter into new employment, retention, severance or similar agreements with (x) any directors, (y) any officers, or (z) any other employees with total annual cash compensation in excess of $100,000 each (collectively, the “Restricted Persons”); or amend, modify or otherwise supplement any such agreement, or (2) grant discretionary raises or bonuses that have not been approved by the Requisite Holders to any of the Restricted Persons (except that discretionary bonuses based upon performance targets and totaling not more than $100,000 in the aggregate may be granted to regional and store managers who are Restricted Persons with total annual cash compensation less than $150,000 each) or (3) do anything else outside the ordinary course of business with respect to any employment, retention severance or similar issues;

6.             to carry on the business of the Company in the usual, regular and ordinary course in substantially the same manner as heretofore conducted;

7.             except as expressly contemplated by this Agreement, not to (1) declare, set aside or pay any dividend or distribution with respect to its capital stock or other ownership interest, (2) incur, or assume or become subject to any other obligation or liability (absolute or contingent) except obligations and liabilities incurred in the ordinary course of business and consistent with past practice, (3) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction for fair and equivalent value in the ordinary course of business and consistent with past practice, (4) hereafter voluntarily grant any lien, pledge or other encumbrance on any of its property or assets (real, personal or mixed, tangible or intangible), (5) cancel any debts or waive any claims or rights of value or sell, transfer, or otherwise dispose of any of its properties or assets, except for fair and equivalent value in the ordinary course of business and consistent with past practice, (6) pay, loan or advance any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its officers or directors or any affiliate or any of its officers or directors, except for directors’ fees and compensation to officers, (7) take or fail to take any action that would result in any of the representations and warranties of the Company contained herein being untrue (i) as of the date of such action or inaction or (ii)  as of the closing of any Restructuring, or (8) agree, whether in writing or otherwise, to do any of the foregoing.  For the avoidance of doubt, the Consenting Holders and the Company agree that the closure of the underperforming stores previously disclosed to the Consenting Holders and the termination or settlement of related leases is considered to be in the ordinary course of business;

8.             promptly upon becoming aware of any breach of this Agreement, the Employment Agreement, the Separation Agreement or either Non-Compete Agreement by any of the Company, the Current Shareholder, the Solomon Interests or R. Solomon, to notify the Consenting Holders of such breach; and

9.             promptly upon becoming aware of the occurrence of an Acceleration Material Adverse Change, to notify the Consenting Holders of such Acceleration Material Adverse Change.

IV.           NOTEHOLDER OBLIGATIONS

A.            So long as this Agreement is effective and has not been terminated in accordance with Section VI hereof, each Consenting Holder will (i) tender its Notes pursuant to and in accordance with the Exchange Offer and the other terms and conditions of this Agreement, and tender its consent in accordance with the Consent Solicitation, within ten business days following the commencement of the Exchange Offer; (ii) vote to accept the Prepackaged Plan within ten business days following its receipt of the solicitation to accept the Prepackaged Plan; and (iii) not withdraw or revoke any of the foregoing unless and until this Agreement is terminated in accordance with its terms.

B.            So long as this Agreement is effective and has not been terminated in accordance with Section VI hereof, no Consenting Holder will object to, nor otherwise commence any proceeding to oppose, the Restructuring, nor any part thereof, and will not take any action that is materially inconsistent with, nor that would unreasonably delay the consummation of, the Restructuring, nor any part thereof, in accordance with the terms of this Agreement.  Accordingly, each Consenting Holder specifically agrees:

1.             not to transfer any of the Notes held by it and to own such Notes until the closing of the Restructuring, unless the transferee of such Notes:  (x) is a party that the Consenting Holder reasonably believes is an institutional accredited investor within the meaning of the Securities Act, (y) makes a written representation to the Company to the effect that it is such an institutional accredited investor, and (z) agrees in writing to be bound by the terms of this Agreement as though it had been an original signatory hereto (by way of clarification, as a condition precedent to any transfer of its Notes, each Consenting Holder agrees to cause the transferee to execute and deliver to the Company a joinder agreement in customary form confirming the agreement of such transferee to be bound by the terms of this Agreement as though it had been an original signatory hereto for so long as this Agreement shall remain in effect);

2.             not to withdraw the tender of any Notes tendered to the Company in the Exchange Offer until the earlier of the Expiration Date or termination of this Agreement;

3.             not to object to, delay, impede or take any other action to prevent or otherwise oppose the Exchange Restructuring, nor to vote for, consent to, provide any support for, participate in the formulation of, or solicit or encourage others to formulate any other tender offer, settlement offer, or exchange offer for the Notes other than the Exchange Offer;

4.             to permit disclosure by the Company, including in a press release in form and substance reasonably satisfactory to the Current Shareholder and the Requisite Holders and approved by them prior to disclosure by the Company, of the contents of this Agreement (but not including information about the specific Holder or the amount of such Holder’s ownership of Notes);

5.             if requested by the Company, each Consenting Holder may in its sole and absolute discretion, but shall not be required to, issue such public statements in support of the Restructuring as the Company and the Consenting Holders may agree, and each Consenting Holder hereby agrees not to make any public statements in opposition to or critical of the Restructuring;

6.             not to (i) withdraw or change its vote in favor of the Prepackaged Plan, or to object to, delay, impede or take any other action to prevent the acceptance, confirmation and implementation of the Prepackaged Plan or otherwise commence any proceeding or take any action to oppose or alter the Prepackaged Plan or any Reorganization Document, (ii) support any other plan of reorganization or action under a case for the Company under the Bankruptcy Code, including any such plan of reorganization or action that proposes to treat the Current Shareholder, the Solomon Interests, R. Solomon, M. Solomon, the trade creditors or the Scheduled Employees in a manner less favorable than the Prepackaged Plan, (iii) support or institute against the Company any bankruptcy, reorganization, dissolution, liquidation, insolvency, receivership or similar proceeding under federal or state law other than the Prepackaged Proceeding or the Exchange Restructuring, or (iv) vote for, consent to, or directly or indirectly provide any support for, participate in the formulation of, or solicit or encourage others to formulate any other plan of reorganization, sale, proposal or offer of winding up, liquidation, reorganization, merger, consolidation, dissolution or restructuring of the Company that could reasonably be expected to prevent, delay or impede the consummation of the Exchange Restructuring, the confirmation of the Prepackaged Plan or the approval of any Reorganization Document;

7.             if a case is commenced for the Company under Chapter 11 of the Bankruptcy Code and if for any reason the votes of such Consenting Holders in favor of the Prepackaged Plan are held not valid or are otherwise not counted in determining acceptances of the Prepackaged Plan, for any reason, or if for any reason the Company is required to re-solicit acceptances for the Prepackaged Plan or a successor plan under Chapter 11 consistent in all material respects with the Prepackaged Plan, then each Consenting Holder agrees to and shall, as promptly as practicable following a bankruptcy court’s approval of Plan Solicitation Materials related to the Prepackaged Plan or such successor plan, vote (or, with respect to managed accounts cause to be voted) its Claims in respect of the Notes in favor of the Prepackaged Plan or such successor plan by delivering its duly executed and completed ballot in favor of the Prepackaged Plan or such successor plan and not change or withdraw (or cause to be changed or withdrawn) such vote(s); provided that the Parties acknowledge and agree that, unless and until such Plan Solicitation Materials have been received and such Consenting Holder has reviewed them, this Agreement shall not constitute an agreement by such Consenting Holder to take or refrain from taking any action that would violate any provision of any applicable laws (including, without limitation, any applicable bankruptcy or federal or state securities laws) or that would cause the vote of such Consenting Holder to fail to be counted in determining whether the Company’s Creditors have accepted or rejected the Prepackaged Plan or such successor plan, and to the extent any provision hereof shall be so construed such provision shall be deemed stricken herefrom and of no force and effect without liability to any of the Parties);

8.             if the Prepackaged Plan is pursued in accordance with the terms of this Agreement, to take such commercially reasonable steps to help achieve confirmation and otherwise support the Prepackaged Plan and defend the adequacy of pre-petition disclosure and solicitation procedures in connection with the Prepackaged Plan and the Exchange Restructuring and, to the extent reasonably necessary, support the adequacy of any Plan Solicitation Materials that may be required by the bankruptcy court and circulated in connection therewith;

9.             not to vote for, consent to, support, encourage or participate, directly or indirectly, in the formulation of any action filed by any party in interest to appoint a trustee, conservator, receiver or examiner for the Company, or to dismiss any case commenced by the Company under Chapter 11 of the Bankruptcy Code, or to convert any such Chapter 11 case to a case under Chapter 7 of the Bankruptcy Code, or otherwise to commence or support an involuntary bankruptcy, liquidation, reorganization or similar case or proceeding against the Company, and to oppose the same through counsel with the resulting counsel fees and costs to be reimbursed by the Company;

10.           following any event of default under the Indenture, including under Section 6.01(ii) thereof, not to exercise such Consenting Holder’s rights and remedies arising therefrom, including rights under Section 6.02 to declare the principal of and interest on the Notes to be immediately due and payable, and immediately to instruct the Trustee to, and to take any commercially reasonable action necessary to immediately rescind and annul, any such declaration made by the Trustee under the Indenture; and

11.           promptly upon becoming aware of any breach of this Agreement by any Consenting Holder, to notify the Company, the Current Shareholder, R. Solomon and the Solomon Interests of such breach.

C.            So long as this Agreement is effective and has not been terminated in accordance with Section VI hereof, each Consenting Holder further agrees that any Notes acquired by such Consenting Holder whether prior to or following the date of this Agreement shall be subject to the terms and conditions of this Agreement and shall be subject to the same treatment in the Restructuring as the Notes held by such Consenting Holder as of the date hereof.

V.            M&A TRANSACTION

A.            Concurrently with and as part of the Restructuring, the Company may negotiate an acquisition of the stock of the Company or all or substantially all of the Company’s assets and liabilities, if such acquisition is mutually agreeable to the Current Shareholder and the Requisite Holders (the “M&A Transaction”).  If the Current Shareholder and the Requisite Holders agree to proceed with an M&A Transaction, the Parties will use their commercially reasonable efforts and will cooperate in good faith to consummate the M&A Transaction on terms mutually agreeable to the Current Shareholder and the Requisite Holders.

B.            The Parties agree (i) that the Restructuring must occur prior to or simultaneously with the closing of the M&A Transaction, and will not take any action that is inconsistent with this understanding, or (ii) if the M&A Transaction is closed before or simultaneously with the Restructuring, the division of net proceeds from the M&A Transaction shall be made economically consistent with the provisions of the “Restructuring” section of the MOU, and the Consenting Holders agree to tender and deliver their Notes in exchange therefore (in lieu of New Notes and Common Stock).

C.            The Board shall appoint a special committee (the “Special Committee”) to manage the M&A Transaction, which will consist of (i) the Company’s Chief Executive Officer, (ii) one or more designees of the Board, (iii) up to two business representatives of the Consenting Holders, and (iv) counsel to the Company and counsel to the Consenting Holders.

D.            The Consenting Holders’ Representative will be granted access to all information directly relating to the M&A Transaction that is provided to the Board, the Special Committee, or Company management, and may share such information with the Consenting Holders and their respective advisers, including Akin Gump Strauss Hauer & Feld LLP as counsel to the Consenting Holders, as permitted under certain confidentiality agreements between each Consenting Holder and the Company.

VI.           EFFECTIVENESS AND TERMINATION

A.            This Agreement shall not be effective until:

1.             consent to this Agreement has been obtained from requisite members of the Bank Groups in the amounts necessary as provided in their respective agreements, including an agreement not to declare the Company in default under the Bank Agreements for any actions contemplated or required hereunder and the actual or constructive agreement by the Bank Groups to maintain the financing in place (unless there is an M&A transaction, which M&A transaction shall provide for the satisfaction of such senior debt); provided that, pursuant to Section 2(e) of that certain Intercreditor Agreement dated as of October 9, 2002, by and between JPMorgan Chase Bank and the CIT Group/Business Credit, Inc. (the “Intercreditor Agreement”), such consent will be deemed to have been obtained from the Chase Lenders (as defined in the Intercreditor Agreement) to the extent that such consent has been obtained from the Agent or the Lenders (in each case as defined in the Intercreditor Agreement);

2.             the Employment Agreement and respective Non-Competition Agreement have been executed and delivered by each of the Company and R. Solomon; and

3.             the Separation Agreement and respective Non-Competition Agreement have been executed and delivered by each of the Company and M. Solomon.

B.            Unless the Restructuring has been consummated in accordance with this Agreement, this Agreement will terminate upon the earliest to occur of:

1.             written notice by (a) the Company to the Consenting Holders that the Company intends to terminate this Agreement upon the occurrence of a material breach of this Agreement by any of the Consenting Holders, or (b) a majority of the Consenting Holders to the Company that such Consenting Holders intend to terminate this Agreement upon the occurrence of a material breach of this Agreement by any of the Company, the Current Shareholder, the Solomon Interests or R. Solomon, in each case that is not cured within five (5) business days after notice of such breach.  For purposes of this Section VI.B.1, by way of example and not limitation, a “material breach” shall be deemed to have occurred if the Prepackaged Plan provides or is modified to provide for a treatment to the Consenting Holders or the Current Shareholder, as applicable, that materially differs from the treatment described in this Agreement without consent of the affected Party;

2.             the thirtieth day following the filing of an involuntary bankruptcy or insolvency case against the Company that is not filed by the Company or a Consenting Holder, if such case has not been dismissed by such day, unless the Company files the Prepackaged Plan in such involuntary bankruptcy case and no other termination event occurs;

3.             entry of a final and unstayed order (i) appointing a trustee, pursuant to Section 1104 of the Bankruptcy Code, (ii) dismissing the Prepackaged Proceeding, or (iii) converting the Prepackaged Proceeding into a case under Chapter 7 of the Bankruptcy Code, in each case by motion filed by a party other than a Consenting Holder and over the objection of the Consenting Holders through counsel with the resulting counsel fees and costs to be reimbursed by the Company;

4.             thirty days after the United States Bankruptcy Court in which the Company has filed the Prepackaged Proceeding, as applicable, rules that the Company’s disclosure statement does not comply with the requirements of Section 1126(b) of the Bankruptcy Code (the date of such ruling the “Initial Ruling Date”), provided, however, that the Agreement shall not terminate if (i) during said 30-day period the Company files an amended disclosure statement, (ii) the Company diligently seeks to obtain approval of the Court for the amended disclosure statement and (iii) such amended disclosure statement (as may be subsequently modified) is thereafter approved by the Bankruptcy Court within 90 days after the Initial Ruling Date;

5.             at any time after the confirmation order with respect to the Prepackaged Plan is reversed on appeal or vacated on grounds that would require a change in the treatment of the Consenting Holders, the Current Shareholder, the Solomon Interests or R. Solomon that materially differs from the treatment described in this Agreement;

6.             if after confirmation, the Prepackaged Plan does not become effective according to the terms of the order confirming it, which order shall be reasonably acceptable to the Company, the Current Shareholder and the Requisite Holders; or

7.             after the occurrence of a Termination Material Adverse Change upon written notice by the Holders with not less than thirty-four percent (34%) of the face amount of the Notes, provided that the right to declare a Termination Material Adverse Change shall terminate on the earlier of (i) ten (10) business days after notice from the Company to the Consenting Holders of the occurrence of such Termination Material Adverse Change and (ii) ten (10) business days after receipt by Original Holders of unaudited financial statements (i.e. a balance sheet, income statement and cash flow statement) of the Company for the period August 1, 2003 through December 31, 2003 (including monthly detail as typically provided in reports to the Company’s senior management) accompanied by a certification by the Company, signed by the Company’s Chief Executive Officer and Chief Financial Officer solely in their capacities as officers of the Company and not as individuals, that, to the best of their knowledge after reasonable inquiry, no Termination Material Adverse Change has occurred as of December 31, 2003.  The Company shall deliver such financial statements and certification no later than January 23, 2004.  A “Termination Material Adverse Change” shall be deemed to occur if the Company’s EBITDA (calculated in accordance with the Company’s past practices, consistently applied) for the five month period beginning August 1, 2003 and ending December 31, 2003 is lower than the Company’s projected EBITDA for such period as stated in the budget submitted to the Bank Groups for the fiscal year beginning August 1, 2003 by an amount greater than $5,000,000; provided, however, that the Company’s EBITDA for purposes of determining whether a Termination Material Adverse Change has taken place shall not include restructure costs or existing litigation (to the extent of litigation reserves).  Failure of the Company to deliver the aforestated financial statements and certification by January 23, 2004, shall be deemed a Termination Material Adverse Change.

VII.         REPRESENTATIONS AND WARRANTIES

A.            Each Party represents and warrants that:

1.     if it is not a natural person, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with all requisite power and authority to enter into this Agreement and to carry out its obligations hereunder;

2.     if it is a natural person, it has the legal capacity to enter into this Agreement;

3.     if it is not a natural person, the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary action on its part;

4.     the execution, delivery and performance by it of this Agreement do not and will not violate any provision of law, rule or regulation applicable to it or, if applicable, any of its subsidiaries or its certificate of incorporation or bylaws or other organizational documents or those of any of its subsidiaries, or except with respect to the Company, conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it or, if applicable, any of its subsidiaries is a party;

5.     no proceeding, litigation or adversary proceeding before any court, arbitrator or administrative or governmental body is pending against it which would adversely affect its ability to enter into this Agreement or perform its obligations hereunder;

6.     except as expressly set forth herein, the execution, delivery and performance by it of this Agreement do not and will not require any registration or filing with, consent or approval of, or notice to, or other action to, with or by, any federal, state or other governmental authority or regulatory body, other than in the case of the Company, the approval of the bankruptcy court and such other governmental consents as may be necessary with respect to the Prepackaged Plan;

7.     subject to the provisions of Sections 1125 and 1126 of the Bankruptcy Code, this Agreement is the legally valid and binding obligation of it, enforceable against it in accordance with its terms;

8.     it is not aware of any event that, due to any fiduciary or similar duty to any other Person, would prevent it from taking any action required of it under this Agreement;

9.     it has reviewed, or has had the opportunity to review, with the assistance of professional and legal advisors of its choosing, sufficient information necessary for it to decide (a) if it is a Noteholder, to tender its Notes pursuant to the Exchange Offer, and (b) to accept the proposed terms of the Prepackaged Plan, in each case as set forth in this Agreement; and

10.   it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement.

B.            Each Consenting Holder further represents and warrants that:

1.     (i) it is the beneficial owner of no less than aggregate principal amount of the Notes set forth on Schedule III to this Agreement (which may be in counterparts for each individual Consenting Holder and which will be maintained in confidence by the Company and not disclosed to any other person or used for any purpose other than the Restructuring), (ii) it is entitled to all of the rights and economic benefits of and attendant to ownership of such Notes, and (iii) such Notes constitute all of the Notes held or controlled by such Consenting Holder; and

2.     it is an institutional accredited investor, and will remain so during the term of this Agreement, as such term is used under the Securities Act.

C.            The Company, the Current Shareholder, R. Solomon and the Solomon Interests further represent and warrant that (i) the payments to the Current Shareholder, R. Solomon or the Solomon Interests by TRKK in or about October 2002 were not more than $15,500,000 in the aggregate (the “TRKK Proceeds”), and (ii) ownership of material assets used in the Company’s operations as currently conducted are as previously disclosed to the Noteholders and/or in public disclosures of the Company.  Without limiting the foregoing, if and to the extent that the Solomon Interests, R. Solomon or the Current Shareholder currently own any material assets

(including without limitation real or intellectual property rights or assets) used in the Company’s operations as currently conducted (or as conducted within the past 24 months) or have received directly or indirectly any the proceeds from the sale of such assets (excluding the TRKK Proceeds, expense reimbursement in the ordinary course of business, and compensation from the Company received in the ordinary course of business as previously disclosed in the public filings of the Company), they hereby agree to promptly convey to the Company such rights, assets or amount of such proceeds upon the Closing (or immediately upon discovery thereof) without further consideration.  For the avoidance of doubt, the foregoing obligation shall not include the TRKK Proceeds or artwork (x) purchased by and currently owned by R. Solomon, M. Solomon or the Current Shareholder and (y) listed on Schedule A or Schedule B to the Art Certificate (as defined below) except for artwork also listed on Schedule C to the Art Certificate (artwork described in clauses (x) and (y), the “Artwork”), but shall include all domestic or foreign trademarks and tradenames used in the Company’s operations.  Reference is made to that particular certificate (the “Art Certificate”) dated as of September 30, 2003 by R. Solomon, M. Solomon and the Current Shareholder regarding certain artwork that may be located on Company premises.  R. Solomon, the Solomon Interests and the Current Shareholder acknowledge and agree that Company and Consenting Holders are relying upon the representations, warranties and covenants contained in the Art Certificate in entering into this Agreement.  R. Solomon, the Solomon Interests and the Current Shareholder each hereby agree that the Company shall have no responsibility or liability whatsoever for any of the Artwork and each hereby agree to indemnify and hold the Company harmless from any and all claims, damages, expenses (including fees and expenses of counsel) or other losses related to the Artwork.  The Current Shareholder shall change its name to not include or reference “Tower” -within thirty (30) days after the Closing.

D.            The Company further represents and warrants that the MTS Inc. Severance Pay Plan effective November 7, 2002 and the written retention, employment and severance agreements with the Scheduled Employees listed on Schedule 2 constitute the only retention, employment, severance or similar agreements with any current or former employees or directors.  The Company further represents and warrants that, except for amounts due under the Company’s Severance Pay Plan, the aggregate amount of retention, employment, severance or similar obligations owed by the Company under written agreements with the Scheduled Employees does not exceed $7,138,547.03.

VIII.        ADDITIONAL PARTIES

Additional holders of the Notes may elect to become Parties to this Agreement by executing and delivering to the Company a signature page to this Agreement in which the new Party shall enter into the covenants and make the representations set forth in this Agreement, including without limitation the representations concerning the principal amounts of Notes it holds as of the date it executes the signature page.  Upon delivery of such signature page, such additional lender or additional holder of Notes shall become a Party to this Agreement.

IX.           MISCELLANEOUS

A.            Nothing in this Agreement will be deemed to prevent any Party from taking any action that it is obligated to take in the performance of any fiduciary or similar duty which it owes to any other third person.  Notwithstanding anything in this Agreement to the contrary, if any Noteholder is appointed to and serves on a committee of creditors appointed pursuant to Section 1102 of the Bankruptcy Code in the Reorganization Case, the terms of this Agreement shall not be construed so as to limit such Noteholder’s exercise (in its sole discretion) of its fiduciary duties to any person arising from its service on any such committee, and any such exercise (in the sole discretion of such Noteholder) of such fiduciary duties shall not be deemed to constitute a breach of the terms of this Agreement.

B.            Notwithstanding anything to the contrary contained in this Agreement, the obligations of the Parties shall be subject to the performance of all material obligations under the Employment Agreement, the Separation Agreement and each of the Non-Compete Agreements.  The Current Shareholder, R. Solomon and the Solomon Interests will each use its best efforts to cause the Company to perform all material obligations under the Employment Agreement, the Separation Agreement and each of the Non-Compete Agreements.

C.            Each of the signatories to this Agreement agrees to cooperate in good faith with each other to facilitate the performance by the parties of their respective obligations hereunder and the purposes of this Agreement, including the preparation, execution and delivery of definitive documents (in form and substance reasonably satisfactory to the Company and the Requisite Holders).  Such cooperation shall not require the out-of-pocket expenditure of funds except as reasonably contemplated by the Parties.  Each of the signatories to this Agreement further agrees to review and comment upon the definitive documents, and to make other decisions set forth herein, in good faith and, in any event, in all respects consistent with this Agreement.

D.            Except as otherwise expressly provided in this Agreement, the terms of this Agreement  (and the related Offering Memorandum, the form of proxy statement or proxy used in conjunction with the Exchange Offer and the Prepackaged Plan) shall not be amended, modified or supplemented, except in writing signed by the Company, the Current Shareholder and either (i) a Supermajority of Holders (in the case of amendments to material economic terms, the Minimum Condition, Section II.D, timing as described in Section II.B. or as specified in Section III.C.) or (ii) the Requisite Holders (in all other cases); provided, however, that without the prior written consent of each Consenting Holder, there shall be no alteration that adversely affects such Noteholder in a manner inconsistent with the effect upon the other Consenting Holders.

E.             Each of the signatories to this Agreement hereby further covenants and agrees to execute and deliver all further documents and agreements and take all further action that may be commercially reasonably necessary or desirable in order to enforce and effectively implement the terms and conditions of this Agreement.

F.             This Agreement constitutes the complete agreement between the signatories to this Agreement with respect to the subject matter hereof and supersedes all prior and contemporaneous negotiations, agreements and understandings with respect to the subject matter hereof (including without limitation, the MOU dated as of August 28, 2003).  The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intent of the Parties.

G.            It is understood and agreed by each of the signatories to this Agreement that money damages would not be a sufficient remedy for any breach of this Agreement by any party and each non-breaching party shall be entitled to specific performance, injunctive, rescissionary or other equitable relief as remedy for any such breach.

H.            All notices, requests, demands, claims and other communications hereunder shall be in writing, effective upon receipt and shall be (a) transmitted by hand delivery, or (b) mailed by first class, registered or certified mail, postage prepaid, or (c) transmitted by overnight courier, or (d) transmitted by telecopy, and in each case, at the addresses set forth below:

•                  if to any of the Current Shareholder (if after the Closing), R. Solomon or the Solomon Interests, to:

[Party Name]
2500 Del Monte Street
West Sacramento, California 95691
Facsimile:  (916) 373-3012
Attention:  [Party Name]

with a copy to (which will not constitute notice):

Sheppard, Mullin, Richter & Hampton LLP

Four Embarcadero Center, 17th Floor

San Francisco, CA  94111

Facsimile:  (415) 434-3947

Attention:  William T. Manierre, Esq.

•                  if to the Consenting Holders:

Akin Gump Strauss Hauer & Feld LLP

2029 Century Park East, Suite 2400

Los Angeles, CA  90067

Facsimile:  (310) 229-1001

Attention:  Peter J. Gurfein, Esq.

•                  if to the Current Shareholder (if before the Closing) or the Company, to:

Tower Records, Incorporated

MTS, Incorporated
2500 Del Monte Street
West Sacramento, California 95691
Facsimile:  (916) 373-3012
Attention:  Allen Rodriguez

with a copy to (which will not constitute notice):

O’Melveny & Myers LLP

400 South Hope

Los Angeles, California 90071

Facsimile:  (213) 430-6407

Attention:  David Johnson, Esq. and Stephen H. Warren, Esq.

I.              This Agreement shall be governed in all respects by the laws of the State of California, without regard to choice of law principles, except to the extent such law is preempted by the Bankruptcy Code.

J.             If any involuntary bankruptcy or insolvency case or proceeding is filed against the Company (or if the Company at any time files a voluntary bankruptcy or insolvency case or proceeding), the Company shall use its best efforts, and the other Parties agree to cooperate in good faith with the Company and use their commercially reasonable efforts to effectuate the Prepackaged Plan and otherwise carry out the intent of this Agreement.

K.            Each of the Parties irrevocably and unconditionally agrees that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall and may solely be brought (a) if the Company has commenced a case under Chapter 11 of the Bankruptcy Code, in either (i) the United States Bankruptcy Court in which the Company has commenced such Chapter 11 case, or (ii) a federal or state court of competent jurisdiction in the State of California located in the County of Los Angeles, or (b) if the Company has not commenced a case under Chapter 11 of the Bankruptcy Code, in a federal or state court of competent jurisdiction in the State of California located in the County of Los Angeles.  Each Party irrevocably accepts and submits itself to the jurisdiction of the United States Bankruptcy Court or the court of competent jurisdiction in the State of California, as applicable under the preceding sentence, with respect to any such action, suit or proceeding.  Each Party hereby waives all rights to a trial by jury with respect to any such action, suit or proceeding.

L.             This Agreement is intended to bind and inure to the benefit of the Parties and their respective successors, assigns, heirs, executors, administrators and representatives, and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that the rights and obligations of the Company may not be assigned without the written consent of all other Parties.

M.           This Agreement and the other documents annexed hereto or contemplated hereby, are parts of a proposed settlement of disputes among the parties hereto.  Except as expressly provided in this Agreement, nothing herein is intended to, or does, in any manner waive, limit, impair or restrict the ability of each of the Parties to protect and preserve its rights, remedies and interests, including, without limitation, its claims against the Company or its full participation in the Prepackaged Proceeding.  If the transactions contemplated herein, in the Offering Memorandum or the Prepackaged Plan are not consummated, or if this Agreement is terminated for any reason, the Parties fully reserve any and all of their rights.  Pursuant to Federal Rule of Evidence 408 and any other applicable rules of evidence, this Agreement shall not be admitted into evidence in any proceeding other than in a proceeding to enforce its terms, including the Prepackaged Proceeding.

[Signature pages follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed and delivered by its duly authorized officers as of the date first written above.

MTS, Incorporated

By:	/s/ E. Allen Rodriguez
Name:	E. Allen Rodriguez
Title:	Chief Executive Officer

Tower Records, Incorporated

By:	/s/ Russell Solomon
Name:	Russel Solomon
Title:	President

Russell M. Solomon

/s/ Russell Solomon

Michael T. Solomon

/s/ Michael Solomon

David Solomon

/s/ David Solomon

The Russell Solomon Trust

By:	/s/ Russell Solomon
Name:	Russel Solomon
Title:	Trustee

The Michael T. Solomon 1994 Trust

By:	/s/ Michael T. Solomon
Name:	Michael T. Solomon
Title:	Trustee

The David Solomon 1994 Trust

By:	/s/ Michael T. Solomon
Name:	Michael T. Solomon
Title:	Trustee

The Andrew Solomon Trust

By:	/s/ Michael T. Solomon
Name:	Michael T. Solomon
Title:	Trustee

The Aaron O. Solomon Trust

By:	/s/ Michael T. Solomon
Name:	Michael T. Solomon
Title:	Trustee

AIG ANNUITY INSURANCE COMPANY (formerly American General Annuity Insurance Company)
AMERICAN GENERAL LIFE INSURANCE COMPANY
MERIT LIFE INSURANCE CO.
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
YOSEMITE INSURANCE COMPANY

By:	AIG Global Investment Corp.,
Investment Adviser

	By:	/s/ Thomas Musante
	Name:	Thomas Musante
	Title:	Vice President

VALIC COMPANY II STRATEGIC BOND FUND
VALIC COMPANY II HIGH YIELD BOND FUND

By:	AIG Global Investment Corp.,
Investment Adviser

	By:	/s/ Thomas Musante
	Name:	Thomas Musante
	Title:	Vice President

AMERICAN GENERAL CBO 1998-1 LTD.

By:	AIG Global Investment Corp.,
Investment Adviser

	By:	/s/ Thomas Musante
	Name:	Thomas Musante
	Title:	Vice President

BARCLAYS BANK, PLC

By:	/s/ Steven Landzberg
Name:	Steven Landzberg
Title:	Director

DLJ CBO, LTD.

By:	Credit Suisse Asset Management
Investment Adviser

	By:	/s/ David H. Lerner
	Name:	David H. Lerner
	Title:	Authorized Signatory

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By:	Highland Capital Management, L.P.
As General Partner

	By:	/s/ Mark Okada
	Name:	Mark Okada
	Title:	Chief Investment Officer
Highland Capital Management, L.P.

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

By:	Highland Capital Management, L.P.
As Authorized Representatives of the Board

	By:	/s/ Mark Okada
	Name:	Mark Okada
	Title:	Chief Investment Officer
Highland Capital Management, L.P.

PAMCO CAYMAN, LTD.

By:	Highland Capital Management, L.P.
As Collateral Manager

	By:	/s/ Mark Okada
	Name:	Mark Okada
	Title:	Chief Investment Officer
Highland Capital Management, L.P.

ML CBO IV (CAYMAN), LTD.

By:	Highland Capital Management, L.P.
As Collateral Manager

	By:	/s/ Mark Okada
	Name:	Mark Okada
	Title:	Chief Investment Officer
Highland Capital Management, L.P.

PAM CAPITAL FUNDING, LTD.

By:	Highland Capital Management, L.P.
As Collateral Manager

	By:	/s/ Mark Okada
	Name:	Mark Okada
	Title:	Chief Investment Officer
Highland Capital Management, L.P.

BEAR, STEARNS & CO., INC.

By:	Lonestar Partners LP

	By:	/s/ Jerome L. Simon
	Name:	Jerome L. Simon
	Title:	Manager – Lonestar Capital
Management LLC, General Partner

TRIUMPH CAPITAL

By:	Muzunich & Co., Inc.

	By:	/s/ Brian J. Clapp
	Name:	Brian J. Clapp
	Title:	Portfolio Manager

POST OPPORTUNITY FUND, LP
THE OPPORTUNITY FUND, LLC
MW POST OFFSHORE OPPORTUNITIES FUND, LTD.
STATE OF SOUTH DAKOTA RETIREMENT SYSTEM
DB DISTRESSED OPPORTUNITIES FUND, LTD.
SPRUGOS INVESTMENTS IV, LLC
SPHINX DISTRESSED FUND, SPC
MW POST PORTFOLIO FUND, LP
POST TOTAL RETURN FUND, LP
LEVINE INVESTMENTS, LP

By:	MW Post Advisory Group, LLC
As Investment Manager

	By:	/s/ Lawrence Post
	Name:	Lawrence Post
	Title:	Chief Executive Officer

ACKNOWLEDGED AND AGREED:

U.S. Bank National Association,
not in its individual capacity but solely as Trustee

By:	/s/ Laura L. Moran
Name:	Laura L. Moran
Title:	Vice President

[Additional Holders]

By:
Name:
Title:

Annex A

MTS, Incorporated

MOU for Proposed Exchange of
9 3/8% Senior Subordinated Notes due 2005

This memorandum of understanding (this “MOU”) is a general summary of the proposed terms to be entered into by and between MTS, Incorporated, a California corporation (the “Company”), and certain holders (the “Consenting Holders”) of the Company’s 9 3/8% Senior Subordinated Notes due 2005 (the “Notes”), concerning a restructuring of the Company (the “Restructuring”) which shall be implemented by (i) a proposed exchange offer by the Company for all of the outstanding Notes (the “Exchange Offer”) and a related consent solicitation (the “Consent Solicitation,” and together with the Exchange Offer and such other steps necessary to restructure the balance sheet of the Company not involving a filing under the Bankruptcy Code, the “Exchange Restructuring”), and/or (ii) a pre-packaged plan of reorganization under the Bankruptcy Code (the “Prepackaged Plan”).  Terms not otherwise defined herein shall have the meanings ascribed thereto in the Lock-Up Agreement (the “Lock-Up Agreement”) of even date herewith, by and among (i) the Company, (ii) the Consenting Holders, (iii) Tower Records, Incorporated, the sole shareholder of the Company (the “Current Shareholder”), (iv) the Russell Solomon Trust, the Michael T. Solomon 1994 Trust, the David Solomon 1994 Trust, the Andrew Solomon Trust and the Aaron O. Solomon Trust, Michael Solomon (“M. Solomon”) and David Solomon (collectively, the “Solomon Interests”), and (v) Mr. Russell Solomon (“R. Solomon”), to which Lock-Up Agreement this MOU is attached as Annex A, and acknowledged and agreed to by U.S. Bank National Association, as the indenture trustee under that certain Indenture dated as of April 23, 1998 relating to the Notes.

Restructuring

Charter Amendments	Prior to the Closing, the Company will amend its charter to consolidate its two classes of authorized Common Stock into a single class, and to effect a 1,500 to 1 stock split.

Consideration to be Offered	The Company will exchange all Notes tendered for exchange under the Exchange Offer or cancelled pursuant to the Prepackaged Plan for a pro-rata share of:

• $30 million principal amount of new senior unsecured notes (the “New Notes”); and

• 8,500,000 shares of its post-split voting common stock (the “Common Stock”). Fractional shares will not be permitted, but will be allocated among Notes tendered or exchanged.

After the Restructuring, the Company will have 100,000,000 shares authorized and 10,000,000 shares outstanding.

Terms of New Notes	The New Notes will be issued by the Company and have the following terms:

• Aggregate Principal Amount: $30 million.

• Ranking: Senior unsecured indebtedness of the Company, but subject to subordination in favor of Senior Indebtedness (as defined in the Indenture).

• Interest: (i) 2.0% per annum payable in cash, plus (ii) at the option of the Company, either (a) 8.0% per annum payable in cash, or (b) 10.0% per annum to be capitalized as principal.

• Payment Dates: semi-annual.

• Maturity Date: Five years after the Closing.

• Mandatory Redemption: Upon consummation of a merger or acquisition transaction or upon a change of control (“Change of Control”).

• Covenants: All material covenants for the New Notes shall be customary and reasonably acceptable to the Company and the Requisite Holders.

• Events of default will include customary provisions reasonably acceptable to the Company and the Requisite Holders.

•      Registration Rights:  The Company will register the New Notes within thirty (30) days after the Closing, unless directed otherwise by holders holding in the aggregate at least 85% of the face amount of the New Notes.

• 144A legends and transfer restrictions.

Treatment of the Current Shareholder

Immediately after consummation of the Exchange Offer or the effectiveness of the Prepackaged Plan, the Current Shareholder will hold 1,500,000 shares of the post-split Common Stock, subject to forfeiture of up to 1,000,000 unvested shares as described in the next sentence.  Twenty-five percent of the 1,000,000 unvested shares held by the Current Shareholder (the “Restricted Shares”) will vest on each of the next four anniversaries after such consummation, subject to forfeiture of unvested shares in accordance with the provisions of the Employment Agreement.  The Restricted Shares will be placed in escrow with the

Company or a Company representative and released per the vesting schedule described in the previous sentence subject to immediate vesting of unvested shares in accordance with the provisions of the Employment Agreement.

Capitalization	Immediately after a Restructuring, the capitalization of the Company will include, without limitation:

• Secured debt (unimpaired) (1)

• Bank debt:

• Approximately, $58.0 million credit facility(2)

• Approximately, $7.5 million real estate portion of credit facility

• Approximately, $25.0 million term loan

• Miscellaneous debt (unimpaired)

• Estimated to be approximately $4.5 million

• Trade creditors (unimpaired)

• Debt:estimated to be approximately $150.0 million, but exact amount will vary depending on trade terms and timing of closing.

• Trade debt to be unimpaired, not accelerated (except as the Parties might otherwise agree to accelerate) and paid in full in the ordinary course of business.

• Holders of Notes (impaired). $110 million in Notes exchanged pro rata for:

• Debt:$30.0 million senior unsecured notes

• Equity:8,500,000 shares of Common Stock

• Current Shareholder (impaired). Current shares retained and subjected to restrictions as follows:

(1)   The parties will review and mutually agree whether to assume, restructure or refinance the existing Senior Indebtedness.

(2)   The amount outstanding under the revolving credit facility will vary over time.

• Equity:

•      1,500,000 post-split shares of Common Stock, 1,000,000 of which are Restricted Shares subject to forfeiture to be held in escrow and vest over time subject to the terms set forth in the Lock-Up Agreement, the Employment Agreement, the Non-Compete Agreement and this MOU

Employment Agreements

The Company is entering into the Employment Agreement with R. Solomon concurrently herewith.  All payments to be made by the Company pursuant to the Employment Agreement shall be paid in full without offset, reimbursement or reduction.

The Company is entering into a Non-Compete Agreement with R. Solomon concurrently herewith.

The Company is entering into the Separation Agreement and a Non-Compete with M. Solomon concurrently herewith.

Releases

The Parties (including the Company’s parent and subsidiary companies) will enter into full, mutual general releases of all known and unknown claims related to the Company (subject to reasonable and customary limitations) with each other effective upon the Closing; provided, however, that R. Solomon and M. Solomon shall not release the Company from any director and officer indemnification obligations (which obligations will survive subject to existing limitations thereon, if any); provided, further, that each Party will agree that it will not encourage or assist in any bankruptcy claim related to any released claim.

Governance Agreement

The Current Shareholder and the Consenting Holders will enter into a governance agreement (the “Governance Agreement”) in form and substance satisfactory to the Requisite Holders and the Current Shareholder at the Closing.  The Governance Agreement will provide, among other things, that prior to a Change of Control, (i) the Current Shareholder will be entitled to designate one director so long as the Current Shareholder holds no less than 7.5% of the fully diluted shares of Common Stock (for this purpose, treating unvested shares or shares held in escrow as being held by the Current Shareholder) and R. Solomon and the Solomon Interests hold all of the shares of the Current Shareholder and (ii) the other stockholders will be entitled to designate the remaining directors.  The parties entitled to designate any director would also have the right to remove such director and designate his or her replacement.  The Governance Agreement will be binding on all transferees.

Legal Fees

Reasonable fees of attorneys and advisors to Company and attorneys for the informal committee of Noteholders, the Current Shareholder, the Solomon Interests, R. Solomon and M. Solomon to be paid by Company; provided that with respect to the legal fees of the Current Shareholder, the Solomon Interests, R. Solomon and M. Solomon the Company shall pay only (a) an amount not to exceed $150,000 collectively for any and all services rendered prior to October 1, 2003 and (b) an amount not to exceed $20,000 collectively for any and all services rendered on or after October 1, 2003.

Exchange Restructuring (if Applicable)

Consent Solicitation	In connection with the Exchange Offer, the Company will solicit the consents of all holders of the Notes to implement the Restructuring.

Holders of the Notes who wish to accept the Exchange Offer must approve the Consent Solicitation and the Prepackaged Plan, and will not have the option of approving the Consent Solicitation without entering the Exchange Offer.  Notes tendered and not validly withdrawn prior to the Expiration Date or termination of the Lock-Up Agreement will constitute the delivery of a consent to the Indenture Amendments.

Timing

The Company will commence the Exchange Offer and Consent Solicitation in accordance with the time guidelines in the Lock-Up Agreement.  The Exchange Offer and Consent Solicitation will be conducted pursuant to the timeline described in Section II of the Lock-Up Agreement.

Conditions	The Closing of the Exchange Restructuring will be conditioned on 100% of the outstanding principal amount of the Notes being tendered and not withdrawn prior to the Expiration Date or termination of the Lock-Up Agreement (the “Minimum Condition”).  The Closing will also be conditioned on (i) the execution of an indenture related to the New Notes and other necessary documents in connection with the Exchange Offer in form and substance reasonably satisfactory to the Requisite Holders and consistent with the terms hereof, (ii) receipt of any other necessary consents, and (iii) such other conditions as are customary in exchange offers of this type.

Waiver

The Consent Solicitation will include solicitation of consent for a waiver, in accordance with Section 10.02 of the Indenture, of any event of default under the Indenture, including under Section 6.01(ii) of the Indenture, including rights and remedies arising therefrom, including rights under Section 6.02 of the Indenture to declare the principal of and interest on the Notes to be immediately due and payable.  The waiver will be effective upon closing of the Restructure either by Exchange Offer or through the Prepackaged Proceeding.  The waivers will be enforceable to the fullest extent permitted under the Indenture.

Securities Act Treatment

The Common Stock will be issued to holders of the Notes without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon an exemption from the registration requirements of the Securities Act for an offer and sale of securities not involving a public offering.  Shares of the Common Stock issued to holders of the Notes will be subject to restrictions on transfer.

Prepackaged Plan (if applicable)

General

Contemporaneously with the Exchange Offer, the Company will solicit from Noteholders acceptances of a Prepackaged Plan that will be consistent in all respects with this MOU and implement the Restructuring in a Prepackaged Proceeding.

Terms	The Prepackaged Plan will contain the terms set forth above for the Restructuring, with the following additions:

1. Priority Tax Claims. Treatment as per Bankruptcy Code section 1129(a)(9)(C), or such other treatment as agreed to between the Company and the taxing authority.

2.  Executory Contracts.  The Company will move to reject any remaining leases for former UK stores and any other executory contracts or leases that the Company determines to reject in its business judgment; provided that, notwithstanding anything herein to the contrary, the Company will promptly assume (subject (x) with respect to the Employment Agreement, the Separation Agreement and severance agreements with former employees listed on Schedule 2, to the condition that if an M&A Transaction has been consummated prior to the effectiveness of the Prepackaged Plan, such M&A Transaction shall have generated sufficient proceeds to retire the New Notes in full upon effectiveness thereof or otherwise provide the holders of the Notes with an equivalent cash recovery, (y) to the condition that the respective current or former employee thereto not have breached (and failed to cure such breach as may be permitted thereunder) the respective agreement or any related agreement, and (z) to the condition that the Lockup Agreement not have terminated) the Employment Agreement, the Separation Agreement and the employment, retention and severance agreements with the current employees listed on Schedule 2 -Scheduled Employees.  The Company will assume all other employment, retention and severance agreements upon the effectiveness of the Prepackaged Plan.

3.  No Impairment Other than Notes.  No class of creditors (including, without limitation, trade creditors and the current and former employees of the Company) will be impaired other than the Noteholders and the current equity holders.

4. Exculpatory Provisions. Standard exculpatory provisions for participants in the plan process.

5. Fees. Fees as set forth above in the section entitled “Legal Fees” may be paid in the ordinary course without fee applications.

Interim Procedures Pending Confirmation of Plan

1.  Parties to support (i) first day motion to pay all prepetition claims in the ordinary course of business as they come due or, if the bankruptcy court in which the Company has commenced the Prepackaged Plan declines to approve payment of all such prepetition claims, payment of critical vendors and prepetition wages, (ii) ability to make 546(g)* returns for credit against prepetition claims, and (iii) retention of counsel and the existing pre-petition agreements with Jefferies & Co., Greif & Co. and the chief restructuring manager agreement with FTI.  The Company agrees to seek consent of the Consenting Holders to any other first day orders in advance of filing motions in support of such orders.

2. DIP Credit Agreement. Prepetition credit agreement to be rolled on a creeping basis into postpetition DIP credit agreement on terms substantially similar to prepetition credit agreement.

Schedule 1 –Original Holders

AIG Annuity Insurance Company (formerly American General Annuity Insurance Company)
American General Life Insurance Company
Merit Life Insurance Co.
The United States Life Insurance Company in the City of New York
The Variable Annuity Life Insurance Company
Yosemite Insurance Company
VALIC Company II Strategic Bond Fund
VALIC Company II High Yield Bond Fund
American General CBO 1998-1 Ltd.
DLJ CBO, Ltd.
Barclays Bank, PLC
Triumph Capital
Highland Crusader Offshore Partners, L.P.
California Public Employees Retirement System
PAMCO Cayman, Ltd.
ML CBO IV (Cayman), Ltd.
PAM Capital Funding, Ltd.
Post Opportunity Fund, LP
The Opportunity Fund, LLC
MW Post Offshore Opportunity Fund, Ltd.
State of South Dakota Retirement System
DB Distressed Opportunities Fund, Ltd.
Sprugos Investments IV, LLC
Sphinx Distressed Fund, SPC
MW Post Portfolio Fund, Ltd.
Post Total Return Fund, LP
Levine Investments, LP
Bear, Stearns & Co., Inc.

Schedule 2 – Scheduled Employees and/or Directors

CURRENT EMPLOYEES/DIRECTORS	FORMER EMPLOYEES
RODRIGUEZ, E. ALLEN	ALLENDER, COURTNEY
SEARSON, DEE	BERGEN, GRACE J
BAUMANN, WILLIAM	BOARDINGHAM, MIKE
CASSIDY, KEVIN	BOSWELL, GAYLE
DUFFY, WILLIAM	BRESSLER, MARK
EISENMAN, RUSS	COLLINS, PHYLLIS
ERTELL, KEVIN	EDWARDS, RAY
GROTTE, ERIK	ENNES, WAYNE
KAUFMAN, ROBERT	ESENSTEN, REBECCA
LORBER, ROBERT	FARRACE, MICHAEL
MAHAN-POMPEI, SHAUNA	GILLIES, MARIE K
ROEDELL, REBECCA	GOMAN, STANLEY L
SCARLETT, GEORGE	HAASE, BERNADETTE
WEBB, CARLA	HAM, JEFFREY
WIGGINS, MORTY	HEGJI, JENNIFER B
WILHELMI, KAREN	KLEVE, JANE
LATRAILLE, GREGORY
MCCABE, SUE E
MOTT-WALL, CAROL
NIKKEL, STEVE
NUGENT, RON
OTTOSON, LAYNE
PEREZ, JORGE
POLSTER, MICHAEL A
SALDANA, ELIZABETH
SMITH, JAY
SOCKOLOV, KEN
SOLOMON, DAVID
SOLOMON, LOUISE
STAPLETON, ROBERT
STOBIECKI, BRIAN
THOMAS, III, CHARLES
THRASHER, JOHN
TURNER, AMBER
UNMACK, STEVEN
VARTERESIAN, TAMARA
VIDUCICH, MARK
WAKENSHAW, LORI
WILLIAMS, TERRI

Exhibit D – Indenture Amendment

The Indenture (the “Indenture”) dated April 23, 1998, by and between MTS, Incorporated, as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee, is hereby amended as follows:

1.             The text of Section 4.10 of the Indenture is hereby renumbered as Section 4.10(b).

2.             A new Section 4.10(a) is added as follows:

(a)           The provisions of Section 4.10(b) shall not be applicable, and the Company shall not be subject to any of the requirements thereof, unless and until that certain Lock-Up Agreement (the “Lock-Up Agreement”) dated September 30, 2003, by and among the Company, the Consenting Holders (as defined therein), Tower Records, Incorporated, the Russell Solomon Trust, the Michael T. Solomon 1994 Trust, the David Solomon 1994 Trust, the Andrew Solomon Trust and the Aaron O. Solomon Trust, Michael Solomon, David Solomon and Russell Solomon, shall have been terminated pursuant to its terms, whereupon the provisions of Section 4.10(b) shall immediately be applicable and the Company shall immediately become subject to the requirements thereof.  As promptly as possible following any such termination of the Lock-Up Agreement (but in any event not later than 30 days following such termination), the Company shall re-register the Securities under the Exchange Act.

EXHIBIT B

FORM OF ESCROW AGREEMENT

ESCROW AGREEMENT (this “Agreement”) dated as of                                          , 2003, among MTS, INCORPORATED, a California corporation (the “Company”), TOWER RECORDS, INCORPORATED, a Delaware corporation (“Tower”), and              , a                             (the “Escrow Agent”).

WHEREAS, Tower and the Company are parties to that certain Lock-Up Agreement (the “Lock-Up Agreement”) dated September 30, 2003, among Tower, the Company and the other parties named therein, which contemplates a restructuring of the debt and equity of the Company (the “Restructuring”);

WHEREAS, upon the closing of the Restructuring, Tower will own 1,500,000 shares of the Company’s common stock, no par value (the “Common Stock”);

WHEREAS, the Lock-Up Agreement requires that, upon the closing of the Restructuring, 1,000,000 of the shares of Common Stock owned by Tower be held in escrow in accordance with the terms of this Agreement (any such shares remaining in escrow at a particular time, the “Escrowed Shares”); and

WHEREAS, the Escrow Agent is willing to administer the escrow and to hold and distribute the Escrowed Shares in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto (individually a “Party” and together, the “Parties”) agree as follows:

Section 1.              Appointment of Escrow Agent.  The Company and Tower hereby designate and appoint the Escrow Agent to serve as escrow agent hereunder, and the Escrow Agent hereby confirms its agreement to act as escrow agent in accordance with this Agreement.

Section 2.              Creation of Escrow.

(a)          Concurrently with the execution and delivery of this Agreement, Tower promptly will deposit with the Escrow Agent certificates representing the Escrowed Shares (the “Certificates”).  From and after the date hereof, the Company will deliver any certificates evidencing any new, substituted or additional securities distributed (in each case, whether as a result of a recapitalization, reclassification, conversion, merger, consolidation, liquidation, stock split or combination or spinoff) with respect to the Escrowed Shares to the Escrow Agent to be held in escrow hereunder.  The Escrow Agent is hereby instructed by Tower and the Company to hold such Certificates in escrow in accordance with this Agreement.

(b)          The Escrow Agent hereby acknowledges receipt of the Certificates and agrees to hold, administer and distribute the same in accordance with this Agreement.

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(c)          Any dividend, interest, distribution or other income paid or distributed with respect to the Escrowed Shares shall be paid directly to Tower, and shall not become part of the escrowed property hereunder.

Section 3.              Escrow Agent’s Duties.  The Escrow Agent shall be obligated to perform only such duties as are expressly set forth in this Agreement, and shall not be required in carrying out its duties under this Agreement to refer to or take any notice of any other agreement among the Parties, including but not limited to the Lock-Up Agreement.

Section 4.              Release and Repurchase of Escrowed Shares.  The Escrow Agent will release the Escrowed Shares as follows:

(a)          Scheduled Release to Tower.  Unless the Escrowed Shares have been released to Tower in accordance with Section 4(b) or repurchased by the Company in accordance with Section 4(c), the Escrow Agent will release and deliver Certificate(s) evidencing 250,000 of the Escrowed Shares to Tower on each of the first four anniversaries of the date hereof.

(b)          Accelerated Release to Tower.  If (x) a Change of Control of the Company occurs before the fourth anniversary of the date hereof or (y) Russell Solomon’s (“Solomon”) employment with the Company is terminated pursuant to either Section 5.5 or Section 5.6 of that certain Employment Agreement (the “Employment Agreement”) dated October 24, 2003, between the Company and Solomon, the Escrow Agent shall release and deliver all of the Escrowed Shares to Tower.  For purposes of this Section 4(b), “Change of Control” means any transaction or series of transactions as a result of which any person or group of persons (within the meaning of Section 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended) acquires beneficial ownership, directly or indirectly, of at least 50% of the outstanding shares of common stock of the Company, and any merger, consolidation or business combination to which the Company is a party as a result of which the shareholders of the Company immediately prior to such transaction cease to hold at least 50% of the outstanding voting stock of the surviving entity.

(c)          Repurchase by the Company.  If Solomon’s employment with the Company is terminated pursuant to either Section 5.1 or Section 5.4 of the Employment Agreement, the Company shall have the option, exercisable at any time thereafter, to repurchase all (but not less than all) remaining Escrowed Shares for a purchase price of [$0.001] per Escrowed Share, which option may be exercised by delivery of a written notice (the “Repurchase Notice”) to the Escrow Agent (with a copy to Tower).  On the 10th business day following the Escrow Agent’s receipt of a Repurchase Notice, and concurrently with the payment by the Company to Tower of the full purchase price for the Escrowed Shares, the Escrow Agent shall release and deliver all of the Escrowed Shares (other than any Escrowed Shares which, as of such date, should have been released and delivered to Tower in accordance with this Agreement) to the Company.

Section 5.              Remedies of Escrow Agent.  If any disagreement or controversy occurs hereunder, or if conflicting demands or notices are made upon the Escrow Agent, or if the Escrow Agent in good faith is in doubt as to what action it should take hereunder, the Escrow Agent will have the right: (i) to refrain from taking any action with respect to that portion of the Escrowed Shares which are the subject of the dispute or controversy; (ii) to file a suit in

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interpleader and obtain an order from a court of competent jurisdiction requiring all persons involved to interplead their several claims and rights among themselves and with the Escrow Agent; and (iii) to deposit that portion of the Escrowed Shares which are the subject of the dispute or controversy into the registry of a court of competent jurisdiction and thereupon be discharged of all further duties hereunder.

Section 6.              Escrow Agent’s Fees and Expenses.  The reasonable compensation of the Escrow Agent and all reasonable expenses, disbursements and advances (including reasonable attorneys’ fees) incurred by the Escrow Agent directly in connection with carrying out the Escrow Agent’s duties hereunder shall be paid by the Company.

Section 7.              Indemnification.  The Company and Tower, jointly and severally, agree to indemnify, protect and save and hold the Escrow Agent and its successors and assigns, and each of its directors, officers, agents and employees (each of the foregoing, including the Escrow Agent, an “Indemnitee”), harmless from and against all liabilities, obligations, losses, damages, penalties, claims, actions, suits, costs and expenses (including reasonable attorneys’ fees) of whatsoever kind or nature (the “Liabilities”) imposed on, incurred by or asserted against any Indemnitee that in any way relate to or arise directly or indirectly out of the execution and delivery of this Agreement or any action taken hereunder; provided, however, that the Company and Tower shall not have any such obligation to indemnify and save and hold the Indemnitees harmless from any Liabilities incurred by, imposed upon or asserted against any Indemnitee resulting from the gross negligence or willful misconduct of any Indemnitee.

Section 8.              Resignation by or Termination of Escrow Agent.

(a)          The Escrow Agent may resign as such by delivering written notice (a “Resignation Notice”) to the Company and Tower at least 30 days prior to the intended effective date of such resignation.  If the Company and Tower fail to appoint a successor escrow agent within 30 days after receipt of a Resignation Notice, the Escrow Agent will have the right to appoint a successor escrow agent.  No resignation will be effective until (i) a successor escrow agent is appointed in accordance with this Section 8, (ii) the successor escrow agent delivers an executed joinder to this Agreement to the Company and Tower and (iii) all Escrowed Shares and any records maintained in connection therewith are delivered to the successor escrow agent.

(b)          The Company and Tower, acting jointly, may terminate the Escrow Agent from its position as such by delivering a written termination notice to the Escrow Agent at least 10 days prior to the effective date of such termination (unless such termination is as a result of Escrow Agent’s breach of its obligations hereunder, in which case the effective date of such termination shall be any date specified in such notice by the Company and Tower); provided that in no event will such termination become effective until (i) the Company and Tower appoint a successor escrow agent, (ii) the successor escrow agent delivers an executed joinder to this Agreement to the Company and Tower and (iii) all Escrowed Shares and any records maintained in connection therewith are delivered to the successor escrow agent.  The Company and Tower will deliver joint written notice of the appointment of a successor escrow agent to the Escrow Agent.

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(c)          Upon compliance with clauses (i) through (iii) of Section 8(a) or Section 8(b), as applicable, the Escrow Agent will be discharged from its obligations hereunder; provided that the provisions of Section 5 and Section 6 will survive such resignation or termination.  From and after the appointment of a successor escrow agent pursuant to this Section 8, all references herein to the Escrow Agent shall be deemed to be to such successor escrow agent.

Section 9.              Notices.

(a)          In order to constitute valid notice under this Agreement, any notice delivered to the Escrow Agent must certify that a copy of the notice was contemporaneously delivered to the Company (if delivered by Tower) or Tower (if delivered by the Company).

(b)          The Escrow Agent will, immediately upon receipt of any notice from the Company or Tower, forward a copy of such notice to the non-delivering Party; provided that the failure of the Escrow Agent to make such delivery shall not affect the obligation of the Escrow Agent to release funds pursuant to this Agreement.

(c)          Any notice or other communication to be given hereunder will be in writing and will be deemed sufficient if (i) mailed by United States certified mail, return receipt requested, (ii) sent by nationally recognized overnight courier, (iii) sent by facsimile (with confirmation), or (iv) delivered in person, in each case, at the address set forth below, or such other address as a Party may provide to the other in accordance with the procedure for notices set forth in this Section 9.  Any notice or other communication so delivered will constitute valid notice under this Agreement and will be deemed to have been received (A) on the fifth business day after the date of deposit in the United States mail, (B) on the next business day after the date when sent in the case of delivery by nationally recognized overnight courier, (C) upon receipt by the sender of confirmation of delivery if sent by facsimile prior to 5 p.m. local time on a business day and otherwise on the next business day, and (D) on the day of actual delivery in the case of personal delivery if delivered on a business day and otherwise on the next business day.

If to the Company:

MTS, Incorporated

2500 Del Monte Street

West Sacramento, California 95691

Facsimile:  (916) 373-3012

Attention:  [                                   ]

If to Tower:

Tower Records, Incorporated

2500 Del Monte Street

West Sacramento, California 95691

Facsimile:  (916) 373-3012

Attention:  [Russell Solomon]

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If to the Escrow Agent:

Attention:

Telephone:

Section 10.           General Provisions.

(a)          Termination.  This Agreement will terminate upon the written agreement of the Parties.

(b)          Assignment.  Neither this Agreement nor any right or benefit of any Party hereunder may be assigned or transferred by such Party without the prior written consent of all other Parties.

(c)          Amendment; Waiver.  No provision in this Agreement may be amended unless such amendment is agreed to in writing and signed by the Escrow Agent, Tower and the Company.  No waiver by any Party of any breach by any other Party of any condition or provision contained in this Agreement to be performed by such other Party shall be deemed a waiver of a similar or dissimilar condition or provision at the same or any prior or subsequent time.  Any waiver must be in writing and signed by the waiving Party or Parties.

(d)          Governing Law.  This Agreement will be governed by and construed and interpreted in accordance with the laws of the State of California without reference to principles of conflict of laws.  Any action or proceeding against the Parties relating in any way to this Agreement may be brought and enforced in the courts of the State of California or the United States District Court for the Central District of California, to the extent subject matter jurisdiction exists therefor, and the Parties irrevocably submit to the non-exclusive jurisdiction of both such courts in respect of any such action or proceeding.  The Parties irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to the laying of venue of any such action or proceeding in the courts of the State of California or the United States District Court for the Central District of California and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.  Each Party further agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address in accordance with Section 9 shall be effective service of process for any action or proceeding with respect to any matters to which it has submitted to jurisdiction pursuant to this Section 10(d).

(e)          Waiver of Jury Trial.  Each Party irrevocably waives all rights to trial by jury in any action or proceeding brought to enforce or defend any rights or remedies under this Agreement.

(f)           Specific Performance.  The Parties agree that monetary damages would not adequately compensate an injured Party for the breach of this Agreement by any Party and that this is Agreement shall be specifically enforceable and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order.

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(g)          Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, and such invalid, void or otherwise unenforceable provision will be null and void.  It is the intent of the Parties, however, that any invalid, void or otherwise unenforceable provisions be automatically replaced by other provisions which are as similar as possible in terms to such invalid, void or otherwise unenforceable provisions but are valid and enforceable to the fullest extent permitted by law.

(h)          Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

(i)           Further Assurances.  Each Party agrees to execute and deliver all such further instruments and do all such further acts as may be reasonably necessary or appropriate to effectuate this Agreement.

(j)           Headings.  The headings of the sections contained in this Agreement are for convenience only and will not be deemed to control or affect the meaning or construction of any provision of this Agreement.

(k)          Entire Agreement.  This Agreement, together with the Lock-Up Agreement and the Employment Agreement, contains the entire understanding and agreement between the Parties concerning the subject matter hereof and supersede all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, between the Parties with respect thereto.

(l)           Interpretations.  Neither this Agreement nor any uncertainty or ambiguity herein will be construed or resolved against any Party, whether under any rule of construction or otherwise.  No Party will be considered the draftsman.

(m)         Counterparts.  This Agreement may be executed in any number of counterparts, each of which will be an original, and all such counterparts will constitute one and the same Agreement, binding on all the Parties notwithstanding that all the Parties are not signatories to the same counterpart.

B-6

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

MTS, INCORPORATED

By:
Name:
Title:

TOWER RECORDS, INCORPORATED

By:
Name:
Title:

[ESCROW AGENT]

By:
Name:
Title:

B-7

EXHIBIT C

UNITED STATES BANKRUPTCY COURT FOR

THE DISTRICT OF DELAWARE

In re	Chapter 11

MTS, Inc., et al.	Case No.

Debtors.

JOINT PLAN OF REORGANIZATION

The undersigned Debtors, as debtors and debtors in possession in the above-captioned bankruptcy case, hereby submit the following joint plan of reorganization under Chapter 11 of the Bankruptcy Code.

ARTICLE I

DEFINITIONS

1.1           Terms Defined in the Plan.  Capitalized terms used in the Plan shall have the respective meanings specified in Appendix 1 to the Plan.

1.2           Terms Defined Outside the Plan.  Capitalized terms used in the Plan that are not defined in Appendix 1 to the Plan but that are defined in the Bankruptcy Code shall have the respective meanings specified in the Bankruptcy Code.

1.3           Interpretation.  In this Plan, unless the context otherwise requires:

(a)           references to this Plan are references to this Plan and to the Exhibits and Schedules hereto;

(b)           references to Sections are references to sections of this Plan;

(c)           references to any party to this Plan shall include references to its respective successors and permitted assigns;

(d)           references to a judgment shall include references to any order, writ, injunction, decree, determination or award of any court or tribunal; and

(e)           the terms “hereof,” “herein,” “hereby,” and derivative or similar words will refer to this entire Plan;

(f)            references to any document (including this Plan) are references to that document as amended, consolidated, supplemented, novated or replaced by the parties from time to time;

(g)           unless the context requires otherwise, references to any Law are references to that Law as of the Effective Date, and shall also refer to all rules and regulations promulgated thereunder;

(h)           the word “including” means including without limitation;

(i)            references to time are references to local time for the Bankruptcy Court unless otherwise specified herein;

(j)            the gender of all words herein include the masculine, feminine and neuter, and the number of all words herein include the singular and plural;

(k)           provisions of this Plan shall be interpreted in such a manner so as not to inequitably benefit or burden any party through “double counting” of assets or liabilities;

(l)            the term “date hereof” and similar terms shall mean the Effective Date; and

(m)          The term “commercially reasonable” shall mean, in addition to its general use and meaning, with respect to any matter involving litigation or disputes involving or requiring a ruling from the Bankruptcy Court, the preparation and filing of any motions or papers, including supporting affidavits or declarations and any reply or objection papers as required or permitted, in a manner reasonably calculated to achieve the intended result.

1.4           Plan Supplement.  Forms of the Charter Amendment, the Governance Agreement, the Escrow Agreement, the Lock-Up Agreement, the Employment Agreement, the Separation Agreement and the New Indenture, as well as the confidential restructuring memorandum pursuant to which the Debtors solicited votes to accept or reject this Plan, will be contained in a separate Plan Supplement which will be on file as soon as practicable after the Petition Date with the Clerk of the Bankruptcy Court.  The Plan Supplement may be inspected after its filing in the office of the Clerk of the Bankruptcy Court during such hours as the Clerk’s office is open for business or by accessing the Bankruptcy Court’s website at http://www.deb.uscourts.gov.  Holders of Claims and Interests may obtain a copy of the Plan Supplement upon written request addressed to O’Melveny & Myers LLP, 400 South Hope Street, Los Angeles, California  90071, Attn: Austin K. Barron.

ARTICLE II

TREATMENT OF UNCLASSIFIED
ADMINISTRATIVE AND TAX CLAIMS

2.1           Administrative Claims.  Except as otherwise provided in this Article II of the Plan or as otherwise agreed to by the holder of such a Claim, each holder of an Allowed Administrative Claim then due and owing shall be paid the full amount of such Allowed Administrative Claim, in cash, at the Debtors’ option (i) on the Effective Date, (ii) on the date on which such Claim becomes an Allowed Administrative Claim or (iii) in the ordinary course of business as such claims become due; provided, however, that Administrative Claims not yet due or that represent obligations incurred by the Debtors in the ordinary course of their business during the Reorganization Case, or assumed by the Debtors during the Reorganization Case, shall be paid or performed when due in the ordinary course of business and in accordance with the terms and conditions of the particular agreements governing such obligations.

2.2           Retained Professionals.  Except as otherwise agreed to by the holder of such a Claim, professionals employed at the expense of the Debtors’ estates and entities that may be entitled to an allowance of fees and expenses from the Debtors’ estates under sections 503(b)(2) through 503(b)(6) of the Bankruptcy Code shall be paid by the Debtors, in cash, as soon as practicable after the entry of an order approving such allowance of compensation or reimbursement of expenses.  For purposes of this Section 2.2, professionals employed at the expense of the Debtors’ estates shall include without limitation the professionals representing the Debtors’ estates as well as those representing any Representative Committee, and unless ordered otherwise by the Bankruptcy Court, from and after the entry of the Confirmation Order such professionals shall not be required to file fee applications with the Bankruptcy Court, and the Debtors may pay such professionals in the ordinary course for fees and expenses incurred after the Confirmation Order.

2.3           Priority Tax Claims.  Except as otherwise agreed to by the holder of such a Claim, each Allowed Priority Tax Claim will be paid in full, in cash, at the Debtors’ option either (a) on the Effective Date, (b) on the date on which such Claim becomes an Allowed Priority Tax Claim, (c) together with interest (at a rate to be agreed upon between the Debtors and the holder of such a Claim, or, in the absence of an agreement, as determined by the Bankruptcy Court) from the Effective Date, or, to the extent permitted by the Bankruptcy Court, the later of the Effective Date or the date on which such Claim becomes an Allowed Priority Tax Claim, in equal quarterly installments over a period not exceeding six years after the date of assessment of such Allowed Priority Tax Claim as permitted by Bankruptcy Code section 1129(a)(9)(C) or (d) in the ordinary course of business as such claims become due.  The number of equal quarterly installments to be made with respect to any such Allowed Priority Tax Claim assessed prior to the Effective Date will be equal to the difference between (x) 24 and (y) the quotient obtained by dividing (i) the number of months which have elapsed between the date of assessment of such Allowed Priority Tax Claim and the Effective Date by (ii) three; provided, however, that all fractions will be rounded up to the next largest whole number.  The first quarterly payment will be made three months after the later of the Effective Date or the date on which such Claim becomes an Allowed Priority Tax Claim.  Accrued and unpaid interest will be paid with each quarterly installment.

ARTICLE III

CLASSIFICATION OF CLAIMS AND INTERESTS

3.1           Claims Against and Interests in the Debtors.  Claims against and Interests in the Debtors shall comprise the following Classes:

(a)           Class 1 shall consist of all Priority Claims against the Debtors.  Claims in Class 1 are unimpaired.

(b)           Class 2 shall consist of all Secured Claims against the Debtors.  Each Class 2 Claim shall be further classified on the basis of the collateral providing security therefor.  Class 2 Claims based upon different obligations but secured by common collateral shall be treated for all purposes under the Plan and the Bankruptcy Code as a separate Class.  Claims in Class 2 are unimpaired.

(c)           Class 3 shall consist of all Unsecured Claims against the Debtors (including, without limitation, Trade Claims and Claims of the Old Indenture Trustee (including any such Claims for legal fees and expenses) and Prepetition Professional Claims) other than Unsecured Claims in Class 4.  Claims in Class 3 are unimpaired.

(d)           Class 4 shall consist of all Unsecured Claims against the Debtors held by holders of the Old Notes arising from, under or with respect to the issuance or ownership of such Old Notes.  Claims in Class 4 are impaired.

(e)           Class 5 shall consist of all Interests in MTS evidenced by the Series B Common Stock immediately prior to the Effective Date.  Interests in Class 5 are impaired.

(f)            Class 6 shall consist of all Interests in the Debtors other than those evidenced by the Series B Common Stock immediately prior to the Effective Date.  Interests in Class 6 are unimpaired.

ARTICLE IV

TREATMENT OF CLASSES NOT IMPAIRED UNDER PLAN

4.1           Priority Claims.  Except as otherwise agreed to by the holder of such a Claim, each holder of an Allowed Claim then due and owing in Class 1 will be paid the allowed amount of such Claim in full, in cash, at the Debtors’ option (i) on the Effective Date, (ii) on the date such Claim becomes an Allowed Claim or (iii) in the ordinary course of business as such claims become due.  Any Allowed Claim in Class 1 not due and owing on the Effective Date will be paid in full, in cash, when it becomes due and owing.  Unless otherwise ordered by the

Bankruptcy Court, holders of Claims in Class 1 need not, and should not, file proofs of claim with the Bankruptcy Court.

4.2           Secured Claims.  Except as otherwise agreed to by the holder of such a Claim, the legal, equitable and contractual rights of each holder of an Allowed Claim in Class 2 (including such Allowed Claims deemed to be in their own separate Classes as described in section 3.1(b) of the Plan) shall be unaltered hereby, except that the Debtors may take any actions as are permitted under Bankruptcy Code section 1124, such as reinstating such Claims or paying the holders thereof the amount of such Allowed Claims on the later of the Effective Date or the date such Claim becomes an Allowed Claim, in either case with the result that each such Allowed Claim shall be unimpaired by the Plan.  Unless otherwise ordered by the Bankruptcy Court, holders Claims in Class 2 need not, and should not, file proofs of claim with the Bankruptcy Court.

4.3           General Unsecured Claims.  The legal, equitable and contractual rights of each holder of an Allowed Claim in Class 3 shall be unaltered hereby, except that the Debtors may take any actions as are permitted under Bankruptcy Code section 1124, such as reinstating such Claims or paying the holders thereof the amount of such Allowed Claims on the later of the Effective Date or the date such Claim becomes an Allowed Claim, in either case with the result that each such Allowed Claim shall be unimpaired by the Plan.  To the extent permissible under the Bankruptcy Code and applicable orders of the Bankruptcy Court, General Unsecured Claims shall be treated for all purposes as if the Reorganization Case was not filed.  Unless otherwise ordered by the Bankruptcy Court, holders of General Unsecured Claims (except Claims arising from the rejection of Executory Contracts) need not, and should not, file proofs of claim with the Bankruptcy Court.

4.4           Interests.  The holders of Allowed Interests in Class 6 shall retain their Interests.  All Interests in Classes 5 and 6 shall be deemed allowed, and, unless ordered otherwise by the Bankruptcy Court, holders of Allowed Interests need not, and should not, file proofs of interest with the Bankruptcy Court.

4.5           Unimpaired Classes.  By virtue of the foregoing provisions of this Article IV, the Claims in Classes 1, 2, 3 and 6 are not impaired under the Plan.  Pursuant to Bankruptcy Code section 1123(a)(4), the holder of a particular Claim in any of the foregoing Classes may agree to a less favorable treatment of such Claim than that otherwise accorded under the Plan.

4.6           Non-Substantive Consolidation.  The Plan is a joint plan that does not provide for substantive consolidation of the Debtors’ estates, and on the Effective Date, the Debtors’ estates shall not be deemed to be substantively consolidated for purposes hereof.  Any Claims against one or more of the Debtors based upon a guaranty, indemnity, co-signature, surety or otherwise, of Claims against another Debtor shall be treated as separate and distinct Claims against the estate of the respective Debtors and shall be entitled to distributions under the Plan in accordance with the provisions hereof, and Claims and Interests as between the Debtors shall be unaffected by the Plan.

ARTICLE V

TREATMENT OF CLASSES IMPAIRED UNDER PLAN

5.1           Note Claims.  Each holder of an Allowed Claim in Class 4 will receive on the Effective Date its Pro Rata Share of the Old Note Distribution.  In the event an M&A Transaction is effected through the Plan, holders of Allowed Claims in Class 4 will receive consideration as provided in the M&A Transaction Documents in accordance with Section 7.8 herein.

5.2           Series B Common Stock Interests.  Each holder of an Allowed Interest in Class 5 will retain on the Effective Date its Interests in MTS and shall enter into or be deemed to have entered into the Escrow Agreement substantially in the form set forth in the Plan Supplement, which Escrow Agreement shall provide, among other things, that two thirds of each holders’ Interests in MTS shall be placed in escrow and shall be released under the following conditions:  (i) twenty-five percent (25%) of the amount of such Interests originally placed into escrow to the holder of such Interests on each of the four anniversaries following the Effective Date; and (ii) one hundred percent (100%) of the amount of such Interests held in escrow at any given time (a) to MTS (subject to payment of a nominal purchase price to the holder) on triggering the conditions provided therefor in the Escrow Agreement, including if R. Solomon is fired “for cause” or resigns without “good reason” (in each case as defined in the Employment Agreement) or (b) to the holder of such Interests on triggering the conditions provided therefor in the Escrow Agreement, including the death or disability of R. Solomon (as determined by the Employment Agreement) or the occurrence of a “Change of Control” by MTS (as determined by the Employment Agreement).  In the event an M&A Transaction is effected through the Plan, holders of Allowed Interests in Class 5 will receive consideration as provided in the M&A Transaction Documents in accordance with Section 7.8 herein.

ARTICLE VI

ACCEPTANCE OR REJECTION OF THE PLAN

6.1           Voting Classes.  Each holder of an Allowed Claim in Class 4 or an Allowed Interest in Class 5, in each case held as of the Record Date, shall be entitled to vote to accept or reject the Plan.

6.2           Acceptance by Impaired Classes.  An Impaired Class of Claims shall have accepted the Plan if (i) the holders (other than any holder designated under section 1126(e) of the Bankruptcy Code) of at least two-thirds in amount of the Allowed Claims actually voting in such Class have voted to accept the Plan and (ii) more than one-half in number (other than claims held by any holder designated under section 1126(e) of the Bankruptcy Code) of the holders of such Allowed Claims actually voting in such Class have voted to accept the Plan.  An Impaired Class of Interests shall have accepted the Plan if the holders (other than any holder designated under section 1126(e) of the Bankruptcy Code) of at least two-thirds in amount of the Allowed Interests actually voting in such Class have voted to accept the Plan.

6.3           Presumed Acceptance of Plan.  Classes 1, 2, 3 and 6 are unimpaired under the Plan, and therefore, are conclusively presumed to accept the Plan pursuant to section 1126(f) of the Bankruptcy Code.

ARTICLE VII

IMPLEMENTATION OF THE PLAN

7.1           Amendment of Certificate of Incorporation.  In advance of the Effective Date, MTS shall adopt and file a certificate of amendment substantially in the form set forth in the Plan Supplement (the “Charter Amendment”) to its existing certificate of incorporation, which shall, among other things, (i) include a provision prohibiting the issuance of nonvoting equity securities as required by Bankruptcy Code section 1123(a)(6), (ii) eliminate MTS’ Series A Common Stock, no par value, and redesignate MTS’ Series B Common Stock, no par value, as Common Stock, and (iii) authorize any additional amount of Common Stock required to allow MTS to issue all Common Stock as contemplated by the Plan.

7.2           Common Stock.  On the Effective Date, the Debtors shall: (i) issue for distribution in accordance with the provisions of Article V of the Plan the shares of Common Stock to be distributed thereunder; and (ii) have authorized for issuance such additional shares of Common Stock as may be required for distribution pursuant thereto.

7.3           Fractional Shares.  Holders of Allowed Claims or Allowed Interests entitled to receive or retain a number of shares of Common Stock which includes a fraction will be issued or will retain a fractional share of Common Stock.

7.4           Cancellation of Certain Securities and Agreements.  Notwithstanding section 9.1 of the Plan relating to Executory Contracts, concurrent with the Effective Date: (i) the Old Notes and (ii) all obligations of MTS under the Old Indenture or any and all other agreements, indentures, deeds, guarantees and/or certificates of designations governing, securing, guaranteeing or relating to the Old Notes shall be cancelled, discharged and rendered void.

7.5           Waiver of Subordination and Other Rights.  The distributions under the Plan take into account the relative priority of the Claims in each Class in connection with any contractual subordination, intercreditor or contribution provisions relating thereto.  Accordingly, the distributions to the holders of Allowed Claims and Allowed Interests under the Plan shall not be subject to levy, garnishment, attachment, or other legal process by any other holder of an Allowed Claim or an Allowed Interest in any other Class by reason of any right or agreement of subordination.

7.6           Withholding and Reporting Requirements.  In connection with the Plan and all instruments issued in connection therewith and distributions thereon, the Debtors shall comply with all withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority and all distributions hereunder shall be subject to any such withholding and reporting requirements.

7.7           Cram-Down.  If any Impaired Class fails to accept the Plan by the requisite statutory majorities, the Debtor reserves the right (i) to confirm the Plan by a “cram-

down” of such non-accepting Class pursuant to section 1129(b) of the Bankruptcy Code and (ii) to propose any modifications to the Plan and to confirm the Plan as modified, without re-solicitation, to the extent permitted by the Bankruptcy Code.

7.8           M&A Transaction.  As an alternative means of reorganization, the Debtors may enter into and consummate a transaction with a third party to acquire all of the capital stock and/or substantially all of the assets and liabilities of MTS, Inc. (the “M&A Transaction”) concurrently with or as part of the consummation of the Plan.  In the event the Debtors seek to consummate the M&A Transaction through the Plan, the following additional provisions shall apply, notwithstanding anything to the contrary contained elsewhere in the Plan:

(a)           The terms of the M&A Transaction shall be governed by the definitive documents to be executed by MTS, Inc. and the potential acquirer (the “M&A Transaction Documents”) and shall be subject to approval by and consent of (i) Consenting Holders (as defined in the Lock-Up Agreement) holding in the aggregate more than 59% of the face amount of the Notes and (ii) Tower Records, Inc.  Forms of the M&A Transaction Documents shall be filed with or added to the Plan Supplement as soon as reasonably practicable and shall be deemed incorporated in and a part of this Plan.  If the terms of the M&A Transaction Documents conflict with any other terms of this Plan, then the terms of the M&A Transaction Documents shall control except where doing so would (i) result in a material and adverse change in treatment of any holder of a Claim or Interest that would require the Debtors to resolicit votes to accept or reject the Plan or (ii) otherwise cause this Plan to be unconfirmable or substantially delay its confirmation.

(b)           Holders of Allowed Claims in Class 4 shall receive consideration in the form and amount as provided in the M&A Transaction Documents, provided that the M&A Transaction Documents shall provide that such holders shall receive consideration that is economically consistent with the consideration they would have received had the Plan been consummated prior to effecting the M&A Transaction.

(c)           Holders of Allowed Interests in Class 5 shall receive consideration in the form and amount as provided in the M&A Transaction Documents, provided that the M&A Transaction Documents shall provide that such holders shall receive consideration that is economically consistent with the consideration they would have received had the Plan been consummated immediately prior to effecting the M&A Transaction.

ARTICLE VIII

PROVISIONS FOR TREATMENT OF DISPUTED CLAIMS
AND DISPUTED INTERESTS

8.1           Objections to and Estimation of Claims.  The Debtors may object to the allowance of Claims and Interests with respect to which they dispute liability in whole or in part.

All objections shall be litigated to a Final Order; provided that the Debtors may compromise and settle, withdraw or resolve by any other method approved by the Bankruptcy Court, any objections to Claims or Interests.  In addition, the Debtors may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtors have previously objected to such Claim.  Unless otherwise ordered by the Bankruptcy Court, the Debtors shall serve and file any objections to Claims and Interests as soon as practicable, but in no event later than one hundred eighty days after the Effective Date.

8.2           Disputed Claims in Certain Unimpaired Classes.  Notwithstanding section 8.1 of the Plan, unless otherwise ordered by the Bankruptcy Court, holders of Claims in Classes 1, 2 and 3 (other than those Claims in any such Class arising from rejection of Executory Contracts under Article IX of the Plan) need not file proofs of claim with the Bankruptcy Court and shall be subject to Bankruptcy Court process only to the extent provided in the Plan.  On and after the Effective Date, all such Claims shall be paid in the ordinary course of business of the Debtors.  If the Debtors dispute any such Claim, such dispute shall be determined, resolved or adjudicated, as the case may be, in a manner as if the Reorganization Case had not been commenced and shall survive the Effective Date and consummation of the Plan as if the Reorganization Case had not been commenced, provided that (i) the Debtors may elect, at their sole option, to proceed by objection under section 502 and other applicable provisions of the Bankruptcy Code and Bankruptcy Rules with respect to any proof of claim filed by or on behalf of the holder of a Claim in any Class and (ii) any Claim resulting from an Executory Contract rejected under Article IX of the Plan shall be determined in accordance with the provisions of that Article.  Notwithstanding the foregoing, unless otherwise ordered by the Bankruptcy Court, the Debtors may elect, at their sole option, to establish one or more bar dates and require the filing of proofs of claims by holders of Claims in Classes 1, 2 and/or 3 and/or non-debtor parties to executory contracts and unexpired leases rejected pursuant to Section 365 or 1123 of the Bankruptcy Code.

8.3           Payments and Distributions on Disputed, Contingent and Unliquidated Claims and Interests and on Claims for Which Proofs of Claim are Filed.  No partial payments and no partial distributions will be made with respect to a disputed, contingent or unliquidated Claim or Interest, or with respect to any Claim for which a proof of claim has been filed, until the resolution of such disputes or estimation or liquidation of such claims by settlement or by final order of the Bankruptcy Court.  As soon as practicable after a disputed, contingent or unliquidated Claim or Interest becomes an Allowed Claim or Interest in an amount certain, the holder of such Allowed Claim or Interest will receive all payments and distributions to which such holder is then entitled under the Prepackaged Plan.

8.4           Class 4.  Claims in Class 4 shall be deemed allowed in an aggregate amount equal to the principle of the Old Notes plus the outstanding interest accrued thereon prior to the Petition Date.  Distributions to all holders of Allowed Claims in Class 4 shall be delivered to the Old Indenture Trustee for further distribution to the ultimate beneficial holders.

ARTICLE IX

EXECUTORY CONTRACTS

9.1           Rejection of Executory Contracts.  Subject to sections 9.4 and 9.5 of the Plan, on the Confirmation Date, subject to the Plan becoming effective under Article X, all Executory Contracts of the Debtor shall be deemed assumed except those Executory Contracts that (i) have been rejected by order of the Bankruptcy Court prior to the Confirmation Date, (ii) are the subject of a motion by the Debtors to reject pending on the Confirmation Date or (iii) are listed on Exhibit 1 attached hereto as such Exhibit may be amended from time to time by the Debtors on or before the Confirmation Date, each of which shall be deemed rejected as of the Confirmation Date.  Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions and rejections pursuant to sections 365(a) and 1123 of the Bankruptcy Code.  Without limiting the generality of the foregoing, unless such agreements have previously been assumed by the Debtors, the entry of the Confirmation Order shall constitute approval of the assumption pursuant to sections 365(a) and 1123 of the Bankruptcy Code of each of the Employment Agreement, the Separation Agreement and the employment, retention and severance agreements with the Scheduled Employees.

9.2           Claims Based on Rejection of Executory Contracts.  Proofs of claim with respect to all Claims arising from the rejection of Executory Contracts must be filed with the Bankruptcy Court within sixty (60) days after the later of (i) the date of entry of an order of the Bankruptcy Court approving such rejection or (ii) the Confirmation Date.  Any Claims not filed within such times shall be forever barred from assertion against the Debtors, their estates and their property.  Unless otherwise ordered by the Bankruptcy Court, all such Claims shall be allowed in accordance with provisions of the Bankruptcy Code, including section 502(b)(6), and shall, following their allowance and payment pursuant to the terms of the Plan, be unimpaired and be treated as Allowed Claims in Classes 1, 2 or 3 as appropriate.

9.3           Survival of Indemnification Obligations.  The obligations of the Debtors to indemnify any past and present directors, officers, agents, employees and representatives, pursuant to certificates of incorporation, bylaws, contracts and/or applicable statutes, in respect of all actions, suits and proceedings against any of such officers, directors, agents, employees and representatives, based upon any act or omission related to service with or for or on behalf of the Debtors, shall not be discharged or impaired by confirmation or consummation of the Plan.

9.4           Compensation and Benefit Programs.  All employment and severance policies, and all compensation and benefit plans, policies, and programs of the Debtors applicable generally to their employees and the employees of their subsidiaries, including, without limitation, any savings plans, retirement plans, health care plans, disability plans, severance benefit plans, incentive plans, deferred compensation plans, and life, accidental death, and dismemberment insurance plans are treated as executory contracts under the Plan and on the Effective Date shall be assumed pursuant to the provisions of sections 365(a) and 1123 of the Bankruptcy Code.

9.5           Retiree Benefits.  In furtherance of, and without in any way limiting, the foregoing section 9.4, from and after the Effective Date the Debtors shall assume the obligation and shall continue to make the payment of all retiree benefits (if any), as that term is defined in Bankruptcy Code section 1114, at the level established pursuant to subsection (e)(1)(B) or (g) of said section 1114, at any time prior to the Confirmation Date, for the duration of the period (if any) that the Debtors are obligated to provide such benefits.

9.6           M. Solomon, R. Solomon.  With respect to the rights of M. Solomon and R. Solomon and the obligations of the Debtors thereto, the provisions of the Employment Agreement and the Severance Agreement shall control over any contrary provision in the preceding sections 9.3, 9.4 and 9.5, if and to the extent of any conflict.

ARTICLE X

CONDITIONS TO EFFECTIVENESS OF THE PLAN

10.1         Conditions.  The effectiveness of the Plan shall be subject to, and conditioned upon the Confirmation Order having been entered and remaining unstayed.

ARTICLE XI

EFFECTS OF PLAN CONFIRMATION

11.1         Discharge.  Except as otherwise expressly provided in the Plan, the confirmation of the Plan shall, if not vacated, have the effect described in Bankruptcy Code section 1141 and, without in any way limiting the foregoing, shall (i) bind all holders of Claims and Interests, whether or not they accept the Plan, and (ii) discharge the Debtors effective immediately from any Claim and any “debt” (as that term is defined in section 101(12) of the Bankruptcy Code) incurred before the Confirmation Date, and the Debtors’ liability in respect thereof is extinguished completely including, without limitation, any liability of a kind specified in section 502(g) of the Bankruptcy Code.  In addition, except as otherwise provided in the Plan, confirmation of the Plan pursuant to the Confirmation Order acts as a discharge effective as of the Confirmation Date, as to each claimant or interest holder receiving or entitled to receive any distribution under the Plan in respect of any direct or indirect right or Claim or Interest such claimant or interest holder had or may have had against or in the Debtors.  On and after the Confirmation Date, as to every discharged Claim and Interest, every holder of a Claim or Interest shall be precluded from asserting against the Debtors or their assets or properties, any further Claim or Interest based on any document, instrument or act, omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date.

11.2         Waiver of Federal Tax Discharge.  Confirmation of the Plan will not discharge under Bankruptcy Code section 1141(d)(1)(A) pre-confirmation federal tax liabilities, if any, and related additions to tax for taxable periods that have not been audited by the Internal Revenue Service or for which audits have not been completed prior to confirmation of the Plan.  Said tax liabilities will be determined in accordance with the provisions of the Internal Revenue Code and applicable regulations as if the Debtors’ bankruptcy petition had not been filed, except for the extension of time for the assessment and collection of taxes that is contained in I.R.C. section 6503(h) and, with respect to tax liabilities and related additions to tax for taxable periods for which audits have been commenced but not completed prior to confirmation of the Plan, the jurisdiction of the Bankruptcy Court and rights of the Debtors under Bankruptcy Code section

505.  The Debtors retain all rights under the Internal Revenue Code and all applicable federal law to contest any proposed federal tax liabilities for any preconfirmation federal taxes for such periods and, once they have been finally determined and assessed, shall pay any such liabilities in accordance with the terms of the Bankruptcy Code including the payment provisions of section 1129(a)(9)(C) of the Bankruptcy Code and section 2.3 of the Plan.

11.3         Revesting.  Except as otherwise expressly provided in the Plan (including, without limitation, the granting or retention of liens securing Allowed Claims in Class 2, on the Effective Date the Debtors will be revested with all of the property of the Debtors’ estate free and clear of all claims, liens, encumbrances, charges and other interests of creditors and equity security holders, and may operate their businesses free of any restrictions imposed by the Bankruptcy Code or by the Bankruptcy Court.

11.4         Retention of Jurisdiction.  Notwithstanding entry of the Confirmation Order or the Effective Date having occurred, the Bankruptcy Court shall retain jurisdiction for the following purposes, among others:

(a)           to determine any and all pending applications, adversary proceedings and contested matters;

(b)           except as otherwise required by section 8.2 of the Plan, to determine any and all objections to the allowance of Claims and Interests, including without limitation Claims arising from the rejection of Executory Contracts;

(c)           except as otherwise required by section 11.2 of the Plan, to determine the amount or legality of any state, local or federal tax, any fine or penalty relating to any such tax, or any addition to any such tax pursuant to and in accordance with Bankruptcy Code sections 346, 505 and 1146;

(d)           to determine any and all applications for allowance of compensation and reimbursement of expenses;

(e)           to determine any and all controversies and disputes arising under or in connection with the Plan, including (without limitation) in connection with the interpretation, implementation or enforcement thereof, and such other matters as may be provided for in the Confirmation Order;

(f)            to effectuate payments under and performance of the provisions of the Plan;

(g)           to enter such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, reversed, revoked, modified or vacated;

(h)           to determine the Debtors’ motion, if any, to modify the Plan in accordance with section 1127 of the Bankruptcy Code or to cure any defect or omission, or reconcile any inconsistency in the Plan or in any order of the Bankruptcy Court;

(i)            to issue such orders in aid of execution of the Plan to the extent authorized by section 1142 of the Bankruptcy Code;

(j)            to determine such other matters as may be set forth in the Confirmation Order or as may arise in connection with the Plan or the Confirmation Order; and

(k)           to exercise any other jurisdiction not inconsistent with Chapter 11 of the Bankruptcy Code.

11.5         Failure of Bankruptcy Court to Exercise Jurisdiction.  If the Bankruptcy Court abstains from exercising or declines to exercise jurisdiction, or is otherwise without jurisdiction over any matter arising out of the Reorganization Case, including the matters set forth in this Article, this Article shall not prohibit or limit the exercise of jurisdiction by any other court having competent jurisdiction with respect to such matter.

11.6         Post-Consummation Effect of Evidences of Claims or Interests.  Notes, stock certificates and other evidences of Claims or Interests shall, effective upon the Effective Date, represent only the right to participate in the distributions contemplated by the Plan.

11.7         Continuation of Stays.  Unless otherwise provided in the Plan or the Confirmation Order, all injunctions or stays in effect on the Confirmation Date pursuant to sections 105 or 362 of the Bankruptcy Code or otherwise shall remain in full force and effect until the Effective Date.

ARTICLE XII

RELEASES

12.1         Release of Directors and Officers.  On the Effective Date, all directors and officers of the Debtors, and all individuals who were directors or officers of the Debtors during the 6-year period immediately preceding the Effective Date, shall be forever released and discharged from all liability to the Debtors or their estates based upon any act or omission of every kind and nature whatsoever, excluding only willful misconduct or gross negligence.  The foregoing releases shall not, however, apply to any indebtedness to the Debtors for money borrowed by any individual.

12.2         Releases by Holders of Claims and Interests.  As of the Effective Date, in consideration for, among other things, the obligations of the Debtors under the Plan and the property distributed to or retained by holders of Claims and Interests, the termination of subordination rights contained in the Plan, and the Common Stock, cash and other contracts, instruments, releases, agreements or documents to be entered into or delivered in connection with the Plan (i) each holder of a Claim or Interest that votes in favor of the Plan, (ii) to the fullest extent permissible under applicable law, as such law may be extended or interpreted subsequent to the Effective Date, each entity that has held, holds or may hold a Claim or Interest or at any time was a creditor or stockholder of the Debtors and that does not vote on the Plan or votes against the Plan, and (iii) each party to the Lock-Up Agreement and each of the Debtors, in each case will be deemed to forever release, waive and discharge all claims (including derivative claims), obligations, suits, judgments, damages, demands, debts, rights, causes of action and liabilities (other than the right to enforce the Debtors’ obligations under the Plan and the contracts, instruments, releases, agreements and documents assumed or delivered thereunder), whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, then existing or thereafter arising in law, equity or otherwise, that are based in whole or in part on any act, omission, transaction or other occurrence taking place on or prior to the Effective Date in any way relating to the Debtors, the Reorganization Case, the Lock-Up Agreement, the Employment Agreement, the Separation Agreement, the Old Indenture or the Plan that such entity has, had or may have against the Debtors, any Representative Committee, the Old Indenture Trustee, any party to the Lock-Up Agreement and each of their respective present or former directors, officers, employees, predecessors, successors, members, attorneys, accountants, underwriters, investment bankers, financial advisors, appraisers, representatives and agents, acting in such capacity (which release will be in addition to the discharge of Claims and termination of Interests provided in the Plan and under the Confirmation Order and the Bankruptcy Code).

12.3         Limitation of Release of Claims In Section 12.2.  Notwithstanding anything to the contrary herein, the releases and waivers effected by the preceding Section 12.2 shall not apply to (i) any and all indemnification obligations of the Debtors to M. Solomon and/or R. Solomon as provided by the Lock-Up Agreement, (ii) any and all rights, claims provided to or reserved by the parties to the Lock-Up Agreement, the Employment Agreement, the Separation Agreement, the Non-Compete Agreement (as defined in the Lock-Up Agreement) and the other documents associated therewith in or under such documents or the Plan.

12.4         No Assistance.  None of the parties to the Lock-Up Agreement shall encourage or assist in any bankruptcy claim relating to any claim released by the preceding Section 12.2 and not preserved by the preceding Section 12.3, and each of them shall be enjoined hereby from doing so.

12.5         Exculpation.  Neither the Debtors, nor any holder of Old Notes nor any of their respective members, officers, directors, employees, representatives, counsel, auditors or agents shall have or incur any liability to any holder of a Claim or Interest for any act or omission in connection with, or arising out of, the pursuit of confirmation of the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan except for willful misconduct or gross negligence, and all such persons and entities, in all respects, shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

12.6         Injunction.  In addition to the discharge of Claims and the termination of Interests provided in the Plan and under the Confirmation Order and the Bankruptcy Code, the Confirmation Order will permanently enjoin the commencement or prosecution by any entity, whether directly, derivatively or otherwise, of any claims, obligations, suits, judgments, damages, demands, debts, rights, causes of action or liabilities released pursuant to the Plan.

12.7         United States Government Claims.  Notwithstanding any provision of the Plan to the contrary, the United States of America shall not be bound by any exculpations or releases granted to any non-Debtor.

12.8         Rights of Action.  Any rights or causes of action accruing to the Debtors (other than the claims, rights and causes of action released pursuant to sections 12.1, 12.2 and 12.3 above) shall remain assets of the Debtors’ estates, except that all potential claims, rights and causes of action for recovery or avoidance arising under or in connection with sections 506, 544, 545, 547-550 and 553 of the Bankruptcy Code shall be waived by the Debtors on the Effective Date.  The Debtors may pursue or release all remaining rights of action, as appropriate, in accordance with what is in the best interests, and for the benefit, of the Debtors.

ARTICLE XIII

MISCELLANEOUS PROVISIONS

13.1         Surrender of Instruments.  As a condition to participation under this Plan, (i) the holder of an equity security of MTS that desires to receive the property to be distributed on account of an Allowed Interest with respect to said equity security shall surrender such security, or evidence thereof satisfactory to the Debtors or their designee, and (ii) the holder of a note, debenture or other evidence of indebtedness of the Debtors that desires to receive the property to be distributed on account of an Allowed Claim based on such note, debenture or other evidence of indebtedness shall surrender such note, debenture or other evidence of indebtedness to the Debtors, or their designee, and shall execute and deliver such other documents as are necessary to effectuate this Plan.  If no surrender of a security, note, debenture or other evidence of indebtedness occurs and a claimant does not provide an affidavit and indemnification agreement, in form and substance satisfactory to the Debtors, that such security, note, debenture or other evidence of indebtedness was lost, then no distribution may be made to any claimant whose Claim or Interest is based on such security, note, debenture or other evidence of indebtedness thereof.  The Debtors shall make subsequent distributions only to the persons who surrender the securities for exchange (or their assignees) and the record holders of such securities shall be those holders of record as of the Effective Date.  The Old Indenture governing the Old Notes shall be rendered void as of the Effective Date.

13.2         Unclaimed Distributions.  If any person entitled to receive cash or securities directly from the Debtors under the Plan cannot be located on the Effective Date, such cash or securities will be set aside and (in the case of cash) held in a segregated, interest-bearing fund to be maintained by the Debtors.  If such person is located within five years of the Effective Date, such cash or securities, together with any interest or dividends earned thereon, will be paid or distributed to such person.  If such person cannot be located within five years of the Effective Date, any such cash or securities and accrued interest or dividends thereon will become the property of and shall be released to the appropriate Debtor; provided, however, that nothing contained in this Plan shall require the Debtors to attempt to locate such person.

13.3         Modification of Plan.  The Debtors reserve the right, in accordance with the Bankruptcy Code, to amend or modify the Plan prior to the entry of the Confirmation Order.  After the entry of the Confirmation Order, the Debtors may, upon order of the Bankruptcy Court, amend or modify the Plan in accordance with section 1127(b) of the Bankruptcy Code, or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan.

13.4         Withdrawal of Plan.  Subject to the terms of the Lock-Up Agreement, the Debtors reserve the right, any time prior to entry of the Confirmation Order, to revoke or withdraw the Plan.  If the Debtors revoke or withdraw the Plan under this section, then the Plan shall be deemed null and void, and nothing contained in the Plan shall be deemed to constitute a waiver or release of any Claims by or against the Debtors or any other person, or to prejudice in any manner the rights of the Debtors or any other person in any further proceedings involving the Debtors.

13.5         Board of Directors.  Following the Effective Date, pursuant to the terms of the Governance Agreement substantially in the form set forth in the Plan Supplement, the board of directors of MTS will consist of five directors.  The Governance Agreement will provide, among other things, that prior to a Change of Control (as defined in the Governance Agreement), (i) TRI will be entitled to designate one director of MTS so long as (a) TRI holds no less than 7.5% of the fully diluted shares of Common Stock (treating, for this purpose, shares held in escrow pursuant to the Escrow Agreement as being held by TRI) and (b) R. Solomon and the Solomon Interests hold all of the shares of TRI, (ii) the other stockholders will be entitled to designate the remaining directors, (iii) the parties entitled to designate any director would also have the right to remove such director and designate his or her replacement, and (iv) the holders of Common Stock shall be prevented from transferring the Common Stock except upon the terms set forth in the Governance Agreement, which shall include a provision requiring that any transferee agree to be bound by the provisions thereof.  The Governance Agreement will be binding on all parties receiving or retaining the Common Stock under the Plan.

13.6         Committees.  The appointment of all Representative Committees, if any, shall terminate on the Effective Date.

13.7         Headings.  The headings used in the Plan are inserted for convenience only and neither constitute a portion of this Plan nor in any manner affect the construction of the provisions of this Plan.

13.8         Severability.  Should any provision in the Plan be determined to be unenforceable following the Effective Date, such determination shall in no way limit or affect the enforceability and operative effect of any and all other provisions of the Plan.

13.9         Governing Law.  Except to the extent that the Bankruptcy Code or other federal law is applicable, the rights, duties and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of California.

13.10       Successors and Assigns.  The rights, duties and obligations of any person named or referred to in the Plan shall be binding upon, and shall inure to the benefit of, the successors and assigns of such person.

13.11       Filing of Additional Documents.  On or before substantial consummation of the Plan, the Debtors shall file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

Dated:	, 20	,

Respectfully Submitted,

Tower Records, Incorporated, a Delaware corporation

By

M T S, Incorporated, a California corporation

By

Three A’s Holdings, L.L.C., a Delaware limited liability company

By

8775 Sunset, Inc., a California corporation

By

Columbus & Bay, Inc., a California corporation

By

Jeremy’s Holdings, LLC, a Delaware limited liability company

By

R.T. Records, Incorporated, a California corporation

By

Tower Direct LLC, a Delaware limited liability company

By

33rd Street Records, Incorporated, a Delaware corporation

By

T.R. Services, Incorporated, a California corporation

By

Ireland TR, Incorporated, a California corporation

By

Pipernick Corp., a Delaware corporation

By

TR Argentina, Incorporated, a California corporation

By

TR Israel, Incorporated, a California corporation

By

TR Mexico, Incorporated, a California corporation

By

Tower Graphics, Incorporated, a California corporation

By

APPENDIX 1

DEFINITIONS

“Administrative Claim” shall mean a Claim for payment of an administrative expense of a kind specified in section 503(b) of the Bankruptcy Code and referred to in section 507(a)(1) of the Bankruptcy Code, including, without limitation, the actual, necessary costs and expenses incurred after the Petition Date of preserving the estate and operating the business of the Debtors, including wages, salaries or commissions for services, compensation for legal and other services and reimbursement of expenses awarded under section 330(a) or 331 of the Bankruptcy Code, certain retiree benefits under section 1114(e)(2) of the Bankruptcy Code, certain reclamation claims under section 546(c)(2)(A) of the Bankruptcy Code, and all fees and charges assessed against the estate under Chapter 123 of Title 28, United States Code.

“Allowed Administrative Claim” shall mean all or the portion of any Administrative Claim which either (a) has been allowed by a Final Order, (b) was incurred by the Debtors in the ordinary course of business during the Reorganization Case, or (c) relates to any payment for the retiree benefits required to be made before the Plan is confirmed.

“Allowed Claim” or “Allowed Interest” shall mean, respectively, any Claim against or Interest in the Debtors, proof of which was filed on or before the bar date, if any, for such Claim or Interest with the Bankruptcy Court, or, if no proof of claim was filed, which has been or is hereafter listed by such Debtors in its schedules as liquidated in amount and not disputed or contingent and, in either case, as to which no objection to the allowance thereof, or motion for estimation thereof, has been interposed within the applicable period of limitation fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules or the Bankruptcy Court, or as to which an objection or motion to estimate has been interposed, following which such Claim or Interest has been allowed, in whole or in part, by Final Order; provided, however, that all General Unsecured Claims (excepting only Claims for the rejection of Executory Contracts) shall be treated for all purposes as if the Reorganization Case was not filed, and the determination of whether any such General Unsecured Claim shall be allowed and/or the amount of any such General Unsecured Claim (which shall not be listed on the schedules, and as to which no proof of claim need be filed) shall be determined, resolved or adjudicated as if the Reorganization Case had not been commenced; and provided further, that proofs of claim need not be filed with respect to compensation or reimbursement of expenses allowed by the Bankruptcy Court under section 330 or 503 of the Bankruptcy Code upon appropriate application; and provided further, after the Effective Date, the Debtors and any holder of a General Unsecured Claim can agree that such Claim should be an “Allowed Claim,” and thereafter treat such Claim as an Allowed Claim without the need to file a proof of claim or seek further order of the Bankruptcy Court.  For purposes of determining the amount of an “Allowed Claim,” the Debtors may, at their option, deduct therefrom an amount equal to the amount of any claim which the Debtors may hold against the holder thereof, to the extent such claim may be set off pursuant to applicable law.

“Bankruptcy Code” shall mean the Bankruptcy Reform Act of 1978, as amended, as set forth in Title 11 and other Titles of the United States Code.

“Bankruptcy Court” shall mean the court in the District of Delaware conferred with authority over the Debtors’ Reorganization Case or the court so authorized with respect to any proceedings in connection therewith for the purpose of such proceedings.

“Bankruptcy Rules” shall mean the Federal Rules of Bankruptcy Procedure, as amended, together with local rules adopted by the Bankruptcy Court, or such similar rules as may be in effect from time to time in the Bankruptcy Court.

“Business Day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Charter Amendment” shall mean the Charter Amendment substantially in the form set forth in the Plan Supplement and as described in section 7.1 of the Plan.

“Claim” shall mean any claim against the Debtor as defined in the Bankruptcy Code which has not been disallowed by an order of the Bankruptcy Court or for which an order of disallowance of the Bankruptcy Court has been reversed on appeal by a Final Order of an appellate court.

“Class” shall mean any group of holders of Claims or Interests as specified in Article III of the Plan.

“Common Stock” shall mean all shares of MTS’ Common Stock, no par value, issued and outstanding immediately subsequent to the Effective Date.

“Confirmation Date” shall mean the date on which the Confirmation Order is entered.

“Confirmation Order” shall mean the order entered by the Bankruptcy Court confirming the Plan in accordance with the provisions of Chapter 11 of the Bankruptcy Code.

“Debtors” shall mean, collectively, Tower Records, Incorporated, a Delaware corporation; MTS, Incorporated, a California corporation; Three A’s Holdings, L.L.C., a Delaware limited liability company; 8775 Sunset, Inc., a California corporation; Columbus & Bay, Inc., a California corporation; Jeremy’s Holdings, LLC, a Delaware limited liability company; R.T. Records, Incorporated, a California corporation; Tower Direct LLC, a Delaware limited liability company; 33rd Street Records, Incorporated, a Delaware corporation; T.R. Services, Incorporated, a California corporation; Ireland TR, Incorporated, a California corporation; Pipernick Corp., a Delaware corporation; TR Argentina, Incorporated, a California corporation; TR Israel, Incorporated, a California corporation; TR Mexico, Incorporated, a California corporation; Tower Graphics, Incorporated, a California corporation; and, from and after the Effective Date, shall include any successor to the Debtors under the Plan.

“Disputed Claim” or “Disputed Interest” shall mean, respectively, any Claim or Interest which on or by the Effective Date (i) is the subject of an objection filed by the Debtors or any other party in interest and which objection has not been withdrawn or overruled by Final Order or (ii) has been disallowed by a Final Order.

“Effective Date” shall mean the Business Day selected by the Debtors on which the conditions in section 10.1 of the Plan have been satisfied or waived in accordance with that section.

“Employment Agreement” shall mean that Employment Agreement dated on or about October 24, 2003 by and between MTS and R. Solomon.

“Escrow Agreement” shall mean the Escrow Agreement substantially in the form set forth in the Plan Supplement and described in section 5.2 of the plan, which agreement shall provide, among other things, that two thirds of each executing holder’s Interests in MTS shall be placed in escrow and shall be released under the following conditions:  (i) twenty-five percent (25%) of the amount of such Interests originally placed into escrow to such holder on each of the four anniversaries following the Effective Date; and (ii) one hundred percent (100%) of the amount of such Interests held in escrow at any given time (a) to MTS (subject to payment of a nominal purchase price to such holder) on triggering the conditions provided therefor in the Escrow Agreement, including if R. Solomon is fired “for cause” or resigns without “good reason” (in each case as defined in the Employment Agreement) or (b) to the holder of such Interests on triggering the conditions provided therefor in the Escrow Agreement, including the death or disability of R. Solomon (as determined by the Employment Agreement) or the occurrence of a “Change of Control” by MTS (as determined by the Employment Agreement).

“Executory Contract” shall mean an executory contract or unexpired lease described in Bankruptcy Code section 365.

“Final Order” shall mean an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction, entered on the docket of such court, that has not been reversed, rescinded, stayed, modified or amended, that is in full force and effect, and with respect to which:  (a) the time to appeal, seek review or rehearing, or petition for certiorari has expired and no timely filed appeal or petition for review, rehearing, remand or certiorari is pending; or (b) any appeal taken or petition for certiorari filed has been resolved by the highest court to which the order or judgment was appealed or from which review, rehearing or certiorari was sought.

“General Unsecured Claim” shall mean any Unsecured Claim against the Debtor classified in Class 3.

“Governance Agreement” shall mean the Governance Agreement substantially in the form set forth in the Plan Supplement and described in section 13.5 of the plan, which agreement shall provide, among other things, that prior to a Change of Control (as defined in the Governance Agreement), (i) TRI will be entitled to designate one director of MTS so long as (a) TRI holds no less than 7.5% of the fully diluted shares of Common Stock (treating, for this purpose, shares held in escrow pursuant to the Escrow Agreement as being held by TRI) and (b) R. Solomon and the Solomon Interests hold all of the shares of TRI, (ii) the other stockholders will be entitled to designate the remaining directors, (iii) the parties entitled to designate any director would also have the right to remove such director and designate his or her replacement, and (iv) the holders of Common Stock shall be prevented from transferring the Common Stock except upon the terms set forth in the Governance Agreement, which shall include a provision requiring that any transferee agree to be bound by the provisions thereof.

“Impaired” shall mean, with respect to any Claim, Interest or Class, the condition or effects described in section 1124 of the Bankruptcy Code.

“Interest” shall mean any rights of holders of issued and outstanding shares of common stock, preferred stock or other equity securities of the Debtors in respect thereof.

“Lock-Up Agreement” shall mean that Lock-Up Agreement dated as of September 30, 2003 by and among MTS, Incorporated; the Consenting Holders (as defined therein); Tower Records, Incorporated as the sole shareholder of the Company; the Russell Solomon Trust, the Michael T. Solomon 1994 Trust, the David Solomon 1994 Trust, the Andrew Solomon Trust and the Aaron O. Solomon Trust, Michael Solomon and David Solomon; and Mr. Russell Solomon.

“M&A Transaction” shall have the meaning given such term in Section 7.8.

“M&A Transaction Documents” shall have the meaning given such term in Section 7.8.

“MTS” shall mean MTS, Incorporated, a California corporation.

“New Notes” shall mean those “New Notes” in the aggregate principle amount of $30 million to be issued by MTS pursuant to the Plan.  The New Notes shall be governed by a New Indenture on terms and conditions substantially similar to the Old Indenture, which shall provide, among other provisions and events of default customary and reasonably acceptable to MTS, the following:  (i) the New notes shall be unsecured indebtedness of the Company subject to subordination only in favor of Senior Indebtedness (as defined in the Indenture); (ii) the New Notes shall bear interest at 2.0% per annum payable in cash, plus (a) at the option of MTS, either (1) 8.0% per annum payable in cash, or (2) 10.0% per annum to be capitalized as principal, interest payable semi-annually; (iii) the New Notes shall provide for mandatory redemption upon consummation of a merger or acquisition transaction or upon a Change of Control (as defined in the New Indenture); (iv) MTS shall register the New Notes within thirty (30) days after the Effective Date, unless directed otherwise by holders holding in the aggregate at least 85% of the face amount of the New Notes; and (v) the New Notes shall bear legends and transfer restrictions required by Section 144A of the Securities Act.

“New Indenture” or shall mean the Indenture relating to the New Notes.

“New Indenture Trustee” shall mean Bank of New York, N.A., as trustee under the New Indenture.

“Noteholder Committee” shall mean the ad hoc committee of certain holders of the Old Notes formed on or about May, 2003 as such may be constituted from time to time.

“Old Indenture” or “Indenture” shall mean the Indenture dated as of April 23, 1998 relating to the Old Notes.

“Old Indenture Trustee” shall mean US Bank, N.A. as trustee under the Old Indenture.

“Old Note Distribution” shall mean (i) the New Notes and (ii) an aggregate of 8,500,000 shares of Common Stock (constituting 85% of the Common Stock outstanding after the Effective Date).

“Old Notes” or “Notes” shall mean MTS’ $110,000,000 9-3/8% Senior Subordinated Notes due 2005.

“Petition Date” shall mean the date on which the petition was filed to commence the Reorganization Case.

“Plan” or “Prepackaged Plan” shall mean this Joint Plan of Reorganization and the schedules and appendices hereto, either in their present form or as altered, amended or modified from time to time.

“Plan Supplement” shall mean the Plan Supplement described in section 1.3 of the Plan.

“Prepetition Professional Claims” shall mean the Claims of certain professionals, including lawyers, accountants, investment bankers and financial advisors, for services rendered or charges incurred prior to the Petition Date to or for the benefit of the Debtors or pursuant to an arrangement whereby the Debtors had agreed to pay the costs of such services or charges.  Prepetition Professional Claims shall include, without limitation, Claims for any Success Fees.

“Priority Claim” shall mean a Claim for an amount entitled to priority under section 507(a) of the Bankruptcy Code, other than an Administrative Claim or a Priority Tax Claim.

“Priority Tax Claim” shall mean a Claim for an amount entitled to priority under section 507(a)(8) of the Bankruptcy Code.

“Pro Rata Share” shall mean, with respect to each holder of an Allowed Claim or an Allowed Interest in a given Class or Classes entitled to a distribution, the product of the total consideration of a given nature (measured in number of shares with respect to Common Stock and dollar amount with respect to New Notes) to be distributed to such holders multiplied by a fraction (i) the numerator of which is the dollar amount of said holder’s Allowed Claim in the Class in which it is classified or the amount of shares constituting said holder’s Allowed Interest in the Class in which it is classified and (ii) the denominator of which is the aggregate dollar amount of all Allowed Claims or the aggregate number of shares constituting all of the Allowed Interests in all such Class or Classes entitled to such distribution.

“R. Solomon” shall mean Mr. Russell Solomon.

“Record Date” shall mean November 13, 2003 or such other date as the Bankruptcy Court may order, for cause, after notice and a hearing pursuant to the Bankruptcy Code.

“Reorganization Case” shall mean the Debtors’ cases under Chapter 11 of the Bankruptcy Code.

“Representative Committees” shall mean the official committee of unsecured creditors, if any, as well as any other committee of holders of Claims or Interests, appointed in the Reorganization Case by the U.S. Trustee pursuant to Bankruptcy Code section 1102, as well as the Trade Committee and the Noteholder Committee.

“Scheduled Employees” shall mean those current and former employees of the Debtors listed on Schedule 2 to the Lock-Up Agreement.

“Secured Claim” shall mean a Claim secured by a valid and unavoidable lien on or security interest in property of the Debtors, to the extent of the value of such lien or security interest.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Series A Common Stock” shall mean MTS’ Series A Common Stock, no par value.

“Series B Common Stock” shall mean MTS’ Series B Common Stock, no par value.

“Separation Agreement” shall mean that Separation Agreement dated as of September 30, 2003 by and between MTS and M. Solomon.

“Solomon Interests” shall mean, collectively, the Russell Solomon Trust, the Michael T. Solomon 1994 Trust, the David Solomon 1994 Trust, the Andrew Solomon Trust and the Aaron O. Solomon Trust, Michael Solomon and David Solomon.

“Trade Claim” shall mean any Unsecured Claim against the Debtors arising from (a) the delivery of goods or services in the ordinary course of business or (b) insurance-related services (including, without limitation, insurance premiums).  “Trade Claim” excludes, without limitation, Claims (i) arising under sections 502(g) and 502(e) of the Bankruptcy Code, (ii) of the type described in section 726(a)(4) of the Bankruptcy Code, (iii) arising from financial or professional services rendered to the Company, including without limitation any such services as may have been provided by employees, officers or directors of the Company, or (iv) arising in tort for personal injury or property loss.

“Trade Committee” shall mean the ad hoc committee of certain holders of Trade Claims formed on or about May, 2003 as such may be constituted from time to time.

“TRI” shall mean Tower Records, Incorporated, a Delaware corporation.

“Unsecured Claim” shall mean a Claim to the extent of the amount of such Claim that (i) is not secured by any valid and unavoidable lien on or security interest in property of the Debtors or (ii) is greater than the value of any valid and unavoidable lien on or security interest in property of the Debtors that secures such Claim.  Notwithstanding the foregoing, “Unsecured Claim” shall not include any Claim that is an Administrative Claim, Priority Claim or Priority Tax Claim.

EXHIBIT D

CONFIDENTIAL INFORMATION

EXHIBIT E

CONFIDENTIAL INFORMATION

EXHIBIT F

FORM OF GOVERNANCE AGREEMENT

GOVERNANCE AGREEMENT (this “Agreement”) dated as of                 , 2003, among MTS, INCORPORATED, a California corporation (the “Company”), TOWER RECORDS, INCORPORATED, a Delaware corporation (“Tower”), and the holders of the Company’s Common Stock, no par value (the “Common Stock”) set forth on the signature pages hereto (the “Holders”).

WHEREAS, Tower, the Company and the Holders are parties to that certain Lock-Up Agreement (the “Lock-Up Agreement”) dated September 30, 2003, which contemplates a restructuring of the debt and equity of the Company (the “Restructuring”); and

WHEREAS, it is a condition to the closing of the Restructuring that Tower, the Company and the Holders enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto (individually a “Party” and together, the “Parties”) agree as follows:

Section 1.      Voting Agreement.

(a)           Voting Agreement.  From and after the date of this Agreement, Tower and each Holder agrees to vote the shares of Common Stock held by such Party in accordance with this Agreement, whether at an annual or special meeting of the Company, whether by written consent, proxy or otherwise, and whether or not at an adjourned meeting.  The Company, Tower and each of the Holders shall do all things necessary within its control to give effect to this Section 1.  For the purposes of this Agreement, the designation, approval, consent or other action of the Holders shall mean the designation, approval, consent or other action of the Holders of a majority of the shares of Common Stock held by all Holders.

(b)           Election of Directors.  In any election of directors of the Company, Tower and the Holders shall vote all shares of Common Stock owned by them for nomination and the election to the Board of one director designated by Tower (the “Solomon Designee”) and four directors designated by the Holders (the “Holders Designees”).

(c)           Removal; Vacancies.  The Holders shall have the right to remove any of the Holders Designees at any time and, in the event of any such removal or in the event of the death, incapacity or resignation of a Holders Designee, designate a nominee to replace such Holders Designee.  Tower shall have the right to remove the Solomon Designee at any time and, in the event of such removal or in the event of the death, incapacity or resignation of the Solomon Designee, designate a nominee to replace the Solomon Designee.  Each Holder, solely in such capacity, agrees to oppose any attempt to remove the Solomon Designee at any annual or special meeting of the Board or shareholders of the Company or otherwise, unless such removal is directed by Tower.  Tower agrees to oppose any attempt to remove any Holders Designees at any annual or special meeting of the Board or shareholders of the Company or otherwise, unless such removal is directed by the Holders.

(d)           Restriction on Transfer; Legend.  Neither Tower nor any Holder shall sell, assign, pledge, encumber, give away or otherwise transfer (“Transfer”) its respective shares of Common Stock unless the transferee becomes bound by the provisions of this Agreement.  Any purported Transfer that does not comply with this Section 1(d) shall be void and of no effect.  Each certificate representing shares of Common Stock shall be endorsed by the Company with a legend reading substantially as follows:

“The shares evidenced hereby are subject to a Governance Agreement (a copy of which may be obtained upon written request from the Company), and by accepting any interest in such shares the person accepting such interest shall be deemed to agree to and shall become bound by all the provisions of said Governance Agreement.”

(e)           Grant of Proxy.  Should the provisions of this Agreement be construed to constitute the granting of proxies, such proxies shall be deemed coupled with an interest and are irrevocable for the term of this Agreement.

(f)            Termination.  This Section 1 shall terminate and have no further force or effect (i) upon a Change of Control, or (ii) if Tower at any time holds less than 7.5% of the fully diluted shares of Common Stock (for this purpose, treating any Restricted Shares (as defined in that certain Restricted Stock Agreement of even date herewith between the Company and Tower) as being held by Tower), or (iii) if at any time Russell Solomon and the Solomon Interests (as defined in the Lock-Up Agreement) do not hold all of the outstanding shares of capital stock of Tower.  For purposes of this Section 1(f), “Change of Control” means any transaction or series of transactions as a result of which any person or group of persons (within the meaning of Section 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended) acquires beneficial ownership, directly or indirectly, of at least 50% of the outstanding shares of common stock of the Company, and any merger, consolidation or business combination to which the Company is a party as a result of which the shareholders of the Company immediately prior to such transaction cease to hold at least 50% of the outstanding voting stock of the surviving entity.

Section 2.      Notices.

(a)           Any notice or other communication to be given hereunder will be in writing and will be deemed sufficient if (i) mailed by United States certified mail, return receipt requested, (ii) sent by nationally recognized overnight courier, (iii) sent by facsimile (with confirmation), or (iv) delivered in person, in each case, at the address set forth below, or such other address as a Party may provide to the other in accordance with the procedure for notices set forth in this Section 2.  Any notice or other communication so delivered will constitute valid notice under this Agreement and will be deemed to have been received (A) on the fifth business day after the date of deposit in the United States mail, (B) on the next business day after the date when sent in the case of delivery by nationally recognized overnight courier, (C) upon receipt by the sender of confirmation of delivery if sent by facsimile prior to 5 p.m. local time on a business day and otherwise on the next business day, and (D) on the day of actual delivery in the case of personal delivery if delivered on a business day and otherwise on the next business day.

If to the Company:

MTS, Incorporated

2500 Del Monte Street

West Sacramento, California 95691

Facsimile:  (916) 373-3012

Attention:  [                 ]

If to Tower:

Tower Records, Incorporated

2500 Del Monte Street

West Sacramento, California 95691

Facsimile:  (916) 373-3012

Attention:  [Russell Solomon]

If to the Holders:

Akin Gump Strauss Hauer & Feld LLP

2029 Century Park East, Suite 2400

Los Angeles, CA  90067

Facsimile:  (310) 229-1001

Attention:  Peter J. Gurfein, Esq.

Section 3.      General Provisions.

(a)           Assignment.  Any Holder may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement in conjunction with a contemporaneous Transfer of Common Stock and in compliance with the terms of this Agreement (provided that it shall be a condition to such Transfer that the transferee become bound by the provisions of this Agreement if this Agreement expressly so requires).  Except as set forth in the preceding sentence, neither this Agreement nor any right or benefit of any Party hereunder may be assigned or transferred by such Party without the prior written consent of all other Parties.

(b)           Amendment; Waiver.  No provision in this Agreement may be amended unless such amendment is agreed to in writing and signed by each of the Parties.  No waiver by any Party of any breach by any other Party of any condition or provision contained in this Agreement to be performed by such other Party shall be deemed a waiver of a similar or dissimilar condition or provision at the same or any prior or subsequent time.  Any waiver must be in writing and signed by the waiving Party or Parties.

(c)           Governing Law.  This Agreement will be governed by and construed and interpreted in accordance with the laws of the State of California without reference to principles of conflict of laws.  Any action or proceeding against the Parties relating in any way to this Agreement may be brought and enforced in the courts of the State of California or the United States District Court for the Central District of California, to the extent subject matter jurisdiction exists therefor, and the Parties irrevocably submit to the non-exclusive jurisdiction of both such courts in respect of any such action or proceeding.  The Parties irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to the laying of venue of any such action or proceeding in the courts of the State of California or the United States District Court for the Central District of California and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.  Each Party further agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address in accordance with Section 2 shall be effective service of process for any action or proceeding with respect to any matters to which it has submitted to jurisdiction pursuant to this Section 3(c).

(d)           Waiver of Jury Trial.  Each Party irrevocably waives all rights to trial by jury in any action or proceeding brought to enforce or defend any rights or remedies under this Agreement.

(e)           Specific Performance.  The Parties agree that monetary damages would not adequately compensate an injured Party for the breach of this Agreement by any Party and that this is Agreement shall be specifically enforceable and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order.

(f)            No Liability for Election of Designated Directors.  Neither the Company, Tower, any Holder, nor any officer, director, stockholder, partner, employee or agent of such Party, makes any representation or warranty as to the fitness or competence of the designee of any Party hereunder to serve on the Board by virtue of such Party’s execution of this Agreement or by the act of such Party in voting for such nominee pursuant to this Agreement.

(g)           Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, and such invalid, void or otherwise unenforceable provision will be null and void.  It is the intent of the Parties, however, that any invalid, void or otherwise unenforceable provisions be automatically replaced by other provisions which are as similar as possible in terms to such invalid, void or otherwise unenforceable provisions but are valid and enforceable to the fullest extent permitted by law.

(h)           Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

(i)            Further Assurances.  Each Party agrees to execute and deliver all such further instruments and do all such further acts as may be reasonably necessary or appropriate to effectuate this Agreement.

(j)            Headings.  The headings of the sections contained in this Agreement are for convenience only and will not be deemed to control or affect the meaning or construction of any provision of this Agreement.

(k)           Entire Agreement.  This Agreement, together with the Lock-Up Agreement, contains the entire understanding and agreement between the Parties concerning the subject matter hereof and supersede all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, between the Parties with respect thereto.

(l)            Interpretations.  Neither this Agreement nor any uncertainty or ambiguity herein will be construed or resolved against any Party, whether under any rule of construction or otherwise.  No Party will be considered the draftsman.

(m)          Counterparts.  This Agreement may be executed in any number of counterparts, each of which will be an original, and all such counterparts will constitute one and the same Agreement, binding on all the Parties notwithstanding that all the Parties are not signatories to the same counterpart.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

MTS, INCORPORATED

By:
Name:
Title:

TOWER RECORDS, INCORPORATED

By:
Name:
Title:

AIG ANNUITY INSURANCE COMPANY (formerly American General Annuity Insurance Company)
AMERICAN GENERAL LIFE INSURANCE COMPANY
MERIT LIFE INSURANCE CO.
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
THE VARIABLE ANNUITY LIFE INSURANCE COMPANY
YOSEMITE INSURANCE COMPANY

By:	AIG Global Investment Corp.,
Investment Adviser

By:
Name:
Title:

VALIC COMPANY II STRATEGIC BOND FUND
VALIC COMPANY II HIGH YIELD BOND FUND

By:	AIG Global Investment Corp.,
Investment Sub-Adviser

By:
Name:
Title:

AMERICAN GENERAL CBO 1998-1 LTD.

By:	AIG Global Investment Corp.,
Collateral Manager

By:
Name:
Title:

BARCLAYS BANK, PLC

By:
Name:
Title:

DLJ CBO, LTD.

By:	Credit Suisse Asset Management
Investment Adviser

By:
Name:
Title:

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By:	Highland Capital Management, L.P.
As General Partner

By:
Name:
Title:

CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

By:	Highland Capital Management, L.P.
As Authorized Representatives of the Board

By:
Name:
Title:

PAMCO CAYMAN, LTD.

By:	Highland Capital Management, L.P.
As Collateral Manager

By:
Name:
Title:

ML CBO IV (CAYMAN), LTD.

By:	Highland Capital Management, L.P.
As Collateral Manager

By:
Name:
Title:

PAM CAPITAL FUNDING, LTD.

By:	Highland Capital Management, L.P.
As Collateral Manager

By:
Name:
Title:

BEAR, STEARNS & CO., INC.

By:	Lonestar Partners LP

By:
	Name:	Jerome L. Simon
	Title:	Manager – Lonestar Capital
Management LLC, General Partner

TRIUMPH CAPITAL

By:	Muzunich & Co., Inc.

By:
Name:
Title:

POST OPPORTUNITY FUND, LP
THE OPPORTUNITY FUND, LLC
MW POST OFFSHORE OPPORTUNITIES FUND, LTD.
STATE OF SOUTH DAKOTA RETIREMENT SYSTEM
DB DISTRESSED OPPORTUNITIES FUND, LTD.
SPRUGOS INVESTMENTS IV, LLC
SPHINX DISTRESSED FUND, SPC
MW POST PORTFOLIO FUND, LP
POST TOTAL RETURN FUND, LP
LEVINE INVESTMENTS, LP

By:	MW Post Advisory Group, LLC
As Investment Manager

By:
Name:
Title:

EXHIBIT G

Consolidated Liquidation Analysis under Chapter 7

Set forth below is a liquidation analysis of the Debtors, assuming a hypothetical Chapter 7 liquidation in which a court-appointed trustee would liquidate the assets of the Debtors.  The liquidation analysis has been prepared solely for purposes of estimating the proceeds available in a Chapter 7 liquidation of the Debtors to illustrate that the Prepackaged Plan meets the “Best Interest” test and provides at least equal or greater value to all impaired classes of creditors and equity interest holders than would be provided in a hypothetical conversion to a Chapter 7 liquidation.  Nothing contained in these valuations is intended to or may constitute a concession by, or admission of, the Debtors for any other purposes.

Underlying this analysis are a number of estimates and assumptions that are inherently subject to significant uncertainties and contingencies, many of which would be beyond the control of the Debtors and any Chapter 7 trustee.  Accordingly, there can be no assurance that the values assumed in the following analysis would be realized if the Debtors were, in fact, liquidated.  In addition, any liquidation that would be undertaken would necessarily take place in future circumstances that cannot presently be predicted.

The principal assumptions used in this liquidation analysis are set forth in the footnotes to the analysis.

The liquidation analysis represents the Debtors’ best estimates of liquidation values based upon conversion of the Reorganization Case to a Chapter 7 liquidation case.  Such estimates are predicated upon circumstances which may result in values realized in a hypothetical liquidation being greater or less than those estimated in the liquidation analysis.  Variance from the estimates may be caused by the following:

a)              The Debtors developed their estimates of recovery percentages assuming three scenarios.  The first, a lower recovery scenario, assumes a quick sale of assets.  The second, a higher recovery scenario, assumes an orderly liquidation of assets over a more extended time frame.  The Debtors then determined the average estimated asset recovery value between these two scenarios for use as a mid point. There can be no assurance, however, as to the exact timing of the liquidation or the recoveries that would ultimately be available from the process.

b)             Nature and timing of sales prices – Under Section 704 of the Bankruptcy Code, an appointed trustee must, among other duties, collect and convert the property of the estate as expeditiously as is compatible with the best interests of the parties-in-interest.  The liquidation analysis assumes that there would be pressure to complete a rapid sale and wind-down process.  The need to quickly convert property to cash may have an adverse impact on the proceeds realized from the disposition of the Debtors’ assets.

c)              Discount factor applied to assets – The precise discount to attribute to assets in a Chapter 7 case proceeding cannot be computed on the basis of any known empirical data.  Accordingly, for purposes of the liquidation analysis, assets were valued based on the Debtors’ best estimates, which would vary on an asset to asset basis.

d)             It is possible that a conversion to a Chapter 7 proceeding could result in liquidation expenses being greater or less than the estimated amount.  Such expenses are, in part, dependent on the duration of the liquidation.

G-1

MTS, Incorporated, et al.

Hypothetical Orderly Liquidation Analysis

Summary of Significant Liquidation Analysis Notes and Assumptions

As of July 31, 2003

			Recovery %			Estimated Recovery
	Book Value		Low	Mid	High	Low	Mid	High
Current Assets
Cash	4,425,383		100.0%	100.0%	100.0%	4,425,383	4,425,383	4,425,383
Credit Card Receivables	1,409,210		85.0%	90.0%	95.0%	1,197,828	1,268,289	1,338,749
Accounts Receivable	2,453,169	(1)	40.0%	45.0%	50.0%	981,268	1,103,926	1,226,584
Bayside Returned Inventory	3,300,940	(1)	10.0%	15.0%	20.0%	330,094	495,141	660,188
Merchandising Inventories	151,147,022	(2)	42.2%	47.2%	52.2%	63,855,913	71,355,913	78,855,913
Supply Inventories	3,375,649		0.0%	2.5%	5.0%	—	84,391	168,782
Prepaid Expenses	1,836,915		0.0%	0.0%	0.0%	—	—	—
Other Current Assets	940,282		0.0%	0.0%	0.0%	—	—	—
Total Current Assets	167,948,289					70,790,486	78,733,043	86,675,600

Real Estate Assets, net	21,841,556	(3)	109.9%	128.2%	137.4%	24,000,000	28,000,000	30,000,000
Fixed Assets, net	71,325,294		1.4%	4.2%	7.0%	1,000,000	3,000,000	5,000,000
Other Assets	8,524,567	(4)	23.5%	46.9%	70.4%	2,000,000	4,000,000	6,000,000

Total Assets	269,639,705					97,790,486	113,733,043	127,675,600

Chapter 7 Liquidation Expense
Corporate Overhead / Winddown			5.0%	6.0%	7.0%	(4,668,255)	(6,558,460)	(8,627,515)
Professional Fees						(3,000,000)	(4,000,000)	(5,000,000)
Trustee Fees			2.5%	2.8%	3.0%	(2,334,128)	(3,005,961)	(3,697,507)
Net Chapter 7 Recovery						87,788,103	100,168,623	110,350,578

Secured Claims
Senior Line of Credit	59,090,063		100.0%	100.0%	100.0%	59,090,063	59,090,063	59,090,063
Term Loan	25,126,389		84.1%	100.0%	100.0%	21,132,548	25,126,389	25,126,389
Other Secured Debt	7,565,492	(5)	100.0%	100.0%	100.0%	7,565,492	7,565,492	7,565,492
Total Secured Claims	91,781,944					87,788,103	91,781,944	91,781,944

Total Available for Distribution to Senior / Priority Claims						—	8,386,679	18,568,634

Other Senior / Priority Claims
Reclamation Claims	9,000,000		0.0%	93.2%	100.0%	—	8,386,679	9,000,000
Priority Tax Claims	2,580,643		0.0%	0.0%	100.0%	—	—	2,580,643
Total Other Senior Claims	11,580,643					—	8,386,679	11,580,643

Total Available for Distribution to Unsecured Claims						—	—	6,987,991

Unsecured Claims
Senior Subordinated Notes	117,734,375		0.0%	0.0%	2.7%	—	—	3,217,906
Trade Payables	98,945,360		0.0%	0.0%	2.7%	—	—	2,704,366
Lease Rejection Claims	30,000,000	(6)	0.0%	0.0%	2.7%	—	—	819,958
Other General Unsecured Claims	8,991,733		0.0%	0.0%	2.7%	—	—	245,762
Total Unsecured Claims	255,671,468					—	—	6,987,991

Total Available for Distribution to Equity						—	—	—

Footnotes

(1)                    Accounts receivable reduced by $3.3 million from $5.7 million to $2.4 million on account of merchandise returns to Bayside from customers.  Merchandise inventory increased by $3.3 million from $151.1 million to $154.4 million on account of such returns

(2)                    High based on CIT borrowing base formula for July 31, 2003.  Low based on CIT borrowing base formula less $15.0 million minimum availability threshold.  Use of these recovery levels are intended for the purposes of this analysis only and the Debtors reserve their rights to dispute CIT’s borrowing base calculation.

(3)                    Includes $24 million to $30 million in proceeds from the sales of owned real estate

(4)                    Represents that estimated value of the “Tower” trademark

(5)                    Secured by the Bayside distribution facility and other various collateral.  Includes approximately $1.7 million in lease rejection claims associated with the Glasgow location which are secured by cash deposits

(6)                    Estimated assuming no mitigation of claims

G-2

EXHIBIT H

Form of the New Indenture

INDENTURE

DATED AS OF             , 2004

BETWEEN

MTS, INCORPORATED, AS ISSUER,

AND

THE BANK OF NEW YORK

AS TRUSTEE

$30,000,000

SENIOR SUBORDINATED NOTES DUE 2009

NOTE:  This Table of Contents shall not, for any purpose, be deemed to be a part of this Indenture.

CROSS-REFERENCE TABLE

TRUST INDENTURE ACT SECTION		INDENTURE SECTION

Section 310	(a) (1)	7.10
	(a) (2)	7.10
	(a) (3)	N.A.
	(a) (4)	N.A.
	(a) (5)	7.08, 7.10
	(b)	7.08; 7.10; 11.02
	(c)	N.A.
Section 311	(a)	7.11.
	(b)	7.11
	(c)	N.A.
Section 312	(a)	2.05
	(b)	11.03
	(c)	11.03
Section 313	(a)	7.06
	(b) (1)	N.A.
	(b) (2)	7.06
	(c)	7.06; 11.02
	(d)	7.06
Section 314	(a)	4.09; 4.11; 11.02
	(b)	N.A.
	(c) (1)	11.04
	(c) (2).	11.04
	(c) (3).	N.A.
	(d)	N.A.
	(e)	11.05
Section 315	(a).	7.01(b)
	(b)	7.05; 11.02
	(e)	6.11
Section 316	(a)(last sentence)	2.09
	(a) (1) (A)	6.05
	(a) (1) (E)	6.04
	(c)	9.04
Section 317	(a)(1)	6.08
	(a) (2)	6.09
	(b)	2.04
Section 318	(a)	11.01

N.A. means Not Applicable.

NOTE:  This Cross-Reference Table shall not, for any purpose, be deemed to be a part of this Indenture.

INDENTURE dated as of          , 2004, between MTS INCORPORATED, a California corporation (the “COMPANY”), and THE BANK OF NEW YORK, a New York banking corporation, as trustee (the “TRUSTEE”).

The Company has duly authorized the creation of an issue of Senior Subordinated Notes due 2009, such Securities to be issued initially in connection with the exchange (the “EXCHANGE OFFER”) of certain 9 3/8% Senior Subordinated Notes due 2005 (collectively the “OLD SECURITIES”) issued by the Company pursuant to an indenture dated April 23, 1998 (as amended and supplemented, the “OLD INDENTURE”) and, to provide therefor, the Company has duly authorized the execution and delivery of this Indenture.  All things necessary to make the Securities, when duly issued and executed by the Company, and authenticated and delivered hereunder, the valid obligations of the Company, and to make this Indenture a valid and binding agreement of the Company, have been done.

Each party hereto agrees as follows for the benefit of each other party and for the equal and ratable benefit of the Holders of the Securities:

ARTICLE ONE

DEFINITIONS AND INCORPORATION BY REFERENCE

SECTION 1.01                       DEFINITIONS.

“ACCELERATION NOTICE” has the meaning provided in Section 6.02.

“ACQUIRED INDEBTEDNESS” means Indebtedness of a Person (a) assumed in connection with an Acquisition from such Person, or (b) existing at the time such Person becomes a Restricted Subsidiary of the Company or is merged or consolidated with or into the Company or any Restricted Subsidiary of the Company, in each case other than Indebtedness of the Acquired Person actually repaid concurrent with any such transaction.

“ACQUIRED PERSON” means, with respect to any specified Person, any other Person which merges with or into or becomes a Subsidiary of such specified Person.

“ACQUISITION” means: (i) any capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) by the Company or any Restricted Subsidiary of the Company to any other Person, or any acquisition or purchase of Equity Interests of any other Person by the Company or any Restricted Subsidiary of the Company, in either case pursuant to which such Person shall become a Restricted Subsidiary of the Company or shall be consolidated with or merged into the Company or any Restricted Subsidiary of the Company or (ii) any acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person which constitute substantially all of a division, operating unit or line of business of such Person.

“ADDITIONAL RESTRICTED SUBSIDIARIES” has the meaning specified in Section 2.01(b).

“ADDITIONAL SECURITIES” has the meaning specified in Section 2.01(a).

 “AFFILIATE” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.  Unrestricted Subsidiaries of the Company shall be deemed Affiliates of the Company.

“AFFILIATE TRANSACTION” has the meaning provided in Section 4.09.

“AGENT” means any Registrar, Paying Agent or co-Registrar.

“APPLICABLE PROCEDURES” means, with respect to any transfer or exchange of or for beneficial interests in any Global Security, the rules and procedures of the Depository, Euroclear and Clearstream that apply to such transfer or exchange.

“ASSET SALE” means any direct or indirect sale, conveyance, transfer, lease (that has the effect of a disposition) or other disposition (including, without limitation, any merger or consolidation) to any Person other than the Company or a Restricted Subsidiary, in one transaction or a series of related transactions, of: (i) any Equity Interest of any Restricted Subsidiary of the Company (other than directors’ qualifying shares, to the extent mandated by applicable law); (ii) any assets of the Company or any Restricted Subsidiary of the Company which constitute substantially all of a division, operating unit or line of business of the Company or any Restricted Subsidiary of the Company; or (iii) any other property or asset of the Company or any Restricted Subsidiary of the Company outside of the ordinary course of business (including the receipt of proceeds paid on account of the loss of or damage to any property or asset and awards of compensation for any asset taken by condemnation, eminent domain or similar proceedings). For the purposes of this definition, the term “Asset Sale” shall not include (a) any transaction consummated in compliance with Section 5.01 and the creation of any Lien not prohibited by Section 4.07; (b) sales of property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Company or any Restricted Subsidiary of the Company, as the case may be; (c) any transaction consummated in compliance with Section 4.05; (d) a transfer of assets from the Company to a Restricted Subsidiary, from a Restricted Subsidiary to the Company or from a Restricted Subsidiary to another Restricted Subsidiary; and (e) transfers of Cash Equivalents.  In addition, solely for purposes of Section 4.06, any sale, conveyance, transfer, lease or other disposition of any property or, asset, whether in one transaction or a series of related transactions, involving assets with a Fair Market Value not in excess of $2.0 million in any fiscal year, shall be deemed not to be an Asset Sale.  For purposes of this definition, “ordinary course of business” shall be deemed to include, without limitation, (i) the sale of rental inventory, consistent with past practices, (ii) the closure of a store and (iii) sales of assets in connection with the Company’s restructuring plans.

“ASSET SALE OFFER” has the meaning set forth in the second paragraph of Section 4.06.

“ATTRIBUTABLE INDEBTEDNESS” in respect of a sale and lease-back transaction means, as at the time of determination, the present value (discounted according to GAAP at the cost of indebtedness implied in the lease) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such sale and lease-back transaction (including any period for which such lease has been extended).

“BANKRUPTCY LAW” has the meaning provided in Section 6.01.

“BOARD OF DIRECTORS” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board of Directors.

“BOARD RESOLUTION” means, with respect to any Person, a duly adopted resolution of the Board of Directors of such Person.

“BUSINESS DAY” means any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York or Los Angeles, California are not required to be open.

“CAPITAL LEASE OBLIGATION” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP; PROVIDED that liabilities in respect of real property leases shall not be deemed Capital Lease Obligations regardless of their classification in accordance with GAAP.  The maturity of any Capital Lease Obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“CAPITAL STOCK” means: (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“CASH EQUIVALENTS” means:  (a) United States dollars, (b) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (c) certificates of deposit, time deposits and euro-dollar time deposits with maturities of not more than one year from the date of acquisition, bankers’ acceptances with maturities of not more than one year from the date of acquisition and overnight bank deposits, in each case with any lender party to the Credit Facilities or any Indebtedness Incurred as a refinancing of the Credit Facilities or with any commercial bank having capital and surplus in excess of $500.0 million, (d) repurchase obligations with a term of not more than thirty days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above, (e) commercial paper rated at least P-2 by Moody’s Investors Service, Inc. or at least A-2 by Standard & Poor’s Ratings Group with maturities of not more than 270 days from the date of acquisition, (f) readily marketable direct obligations issued by any State of the United States of America or any political subdivision thereof having maturities of not more than one year from the date of acquisition and rated at least A by Moody’s Investors Service, Inc. or A by Standard & Poor’s Ratings Group, (g) investment funds investing 95% of their assets in securities of the types described in clauses (a) through (f) above and (h) in the case of any Foreign Subsidiary, investments; (i) in direct obligations of the sovereign nation (or any agency thereof) in which such Foreign Subsidiary is organized and is conducting business or in obligations fully and unconditionally guaranteed by such sovereign nation (or any agency thereof) or (ii) of the type and maturity described in clauses (b) and. (c) above of foreign obligors, which Investment or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (h) other Investments which would constitute cash equivalents in accordance. with GAAP.

“CHANGE OF CONTROL” means the occurrence of any of the following events (whether or not approved by the Board of Directors of the Company):  (i) any Person (as such term is used in Sections 13(d) and 14(d) of the Exchange Act, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), is or becomes the “beneficial owner” (as defined in Rule 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have “beneficial ownership” of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of more than 50% of the total voting power of the then outstanding Voting Equity Interests of the Company; (ii) the Company consolidates with, or merges with or into, another Person (other than a Wholly Owned Restricted Subsidiary) or the Company or any of its Restricted Subsidiaries sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of the assets of the Company and its Restricted Subsidiaries (determined on a consolidated basis) to any Person (other than the Company or any Wholly Owned Restricted Subsidiary), other than any such transaction where immediately after such transaction the Person or Persons that “beneficially owned” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have “beneficial ownership” of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time) immediately prior to such transaction, directly or indirectly, a majority of the total voting power of the then outstanding Voting Equity Interests of the Company “beneficially own” (as so determined), directly or indirectly, a majority of the total voting power of the then outstanding Voting Equity Interests of the surviving or transferee Person; (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors at the beginning of such period of whose election or nomination for election was previously so approved, or who are Holders Designees (as such term is defined in the Governance Agreement) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or (iv) the company is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under Section 5.01.  For purposes of this definition, the creation of a holding company that does not involve a change in the beneficial ownership of the Company as a result of the transaction shall not constitute a Change of Control.

“CHANGE of CONTROL DATE” has the meaning provided in Section 4.13.

“CHANGE OF CONTROL OFFER” has the meaning provided in Section 4.13.

“CHANGE OF CONTROL PAYMENT DATE” has the meaning set forth in Section 4.13.

“CLEARSTREAM” means Clearstream Banking, société anonyme.

“COMPANY” means the Person named as the “Company” in the first paragraph of this Indenture until a successor shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Company” shall mean such successor.

“COMPANY REQUEST” or “COMPANY ORDER” means a written request or order signed in the name of the Company by (a) its President, Chief Executive Officer, a Vice President or Chief Financial officer and (b) its Treasurer, Secretary or an Assistant Secretary, and delivered to the Trustee.

“CONSOLIDATED COVERAGE RATIO” as of any date of determination means the ratio of:  (i) the aggregate amount of Consolidated EBITDA for the four quarter period of the most recent four consecutive fiscal quarters ending prior to the date of such determination (the “FOUR QUARTER PERIOD”) to (ii) Consolidated Interest Expense for such Four Quarter Period; PROVIDED, HOWEVER, that (1) if the Company or any Restricted Subsidiary of the Company has incurred any indebtedness since the beginning of such Four Quarter Period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such Four Quarter Period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such Four Quarter Period (PROVIDED that if such Indebtedness is revolving Indebtedness the amount thereof deemed to be incurred as of the first day of such Four Quarter Period shall be the average daily balance of such Indebtedness during the period since such revolving Indebtedness was initially incurred) and the discharge of any other Indebtedness repaid, repurchased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such Four Quarter Period, (2) if since the beginning of such Four Quarter Period the Company or any Restricted Subsidiary of the Company shall have made any Asset Sale, the Consolidated EBITDA for such Four Quarter Period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Sale for such Four Quarter Period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such Four Quarter Period and Consolidated Interest Expense for such Four Quarter Period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary of the company repaid, repurchased or otherwise discharged with respect to the Company and its continuing Subsidiaries in connection with such Asset Sale for such Four Quarter Period (or, if the Equity

Interests of any Restricted Subsidiary of the Company are sold, the consolidated Interest Expense for such Four Quarter Period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Subsidiaries are no longer liable for such indebtedness after such sale), (3) if since the beginning of such Four Quarter Period the Company or any Restricted Subsidiary of the Company (by merger or otherwise) shall have made an Investment in any Subsidiary of the Company (or any Person that becomes a Restricted Subsidiary of the Company) or an Acquisition, including any Acquisition occurring in connection with a transaction causing a calculation to be made hereunder, Consolidated EBITDA and Consolidated Interest Expense for such Four Quarter Period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such Four Quarter Period, (4) if since the beginning of such Four Quarter Period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary of the Company since the beginning of such Four Quarter Period) shall have made any Asset Sale or any Investment or Acquisition that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary of the Company during such Four Quarter Period, Consolidated EBITDA and Consolidated Interest Expense for such Four Quarter Period shall be calculated after giving pro forma effect thereto as if such Asset Sale, Investment or acquisition of assets occurred on, with respect to any Investment or Acquisition, the first day of such Four Quarter Period and, with respect to any Asset Sale, the day prior to the first day of such Four Quarter Period, (5) if since the beginning of such period the Company shall have received the proceeds of an Equity Offering, Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its Restricted Subsidiaries in connection with such receipt of proceeds of such Equity Offering for such period, and (6) Consolidated Interest Expense for any period prior to the Issue Date shall be calculated on a pro forma basis to include interest on the Securities and exclude both interest paid on the Old Securities under the Old Indenture and any interest paid on indebtedness repaid with the proceeds of the Company’s Japanese operations. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in accordance with Regulation S-X under the Securities Act as in effect on the date of such calculation.  If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any agreement under which Interest Rate Protection Obligations are outstanding applicable to such Indebtedness if such agreement under which such Interest Rate Protection Obligations are outstanding has a remaining term as at the date of determination in excess of 12 months); PROVIDED, HOWEVER, that the Consolidated Interest Expense of the Company attributable to interest on any Indebtedness Incurred under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the Four Quarter Period.

“CONSOLIDATED EBITDA” means, for any period, the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income:  (i) Consolidated Income Tax Expense for such period; (ii) Consolidated Interest

Expense for such period; (iii) Consolidated Non-cash Charges for such period, and (iv) consolidated restructuring and one-time charges, less all non-cash items increasing Consolidated Net Income for such period and gains from purchases of Indebtedness at a discount.

“CONSOLIDATED INCOME TAX EXPENSE” means, with respect to the Company for any period, the provision for Federal, state, local and foreign income taxes of the Company and its Restricted Subsidiaries for such, period as determined on a consolidated basis in accordance with GAAP.

“CONSOLIDATED INTEREST EXPENSE” means, with respect to the Company for any period, without duplication, the sum of: (i) the Interest expense of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount, (b) the net cost under Interest Rate Protection Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers, acceptance financing, (e) all capitalized interest and all accrued interest, (f) non-cash interest expense and (g) interest on Indebtedness of another Person that is guaranteed by the Company or any Restricted Subsidiary of the Company, (ii) preferred stock dividend requirements on the preferred stock described in clause (h) of the definition of Indebtedness and (iii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

“CONSOLIDATED NET INCOME” means, for any period, the consolidated net income (loss) of the Company and its Subsidiaries, PROVIDED, HOWEVER, that there shall not be included in such Consolidated Net Income:  (i) any net income (loss) of any Person that is not a Restricted Subsidiary of the Company or that is accounted for by the equity method of accounting, except that the Company’s equity in the net income of any such Person for such period shall be included in determining such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or distribution; (ii) any net income (loss) of any Person acquired by the Company or a Restricted Subsidiary of the Company in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any net income (but not loss) of any Restricted Subsidiary of the Company that is not a Guarantor if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Subsidiary, directly or indirectly, to the Company to the extent of such restrictions; (iv) any gain or loss realized upon the sale or other disposition of any asset of the Company or its Restricted Subsidiaries (including pursuant to any sale/lease-back transaction) outside of the ordinary course of business including, without limitation, on or with respect to Investments (and excluding dividends, distributions or interest thereon); (v) any extraordinary or non-recurring gain or loss in accordance with GAAP; (vi) the cumulative effect of a change in accounting principles after the Issue Date; (vii) any gain or loss realized on the termination of any employee pension plan; and (viii) any restoration to income of any contingency reserve of an extraordinary, non-recurring or unusual nature, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date.

“CONSOLIDATED NON-CASH CHARGES” means, with respect to any Person, for any period the sum of (a) depreciation, (b) amortization and (c) other non-cash items presented on such Person’s consolidated statement of cash flows as “Adjustments to Reconcile Net Income/Loss to Net Cash Provided by Operating Activities” (but excluding amortization of prepaid cash expenses that were paid in a prior period), determined on a consolidated basis in accordance with GAAP.

 “CORPORATE TRUST OFFICE OF THE TRUSTEE” means the office of the Trustee at which at any particular time the trust created by this Indenture shall be administered, which office at the date of original execution of this Indenture is located at 101 Barclay Street Floor 8W, New York, New York  10286.

“CREDIT FACILITIES” means the Credit Agreement, dated on or before the Issue Date, by and among the Company, the Subsidiaries of the Company identified on the signature pages thereto, the lenders named therein, and CIT Group Business Credit, Inc., as Agent, as amended, and the Credit Agreement dated on or before the Issue Date, by and among the Company, the Subsidiaries of the Company identified on the signature pages thereto, the lenders named therein, and JP Morgan Chase Bank, as Agent, as amended, including any deferrals, renewals, extensions, replacements, refinancings or refundings thereof, or amendments, modifications or supplements thereto and any agreements providing therefor, whether in whole or in part and whether by or with the same or any other lenders, creditors, groups of lenders or groups of creditors, and including related notes, guarantees and note agreements and other instruments and agreements executed in connection therewith.

“CURRENCY AGREEMENT” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement relating to fluctuations in currency values.

“CUSTODIAN” has the meaning provided in Section 6.01.

“DEFAULT” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

“DEPOSITORY” means, with respect to the Securities issued in the form of one or more Global Securities, DTC or another Person designated as Depository by the Company, which must be a clearing agency registered under the Exchange Act.

“DESIGNATED SENIOR INDEBTEDNESS” means any Indebtedness outstanding under the Credit Facilities.

“DISPOSITION” means, with respect to any Person, any merger, consolidation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of such Person’s assets.

“DISQUALIFIED EQUITY INTEREST” means any Equity Interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, or exchangeable into Indebtedness on or prior to the earlier of the maturity date of the Securities or the date on which no Securities remain outstanding.

“DOMESTIC SUBSIDIARY” means, with respect to a Subsidiary, a Subsidiary whose jurisdiction of incorporation or formation is the United States, any state thereof or the District of Columbia.

“DTC” means The Depository Trust Company.

“EQUITY INTEREST” in any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) Capital Stock or other equity participations, including partnership interests, whether general or limited, in such Person, including any Preferred Equity Interests (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“EQUITY OFFERING” means (i) an underwritten public offering of Qualified Equity Interests of the Company pursuant to an effective registration statement filed under the Securities Act (excluding registration statements filed on Form S-8) or (ii) a private offering of Qualified Equity Interests of the Company pursuant to an exemption from registration under the Securities Act in an aggregate purchase price of not less than $50.0 million.

“EUROCLEAR” means Euroclear Bank S.A./N.V., as operator of the Euroclear system.

“EVENT OF DEFAULT” has the meaning provided in Section 6.01.

“EXCHANGE ACT” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

“EXCHANGE OFFER” has the meaning provided in the recitals.

“EXISTING INDEBTEDNESS” means Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Facilities) in existence on the Issue Date (or any Refinancing thereof), until such amounts are repaid.

“EXPIRATION DATE” has the meaning set forth in the definition of “Offer to Purchase”.

“FAIR MARKET VALUE” means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) which could be negotiated in an arm’s-length free market transaction, for cash or other consideration, between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction; PROVIDED, HOWEVER, that the Fair Market Value of any such asset shall be determined conclusively by the Board of Directors of the Company acting in good faith, and, with respect to any determination of Fair Market Value in excess of $10.0 million, shall be evidenced by a Board Resolution delivered to the Trustee.

“FINAL MATURITY DATE” means            , 2009.

“FOREIGN SUBSIDIARY” means, with respect to a Subsidiary, a Subsidiary other than a Domestic Subsidiary.

“FOUR QUARTER PERIOD” has the meaning set forth in the definition of “Consolidated Coverage Ratio” above.

“FUNDING GUARANTOR” has the meaning provided in Section 12.05.

“GAAP” means, at any date of determination, generally accepted accounting principles in effect in the United States which are applicable at the Issue Date and which are consistently applied for all applicable periods, including those set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board, and (iii) such other statements by such other entity as approved by a significant segment of the accounting profession.

“GLOBAL SECURITIES” means one or more global securities, issued in accordance with Sections 2.01, 2.02 and 2.15.

“GLOBAL SECURITY LEGEND” means the legend set forth in Exhibit C, which is required to be placed on all Global Securities issued under this Indenture.

“GOVERNANCE AGREEMENT” means that certain Governance Agreement among the Company, Tower Records, Incorporated and certain holders of the Initial Securities.

“GUARANTEE” by any Person means any obligation, contingent or otherwise, of such Person guaranteeing, or having the economic effect of guaranteeing, any Indebtedness of any other Person (the “PRIMARY OBLIGOR”) in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person:  (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Indebtedness of the payment of such Indebtedness, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the Primary Obligor so as to enable the Primary Obligor to pay such Indebtedness (and “Guaranteed,” “Guaranteeing” and “Guarantor” shall have meanings correlative to the foregoing; provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

“GUARANTOR” means each Subsidiary of the Company (other than Foreign Subsidiaries and Unrestricted Subsidiaries) listed on Schedule A which is required to become a Guarantor pursuant to the terms of this Indenture.

“GUARANTOR BLOCKAGE NOTICE” has the meaning provided in Section 13.03.

“GUARANTOR PAYMENT BLOCKAGE PERIOD” has the meaning provided in Section 13.03.

“GUARANTOR SENIOR INDEBTEDNESS” means, at any date, (a) all obligations under Guarantees of the Credit Facilities, if any (including any interest accruing after the commencement of any proceeding under any Bankruptcy Law whether or not such interest is an allowable claim enforceable against the Guarantor in any such proceeding); (b) all other Indebtedness of the Guarantor, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that the obligations in respect of such Indebtedness are not superior in right of payment to the Guarantor’s guarantee of the Securities; and (c) all Obligations with respect to the foregoing; PROVIDED, HOWEVER, that Guarantor Senior Indebtedness will not include (1) any obligation of the Guarantor to any Subsidiary or any Affiliate of the Company or any of such Affiliate’s Subsidiaries; (2) to the extent that it may constitute Indebtedness of the Guarantor, any liability for federal, state, foreign, local or other taxes owed or owing by the Guarantor; (3) to the extent that it may constitute Indebtedness of the Guarantor, any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities); (4) that portion of any Indebtedness that is Incurred by such Guarantor in violation of this Indenture; (5) Indebtedness evidenced by a Guarantee of the Securities; (6) Indebtedness of such Guarantor that is expressly subordinate or junior in right of payment to any other Indebtedness of such Guarantor; (7) to the extent that it may constitute Indebtedness of such Guarantor, any obligation owing under leases (other than Capital Lease Obligations) or management agreements; and (8) any obligation that by operation of law is subordinate to any general unsecured obligations of such Guarantor.  No Indebtedness shall be deemed to be subordinated to other Indebtedness solely because such other Indebtedness is secured.

“GUARANTOR SENIOR SUBORDINATED INDEBTEDNESS” means, with respect to a Guarantor, all Indebtedness of that Guarantor which is senior to such Guarantor’s Guarantor Subordinated Indebtedness and pari passu in right of payment with such Guarantor’s Subsidiary Guarantee.

“GUARANTOR SUBORDINATED INDEBTEDNESS” means, with respect to a Guarantor, Indebtedness of that Subsidiary Guarantor which is expressly subordinated in right of payment to such Guarantor’s Subsidiary Guarantee.

“HOLDERS” means the registered holders of the Securities.

“IAI GLOBAL SECURITY” means a permanent global security in registered form representing the aggregate principal amount of Securities originally issued to, or transferred after the Issue Date to, Institutional Accredited Investors.

“INCUR” means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and “Incurrence,” “Incurred” and “Incurring” shall have meanings correlative to the foregoing), PROVIDED, HOWEVER, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an Incurrence of such Indebtedness.  Indebtedness of any Acquired Person or any of its Subsidiaries existing at the time such Acquired Person becomes a Subsidiary of the Company (or is merged into or consolidated with the Company or any Restricted Subsidiary of the Company), whether or not such Indebtedness was Incurred in connection with, as a result of, or in contemplation of, such Acquired Person becoming a Restricted Subsidiary of the Company (or being merged into or consolidated with the Company or any Restricted Subsidiary), shall be deemed Incurred at the time any such Acquired Person becomes a Subsidiary or merges into or consolidates with the Company or any Restricted Subsidiary.

“INDEBTEDNESS” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, (a) the principal amount of every obligation of such Person for money borrowed; (b) the principal amount of every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including the principal amount of such obligations incurred in connection with the acquisition of property, assets or businesses; (c) reimbursement obligations of such Person with respect to letters of credit, bankers acceptances or similar facilities issued for the account of such Person; (d) the principal amount of obligations of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable incurred in the ordinary course of business and payable in accordance with industry practices, or other accrued liabilities arising in the ordinary course of business); (e) Capital Lease Obligations of such Person; (f) net obligations under Interest Rate Protection Obligations or similar agreements or Currency Agreements of such Person; (g) Attributable Indebtedness; (h) any Disqualified Equity Interests of the Company or any preferred stock of any Restricted Subsidiary of the Company not held by the Company or a Restricted Subsidiary; (i) obligations of the type referred to in clauses (a) through (j) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise; and (j) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a) through (i) above.  In no event shall “Indebtedness” include any trade account payable or accrued expenses arising in the ordinary course of business which are not more than 180 days past due or which are being contested in good faith and by appropriate proceedings.

“INDENTURE” means this Indenture, as amended or supplemented from time to time.

“INDEPENDENT FINANCIAL ADVISOR” means a nationally recognized accounting, appraisal, investment banking firm or consultant (i) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company and (ii) which, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

“INITIAL SECURITIES” means the Senior Subordinated Notes due 2009 of the Company issued pursuant to the Exchange Offer.

“INSTITUTIONAL ACCREDITED INVESTOR” means an institution that is an “accredited investor” as that term is defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act.

“INTEREST” means any interest on the Securities.

“INTEREST PAYMENT DATE” means each semiannual interest payment date on            and            of each year, commencing on           , 2004.

“INTEREST RATE PROTECTION OBLIGATIONS” means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, and (ii) other agreements or arrangements relating to fluctuations in interest rates.

“INTEREST RECORD DATE” for the interest payable on any Interest Payment Date (except a date for payment of defaulted interest) means the            or            (whether or not a Business Day), as the case may be, immediately preceding such Interest Payment Date.

“INVENTORY” means, with respect to any Person as of any date of determination, the then book value of inventory which would appear on the consolidated balance sheet of such Person in accordance with GAAP, plus the then book value of video rental products recorded on the books of such Person in accordance with GAAP.

“INVESTMENT” means, with respect to any Person, any direct or indirect loan, advance, guarantee or other extension of credit or capital contribution to (by means of transfers of cash or other property or assets to others or payments for property or services for the account or use of others, or otherwise), or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person.  For purposes of Section 4.05, the amount of any Investment shall be the original cost of such Investment, plus the cost of all additions thereto, but without any other adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment; reduced by the payment of dividends or distributions in connection with such Investment or any other amounts received in respect of such Investment; PROVIDED, HOWEVER, that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income.  In determining the amount of any investment involving a transfer of any property or asset other than cash, such property shall be valued at its Fair Market Value at the time of such transfer, as determined in good faith by the Board of Directors (or comparable body) of the Person making such transfer.  If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Capital Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Capital Stock of such Restricted Subsidiary not sold or disposed of unless the transferee of the Capital Stock of such Restricted Subsidiary is a direct or indirect Subsidiary.

“ISSUE DATE” means the date on which the Initial Securities are originally issued.

“LIEN” means any lien, mortgage, charge, security interest, hypothecation, assignment for security or encumbrance of any kind (including any conditional sale or capital lease or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

“MATURITY DATE” means the date, which is set forth on the face of the Securities, on which the Securities will mature.

“NET CASH PROCEEDS” means the aggregate proceeds in the form of cash or Cash Equivalents received by the Company or any Restricted Subsidiary of the Company in respect of any Asset Sale, including all cash or Cash Equivalents received upon any sale, liquidation or other exchange of proceeds of Asset Sales received in a form other than cash or Cash Equivalents, net of:  (a) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof; (b) taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements); (c) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sales; (d) amounts deemed, in good faith, appropriate by the Board of Directors of the Company to be provided as a reserve, in accordance with GAAP, against any liabilities associated with such assets which are the subject of such Asset Sale; including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers’ Certificate delivered to the Trustee (provided that the amount of any such reserves shall be deemed to constitute Net Cash Proceeds at the time such reserves shall have been reversed or are not otherwise required to be retained as a reserve); and (e) with respect to Asset Sales by a Restricted Subsidiary, the portion of such cash payments attributable to Persons holding a minority interest in such Restricted Subsidiary.

“NET PROCEEDS UTILIZATION DATE” has the meaning set forth in the second paragraph under Section 4.06.

“NON-AFFILIATED JOINT VENTURE” means any Person (other than a Subsidiary) in which the Company or its Subsidiaries have an ownership interest in excess of 25% and in which no Affiliate of the Company has any other interest; PROVIDED, HOWEVER, that the business of such joint venture relates to the development, marketing or sale of products of the Company and its Subsidiaries.

“OBLIGATIONS” means any principal, interest (including, without limitation, Post-Petition Interest), premium, if any, penalties, fees, indemnifications, reimbursement obligations, damages and other liabilities payable under the documentation governing any Indebtedness.

“OFFER” has the meaning set forth in the definition of “Offer to Purchase” below.

“OFFER TO PURCHASE” means a written offer (the “OFFER”) sent by or on behalf of the Company by first-class mail, postage prepaid, to each Holder at his address appearing in the register for the Securities on the date of the Offer offering to purchase up to the principal amount of Securities specified in such Offer at the purchase price specified in such offer (as determined pursuant to this Indenture).  Unless otherwise required by applicable law, the Offer shall specify an expiration date (the “EXPIRATION DATE”) of the offer to Purchase, which shall be not less than 30 nor more than 60 days after the date of such Offer, and a settlement date (the “PURCHASE DATE”) for purchase of Securities to occur no later than five Business Days after the Expiration Date.  The Company shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Company’s obligation to make an Offer to Purchase, and the Offer shall be mailed by the Company or, at the Company’s request, by the Trustee in the name and at the expense of the Company.  The Offer shall contain all the information required by applicable law to be included therein and shall contain all instructions and materials necessary to enable such Holders to tender Securities pursuant to the Offer to Purchase.  The Offer shall also state:

(1)           the Section of this Indenture pursuant to which the Offer to Purchase is being made;

(2)           the circumstances and relevant facts and relevant financial information regarding the Offer to Purchase;

(3)           the Expiration Date and the Purchase Date;

(4)           the aggregate principal amount of the Outstanding Securities offered to be purchased by the Company pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such has been determined pursuant to the Section hereof requiring the Offer to Purchase (the “PURCHASE AMOUNT”);

(5)           the purchase price to be paid by the Issuer for each $1.00 aggregate principal amount of Securities accepted for payment (as specified pursuant to this Indenture) (the “PURCHASE PRICE”);

(6)           that the Holder may tender all or any portion of the Securities registered in the name of such Holder and that any portion of a Security tendered must be tendered in an integral of $1.00 principal amount;

(7)           the place or places where Securities are to be surrendered for tender pursuant to the Offer to Purchase;

(8)           that any Securities not tendered or tendered but not purchased by the Company pursuant to the Offer to Purchase will continue to accrue or accrete in value, as applicable;

(9)           that on the Purchase Date the Purchase Price will become due and payable upon each Security being accepted for payment pursuant to the Offer to Purchase (and duly paid for pursuant to the Offer to Purchase) and that such Security shall cease to accrue or accrete in value, as applicable, on and after the Purchase Date;

(10)         that each Holder electing to tender a Security pursuant to the Offer to Purchase will be required to surrender such Security at the place or places specified in the Offer with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Security completed, to the Paying Agent and Registrar for the Securities at the address specified in the notice prior to the close of business on the Expiration Date (such Security being, if the Company or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

(11)         that Holders will be entitled to withdraw all or any portion of Securities tendered if the Company (or its Paying Agent) receives, not later than the close of business on the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security the Holder tendered, the certificate number of the Security the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

(12)         that (a) if Securities in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase all such Securities and (b) if Securities in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Company shall purchase Securities having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Securities in denominations of $1.00 or integral multiples thereof shall be purchased); and

(13)         that in the case of any Holder whose Security is purchased only in part, the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities, of any authorized denomination as requested by such Holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Security so tendered.

An Offer to Purchase shall be governed by and effected in accordance with the provisions above pertaining to any Offer.

“OFFICER” means the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Treasurer or the Secretary of the Company.

“OFFICERS’ CERTIFICATE” means a certificate signed by two Officers or by an officer and an Assistant Treasurer or Assistant Secretary of the Company complying with Sections 11.04 and 11.05.

“144A GLOBAL SECURITY” means a permanent global security in registered form representing the aggregate principal amount of Securities transferred in reliance on Rule 144A.

“OPINION OF COUNSEL” means a written opinion from legal counsel who is reasonably acceptable to the Trustee complying with Sections 11.04 and 11.05.  The counsel may be an employee of or counsel to the Company or the Trustee.

“PARTICIPANTS” has the meaning provided in Section 2.15.

“PAYING AGENT” has the meaning provided in Section 2.03.

“PERMITTED BUSINESS” means the businesses engaged in by the Company and its Subsidiaries as of the Issue Date, businesses utilizing the TOWER trademark, and businesses which are reasonably related or incidental to the foregoing or which are extensions thereof.

“PERMITTED INDEBTEDNESS” has the meaning set forth in the second paragraph of Section 4.03.

“PERMITTED INVESTMENTS” means (a) Investments in Cash Equivalents or deposit accounts maintained in the ordinary course of business; (b) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers, compensation, performance and other similar deposits; (c) Investments under Interest Rate Protection Obligations and Currency Agreements; (d) Investments received in connection with the bankruptcy or reorganization of suppliers and customers, upon the foreclosure or enforcement of any Liens in favor of the Company or any Restricted Subsidiary and in settlement of delinquent obligations of, and other disputes with, customers and suppliers, in each case arising in the ordinary course of business; (e) Investments in the Company and Investments in a Restricted Subsidiary of the Company and Investments in a Person which is engaged in (or immediately after such Investment will be engaged in) a Permitted Business and if as a result of such Investment (i) such Person becomes a Restricted Subsidiary or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary; (f) Investments acquired in exchange for Qualified Equity Interests of the Company; (g) loans or advances to officers or employees of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes of the Company and its Subsidiaries (including travel and moving expenses); (h) any Investment existing on the Issue Date and any amendment, modification, restatement, supplement, extension, renewal, refunding, replacement, refinancing, in whole or in part, thereof; (i) any Investment accepted as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 4.06; (j) advances and extensions of credit in the nature of accounts receivable or notes receivable arising from the sale or lease of goods or services or the licensing of property in the ordinary course of business; (k) Investments in Non-Affiliated Joint Ventures in an aggregate amount not to exceed $5.0 million during any fiscal year; (1) other Investments by the Company or any Restricted Subsidiary in any Person having an aggregate fair market value (measured as of the date each such Investment is made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (1) that are at the time outstanding, not to exceed $15.0 million; and (m) intercompany Investments permitted under clauses (c) and (i) of Section 4.03.

“PERMITTED JUNIOR SECURITIES” means any securities of the Company or any other Person that are (i) Equity Interests or (ii) debt securities expressly subordinated in right of payment to all Senior Indebtedness that may at the time be outstanding (and any Indebtedness or debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the Securities are subordinated as provided in this Indenture, in any event pursuant to a court order so providing and such securities shall not provide for amortization (including sinking fund and mandatory prepayment provisions) commencing prior to the date six months following the final scheduled maturity date of the Senior Indebtedness (as modified by the plan of reorganization of readjustment pursuant to which such securities are issued).

“PERMITTED LIENS” means (i) Liens securing the Senior Indebtedness; (ii) Liens existing on the Issue Date; (iii) Liens on the assets of the Company or any of its Restricted subsidiaries to secure Interest Rate Protection Obligations and Currency Agreements permitted by this Indenture to be incurred; (iv) Liens on property of a Person existing at the time such Person or such Person’s parent corporation becomes a Subsidiary of the Company or any Subsidiary of the Company; PROVIDED that such Liens were in existence prior to the contemplation of such transaction and do not extend to any assets other than those of such Person; (v) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, PROVIDED that such Liens were in existence prior to the contemplation of such acquisition and extend only to the property so acquired and the proceeds thereof; (vi) Liens to secure any Indebtedness permitted by clause (h) of the second paragraph of Section 4.03 incurred to refinance any Indebtedness secured by any Lien referred to in the foregoing clauses (i) through (v), PROVIDED, HOWEVER, that such new Lien shall be limited to all or part of the same property that secured the original Lien (PROVIDED that such Liens may extend to after-acquired property, including any assets or Equity Interests of any subsequently formed or acquired Subsidiary, if such original Lien included such property or assets as collateral) and the Indebtedness secured by such Lien at such time is not increased to any amount greater than permitted under Section 4.03, or, in the case of other Senior Debt, or, in the case of other Indebtedness, the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (i) through (v), as the case may be, at the time the original Lien became a Permitted Lien; (vii) Liens in favor of the Company or any Guarantor; (viii) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit and accruals in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary; (ix) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds, letters of credit, deposits to secure the performance of bids, trade contracts, government contracts, leases or licenses or other obligations of a like nature incurred in the ordinary course of business (including; without limitation, landlord Liens on leased properties); (x) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently prosecuted, PROVIDED that any reserve or other appropriate provision as shall be required to conform with GAAP shall have been made therefor; (xi) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (e) the second paragraph of Section 4.03 covering only the assets acquired or financed with such Indebtedness, together with any additions and accessions thereto and replacements, substitutions and proceeds (including insurance proceeds) thereof; (xii) carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business in respect of obligations not overdue for a period in excess of 90 days or which are being contested in good faith by appropriate proceedings promptly instituted and diligently prosecuted; PROVIDED that any reserve or other appropriate provision as shall be required to conform with GAAP shall have been made therefor; (xiii) easements, rights-of-way, zoning and similar restrictions and other similar encumbrances or title defects incurred, or leases or subleases granted to others, in the ordinary course of business, which do not in any case materially detract from the value of the property subject thereto or do not interfere with or adversely affect in any material respect the ordinary conduct of the business of the Company and its Restricted Subsidiaries taken as a whole; (xiv) Liens in favor of customs and revenue authorities to secure payment of customs duties in connection with the importation of goods in the ordinary course of business and other similar Liens arising in the ordinary course of business; (xv) leases or subleases granted to third Persons not interfering with the ordinary course of business of the Company or its Restricted Subsidiaries; (xvi) Liens (other than any Lien imposed by ERISA or any rule or regulation promulgated thereunder) incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance, and other types of social security; (xvii) deposits made in the ordinary course of business to secure liability to insurance carriers, and Liens on the proceeds of insurance granted to insurance carriers solely to secure the payment of financed premiums; (xviii) any attachment or judgment Lien not constituting an Event of Default under clause (vii) of Section 6.01; (xix) any interest or title of a lessor or sublessor under any operating lease; (xx) Liens arising by virtue of any common law, statutory or contractual provision relating to bankers’ liens, rights of set-off or similar rights and remedies as to deposit or securities accounts maintained in the ordinary course of business; (xxi) Liens in favor of a trustee under any indenture securing amounts due to the trustee in connection with its services under such indenture; (xxii) Liens under licensing agreements for use of intellectual property entered into in the ordinary course of business; (xxiii) purchase money Liens on Inventory and the proceeds thereof securing obligations owed to vendors in the ordinary course of business; and (xxiv) Liens arising out of consignments or similar arrangements for the sale of goods entered into in the ordinary course of business.

“PERSON” means any individual, corporation, partnership, joint venture, association, joint-stock company, limited liability company, limited liability limited partnership, trust, unincorporated organization or government or any agency or political subdivision thereof or other entity.

“PHYSICAL SECURITIES” means one or more certificated Securities in registered form.

“POST-PETITION INTEREST” means, with respect to any Indebtedness of any Person, all interest accrued or accruing on such Indebtedness after the commencement of any Insolvency or Liquidation Proceeding against such Person in accordance with and at the contract rate (including, without limitation, any rate applicable upon default) specified in the agreement or instrument creating, evidencing or governing such Indebtedness, whether or not, pursuant to applicable law or otherwise, the claim for such interest is allowed as a claim in such Insolvency or Liquidation Proceeding.

“PREFERRED EQUITY INTEREST,” in any Person, means an Equity Interest of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over Equity Interests of any other class in such Person.

“PRINCIPAL” of a debt security means the principal of the security plus, when appropriate, the premium, if any, on the security.

“PRIVATE PLACEMENT LEGEND” means the legend initially set forth on the Initial Securities in the form set forth in Section 2.01(f).

“PURCHASE AMOUNT” has the meaning set forth in the definitions of “Offer to Purchase.”

“PURCHASE DATE” has the meaning set forth in the definition of “Offer to Purchase” above.

“PURCHASE MONEY INDEBTEDNESS” means Indebtedness of the Company or any Subsidiary of the Company (including, without limitation, conditional sale obligations and title retention agreements) Incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of any property (real or personal) (if incurred within 270 days of the date of purchase or completion of such construction or improvement), PROVIDED, HOWEVER, that the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost, including any refinancing of such Indebtedness that does not increase the aggregate principal amount (or accreted amount, if less) thereof, plus any premium required to accomplish such refinancing, as of the date of refinancing.

“PURCHASE PRICE” has the meaning set forth in the definition of “Offer to Purchase.”

“QUALIFIED EQUITY INTEREST” in any Person means any Equity Interest in such Person other than any Disqualified Equity Interest.

“QUALIFIED INSTITUTIONAL BUYER” or “QIB” means a “qualified institutional buyer” as that term is defined in Rule 144A under the Securities Act.

“REDEMPTION DATE,” when used with respect to any Security to be redeemed, means the date fixed for such redemption pursuant to this Indenture.

“REDEMPTION PRICE,” when used with respect to any Security to be redeemed, means the price fixed for such redemption pursuant to this Indenture as set forth in the form of Security annexed hereto as Exhibit A.

“REFINANCING” has the meaning provided in Section 4.03(h).

“REGISTRAR” has the meaning provided in Section 2.03.

“REGULATION S” means Regulation S under the Securities Act.

“REGULATION S LEGEND” has the meaning set forth in Section 2.01(f).

“REGULATION S PERMANENT GLOBAL SECURITY” means a permanent global Security in registered form representing the outstanding principal amount of the Regulation S Temporary Global security upon expiration of the Restricted Period.

“REGULATION S TEMPORARY GLOBAL SECURITY” means a temporary global security in registered form representing the aggregate principal amount of Securities issued in reliance on Regulation S under the Securities Act.

“REPRESENTATIVE” means this Indenture trustee or other trustee, agent or representative in respect of any Senior Indebtedness; PROVIDED, HOWEVER, that if, and for so long as, any issue of Senior Indebtedness lacks such a representative, then the Representative for such issue of Senior Indebtedness shall at all times constitute the holders of a majority in outstanding principal amount of such issue of Senior Indebtedness.

“RESTRICTED PERIOD” means the 40-day restricted period as defined in Regulation S under the Securities Act.

“RESTRICTED SECURITY” has the meaning set forth in Rule 144(a)(3) under the Securities Act; PROVIDED, HOWEVER, that the Trustee shall be entitled to request and conclusively rely upon an Opinion of Counsel with respect to whether any Security is a Restricted Security.

“RESTRICTED SUBSIDIARY” means any Subsidiary of the Company that has not been designated by the Board of Directors of the Company, by a resolution of the Board of Directors of the Company delivered to the Trustee, as an Unrestricted Subsidiary pursuant to Section 4.12.  Any such designation may be revoked by a resolution of the Board of Directors of the Company delivered to the Trustee, subject to the provisions of such covenant.

“RULE 144A” means Rule 144A under the Securities Act.

“SEC” or “COMMISSION” means the Securities and Exchange Commission.

“SECURITIES” means, collectively, the Initial Securities and the Additional Securities treated as a single class of securities, as amended or supplemented from time to time in accordance with the terms of this Indenture.

“SECURITIES ACT” means the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

“SENIOR INDEBTEDNESS” means, at any date, (a) all Indebtedness of the Company under the Credit Facilities incurred pursuant to clause (b) of the second paragraph of Section 4.03; (b) all Existing Indebtedness of the Company and Refinancings thereof, unless the instrument under which such Indebtedness of the Company is Incurred expressly provides that such Existing Indebtedness is not senior or superior in right of payment to the Securities; and (c) all obligations with respect to the foregoing.  Notwithstanding the foregoing, Senior Indebtedness shall not include(a) to the extent that it may constitute Indebtedness, any obligation for federal, state, local or other taxes; (b) any Indebtedness among or between the Company and any Subsidiary of the Company or any Affiliate of the Company or any of such Affiliate’s Subsidiaries; (c) to the extent that it may constitute Indebtedness, any obligation in respect of any trade payable Incurred for the purchase of goods or materials, or for services obtained, in the ordinary course of business; (d) that portion of any Indebtedness that is Incurred in violation of this Indenture; (e) Indebtedness evidenced by the Securities or the Old Securities;

(f) Indebtedness of the Company that is expressly subordinate or junior in right of payment to any other Indebtedness of the Company; (g) to the extent that it may constitute Indebtedness, any obligation owing under leases (other than Indebtedness constituting Existing Indebtedness) or management agreements; and (h) any obligation that by operation of law is subordinate to any general unsecured obligations of the Company.  No Indebtedness shall be deemed to be subordinated to other Indebtedness solely because such other Indebtedness is secured.

“SIGNIFICANT RESTRICTED SUBSIDIARY” means, at any date of determination, (a) any Subsidiary of the Company that together with its Subsidiaries (i) for the most recent fiscal year of the Company, accounted for more than 10.0% of the consolidated revenues of the Company and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, owned more than 10.0% of the consolidated net assets of the Company and its Restricted Subsidiaries, all as set forth on the consolidated financial statements of the Company and the Subsidiaries for such year prepared in conformity with GAAP, and (b) any Restricted Subsidiary of the Company which, when aggregated with all other Restricted Subsidiaries of the Company that are not otherwise Significant Restricted Subsidiaries and as to which any event described in clauses (viii) and (ix) of Section 6.01 above has occurred, would constitute a Significant Restricted Subsidiary under clause (a) of this definition.

“SOLOMON NOTES” means the notes currently outstanding or hereafter issued by the Issuer to Mr. Russell M. Solomon (“Solomon”) pursuant to Section 4.1(a) of that certain Employment Agreement dated October 24, 2003, by and between the Issuer and Solomon (the “SOLOMON EMPLOYMENT AGREEMENT”.

“SOLOMON SEPARATION AGREEMENT” means that certain Separation Agreement dated October 24, 2003, by and between the Issuer and Michael Solomon.

“STATED MATURITY” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“SUBORDINATED INDEBTEDNESS” means, with respect to the Company, any Indebtedness of the Company which is expressly subordinated in right of payment to the Securities.

“SUBSIDIARY” means, with respect to any Person, (a) any corporation of which the outstanding Voting Equity Interests having at least a majority of the votes entitled to be cast in the election of directors shall at the time be owned, directly or indirectly, by such Person, or (b) any other Person in which such Person and one or more subsidiaries thereof owns at least a majority ownership of the Equity Interests and the power to direct the policies, management and affairs thereof.

“SUBSIDIARY GUARANTEES” means the Guarantee of the Securities by the Guarantors under Article Twelve.

“SURVIVING PERSON” means, with respect to any Person involved in or that makes any Disposition, the Person formed by or surviving such Disposition or the Person to which such Disposition is made.

“TIA” means the Trust Indenture Act of 1939 (15 U.S. Code Sections 77aaa-77bbbb), as amended, as in effect on the date of this Indenture (except as provided in Section 9.03) until such time as this Indenture is qualified under the TIA, and thereafter as in effect on the date on which this Indenture is qualified under the TIA.

“TRUST OFFICER” means any officer within the Corporate Trust Office of the Trustee (or any successor group of the Trustee) and also means, with respect to a particular corporate trust matter, any other officer of the Trustee to whom such trust matter is referred because of his knowledge of and familiarity with the particular subject.

“TRUSTEE” means the party named as such in the first paragraph of this Indenture until a successor replaces it in accordance with the provisions of this Indenture and thereafter means such successor.

“UNRESTRICTED SUBSIDIARY” means any Subsidiary of the Company designated as such pursuant to Section 4.12.  Any such designation may be revoked by a resolution of the Board of Directors of the Company delivered to the Trustee, subject to the provisions of such covenant.

“UNUTILIZED NET CASH PROCEEDS” has the meaning set forth in the third paragraph under Section 4.06.

“U.S. GOVERNMENT OBLIGATIONS” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“VOTING EQUITY INTERESTS” means Equity Interests in a corporation or other Person with voting power under ordinary circumstances entitling the holders thereof to elect the Board of Directors or other governing body of such corporation or Person.

“WEIGHTED AVERAGE LIFE TO MATURITY” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required scheduled payment of principal, including payment of final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding aggregate principal amount of such Indebtedness.

“WHOLLY-OWNED RESTRICTED SUBSIDIARY” means any Restricted Subsidiary of the Company all of the outstanding Voting Equity Interests (other then directors’ qualifying shares) of which are owned, directly or indirectly, by the Company.

SECTION 1.02                       INCORPORATION BY REFERENCE OF TRUST INDENTURE ACT.

Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.  The following TIA terms used in this Indenture have the following meanings:

“COMMISSION” means the SEC.

“INDENTURE SECURITIES” means the Securities.

“INDENTURE SECURITY HOLDER” means a Holder.

“INDENTURE TO BE QUALIFIED” means this Indenture.

“INDENTURE TRUSTEE” or “INSTITUTIONAL TRUSTEE” means the Trustee.

“OBLIGOR” means the Company or any other obligor on the Securities.

All other TIA terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule and not otherwise defined herein have the meanings assigned to them therein.

SECTION 1.03                       RULES OF CONSTRUCTION.

Unless the context otherwise requires:

(1)           a term has the meaning assigned to it;

(2)           all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP (whether or not such is indicated herein), and, except as otherwise herein expressly provided, the term “generally accepted accounting principles” with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted in the United States as consistently applied by the Company on the Issue Date;

(3)           “or” is not exclusive;

(4)           words in the singular include the plural, and words in the plural include the singular;

(5)           provisions apply to successive events and transactions;

(6)           “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

(7)           unless otherwise specifically set forth herein, all calculations or determinations of a Person shall be performed or made on a consolidated basis in accordance with GAAP but shall not include the accounts of Unrestricted Subsidiaries, except to the extent of dividends and distributions actually paid to the Company or a Restricted Subsidiary;

(8)           unless the context otherwise requires, any reference to a “Clause,” an “Article” or a “Section”, or to an “Exhibit” or a “Schedule”, refers to a Clause, an Article or Section of, or to an Exhibit or a Schedule attached to, this Indenture, as the case may be;

(9)           unless the context otherwise requires, any reference to a statute, rule or regulation refers to the same (including any successor statute, rule or regulation thereto) as it may be amended from time to time; and

(10)         the principal amount of any non-interest bearing or other discount security at any date shall be the principal amount thereof that would be shown on a balance sheet of the issuer dated such date prepared in accordance with GAAP.

ARTICLE TWO

THE SECURITIES

SECTION 2.01                       FORM AND DATING.

(a)           General.  The Securities and the Trustee’s certificate of authentication thereof shall be substantially in the form of Exhibit A hereto.  The Securities may have notations, legends or endorsements required by law, stock exchange rule or usage.  The Company and the Trustee shall approve the form of the Securities and any notation, legend or endorsement (including the Subsidiary Guarantee) on them.  Each Security shall be dated the date of its issuance and shall show the date of its authentication.

The terms and provisions contained in the Securities shall constitute, and are hereby expressly made, a part of this Indenture and the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.  However, to the extent any provision of any Security conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

Upon their original issuance, Securities shall be issued in the form of one or more Global Securities registered in the name of DTC, as Depository, or its nominee and deposited with the Trustee, as custodian for DTC, for credit by DTC to the respective accounts of beneficial owners of the Securities represented thereby (or such other accounts as they may direct).

The Securities shall be known and designated as the “Senior Subordinated Notes due 2009” of the Company.  Their Final Maturity Date shall be          , 2009 and they shall bear interest at the rate specified below from the Issue Date in the case of the Initial Securities, the applicable date of issuance in the case of Additional Securities or from the most recent Interest Payment Date to which interest has been paid or duly provided for, as the case may be, regardless of when issued, payable semi-annually in arrears on          and          , commencing            , 2004 until the principal thereof is paid or made available for payment.  The Securities shall bear interest at the rate of 10% per annum if paid entirely in cash or, at the Company’s option when authorized by a Board Resolution, at the rate of 12% per annum paid in a combination of 2% in cash and 10% in additional Securities (“ADDITIONAL SECURITIES”).  All interest payments to be paid in part through the issuance of Additional Notes shall be rounded up to the nearest $1.00.  The Initial Securities and any Additional Securities shall be treated as a single class for all purposes under this Indenture.

The principal of (and premium, if any) and interest on the Securities shall be payable at the office or agency of the Company in the Borough of Manhattan, The City of New York maintained for such purpose and at any other office or agency maintained by the Company for such purpose or, in the case of a Global Security, shall be paid by wire transfer of immediately available funds or Additional Securities, as maintained by the Company pursuant to Section 2.03 hereof, to the accounts specified by the Holders of the Securities.

(b)           Initial Securities.  The Initial Securities are being issued pursuant to the Exchange Offer.  The Initial Securities and any Additional Securities (if issued as Restricted Securities, the “ADDITIONAL RESTRICTED SECURITIES”) will be issued initially only to (A) Institutional Accredited Investors and (B) Persons other than U.S. persons (as defined in Regulation S under the Securities Act) in reliance on Regulation S.  Such Initial Securities and Additional Securities may thereafter be transferred to, among other, QIBs, purchasers in reliance on Regulation S and Institutional Accredited Investors who are not QIBs in accordance with Rule 501 of the Securities Act in accordance with the procedure described herein.

Initial Securities and Additional Securities issued or transferred to Institutional Accredited Investors in the United States of America shall be issued in the form of the “IAI Global Note, without interest coupons, substantially in the form of Exhibit A deposited with the Trustee as custodian for the Depository duly executed by the Company and authenticated by the Trustee as hereinafter provided.  The IAI Global Note may be represented by more than one certificate, if so required by DTC’s rules regarding the maximum principal amount to be represented by a single certificate.  The aggregate principal amount of the IAI Investor Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for DTC or its nominee, as hereinafter provided.

Initial Securities and Additional Restricted Securities issued or transferred to Persons outside the United States of America in reliance on Regulation S shall be issued initially in the form of the Regulation S Temporary Global Security, without interest coupons, substantially in the form of Exhibit A, deposited with the Trustee as custodian for the Depository.  The Regulation S Temporary Global Security and the Regulation S Global Security may each be represented by more than one certificate, if so required by DTC’s rules regarding the maximum principal amount to be represented by a single certificate.  The aggregate principal amount of the Regulation S Temporary Globe Security and the Regulation S Global Security may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for DTC or its nominee, as hereinafter provided.

Initial Securities and Additional Restricted Securities transferred to Qualified Institutional Buyers in the United States of America in reliance on Rule 144A shall be issued in the form of a permanent global Security, without interest coupons, substantially in the form of Exhibit A, deposited with the Trustee, as custodian for DTC, duly executed by the Company and authenticated by the Trustee as hereinafter provided.  The Rule 144A Global Note may be represented by more than one certificate, if so required by DTC’s rules regarding the maximum principal amount to be represented by a single certificate.  The aggregate principal amount of the Rule 144A Global Note may from time to time be increased or decreased by adjustments made on the records of the Trustee as custodian for DTC or its nominee, as herein provided.

The Restricted Period for the Regulation S Temporary Global Security shall be terminated upon the receipt by the Trustee of (i) a written certificate from the Depository, together with copies of certificates from Euroclear and Clearstream certifying that they have received certification on non-United States beneficial ownership of 100% of the aggregate principal amount of the Regulation S Temporary Global Security (except to the extent of any beneficial owners thereof who acquired an interest therein during the Restricted Period pursuant to another exemption from registration under the Securities Act and who will take delivery of a beneficial ownership interest in a 144A Global Security or an IAI Global Security) and (ii) receipt of an Opinion of Counsel.  Following the termination of the Restricted Period, beneficial interests in the Regulation S Temporary Global Security shall be exchanged for beneficial interests in Regulation S Permanent Global Securities.  Simultaneously with the authentication of Regulation S Permanent Global Security may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depository or its nominee, as the case may be, in connection with transfers of interest as hereinafter provided.

(c)           Global Securities.  Securities issued in global form shall be substantially in the form of Exhibit A attached hereto (including the Global Security Legend thereon and the “Schedule of Changes in Interests in the Global Security” attached thereto).  Each Global Security shall represent such of the outstanding Securities as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of outstanding Securities from time to time endorsed thereon and that the aggregate principal amount of outstanding Securities represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and redemptions.  Any endorsement of a Global Security to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Securities represented thereby shall be made by the Trustee or the custodian of the Depository, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.15 hereof.

Except as set forth in Section 2.15 hereof, the Global Securities may be transferred, in whole and not in part, only by the Depository to a nominee of the Depository, by a nominee of the Depository to the Depository or to another nominee of the Depository, or by the Depository or any such nominee to a successor Depository, or a nominee of such successor Depository.

(d)           Physical Securities.  Securities issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Security Legend thereon, without certain phrases specified in Exhibit A to be for Global Securities only and without the “Schedule of Changes in Interests in the Global Security” attached thereto) and shall be printed, typewritten, lithographed or engraved or produced by any combination of these methods or may be produced by any other method permitted by the rules of any securities exchange on which the Securities may be listed, as evidence by the execution of the Securities.

(e)           Provisions Applicable to Forms of Securities.  The Securities may also have such additional provisions, omissions, variations or substitutions as are not inconsistent with the provisions of this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with this Indenture, any applicable law or with any rules made pursuant thereto or with the rules of any securities exchange or governmental agency or as may be determined consistently herewith by the Officers of the Company executing such Securities, as conclusively evidenced by their execution of such Securities.  All Securities will be otherwise substantially identical except as provided herein.

(f)            Restrictive Legends.  Unless and until (i) a Security is sold under is exchanged for an Unrestricted Security.

(A)          the Rule 144A Global Note and the IAI Global Note shall bear the following legend (the “PRIVATE PLACEMENT LEGEND”) on the face thereof:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION.  NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.

THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS TWO YEARS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUERS OR ANY AFFILIATE OF THE ISSUERS WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY), ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OF FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL ACCREDITED INVESTOR WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT THAT IS AN INSTITUTIONAL ACCREDITED INVESTOR ACQUIRING THE SECURITY FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF SUCH AN

INSTITUTIONAL ACCREDITED INVESTOR, IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF THE SECURITIES OF $250,000, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO OR FOR OFFER OR SALE IN CONNECTION WITH ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, OR (F) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OF TRANSFER PURSUANT TO CLAUSES (D), (E) AND (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM.  THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

BY ITS ACQUISITION OF THIS SECURITY THE HOLDER THEREOF WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED THAT EITHER (I) NO PORTION OF THE ASSETS USED BY SUCH HOLDER TO ACQUIRE AND HOLD THIS SECURITY CONSTITUTES THE ASSETS OF AN EMPLOYEE BENEFIT PLAN THAT IS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”), OF PLANS, INDIVIDUAL RETIREMENT ACCOUNTS OR OTHER ARRANGEMENTS THAT ARE SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”) OR PROVISIONS UNDER ANY FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SIMILAR TO SUCH PROVISIONS OF ERISA OR THE CODE (“SIMILAR LAWS”), OR OF AN ENTITY WHOSE UNDERLYING ASSETS ARE CONSIDERED TO INCLUDE “PLAN ASSETS” OF SUCH PLANS, ACCOUNTS OR ARRANGEMENTS, OR (II) THE PURCHASE AND HOLDING OF THIS SECURITY WILL NOT CONSTITUTE A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE OR A SIMILAR VIOLATION UNDER ANY APPLICABLE SIMILAR LAWS.”

(B)           the Regulation S Global Note shall bear the following legend (the REGULATION S LEGEND”) on the face thereof:

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE.  BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT IT IS NOT A U.S. PERSON NOR IS IT PURCHASING FOR THE ACCOUNT OF A U.S. PERSON AND IS ACQUIRING THIS SECURITY IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT (“REGULATION S”), (2) BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS TWO YEARS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUERS OR ANY AFFILIATE OF THE

ISSUERS WAS THE OWNER OF THIS SECURITY (OR ANY PREDECESSOR OF SUCH SECURITY), ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S, (E) TO AN INSTITUTIONAL ACCREDITED INVESTOR WITHIN THE MEANING OF RULE 501(a)(1), (2), (3) OR (7) UNDER THE SECURITIES ACT THAT IS AN INSTITUTIONAL ACCREDITED INVESTOR ACQUIRING THE SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL ACCREDITED INVESTOR, IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF THE SECURITIES OF $250,000, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO OR FOR OFFER OR SALE IN CONNECTION WITH DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, OR (F) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D), (E) OR (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM AND IN THE CASE OF THE FOREGOING CLAUSE (E), A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE ISSUERS AND THE TRUSTEE.  THIS LEGEND WILL BE REMOVED AFTER 40 CONSECUTIVE DAYS BEGINNING ON AND INCLUDING THE LATER OF (A) THE DAY ON WHICH THE SECURITIES ARE OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN REGULATION S) AND (B) THE DATE OF THE CLOSING OF THE ORIGINAL OFFERING.  AS USED HEREIN, THE TERMS “OFFSHORE TRANSACTION,” “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANING GIVEN TO THEM BY REGULATION S UNDER THE SECURITIES ACT.”

SECTION 2.02                       EXECUTION AND AUTHENTICATION.

Two Officers or an Officer and an Assistant Secretary shall sign, or one Officer shall sign and one Officer and an Officer and an Assistant Secretary (each of whom shall, in each case, have been duly authorized by all requisite corporate actions) shall attest to, the Securities for the Company by manual or facsimile signature.

If an Officer or Assistant Secretary whose signature is on a Security or a Subsidiary Guarantee, as the case may be, was an Officer or Assistant Secretary at the time of such execution but no longer holds that office at the time the Trustee authenticates the Security or a Subsidiary Guarantee, as the case may be, the Security or a Subsidiary Guarantee, as the case may be, shall be valid nevertheless.

A Security shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Security.  The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

The Trustee shall authenticate (i) Initial Securities for original issue in an aggregate principal amount not to exceed $30,000,000 and (ii) Additional Securities pursuant to the provisions of Section 2.01(a), in each case upon a Company Order in the form of an Officers’ Certificate.  Each such Company Order shall specify the amount of Securities to be authenticated and the date on which the Securities are to be authenticated, whether the Securities are to be issued as Physical Securities or Global Securities and such other information as the Trustee may reasonably request.  The aggregate principal amount of Securities outstanding at any time may not exceed $30,000,000, except for Additional Securities.

Notwithstanding the foregoing, all Securities issued under this Indenture shall vote and consent together on all matters (as to which any of such Securities may vote or consent) as one class and no series of Securities will have the right to vote or consent as a separate class on any matter.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate Securities.  Unless otherwise provided in the appointment, an authenticating agent may authenticate Securities whenever the Trustee may do so.  Each reference in this Indenture to authentication by the Trustee includes authentication by such agent.  An authenticating agent shall have the same rights as an Agent to deal with the Company and Affiliates of the Company.

The Securities shall be issuable only in registered form without coupons in denominations of $1.00 and any integral multiple thereof.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Additional Securities executed by the Company to the Trustee for authentication.  Except as otherwise provided herein, the Trustee shall thereupon authenticate and make available for delivery said Securities to or upon receipt of a Company Order.  In authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall be entitled to receive and shall be fully protected in relying upon:

(a)           A copy of the Board Resolution pursuant to which the terms and form of the Securities were established, certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect as of the date of such certificate, and if the terms and form of such Securities are established by an Officers’ Certificate pursuant to general authorization of the Board of Directors, such Officers’ Certificate;

(b)           an executed supplemental indenture, if any;

(c)           an Officers’ Certificate delivered in accordance with Section 11.04(1) hereof; and

(d)           an Opinion of Counsel which shall state:

(1)           that the form of such Securities has been established by a supplemental indenture or by or pursuant to a Board Resolution in conformity with the provisions of this Indenture;

(2)           that the terms of such Securities have been established in accordance with the provisions of this Indenture;

(3)           that such Securities, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company, enforceable in accordance with their terms, subject to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting the enforcement of creditors’ rights and to general equity principles; and

(4)           that all laws and requirements in respect of the execution and delivery by the Company of such Securities have been complied with

The Trustee shall have the right to decline to authenticate and deliver any Securities under this Section 2.02 if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the Trustee in good faith shall determine that such action would expose the Trustee to personal liability.

SECTION 2.03                       REGISTRAR AND PAYING AGENT.

The Company shall maintain an office or agency, which shall be in the Borough of Manhattan, The City of New York, where (a) Securities may be presented or surrendered for registration of transfer or for exchange (the “REGISTRAR”), (b) Securities may be presented or surrendered for payment (the “PAYING AGENT”) and (c) notices and demands in respect of the Securities and this Indenture may be served.  The Registrar shall keep a register of the Securities and of their transfer and exchange.  The Company must appoint a Paying Agent and, upon notice to the Trustee, may appoint one or more co-Registrars and one or more additional Paying Agents.  The term “Paying Agent” includes any additional Paying Agent.  Except as provided herein, the Company may act as Registrar or co-Registrar.

The Company shall enter into an appropriate agency agreement with any Agent not a party to this Indenture, which shall incorporate the provisions of the TIA.  The agreement shall implement the provisions of this Indenture that relate to such Agent.  The Company shall notify the Trustee of the name and address of any such Agent.  If the Company fails to maintain a Registrar or Paying Agent, or fails to give the foregoing notice, the Trustee shall act as such and shall be entitled to appropriate compensation in accordance with Section 8.07.

The Company initially appoints the DTC to act as Depository with respect to the Global Securities.

The Company initially appoints the Trustee as Registrar and Paying Agent until such time as the Trustee has resigned or a successor has been appointed.

SECTION 2.04                       PAYING AGENT TO HOLD ASSETS IN TRUST.

The Company shall require each Paying Agent other than the Trustee to agree in writing that each Paying Agent shall hold in trust for the benefit of Holders or the Trustee all assets held by the Paying Agent for the payment of principal of, or interest on, the Securities, and shall notify the Trustee of any Default by the Company in making any such payment.  The Company at any time may require a Paying Agent to distribute all assets held by it to the Trustee and account for any assets disbursed and the Trustee may at any time during the continuance of any payment Default, upon written request to a Paying Agent, require such Paying Agent to distribute all assets held by it to the Trustee and to account for any assets distributed.  Upon distribution to the Trustee of all assets that shall have been delivered by the Company to the Paying Agent (if other than the Company or a Guarantor), the Paying Agent shall have no further liability for such assets.

SECTION 2.05                       HOLDER LISTS.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders and shall otherwise comply with Section 312(b) of the TIA.  If the Trustee is not the Registrar, the Company shall furnish to the Trustee before each Interest Record Date and at such other times as the Trustee may request in writing a list as of such date and in such form as the Trustee may reasonably require of the names and addresses of Holders, which list may be conclusively relied upon by the Trustee, and the Company shall otherwise comply with Section 312(a) of the TIA.

SECTION 2.06                       TRANSFER AND EXCHANGE.

Subject to the provisions of Section 2.15, when Securities are presented to the Registrar or a co-Registrar with a request to register the transfer of such Securities or to exchange such Securities for an equal principal amount of Securities of other authorized denominations of the same series, the Registrar or co-Registrar shall register the transfer or make the exchange as requested if its requirements for such transaction are met; PROVIDED, HOWEVER, that the Securities surrendered for transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer in accordance with the requirements of Section 2.15 hereof.  To permit registrations of transfers and exchanges, the Company shall execute Securities at the Registrar’s or co-Registrar’s written request and the Trustee shall authenticate such Securities upon a Company Order.  No service charge shall be made for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or other governmental charge payable upon exchanges or transfers pursuant to Section 2.10, or 3.06 or 10.05 or in accordance with any Offer to Purchase pursuant to Section 4.06 or 4.13, and in any such case not involving any transfer).  The Registrar or co-Registrar shall not be required to register the transfer or exchange of any Security (i) during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of securities and ending at the close of business on the day of such mailing and (ii) selected for redemption in whole or in part pursuant to Article Three hereof, except the unredeemed portion of any Security being redeemed in part.

Prior to the registration of any transfer by a Holder as provided herein, the Company, the Trustee and any Agent of the Company shall treat the Person in whose name the Security is registered as the owner thereof for all purposes whether or not the Security shall be overdue, and none of the Company, the Trustee nor any such Agent shall be affected by notice to the contrary.  Any consent, waiver or actions of a Holder shall be binding upon any subsequent Holders of such Security or a Security received upon transfer.  Any Holder of a beneficial interest in a Global Security shall, by acceptance of such beneficial interest in a Global Security, agree that transfers of beneficial interests in such Global Security may be effected only through a book-entry system maintained by the Depository (or its agent), and that ownership of a beneficial interest in a Global Security shall be required to be reflected in a book entry.

Each Holder of a Security agrees to indemnify the Company, the Trustee and the Registrar against any liability that may result from the transfer, exchange or assignment of such Holder’s Security in violation of any provision of this Indenture and/or applicable United States federal or state securities law.

The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any security (including any transfers between or among Participants or beneficial owners of interest in any Global Security) other than to require, delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

The Registrar shall retain, in such form as it deems reasonable, copies of all letters, notices and other written communications received pursuant to Section 2.15 or this Section 2.06.  The Company shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Registrar.

SECTION 2.07                       REPLACEMENT SECURITIES.

If a mutilated Security is surrendered to the Trustee or if the Holder of a Security claims that the Security has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall authenticate a replacement Security if the Trustee’s requirements for replacement of Securities are met.  If required by the Company or the Trustee, such Holder must provide an indemnity bond or other indemnity, sufficient in the judgment of the Company and the Trustee, to protect the Company, the Trustee and any Agent from any loss which any of them may suffer if a Security is replaced.  The Company may charge such Holder for their reasonable out-of-pocket expenses in replacing a Security, including reasonable fees and expenses of counsel.

Every replacement Security is an additional Obligation of the Company.

SECTION 2.08                       OUTSTANDING SECURITIES.

Securities outstanding at any time are all the Securities that have been authenticated by the Trustee except those canceled by it, those delivered to it for cancellation and those described in this Section 2.08 as not outstanding.  Subject to Section 2.09, a Security does not cease to be outstanding because the Company or any Affiliates of the Company holds the Security.

If a Security is replaced pursuant to Section 2.07 (other than a mutilated Security surrendered for replacement), it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Security is held by a BONA FIDE purchaser.  A mutilated Security ceases to be outstanding upon surrender of such Security and replacement thereof pursuant to Section 2.07.

If on a Redemption Date or the Final Maturity Date the Paying Agent holds money sufficient to pay all of the principal and interest due on the Securities payable on that date, and is not prohibited from paying such money to the Holders pursuant to the terms of this Indenture, then on and after that date such Securities cease to be outstanding and interest on them ceases to accrue.

SECTION 2.09                       TREASURY SECURITIES.

In determining whether the Holders of the required principal amount of Securities have concurred in any direction to the Trustee or consent to the waiver of any past default and its consequences, Securities owned by the Company, the Guarantors or any of their respective Affiliates shall be disregarded, except that, for the purposes of determining whether the Trustee shall be protected in relying on any such direction or consent, only Securities that a Trust Officer of the Trustee actually knows are so owned shall be disregarded.

The Company shall notify the Trustee, in writing, when the Company or any of its Affiliates repurchases or otherwise acquires Securities, of the aggregate principal amount of such Securities so repurchased or otherwise acquired.

SECTION 2.10                       TEMPORARY SECURITIES.

Until definitive Securities are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary Securities upon receipt of a written order of the Company in the form of an Officers’ Certificate.  The Officers’ Certificate shall specify the amount of temporary Securities to be authenticated and the date on which the temporary Securities are to be authenticated.

Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Company considers appropriate for temporary Securities.  Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate upon receipt of a written order of the Company pursuant to Section 2.02 definitive securities in exchange for temporary Securities.

SECTION 2.11                       CANCELLATION.

The Company at any time may deliver Securities to the Trustee for cancellation.  The Registrar and the Paying Agent shall forward to the Trustee any Securities surrendered to them for transfer, exchange or payment.  The Trustee, or at the direction of the Trustee, the Registrar or the Paying Agent, and no one else, shall cancel, and in accordance with its customary procedures, dispose of any Securities surrendered for transfer, exchange, payment or cancellation.  Subject to Section 2.07, the Company may not issue new Securities to replace Securities that it has paid or delivered to the Trustee for cancellation.  If the Company shall acquire any of the Securities, such acquisition shall not operate as a redemption or satisfaction of the Indebtedness represented by such Securities unless and until the same are surrendered to the Trustee for cancellation pursuant to this Section 2.11.

SECTION 2.12                       DEFAULTED INTEREST.

The Company shall pay interest on overdue principal from time to time on demand at the rate of interest provided in the Securities and Section 4.01.  The Company shall, to the extent lawful, pay interest on overdue installments of interest (without regard to any applicable grace periods) from time to time on demand at the rate of interest provided in the Securities and Section 4.01.

If the Company defaults in a payment of interest on the Securities, it shall pay the defaulted interest, plus (to the extent lawful) any interest payable on the defaulted interest to the Persons who are Holders on a subsequent special record date, which date shall be the fifteenth day preceding the date fixed by the Company for the payment of defaulted interest or the next succeeding Business Day if such date is not a Business Day.  At least 15 days before the subsequent special record date, the Company shall mail to each Holder, with a copy to the Trustee, a notice that states the subsequent special record date, the payment date and the amount of defaulted interest, and interest payable on such defaulted interest, if any, to be paid.

Notwithstanding the foregoing, any interest which is paid prior to the expiration of the 30-day period set forth in Section 6.01(i) shall be paid to Holders as of the Interest Record Date for the Interest Payment Date for which interest has not been paid.

SECTION 2.13                       CUSIP NUMBER.

The Company in issuing the Securities will use a “CUSIP” number and the Trustee shall use the CUSIP number in notices of redemption or exchange as a convenience to Holders; PROVIDED, HOWEVER, that any such notice may state that no representation is made as to the correctness or accuracy of the CUSIP number printed in the notice or on the Securities, and that reliance may be placed only on the other identification numbers printed on the Securities.  The Company shall promptly notify the Trustee of any changes in CUSIP numbers.

SECTION 2.14                       DEPOSIT OF MONEYS.

Prior to 11 a.m. New York City time on each Interest Payment Date, Redemption Date, and the Final Maturity Date, the Company shall deposit with the Paying Agent in immediately available funds money sufficient to make cash payments and Additional Securities, if applicable, to make the non-cash payments due on such Interest Payment Date, Redemption Date, or Final Maturity Date, as the case may be, in a timely manner which permits the Paying Agent to remit payment to the Holders on such Interest Payment Date, Redemption Date, or Final Maturity Date, as the case may be.

SECTION 2.15                       BOOK ENTRY PROVISIONS FOR GLOBAL SECURITIES.

(a)           Book-Entry Provisions.  Members of, or participants in, the Depository (“PARTICIPANTS”) shall have no rights under this Indenture with respect to any Global Security held on their behalf by the Depository, or the Trustee as its custodian, or under the Global Security, and the Depository may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of the Global Security for all purposes whatsoever.  Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository or impair, as between the Depository and Participants, the operation of customary practices governing the exercise of the rights of a Holder of any Security.

The Trustee shall have no responsibility or obligation to any beneficial owner of interest in a Global Security, a member of, or a participant in, DTC or other Person with respect to the accuracy of the records of DTC or its nominee or of any participant or member thereof, with respect to any ownership interest in the Securities or with respect to the delivery to any participant, member, beneficial owner or other Person (other than DTC) of any notice (including any notice of redemption) or the payment of any amount or delivery of any Securities (or other security or property) under or with respect to such Securities.  All notices and communications to be given to the Holders and all payments to be made to Holders in respect of the Securities shall be given or made only to or upon the order of the registered Holders (which shall be DTC or its nominee in the case of a Global Security).  The Trustee may rely and shall be fully protected in relying upon information furnished by DTC with respect to its members, participants and any beneficial owners.

(b)           Transfer and Exchange of Physical Securities.  When Physical securities are presented to the Registrar or co-Registrar with a request:

(i)            to register the transfer of the Physical Securities; or

(ii)           to exchange such Physical Securities for an equal principal amount of Physical Securities of other authorized denominations, the Registrar or co-Registrar shall register the transfer or make the exchange as requested if the requirements under this Indenture as set forth in this Section 2.15 for such transactions are met; PROVIDED, HOWEVER, that the Physical Securities presented or surrendered for registration of transfer or exchange;

(I)            shall be duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Registrar or co-Registrar, duly executed by the Holder thereof or his attorney duly authorized in writing; and

(II)           in the case of Physical Securities the offer and sale of which have not been registered under the Securities Act, such Physical Securities shall be accompanied, in the sole discretion of the Company, by the following additional information and documents, as applicable.

(A)          if such Physical Security is being delivered to the Registrar or co-Registrar by a Holder for registration in the name of such Holder, without transfer, a certification from such Holder to that effect (substantially in the form of Exhibit D hereto); or

(B)           if such Physical Security is being transferred to a QIB in accordance with Rule 144A, a certification to that effect (substantially in the form of Exhibit D hereto); or

(C)           if such Physical Security is being transferred to an Institutional Accredited investor, delivery of a certification to that effect (substantially in the form of Exhibit D hereto) and a transferee letter of representation (substantially in the form of Exhibit E hereto) and, at the option of the Company, an Opinion of Counsel reasonably satisfactory to the Company to the effect that such transfer is in compliance with the Securities Act; or

(D)          if such Physical Security is being transferred in reliance on Regulation S, delivery of a certification to that effect (substantially in the form of Exhibit D hereto) and a transferor certificate for Regulation S transfers substantially in the form of Exhibit F hereto and, at the option of the Company, an Opinion of Counsel reasonably satisfactory to the Company to the effect that such transfer is in compliance with the Securities Act; or

(E)           if such Physical Security is being transferred in reliance on Rule 144 under the securities Act, delivery of a certification to that effect (substantially in the form of Exhibit D hereto) and, at the option of the Company, an Opinion of Counsel reasonably satisfactory to the Company to the effect that such transfer is in compliance with the Securities Act; or

(F)           if such Physical Security is being transferred in reliance on another exemption from the registration requirements of the Securities Act; a certification to that effect (substantially in the form of Exhibit D hereto) and, at the option of the Company, an Opinion of Counsel reasonably acceptable to the Company to the effect that such transfer is in compliance with the Securities Act.

(c)           Restrictions on Transfer of a Physical Security for a Beneficial Interest in a Global Security.  A Physical Security the offer and sale of which has not been registered under the Securities Act may not be exchanged for a beneficial interest in a Global Security except upon satisfaction of the requirements set forth below.  Upon receipt by the Registrar or co-Registrar of a Physical Security, duly endorsed or accompanied by appropriate instruments of transfer, in form satisfactory to the Registrar or co-Registrar, together with:

(A)          certification, substantially in the form of Exhibit D hereto, that such Physical Security is being transferred (I) to a QIB, (II) to an Institutional Accredited Investor or (III) in an offshore transaction in reliance on Regulation S and, with respect to (II) or (III), at the option of the Company, an Opinion of Counsel reasonably acceptable to the Company to the effect that such transfer is in compliance with the Securities Act; and

(B)           written instructions directing the Registrar or co-Registrar to make, or to direct the Depository to make, an endorsement on the applicable Global Security to reflect an increase in the aggregate amount of the Securities represented by the Global Security, then the Registrar or co-Registrar shall cancel such Physical Security and cause, or direct the Depository to cause, in accordance with the standing instructions and procedures existing between the Depository and the Registrar or co-Registrar, the principal amount of Securities represented by the applicable Global Security to be increased accordingly.  If no 144A Global Security, IAI Global Security or Regulation S Global Security, as the case may be, is then outstanding, the Company shall, unless either of the events in the proviso to Section 2.15(d) have occurred and are continuing, issue and the Trustee shall, upon written instructions from the Company in accordance with Section 2.02, authenticate such a Global Security in the appropriate principal amount.  Private Exchange Securities, as such, may not be exchanged for a beneficial interest in a Global Security.

(d)           Transfer and Exchange of Global Notes.  Except as provided in this Section 2.15 and the sections of the Indenture referenced herein, notwithstanding any other provision in this Indenture, no Global Security may be exchanged in whole or in part for Physical Securities, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depository for such Global Securities or a nominee thereof unless (i) such Depository or the Trustee has notified the Company that the Depository is (A) unwilling or unable to continue as Depository for such Global Securities or (B) has ceased to be clearing agency registered as such under the Exchange Act, and in either case the Company fails to appoint a successor Depository within 90 days of such notice, (ii) the Company executed and delivers to the Trustee a Company Order stating that it elects to cause the issuance of the Securities in definitive form and that all Global Securities shall be exchanged in whole for Physical Securities (in which case such exchange shall be effected by the Trustee) or (iii) there shall have occurred and be continuing an Event of Default with respect to the Securities.  Notwithstanding the foregoing provisions of this Section 2.15(d), Global Securities also may be exchanged or replaced, in whole or in part as provided in Sections 2.07 and 2.10 hereof.  A Global Security may not be exchanged for another Security other than as provided in this Section 2.15(b); however, beneficial interests in a Global Security may be transferred and exchanged as provided in Section 2.15(b), (c) or (e) hereof.

(e)           Transfer and Exchange of Beneficial Interests in the Global Securities.  The transfer and exchange of beneficial interests in Global Securities shall be effected through the Depository in accordance with this Indenture (including the restrictions on transfer set forth herein) and the Applicable Procedures; PROVIDED, HOWEVER, that prior to the expiration of the Restricted Period, transfers of beneficial interests in the Temporary Regulation S Global Security may not be made to a U.S. person (as defined in Regulation S) or for the account or benefit of a U.S. person.  Upon receipt by the Registrar or Co-Registrar of written instructions, or such other instruction as is customary for the Depository, from the Depository or its nominee, requesting the registration of transfer of an interest in a 144A Global Security, an IAI Global Security or a Regulation S Global Security, as the case maybe, to another type of Global Security, together with the applicable Global Securities (or, if the applicable type of Global Security required to represent the interest as requested to be obtained is not then outstanding, only the Global Security representing the interest being transferred), the Registrar or Co-Registrar shall reflect on its books and records (and the applicable Global Security) the applicable increase and decrease of the principal amount of Securities represented by such types of Global Securities, giving effect to such transfer.  If the applicable type of Global Security required to represent the interest as requested to be obtained is not outstanding at the time of such request, the Company shall issue and the Trustee shall, upon written instructions from the Company in accordance with Section 2.02, authenticate a new Global Security of such type in principal amount equal to the principal amount of the interest requested to be transferred.

(i)            If any Global Security is to be exchanged for other Securities or cancelled in whole, it shall be surrendered by or on behalf of the Depository or its nominee to the Trustee, as Registrar, for exchange or cancellation as provided in this Article Two.  If any Global Security is to be exchanged for other Securities or cancelled in part, or if another Security is to be exchanged in whole or in part for a beneficial interest in any Global Security, then either (i) such Global Security shall be so surrendered for exchange or cancellation as provided in this Article Two or (ii) the principal amount thereof shall be reduced or increased by an amount equal to the portion thereof to be so exchanged or cancelled, or equal to the principal amount of such other Security to be so exchanged for a beneficial interest therein, as the case may be, by means of an appropriate endorsement made on the Global Securities by the Trustee, as custodian for the Depository, whereupon the Trustee, in accordance with the Applicable Procedures, shall instruct the Depository or its authorized representative to make a corresponding adjustment to its records.  Upon any such surrender or adjustment of a Global Security, the Trustee shall, as provided in this Article Two, authenticate and deliver any Securities issuable in exchange for such Global Security (or any portion thereof) to or upon the order of, and registered in such names as may be directed by, the Depository or its authorized representative.  Upon the request of the Trustee in connection with the occurrence of any of the events specified in Section 2.15(d), the Company shall promptly make available to the Trustee a reasonable supply of Physical Securities that are not in the form of Global Securities.  The Trustee shall be entitled to rely upon any order, direction or request of the Depository or its authorized representative which is given or made pursuant to this Article Two if such order, direction or request is given or made in accordance with the Applicable Procedures and in accordance with all applicable laws.  Every Security authenticated and delivered upon registration of transfer of, or in exchange for or in lieu of, a Global Security or any portion thereof, whether pursuant to this Article Two or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Security, unless such Security is registered in the name of a Person other than the Depository for such Global Security or a nominee thereof.

(ii)           The Depository or its nominee, as registered owner of a Global Security, shall be the Holder of such Global Security for all purposes under this Indenture and the Securities and owners of beneficial interests in a Global Security shall hold such interests pursuant to the Applicable Procedures.  Accordingly, any such owner’s beneficial interest in a Global Security will be shown only on, and the transfer of such interest shall be effected only through, records maintained by the Depository or its nominee or its Participants.

(f)            Cancellation and/or Adjustment of Global Securities.  At such time as all beneficial interests in a particular Global Security have been exchanged for Physical Securities or a particular Global Security has been redeemed, repurchased or cancelled in whole and not in part, each such Global Security shall be returned to or retained and cancelled by the Trustee in accordance with Section 2.11 hereof.  At any time prior to such cancellation, if any beneficial interest in a Global Security is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Security or for Physical Securities, the principal amount of Securities represented by such Global Security shall be reduced accordingly and an endorsement shall be made on such Global Security by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Security, such other Global Security shall be increased accordingly and an endorsement shall be made on such Global Security by the Trustee or by the Depository at the direction to reflect such increase.

(g)           The Holder of any Global Security may grant proxies and otherwise authorize any Person, including Participants and Persons that may hold beneficial interests through Participants, to take any action which a Holder is entitled to take under this Indenture or the Securities.

(h)           General.  By its acceptance of any Security bearing the Private Placement Legend, each Holder of such a Security acknowledges the restrictions on transfer of such Security set forth in this Indenture and in the Private Placement Legend and agrees that it will transfer such Security only as provided in this Indenture.

ARTICLE THREE

REDEMPTION

SECTION 3.01                       NOTICES TO TRUSTEE.

If the Company elects to redeem Securities pursuant to paragraph 5 of the Securities at the applicable redemption price set forth thereon, it shall notify the Trustee in writing of the Redemption Date and the principal amount of Securities to be redeemed.  The Company shall give such notice to the Trustee at least 45 days before the Redemption Date (unless a shorter notice shall be agreed to by the Trustee in writing), together with an Officers’ Certificate stating that such redemption will comply with the conditions contained herein and in the Securities, the Redemption Date, the redemption price and the principal amount of the Securities to be redeemed.  Any such notice may be canceled (with at least five days’ notice in writing) at any time prior to notice of such redemption being mailed to any Holder and shall thereby be void and of no effect.

SECTION 3.02                       SELECTION OF SECURITIES TO BE REDEEMED.

If less than all of the Securities are to be redeemed pursuant to paragraph 5 of the Securities, the Trustee shall select the Securities to be redeemed in compliance with the requirements of the national securities exchange, if any, on which the Securities are listed or, if the Securities are not then listed on a national securities exchange, on a pro rata basis; PROVIDED, HOWEVER, that no Securities of $1,000 or less shall be redeemed in part; PROVIDED, FURTHER, HOWEVER, that if a partial redemption is made with the net cash proceeds of an Equity Offering received by the Company, selection of the Securities or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of the Depository), unless such method is otherwise prohibited.  On and after the Redemption Date, interest shall cease to accrue on the Securities or portions thereof called for redemption, whether or not such Securities are presented for payment.

SECTION 3.03                       NOTICE OF REDEMPTION.

At least 30 days but not more than 60 days before a Redemption Date, the Company shall mail a notice of redemption by first-class mail to each Holder whose Securities are to be redeemed at such Holder’s registered address; PROVIDED, HOWEVER, that notice of a redemption pursuant to paragraph 5(b) of the Securities shall be mailed to each Holder whose Securities are to be redeemed no later than 60 days after the date of the closing of the relevant Equity Offering of the Company.

Each notice of redemption shall identify the Securities to be redeemed (including the CUSIP number thereon) and shall state:

(1)           the Redemption Date;

(2)           the redemption price;

(3)           the name and address of the Paying Agent to which the Securities are to be surrendered for redemption;

(4)           that Securities called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(5)           that, unless the Company defaults in making such redemption payment, interest on Securities called for redemption ceases to accrue on and after the Redemption Date and the only remaining right of the Holders is to receive payment of the redemption price upon surrender to the Paying Agent;

(6)           in the case of any redemption pursuant to paragraph 5 of the Securities, if any Security is being redeemed in part, the portion of the principal amount of such Security to be redeemed and that, after the Redemption Date, upon surrender of such

Security, a new Security or Securities in principal amount equal to the unredeemed portion thereof will be issued;

(7)           the subparagraph of the Securities pursuant to which such redemption is being made; and

(8)           that no representation is made as to the accuracy of the CUSIP number listed in such notice or printed on such Security.

At the Company’s request, the Trustee shall give the notice of on behalf of the Company, in the Company’s name and at the Company’s

SECTION 3.04                       EFFECT OF NOTICE OF REDEMPTION.

Once a notice of redemption is mailed, Securities called for redemption become due and payable on the Redemption Date and at the redemption price.  A notice of redemption may not be conditional.  Upon surrender to the Paying Agent, such securities shall be paid at the redemption price, plus accrued interest thereon, if any, to the Redemption Date, but interest installments whose maturity is on or prior to such Redemption Date shall be payable to the Holders of record at the close of business on the relevant Interest Record Date.

SECTION 3.05                       DEPOSIT OF REDEMPTION PRICE.

On or before the Redemption Date, the Company shall deposit with the Paying Agent (or if the Company is its own Paying Agent, it shall, on or before the Redemption Date, segregate and hold in trust) money sufficient to pay the redemption price of and accrued interest, if any, on all Securities to be redeemed on that date other than Securities or portions thereof called for redemption on that date which have been delivered by the Company to the Trustee for cancellation.  All accrued and unpaid interest must be paid in cash.

If any Security surrendered for redemption in the manner provided in the Securities shall not be so paid on the Redemption Date due to the failure of the Company to deposit with the Paying Agent money sufficient to pay the redemption price thereof or because of the provisions of Article Seven, the principal and accrued and unpaid interest, if any, thereon shall, until paid or duly provided for, bear interest as provided in Sections 2.12 and 4.01 with respect to any payment default.

SECTION 3.06                       SECURITIES REDEEMED IN PART.

Upon surrender of a Security that is redeemed in part, the Trustee shall authenticate for the Holder a new Security equal in principal amount to the unredeemed portion of the Security surrendered.

ARTICLE FOUR

COVENANTS

SECTION 4.01                       PAYMENT OF SECURITIES.

The Company shall pay the principal (and premium, if any) of and interest on the Securities in the manner provided in the Securities and this Indenture.  An installment of principal (including premium, if any) or interest shall be considered paid on the date due if the Trustee or Paying Agent (other than the Company or any Affiliates of the Company) holds on that date money, and, if applicable, Additional Securities, designated for and sufficient to pay all principal (including premium, if any)and interest and is not prohibited from paying such money to the Holders of the Securities pursuant to the terms of this Indenture.

The Company shall pay interest (including Post-Petition Interest) on overdue principal (including premium, if any) at a rate equal to 1% per annum in excess of the interest rate provided in the Securities and this Indenture.  The Company shall pay cash interest on overdue installments of interest (without regard to any applicable grace period) at the same rate, to the extent lawful, as provided in Section 2.12.

Notwithstanding anything to the contrary contained in this Indenture, the Company may, to the extent it is required to do so by law, deduct or withhold income or other similar taxes imposed by the United States of America from principal, premium or interest payments hereunder.

SECTION 4.02                       MAINTENANCE OF OFFICE OR AGENCY.

The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of any office or agency required by Section 2.03.  If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the address of the Trustee set forth in Section 11.

SECTION 4.03                       LIMITATION ON INDEBTEDNESS.

The Company will not, and will not cause or permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness), except for Permitted Indebtedness; PROVIDED, HOWEVER, that the Company may Incur Indebtedness if, at the time of and immediately after giving pro forma effect to such Incurrence of Indebtedness and the application of the proceeds therefrom, the Consolidated Coverage Ratio would be greater than (x) 2.00 to 1.00 if such Indebtedness is Incurred prior to the second anniversary of the Issue Date or (y) 2.25 to 1.00 if such Indebtedness is Incurred thereafter.

The limitations contained in the preceding paragraph will not apply to the Incurrence of any of the following (collectively, “PERMITTED INDEBTEDNESS”), each of which shall be given independent effect:

(a)           Indebtedness under the Securities and any Guarantees;

(b)           Indebtedness Incurred under the Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed after giving effect to such Incurrence (x) $136 million, representing the maximum committed amount (without giving effect to any borrowing base restrictions) under the Credit Facilities on the Issue Date, less (y) any amounts derived from an Asset Sale and applied to the required reduction of such Indebtedness (resulting in a permanent reduction of the related commitment to lend or amount to be reborrowed in case of a revolving credit facility, or in the case of a term loan, the amount actually attributed to such asset therein) under such Credit Facilities pursuant to Section 4.06;

(c)           Indebtedness of any Restricted Subsidiary of the Company owed to and held by the Company or any Restricted Subsidiary, and Indebtedness of the Company owed to and held by any Restricted Subsidiary and that is unsecured and subordinated in right of payment in liquidation to the payment of the Company’s obligations under any Senior Indebtedness, this Indenture and the Securities; PROVIDED, HOWEVER, that an Incurrence of Indebtedness that is not otherwise permitted by this clause (c) shall be deemed to have occurred upon (i) any sale or other disposition of any Indebtedness of the Company or any Restricted Subsidiary of the Company referred to in this clause (c) to a Person (other than the Company or a Restricted Subsidiary), or (ii) any sale or other disposition of Equity Interests of any Subsidiary which holds Indebtedness of the Company or another Subsidiary;

(d)           Indebtedness under Interest Rate Protection Obligations; PROVIDED, HOWEVER, that such Interest Rate Protection Obligations have been entered into for bona fide business purposes and not for speculation;

(e)           Purchase Money Indebtedness and Capitalized Lease Obligations of the Company or any Restricted Subsidiary in an aggregate principal amount (including refinancings thereof) at any one time outstanding not to exceed [5%/10%] of aggregate total revenue of the Company and its Restricted Subsidiaries during the most recently completed four fiscal quarter period on a consolidated basis (determined at the time of Incurrence); PROVIDED, HOWEVER, that the Company and its Restricted Subsidiaries may incur any amount of additional Indebtedness of the type specified above in this clause (e) which is secured by real estate and any improvements thereon so long as the sole recourse of the obligee with respect to such Indebtedness is to the real property and/or improvements financed, fixtures related thereto and any accessions and additions thereto, replacements and substitutions therefor and the proceeds (including insurance proceeds thereof);

(f)            Indebtedness under Currency Agreements; PROVIDED, HOWEVER, that such Currency Agreements have been entered into for bona fide business purposes and not for speculation;

(g)           Existing Indebtedness;

(h)           Indebtedness to the extent representing a replacement, renewal, defeasance, refinancing or extension (collectively, a “REFINANCING”) of any outstanding Indebtedness, PROVIDED, HOWEVER, that (i) any such refinancing shall not exceed the sum of the principal amount (or accreted amount (determined in accordance with GAAP), if less) of the Indebtedness being refinanced (or in the case of a refinancing of the Credit Facilities the maximum permitted amount under clause (b) above), plus the amount of accrued interest thereon, plus the amount of any reasonably determined prepayment premium necessary to accomplish such refinancing and such reasonable fees and expenses incurred in connection therewith, (ii) Indebtedness representing a refinancing of Indebtedness other than Senior Indebtedness shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being refinanced and (iii) Indebtedness that is pari passu with, or subordinate to, the Securities may only be refinanced with Indebtedness that is made pari passu with or subordinate in right of payment to the Securities and Subordinated Indebtedness may only be refinanced with Subordinated Indebtedness; PROVIDED, FURTHER, that Indebtedness of the Company may be refinanced by Indebtedness of the Company and Indebtedness of a Restricted Subsidiary of the Company may be refinanced by Indebtedness of the Company or that Restricted Subsidiary;

(i)            Guarantees by the Company or a Restricted Subsidiary of Indebtedness Incurred by the Company or a Restricted Subsidiary so long as the Incurrence of such Indebtedness is otherwise permitted by the terms of this Indenture;

(j)            Acquired Indebtedness and Indebtedness Incurred in connection with the acquisition of assets; PROVIDED that such Indebtedness was Incurred by the prior owner of such assets prior to such acquisition by the Company or one of its Subsidiaries and was not Incurred in connection with, or in contemplation of, such acquisition by the Company or one of its Restricted Subsidiaries; PROVIDED FURTHER that the principal amount (or accreted value, as applicable) of such Indebtedness, together with any other outstanding Indebtedness (including refinancings thereof) Incurred pursuant to this clause (j), does not exceed $5.0 million;

(k)           Indebtedness in respect of commercial and liability insurance packages, worker’s compensation, self-insurance obligations, performance, surety, appeal and similar bonds and completion guarantees provided in the ordinary course of business, including renewals;

(l)            Indebtedness Incurred in connection with the acquisition of capital stock of Restricted Subsidiaries existing on the Issue Date representing minority interests in such Restricted Subsidiaries in an aggregate principal amount (including refinancings thereof) not to exceed $2.0 million;

(m)          additional Indebtedness of the Company or any of its Restricted Subsidiaries, Incurred after the Issue Date, in an aggregate principal amount at any time outstanding (including refinancings thereof), not to exceed $20.0 million; and

(n)           Indebtedness Incurred in connection with the financings or refinancings of the Company’s real property holdings existing on the Issue Date provided the proceeds of such financings are used to (i) replace or refinance Existing Indebtedness or (ii) provide additional financings as allowed under (m) of this Section 4.03.

For purposes of determining compliance with this Section 4.03, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (a) through (n) above or is entitled to be Incurred pursuant to the first paragraph of this Section 4.03, the Company shall, in its sole discretion, classify such item of

Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been Incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof or as having been divided and incurred pursuant to more than one of such clauses or the first paragraph hereof.  Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant.  If the Indebtedness is Incurred, denominated and payable in other than United States currency, then the Indebtedness shall be converted into United States currency using the spot foreign exchange rate of the currency in which such Indebtedness is Incurred, denominated and payable on the date of Incurrence of such Indebtedness.  Indebtedness Incurred under clause (h) above as a refinancing of the Credit Facilities may be Incurred as two or more separate facilities entered into at the same time or at different times so long as such facilities in the aggregate constitute a refinancing of the Credit Facilities in a maximum amount not to exceed the amount permitted under clause (b) above.

SECTION 4.04                       LIMITATION ON SENIOR SUBORDINATED INDEBTEDNESS.

The Company will not, directly or indirectly, Incur, or suffer to exist, any Indebtedness that by its terms would expressly rank senior in right of payment to the Securities and subordinate in right of payment to any other Indebtedness of the Company.

SECTION 4.05                       LIMITATION ON RESTRICTED PAYMENTS.

The Company will not, and will not cause or permit any Restricted Subsidiary of the Company to, directly or indirectly,

(i)            declare or pay any dividend or any other distribution on any Equity Interests of the Company or make any payment or distribution to the direct or indirect holders (in their capacities as such) of Equity Interests of the Company, including, without limitation, any such dividend, distribution or other payment made in connection with any Merger or consolidation involving the Company, (other than any dividends, distributions and payments made solely in Qualified Equity Interests of the Company or in options, warrants or other rights to purchase Qualified Equity Interests of the Company or dividends or distributions by a Restricted Subsidiary to the Company or another Restricted Subsidiary or payments made under the Solomon Employment Agreement or the Solomon Separation Agreement);

(ii)           purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any Subsidiary of the Company (other than any such Equity Interests owned by the Company or any Restricted Subsidiary of the Company);

(iii)          make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness or Guarantor Subordinated Indebtedness, except a payment of interest or principal at Stated Maturity;

(iv)          make any Investment in any Person (other than Permitted Investments); or

(v)           designate any Restricted Subsidiary as an Unrestricted Subsidiary; (any such payment or any other action (other than any exception thereto) described in Clauses (i) through (v), a “RESTRICTED PAYMENT”), unless

(a)           no Default or Event of Default shall have occurred and be continuing at the time or immediately after giving effect to such Restricted Payment;

(b)           immediately after giving effect to such Restricted Payment, the Company would be able to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the Consolidated Coverage Ratio test set forth in the first paragraph of Section 4.03; and

(c)           immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments declared or made on or after the Issue Date (excluding Restricted Payments permitted by clauses (ii) and (iv) of the next succeeding paragraph) does not exceed an amount equal to the sum of (1) 50% of cumulative Consolidated Net Income determined for the period (taken as one period) from the beginning of the first fiscal quarter commencing after the Issue Date and ending on the last day of the most recent fiscal quarter immediately preceding the date of such Restricted Payment for which consolidated financial information of the Company is available (or if such cumulative Consolidated Net Income shall be a loss, minus 100% of such loss), plus (2) the aggregate net cash proceeds received by the Company either (x) as capital contributions to the Company after the Issue Date or (y) from the issue and sale (other than to a Subsidiary of the Company) of its Qualified Equity Interests after the issue Date (excluding the net proceeds from any issuance and sale of Qualified Equity Interests financed, directly or indirectly, using funds borrowed from the Company or any Subsidiary of the Company until and to the extent such borrowing is repaid), plus (3) the principal amount (or accreted amount (determined in accordance with GAAP), if less) of any Indebtedness of the Company or any Restricted Subsidiary of the Company Incurred after the Issue Date which has been converted into or exchanged for Qualified Equity Interests of the company (minus the amount of any cash or property distributed by the Company or any Restricted Subsidiary of the Company upon such conversion or exchange), plus (4) an amount equal to the net reduction in Restricted Payments resulting from dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary (except to the extent any such payment is included in the calculation of Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries, not to exceed the amount of Restricted Payments previously made after the Issue Date by the Company and its Restricted Subsidiaries in such Person.

The foregoing provisions will not prevent:  (i) the payment of any dividend or distribution on, or redemption of, Equity Interests within 60 days after the date or declaration of such dividend or distribution or the giving of formal notice of such redemption, if at the date of such declaration or giving of such formal notice such payment or redemption would comply with the provisions of this Indenture; (ii) the purchase, redemption, retirement or other acquisition of any Equity Interests of the Company, Subordinated Indebtedness or Guarantor Subordinated Indebtedness in exchange for, or out of the net cash proceeds of the substantially concurrent issue and sale (other than to a Subsidiary of the Company) of, Qualified Equity Interests received by the Company; PROVIDED, HOWEVER, that any such net cash proceeds or any Equity Interest issued in exchange for such retired Equity Interests are excluded from clause (c)(2) of the preceding paragraph (and were not included therein at any time); (iii) the defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness or Guarantor Subordinated Indebtedness with the net cash proceeds from a Refinancing; (iv) payments by the Company to purchase, redeem or acquire for value shares of capital stock of the Company (other than Disqualified Equity Interests) or options on such shares held by officers or employees or former officers or employees (or their estates or beneficiaries under their estates) upon the death, disability, retirement or termination of employment of such current or former officers or employees pursuant to the terms of an employee benefit plan or any other agreement pursuant to which such shares of capital stock or options were issued or pursuant to a severance, buy-sell or right of first refusal agreement with such current or former officer or employee; PROVIDED, HOWEVER, that the aggregate cash consideration paid, or distributions made, pursuant to this clause (iv) do not in any one fiscal year exceed $5.0 million; (v) Investments constituting Restricted Payments made as a result of the receipt of non-cash consideration from any Asset Sale made pursuant to and in compliance with Section 4.06; and (vi) the purchase of Capital Stock representing minority interests in Restricted Subsidiaries; PROVIDED, HOWEVER, that the aggregate cash consideration paid pursuant to this clause (vii) does not exceed $5.0 million.

The amount of any non-cash Restricted Payment shall be deemed to be equal to the Fair Market Value thereof at the date of the making of such Restricted Payment.

SECTION 4.06                       DISPOSITION OF PROCEEDS OF ASSET SALES.

The Company shall not, and shall not cause or permit any Restricted Subsidiary of the Company to, directly or indirectly, make any Asset Sale, unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of (a) cash or Cash Equivalents or (b) property or assets that are used or useful in a Permitted Business, or Equity Interests of any Person primarily engaged in a Permitted Business if, as a result of the acquisition by the Company or any Restricted Subsidiary thereof, such Person becomes a Restricted Subsidiary; PROVIDED that the amount of (x) any liabilities of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities of the Company that are by their terms subordinated to the Securities or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to the customary novation agreement that releases the Company or such Restricted subsidiary from further liability and (y) any notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 180 days following the closing of such Asset Sale, will be deemed to be cash for purposes of this provision; PROVIDED FURTHER that the 75% limitation referred to above shall not apply to any sale, transfer or other disposition of assets in which the cash portion of the consideration received therefor, determined in accordance with the foregoing proviso, is equal to or greater than what the after-tax net proceeds would have been had such transaction complied with the aforementioned 75% limitation.

The Company or such Restricted Subsidiary, as the case may be, must (to the extent permitted by the Credit Facilities) deposit and retain all Net Cash Proceeds of any Asset Sale in a segregated escrow account until applied in accordance with the provisions of this Section 4.06.  The Company or such Restricted Subsidiary, as the case may be, may (i) apply the Net Cash Proceeds of any Asset Sale within 360 days of receipt thereof to repay Senior Indebtedness, or (ii) make an Investment in property or assets that are used or useful in a Permitted Business, or Equity Interests of any Person primarily engaged in a Permitted Business if, as a result of the acquisition by the Company or any Restricted Subsidiary thereof, such Person becomes a Restricted Subsidiary.

To the extent all or part of the Net Cash Proceeds of any Asset Sale are not applied as described in clause (i) or (ii) of the immediately preceding paragraph within the time periods set forth therein (the “NET PROCEEDS UTILIZATION DATE”) (such Net Cash Proceeds, the “UNUTILIZED NET CASH PROCEEDS”), the Company shall, within 20 days after such Net Proceeds Utilization Date, be required to make a pro rata offer (an “Asset Sale Offer”) to all Holders of Securities and any holders of other Indebtedness that is pari passu with or senior to the Securities or the Subsidiary Guarantees in question (including the Solomon Notes) and that requires such an offer and contains provisions similar to those set forth in this Indenture with respect to Offers to Purchase, to purchase or redeem with the net proceeds of sales of assets, the maximum principal amount of Securities and such other pari passu Indebtedness that may be purchased out of the Unutilized Net Cash Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest to the Purchase Date (subject to the right of Holders of record on the relevant Interest Record Date to receive interest on the relevant Interest Payment Date), in accordance with the procedures set forth in the definition of “Offer to Purchase”; PROVIDED, HOWEVER, that the Offer to Purchase may be deferred until there are aggregate Unutilized Net Cash Proceeds equal to or in excess of $5.0 million, at which time the entire amount of such Unutilized Net Cash Proceeds, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to this paragraph.

With respect to any Offer to Purchase affected pursuant to this Section 4.06, to the extent the aggregate principal amount of Securities tendered pursuant to such Offer to Purchase exceeds the Unutilized Net Cash Proceeds to be applied to the repurchase thereof, such Securities shall be purchased pro rata based on the aggregate principal amount of such Securities tendered by each Holder.  To the extent the Unutilized Net Cash Proceeds exceeds the aggregate amount of Securities tendered by the Holders of the Securities pursuant to such Offer to Purchase, the Company may retain and utilize any portion of the Unutilized Net Cash Proceeds not required to be applied to repurchase Securities tendered pursuant to such Offer for any purpose consistent with the other terms of this Indenture.

In the event that the Company makes an Offer to Purchase for the Securities, the Company shall comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act, and any violation of the provisions of this Indenture relating to such Offer to Purchase occurring as a result of such compliance shall not be deemed an Event of Default or an event that with the passing of time or giving of notice, or both would constitute an Event of Default.

Each Holder shall be entitled to tender all or any portion of the Securities owned by such Holder pursuant to the Offer to Purchase, subject to the requirement that any portion of a Security tendered must be tendered in an integral multiple of $1.00 principal amount and subject to any proration among tendering Holders as described above.

SECTION 4.07                       LIMITATION ON LIENS.

The Company will not, and will not cause or permit any Restricted Subsidiary of the Company to, directly or indirectly, Incur, or suffer to exist, any Liens of any kind against or upon any of their respective properties or assets now owned or hereafter acquired, or any proceeds therefrom or any income or profits therefrom, to secure any Indebtedness unless contemporaneously therewith effective provision is made to secure the Securities and all other amounts due under this Indenture, equally and ratably with such Indebtedness (or, in the event that such Indebtedness is subordinated in right of payment to the Securities prior to such Indebtedness) with a Lien on the same properties and assets securing such Indebtedness for so long as such Indebtedness is secured by such Lien, except for Permitted Liens.

SECTION 4.08                       LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES.

The Company will not, and will not cause or permit any Restricted Subsidiary of the Company to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (a) pay dividends or make any other distributions to the Company or any Restricted Subsidiary of the Company on its Equity Interests or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Company or any Restricted Subsidiary of the Company, (b) make loans or advances (other than working capital advances in the ordinary course of business) to, or guarantee any Indebtedness or other obligations of, or make any Investment in, the Company or any Restricted Subsidiary of the Company or (c) transfer any of its properties or assets to the Company or any Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of (i) the Credit Facilities as in effect on the Issue Date, any other agreement of the Company or its Restricted Subsidiaries outstanding on the Issue Date as in effect on the Issue Date and any other agreement of the Company or its Restricted Subsidiaries outstanding from time to time governing Senior Indebtedness, and any amendments, restatements, renewals, replacements or refinancings thereof; PROVIDED, HOWEVER, that such encumbrances and restrictions are not more restrictive taken as a whole than the Credit Facilities; (ii) applicable law; (iii) any instrument governing Indebtedness or Equity Interests of an Acquired Person acquired by the Company or any Restricted Subsidiary of the Company as in effect at the time of such acquisition (except to the extent such Indebtedness was Incurred by such Acquired Person in connection with, as a result of or in contemplation of such acquisition); PROVIDED, HOWEVER, that such encumbrances and restrictions are not applicable to the Company or any Restricted Subsidiary of the Company, or the properties or assets of the company or any

Restricted Subsidiary of the Company, other than the Acquired Person; (iv) customary non-assignment, subletting or restriction on transfer provisions or restrictions on cash or other deposits or net worth maintenance provisions under leases, licenses or other contracts entered into in the ordinary course of business; (v) Purchase Money Indebtedness for property acquired in the ordinary course of business that only imposes encumbrances and restrictions on the property so acquired and the proceeds thereof; (vi) any agreement for the sale or disposition of the Equity Interests or assets of any Subsidiary of the Company; PROVIDED, HOWEVER, that such encumbrances and restrictions described in this clause (vi) are only applicable to such Subsidiary or assets, as applicable, and any such sale or disposition is made in compliance with Section 4.06 to the extent applicable thereto; (vii) Refinancings permitted under clause (h) of the second paragraph of Section 4.03; PROVIDED, HOWEVER, that the encumbrances and restrictions of such Refinancings are not more restrictive taken as a whole than the encumbrances and restrictions in the agreements governing the Indebtedness being refinanced; (viii) the Old Indenture; or (ix) this Indenture.

SECTION 4.09                       TRANSACTIONS WITH AFFILIATES.

The Company will not and will not cause or permit any Restricted Subsidiary of the Company to, directly or indirectly, conduct any business or enter into any transaction (or series of related transactions) with or for the benefit of any of their respective Affiliates (including, without limitation, any Unrestricted Subsidiary of the Company) or any officer, director or employee of the Company or any Subsidiary of the Company (each an “AFFILIATE TRANSACTION”), unless (i) such Affiliate Transaction is on terms which are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than would be available in a comparable transaction with an unaffiliated third party and (ii) if such Affiliate Transaction (or series of related Affiliate Transactions) involves aggregate payments or other consideration having a Fair Market Value in excess of $1.0 million in any fiscal year, such Affiliate Transaction is in writing and a majority of the disinterested members, if any, of the Board of Directors of the Company shall have approved such Affiliate Transaction and determined that such Affiliate Transaction complies with the foregoing provisions.  In addition, any Affiliate Transaction involving aggregate payments or other consideration having a Fair Market Value in excess of $10.0 million will also require a written opinion from an Independent Financial Advisor (filed with the Trustee) stating that the terms of such Affiliate Transaction are fair, from a financial point of view, to the Company or its Subsidiaries involved in such Affiliate Transaction, as the case may be.

Notwithstanding the foregoing, the restrictions set forth in this Section 4.09 will not apply to (i) transactions with or among the Company and any Restricted Subsidiary or between or among Restricted Subsidiaries or between the company and/or one or more of its Restricted Subsidiaries on the one hand, and Non-Affiliated Joint Ventures, on the other hand; (ii) reasonable fees and compensation (including customary benefit, deferred compensation, retirement and stock incentive or similar plans) paid or made available to and indemnity provided on behalf of, officers, directors, employees, consultants or agents of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company’s Board of Directors; (iii) advances and loans to employees for relocation, entertainment and travel expenses, drawing accounts and other matters in the ordinary course of business, (iv) any transactions undertaken pursuant to any contractual obligations in existence on the Issue Date (as in effect on the Issue Date), (v) any Restricted Payments made in compliance with Section 4.05 and (vi) any transactions pursuant to the Solomon Separation Agreement or the Solomon Employment Agreement.

SECTION 4.10                       PROVISION OF FINANCIAL INFORMATION.

The Company shall immediately commence and use its best efforts to register the Securities issued pursuant to the Exchange Offer under Section 12 of The Exchange Act within 30 days of the Issue Date or as soon as reasonably possible thereafter.  Whether or not the Company is subject to Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, the Company shall file with the SEC (if permitted by SEC practice and applicable law and regulations) the annual reports, quarterly reports and other documents which the Company would have been required to file with the SEC pursuant to such Section 13(a) or 15(d) or any successor provision thereto if the Company were so subject, such documents to be filed with the SEC on or prior to the respective dates (the “REQUIRED FILING DATES”) by which the Company would have been required so to file such documents if the Company were so subject.  The Company shall also in any event (a) within 15 days of each Required Filing Date (whether or not permitted or required to be filed with the SEC) (i) transmit (or cause to be transmitted) by mail to all Holders, as their names and addresses appear in the Note register, without cost to such Holders, and (ii) file with the Trustee, copies of the annual reports, quarterly reports and other documents which the Company is required to file with the SEC pursuant to the preceding sentence, or, if such filing is not so permitted, information and data of a similar nature, and (b) if, notwithstanding the preceding sentence, filing such documents by the Company with the SEC is not permitted by SEC practice or applicable law or regulations, promptly upon written request supply copies of such documents to any Holder.  In addition, for so long as any Securities remain outstanding and prior to the filing of a registration statement under the Securities Act, if required, the Company will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, and, to any beneficial Holder of Securities, if not obtainable from the SEC, information of the type that would be filed with the SEC pursuant to the foregoing provisions, upon the request of any such Holder.

SECTION 4.11                       FUTURE GUARANTEES

At any time either (x) in excess of 10.0% of the consolidated net assets of the Company are owned by Restricted Subsidiaries (other than Foreign Subsidiaries) of the Company or (y) in excess of 10.0% of the Consolidated EBITDA of the Company is derived from Restricted Subsidiaries (other than Foreign Subsidiaries) of the Company, within 90 days of the filing of the financial statements with the Commission which indicate that either clause (x) or clause (y) above is applicable, the Company shall cause such Restricted Subsidiaries (other than Foreign Subsidiaries) to (i) execute and deliver to the Trustee a supplemental indenture substantially in form of Exhibit C annexed hereto pursuant to which such Restricted Subsidiary shall become a party to this Indenture and thereby unconditionally Guarantee on an unsecured senior subordinated basis (on substantially the same terms as the subordination of the Securities) (a “SUBSIDIARY GUARANTEE”) all of the Company’s Obligations under the Securities and this Indenture on the terms set forth therein and (ii) deliver to the Trustee an Opinion of Counsel that such supplemental indenture has been duly authorized, executed and delivered by such

Restricted Subsidiary and constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary (which opinion may be subject to customary assumptions and qualifications).  Thereafter, such Restricted Subsidiary shall (unless released in accordance with the terms of this Indenture) be a Guarantor for all purposes of this Indenture.  The Subsidiary Guarantee of a Guarantor will be released upon the sale or transfer of a majority of the capital stock of such Guarantor owned directly or indirectly by the Company, provided that such sale or transfer complies with all of the terms of this Indenture, or such Guarantor becoming an Unrestricted Subsidiary in accordance with the terms of this Indenture.

Each Subsidiary Guarantee will be a continuing Guarantee and will (a) remain in full force and effect until payment in full of all of the obligations covered thereby, (b) be binding upon each Guarantor and (c) inure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns.

SECTION 4.12                       DESIGNATION OF UNRESTRICTED SUBSIDIARIES.

The Company may designate after the Issue Date any Subsidiary of the Company as an “Unrestricted Subsidiary” under this Indenture (a “DESIGNATION”) only if:

(i)            no Default or Event of Default shall’ have occurred and be continuing at the time of or after giving effect to such Designation;

(ii)           immediately after giving effect to such Designation, the Company could Incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under Section 4.03; and

(iii)          the Company would be permitted to make an Investment (other than a Permitted Investment) at the time of Designation (assuming the effectiveness of such Designation) pursuant to the first paragraph of the Section 4.05 in an amount (the “DESIGNATION AMOUNT”) equal to the Fair Market Value of the parent’s proportionate interest in the net worth of such Subsidiary on such date calculated in accordance with GAAP.

Neither the Company nor any Restricted Subsidiary shall at any time (x) provide credit support for or Guarantee any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness); provided, that the Company may pledge Equity Interests or Indebtedness of any Unrestricted Subsidiary on a nonrecourse basis such that the pledgee has no claim whatsoever against the Company other than to obtain such pledged property, (y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary or (z) be directly or indirectly liable for any Indebtedness which provides :that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary, except for any non-recourse Guarantee given solely to support the pledge by the Company of the Capital Stock of any Unrestricted Subsidiary.  For purposes of the foregoing, the Designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be deemed to include the Designation of all of the Subsidiaries of such Subsidiary.

The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a “REVOCATION”) only if:

(i)            no Default or Event of Default shall have occurred and be continuing at, the time of and after giving effect to such Revocation;

(ii)           all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, be permitted to be Incurred for all purposes of this Indenture; and

(iii)          any transaction (or series of related transactions) between such subsidiary and any of its Affiliates that occurred while such Subsidiary was an Unrestricted Subsidiary would be permitted by Section 4.09 as if such transaction (or series of related transactions) had occurred at the time of such Revocation.

All Designations and Revocations must be evidenced by resolutions of the Board of Directors of the Company, delivered to the Trustee, certifying compliance with the foregoing provisions.

SECTION 4.13                       CHANGE OF CONTROL.

(a)           Following the occurrence of a Change of Control (the date of such occurrence being the “CHANGE OF CONTROL DATE”), the Company shall notify the Holders of the Securities of such occurrence in the manner prescribed by this Indenture and shall, within 60 days after the Change of Control Date, make an Offer to Purchase to Holders of all Securities then outstanding (and the holder of the Solomon Notes) at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the Purchase Date (subject to the right of Holders of record on the relevant Interest Record Date to receive interest due on the relevant Interest Payment Date).

(b)           Prior to the mailing of the notice referred to below, but in any event within 30 days following the date on which the Company becomes aware that a Change of Control has occurred, the Company covenants that if the purchase of the Securities would violate or constitute a default under any other Indebtedness of the Company, then the Company shall, to the extent needed to permit such purchase of Securities, either (i) repay all such Indebtedness and terminate all commitments outstanding thereunder or (ii) obtain the requisite consents, if any, under any such Indebtedness required to permit the purchase of the Securities as provided below.  The Company will first comply with the covenant in the preceding sentence before it will be required to make the Change of Control Offer or purchase the Securities pursuant to the provisions described below, but the failure to make the Change of Control Offer or to purchase the Securities within the time periods or in the manner contemplated in this Section 4.13 will constitute a breach of this covenant.

(c)           Within 36 days following the date on which the Company becomes aware that a Change of Control has occurred, the Company shall send, by first-class mail, postage prepaid, an Offer to Purchase to each Holder of Securities, which notice shall govern the terms of the Change of Control Offer.  The notice to the Holders shall contain all instructions and materials necessary to enable such Holders to tender Securities pursuant to the Change of Control Offer.

(d)           On or before the Change of Control Payment Date, the Company shall (i) accept for payment Securities or portions thereof (in integral multiples of $1.00) validly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent in accordance with Section 2.14 U.S. Legal Tender sufficient to pay the purchase price plus accrued and unpaid interest, if any, of all Securities so tendered and (iii) deliver to the Trustee Securities so accepted together with an Officers’ Certificate stating the Securities or portions thereof being purchased by the Company.  Upon receipt by the Paying Agent of the monies specified in clause (ii) above and a copy of the Officers’ Certificate specified in clause (iii) above, the Paying Agent shall promptly mail to the Holders of Securities so accepted payment in an amount equal to the Purchase Price plus accrued and unpaid interest, if any, out of the funds deposited with the Paying Agent in accordance with the preceding sentence.  The Trustee shall promptly authenticate and mail to such Holders new Securities equal in principal amount to any unpurchased portion of the Securities surrendered.  Upon the payment of the Purchase Price for the Securities accepted for purchase, the Trustee shall return the Securities purchased to the Company for cancellation.  Any monies remaining after the purchase of Securities pursuant to a Change of Control Offer shall be returned within three Business Days by the Trustee to the Company except with respect to monies owed as obligations to the Trustee pursuant to Article Eight.  For purposes of this Section 4.15, the Trustee shall, except with respect to monies owed as obligations to the Trustee pursuant to Article Eight, act as the Paying Agent.

(e)           If the Company makes an Offer to Purchase, the Company will comply with all applicable tender offer laws and regulations, including, to the extent applicable, Section 14(e) and Rule 14e-1 under the Exchange Act, and any other applicable Federal or state securities laws and regulations and any applicable requirements of any securities exchange on which the Securities are listed, and any violation of the provisions of this Indenture relating to such Offer to Purchase occurring as a result of such compliance shall not be deemed a Default or an Event of Default.

SECTION 4.14                       NOTICE OF DEFAULTS.

(a)           In the event that any material Indebtedness of the Company or any of its Subsidiaries is declared due and payable before its maturity because of the occurrence of any default (or any event which, with notice or lapse of time, or both, would constitute such a default) under such Indebtedness, the Company shall promptly give written notice to the Trustee of such declaration, the status of such default or event and what action the company is taking or proposes to take with respect thereto.

(b)           Upon becoming aware of any Default or Event of Default, the Company shall promptly (but in no event more than five Business Days after the expiration of any cure periods thereafter) deliver an Officers’ Certificate to the Trustee specifying the Default or Event of Default.

SECTION 4.15                       COMPLIANCE CERTIFICATE.

The Company shall deliver to the Trustee within 120 days after the close of each fiscal year a certificate signed by the principal executive officer, principal financial officer or principal accounting officer stating that a review of the activities of the Company has been made under the supervision of the signing officer with a view to determining whether a Default or Event of Default has occurred and whether or not the signers know of any failure of the Company to comply with any of its obligations under this Indenture or any Default or Event of Default by the Company that occurred during such fiscal year.  If they do know of such a Default or Event of Default, their status and the action the Company is taking or proposes to take with respect thereto.

SECTION 4.16                       CORPORATE EXISTENCE.

Subject to Article Five, the Company shall do or shall cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate, partnership or other existence of each Subsidiary in accordance with the respective organizational documents of each such Subsidiary and the rights (charter and statutory) and material franchises of the Company and the Subsidiaries; PROVIDED, HOWEVER, that the Company shall not be required to preserve any such right or franchise, or the corporate existence of any Subsidiary, if the Board of Directors of the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and the Subsidiaries, taken as a whole; PROVIDED, FURTHER, HOWEVER, that a determination of the Board of Directors of the Company shall not be required in the event of a merger of one or more Restricted Subsidiaries of the Company with or into the Company or another Wholly-Owned Restricted Subsidiary of the Company or another Person, if the Surviving Person is a Wholly-Owned Restricted Subsidiary of the Company organized under the laws of the United States or a State thereof or of the District of Columbia.  This Section 4.16 shall not prohibit the Company from taking any other action otherwise permitted by, and made in accordance with, another section of this Indenture.

SECTION 4.17                       NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES, INCORPORATOR, MANAGER AND SHAREHOLDERS.

No director, officer, employee, incorporator, manager or shareholder of the Company or any of its Affiliates, as such, shall have any liability for any obligations of the Company under the Securities or this Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation.  Each Holder of Securities by accepting a Security waives and releases all such liability.  The waiver and release are part of the consideration for issuance of the Securities.  Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

SECTION 4.18                       PAYMENTS FOR CONSENT.

Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Securities for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Securities unless such consideration is offered to be paid or is paid to all Holders of the Securities that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

SECTION 4.19                       SALE AND LEASEBACK TRANSACTIONS.

The Company shall not, and shall not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; PROVIDED that the Company may enter into a sale and leaseback transaction if (i) the Company could have Incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the Consolidated Coverage Ratio test set forth in the first paragraph of Section 4.03 hereof, (ii) the gross cash proceeds of such sale and leaseback transaction are at least equal to the Fair Market Value (as determined in good faith by the Board of Directors and set forth in an Officers’ Certificate delivered to the Trustee) of the property that is the subject of such sale and leaseback transaction and (iii) the transfer of assets in such sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, Section 4.06 hereof; PROVIDED, FURTHER that the Company may enter into a sale and leaseback transaction if the proceeds of such transaction are used to (i) replace or refinance Existing Indebtedness or (ii) provide additional financings as allowed under Section 4.03(m).

SECTION 4.20                       LIMITATION ON ISSUANCE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES.

The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants, or other rights to purchase shares of such Capital Stock) except:  (i) to the Company or a Wholly Owned Restricted Subsidiary of the Company; (ii) issuances of director’s qualifying shares or sales to foreign nationals of shares of Capital Stock of Foreign Subsidiaries, to the extent required by applicable law; or (iii) issuances or sales of Capital Stock of a Restricted Subsidiary so long as immediately giving effect to the issuance or sale, the Restricted Subsidiary would no longer constitute a Restricted Subsidiary, PROVIDED that (x) proceeds therefrom shall be treated as proceeds from an Asset Sale in accordance with Section 4.06 and (y) any Investment in any Person remaining after giving effect to the issuance or sale would have been permitted to be made under Section 4.05 if made on the date of the issuance or sale.

SECTION 4.21                       SOLOMON NOTES.

[Provisions or other agreements to ensure pari passu treatment of Solomon Notes - To Come]

ARTICLE FIVE

MERGERS; SUCCESSOR CORPORATION

SECTION 5.01                       MERGERS, SALE OF ASSETS, ETC.

(a)           The Company shall not consolidate with or merge with or into any other Person and the Company shall not sell, convey, assign, transfer, lease or otherwise dispose of all or substantially all of the Company’s properties and assets to any entity in a single transaction or series of related transactions, unless:  (i) either (x) the Company shall be the Surviving Person or (y) the Surviving Person (if other than the Company) shall be a Person organized and validly existing under the laws of the United States of America or any State thereof or the District of

Columbia and shall, in any such case, expressly assume by a supplemental indenture, the due and punctual payment of the principal of, premium, if any, and interest on all the Securities and the performance and observance of every covenant of this Indenture to be performed or observed on the part of the Company; (ii) immediately thereafter on a pro forma basis, no Default or Event of Default shall have occurred and be continuing; and (iii) except in the case of a merger or consolidation of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made shall, immediately after such transaction after giving pro forma effect thereto and any related financial transaction as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of Section 4.03 hereof.

(b)           For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all the properties and assets of one or more Restricted Subsidiaries of the Company the Equity Interests of which constitutes all or substantially all the properties and assets of the Company shall be deemed to be the transfer of all or substantially all the properties and assets of the Company.

SECTION 5.02                       SUCCESSOR CORPORATION SUBSTITUTED.

In the event of any transaction (other than a lease) described in and complying with the conditions listed in Section 5.01 in which the Company is not the Surviving Person and the Surviving Person is to assume all the Obligations of the Company under the Securities and this Indenture, such Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein; PROVIDED, HOWEVER, that the predecessor Company shall not be relieved from the Obligation to pay the principal (including premium, if any) of and interest on the Securities except in the case of a sale of all of the Company’s assets that meets the requirements of Section 5.01 hereof.

ARTICLE SIX

DEFAULT AND REMEDIES

SECTION 6.01                       EVENTS OF DEFAULT.

Each of the following shall be an “EVENT OF DEFAULT” for purposes of this Indenture:

(i)            failure to pay principal of (or premium, if any, on) any Security when due (whether or not prohibited by the provisions of this Indenture described in Article Seven);

(ii)           failure to pay any interest on any Security when due, continued for 30 days or more (whether or not prohibited by the provisions of this Indenture described in Article Seven;

(iii)          default in the payment of principal of, premium, if any, on or interest on any Security required to be purchased pursuant to any Offer to Purchase required by this Indenture when due and payable or failure to pay if required under this indenture on the Purchase Date the purchase price for any Security validly tendered pursuant to any Offer to Purchase (whether or not prohibited by the provisions of this Indenture described in Article Seven);

(iv)          failure to perform or comply with any of the provisions described in Section 5.01;

(v)           failure to perform any other covenant or agreement of the Company under this Indenture or in the Securities, continued for 30 days or more after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of the outstanding Securities;

(vi)          default or defaults under the terms of one or more instruments evidencing or securing Indebtedness of the Company or any Significant Restricted Subsidiaries having an outstanding principal amount of $15.0 million or more individually or in the aggregate that has resulted in the acceleration of the payment of such Indebtedness or failure by the Company or any Significant Restricted Subsidiary to pay principal when due at the stated maturity of any such Indebtedness and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived;

(vii)         the rendering of a final judgment or judgments (not subject to appeal) against the Company or any Restricted Subsidiary in an aggregate amount of $15.0 million or more (net of any amounts covered by reputable and creditworthy insurance companies) which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired;

(viii)        the Company or any of its Significant Subsidiaries pursuant to or within the meaning of any Bankruptcy Law:  (i) commences a voluntary case or proceeding under any Bankruptcy Law; (ii) consents to the entry of an order for relief against it in an involuntary case or proceeding under any Bankruptcy Law; (iii) consents or acquiesces in the institution of a bankruptcy or insolvency proceeding against it, (iv) consents to the appointment of a Custodian of it or for all or substantially all of its property; or (v) makes a general assignment for the benefit of its creditors, or any of them takes any action to authorize or effect any of the foregoing; or

(ix)           a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:  (i) is for relief against the Company or any Significant Subsidiary of the Company in an involuntary case or proceeding; (ii) appoints a Custodian of the Company or any Significant Subsidiary of the Company for all or substantially all of its property; or (iii) orders the liquidation of the Company or any Significant Subsidiary of the Company; and in each case the order or decree remains unstayed and in effect for 60 days; PROVIDED, HOWEVER, that if the entry of such order or decree is appealed and dismissed on appeal, then the Event of Default hereunder by reason of the entry of such order or decree shall be deemed to have been cured.

The Trustee shall, within 30 days after the occurrence of any Default or Event of Default with respect to the Securities outstanding, give the Holders of the Securities thereof notice of all uncured Defaults or Events of Default thereunder known to it; PROVIDED, HOWEVER, that, except in the case of a Default or an Event of Default in payment with respect to the Securities or a Default or Event of Default in complying with Section 5.01, the Trustee shall be protected in withholding such notice if and so long as a committee of its trust officers in good faith determines that the withholding of such notice is in the interest of the Holders of the Securities.

The Company will be required to furnish to the Trustee annually an Officer’s Certificate as to the performance by the Company of certain of its obligations under this Indenture and as to any material default in such performance.

The term “BANKRUPTCY LAW” means Title 11, U.S. Code or any similar Federal, state or foreign law for the relief of debtors.  The term “CUSTODIAN” means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

SECTION 6.02                       ACCELERATION.

If an Event of Default with respect to the Securities (other than an Event of Default specified in clause (viii) or (ix) of Section 6.01) occurs and is continuing and has not been waived pursuant to Section 6.04, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Securities, by notice in writing to the Company (and to the Trustee if given by the Holders specifying the respective Event of Default and that it is a “notice of acceleration” (an “ACCELERATION NOTICE”)) may declare the unpaid principal of (and premium, if any) and accrued interest to the date of acceleration on all outstanding Securities to be due and payable immediately and, upon any such declaration, such principal amount (and premium, if any) and accrued interest, notwithstanding anything contained in this indenture or the Securities to the contrary, shall become immediately due and payable.

If an Event of Default specified in clause (viii) or (ix) of Section 6.01 occurs, all unpaid principal of and accrued interest on all outstanding Securities shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

Any such declaration with respect to the Securities may be rescinded and annulled by the Holders of a majority in aggregate principal amount of the outstanding Securities by written notice to the Trustee if (i) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction, (ii) all existing Events of Default have been cured or waived except nonpayment of principal of or interest on the Securities that has become due solely by such declaration of acceleration, (iii) to the extent the payment of such interest is lawful, interest (at the same rate specified in the Securities) on overdue installments of interest and overdue payments of principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iv) the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (v) in the event of the cure or waiver of a Default or Event of Default of the type described in Section 6.01(viii) and (ix) the Trustee has received an Officers’ Certificate and Opinion of Counsel that such Default or Event of Default has been cured or waived.  No such rescission shall affect any subsequent Default or impair any right consequent thereto.

SECTION 6.03                       OTHER REMEDIES.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, premium, if any, on or interest on the Securities or to enforce the performance of any provision of the Securities or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding.  A delay or omission by the Trustee or any Holder in exercising any right or remedy maturing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.  No remedy is exclusive of any other remedy.  All available remedies are cumulative to the extent permitted by law.

SECTION 6.04                       WAIVER OF PAST DEFAULT.

Subject to Sections 2.09, 6.07 and 10.02, the Holders of not less than a majority in aggregate principal amount of the outstanding Securities by written notice to the Trustee may waive an existing Default or Event of Default and its consequences, except a Default in the payment of principal of, premium, if any, on or interest on any Security as specified in clauses (i), (ii) and (iii) of Section 6.01.  The Company shall deliver to the Trustee an Officers’ Certificate stating that the requisite percentage of Holders have consented to such waiver and attaching copies of such consents.  In case of any such waiver, the Company, the Trustee and the Holders shall be restored to their former positions and rights hereunder and under the Securities, respectively.  This paragraph of this Section 6.04 shall be in lieu of Section 316(a)(1)(B) of the TIA and such Section 316(a)(1)(B) of the TIA is hereby expressly excluded from this indenture and the Securities, as permitted by the TIA.

Upon any such waiver, such Default shall cease to exist and be deemed to have been cured and not to have occurred, and any Event of Default arising therefrom shall be deemed to have been cured and not to have occurred for every purpose of this Indenture and the Securities, but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

SECTION 6.05                       CONTROL BY MAJORITY.

Subject to Section 2.09, the Holders of a majority in principal amount of the outstanding Securities may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it.  However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture that the Trustee determines may be unduly prejudicial to the rights of another Holder, it being understood that the Trustee shall have no duty (subject to Section 8.01) to ascertain whether or not such actions or forebearances are unduly prejudicial to such Holders, or that may involve the Trustee in personal liability; PROVIDED, HOWEVER, that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.  In the event the Trustee takes any action or follows any direction pursuant to this Indenture, the Trustee shall be entitled to indemnification or security satisfactory to it in its sole discretion against any loss or expense caused by taking such action or following such direction.  This Section 6.05 shall be in lieu of Section 316(a)(1)(A) of the TIA, and such Section 316(a)(1)(A) of the TIA is hereby expressly excluded from this Indenture and the Securities, as permitted by the TIA.

SECTION 6.06                       LIMITATION ON SUITS.

A Holder may not pursue any remedy with respect to this Indenture or the Securities unless:

(i)            the Holder gives to the Trustee written notice of a continuing Event of Default;

(ii)           the Holders of at least 25% in aggregate principal amount of the outstanding Securities make a written request to the Trustee to pursue a remedy;

(iii)          such Holder or Holders offer and, if requested, provide to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expenses

(iv)          the Trustee does not comply with the request within 60 days after receipt of the request and the offer and, if requested, the provision of indemnity; and

(v)           during such 60-day period the Holders of a majority in principal amount of the outstanding Securities do not give the Trustee a direction which, in the opinion of the Trustee, is inconsistent with the request.

However, such limitations do not apply to a suit instituted by a Holder of such a Security for enforcement of payment of the principal of and premium, if any, or interest on such Security on or after the respective due dates expressed in such Security.  A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over such other Holder.

SECTION 6.07                       RIGHTS OF HOLDERS TO RECEIVE PAYMENT.

Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of, premium, if any, on or interest on a Security, on or after the respective due dates expressed in the Security, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder.

SECTION 6.08                       COLLECTION SUIT BY TRUSTEE.

If an Event of Default in payment of principal of, premium, if any, on or interest specified in Section 6.01(a) or (b) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company or any other obligor on the Securities for the whole amount of principal, premium, if any, and accrued interest remaining unpaid, together with interest overdue on principal and to the extent that payment of such interest is lawful, interest on overdue installments of interest, in each case at the rate per annum provided for in Section 4.01 and the Securities and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

SECTION 6.09                       TRUSTEE MAY FILE PROOFS OF CLAIM.

The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relative to the company (or any other obligor upon the Securities), its creditors or its property and shall be entitled and empowered to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same, and any Custodian in any such judicial proceedings is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agent and counsel, and any other amounts due the Trustee under Section 8.07.  Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; PROVIDED, HOWEVER, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and may be a member of the creditors’ committee.

SECTION 6.10                       PRIORITIES.

If the Trustee collects any money or property pursuant to this Article Six, it shall pay out the money or property in the following order:

First:  to the Trustee for amounts due under Section 8.07;

Second:  to Holders for amounts due and unpaid on the Securities for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Securities for principal of, premium, if any, and interest, respectively; and

Third:  to the Company or the Guarantors or to such party as a court of competent jurisdiction shall direct.

The Trustee, upon prior written notice to the Company, may fix a record date and payment date for any payment to the Holders pursuant to this Section 6.10.

SECTION 6.11                       RESTORATION OF RIGHTS AND REMEDIES.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture or the Subsidiary Guarantees and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Guarantors, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

SECTION 6.12                       RIGHTS AND REMEDIES CUMULATIVE,

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in Section 2.07, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

SECTION 6.13                       DELAY OR OMISSION NOT WAIVER.

No delay or omission of the Trustee or of any Holder of any Security to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein.  Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

SECTION 6.14                       UNDERTAKING FOR COSTS.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant.  This Section 6.14 shall not apply to a suit by the Trustee, a suit by a Holder or group of Holders of more than 10% in aggregate principal amount of the outstanding Securities, or to any suit instituted by any Holder for the enforcement or the payment of the principal or interest on any Securities on or after the respective due dates expressed in the Security.

ARTICLE SEVEN

SUBORDINATION OF SECURITIES

SECTION 7.01                       AGREEMENT TO SUBORDINATE.

The Company agrees, and each Holder by accepting a Security agrees, that the payment of the principal of, premium, if any, and interest on such Security is subordinated in right of payment to the extent and in the manner provided in this Article Seven, to the prior payment in full in cash or cash equivalents of all Senior Indebtedness.

SECTION 7.02                       LIQUIDATION, DISSOLUTION, BANKRUPTCY.

(a)           Upon any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities, upon any dissolution or winding up or total liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, (excluding any payment or distribution of Permitted Junior Securities and excluding any payment from funds deposited in accordance with, and held in trust for the benefit of Holders as set forth in Section 9.02 (a “DEFEASANCE TRUST PAYMENT”)), all Senior Indebtedness then due shall first be paid in full in cash or cash equivalents before the Holders of the Securities or the Trustee on behalf of such Holders shall be entitled to receive any payment by the Company of the principal of, premium, if any, or interest on the Securities, or any payment by the Company to acquire any of the Securities for cash, property or securities, or any distribution by the company with respect to the Securities of any cash, property or securities (excluding any payment or distribution of Permitted Junior Securities and excluding any Defeasance Trust Payment).

(b)           Before any payment may be made by, or on behalf of, the Company of the principal of, premium, if any, or interest on the Securities upon any such dissolution or winding up or total liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, any payment or distribution of assets or securities of the Company of any kind or ‘character, whether in cash, property or securities (excluding any payment or distribution of Permitted Junior Securities and excluding any Defeasance Trust payment), to which the Holders of the Securities or the Trustee on their behalf would be entitled, but for the subordination provisions of this Indenture, shall be made by the Company or by any receiver, trustee in bankruptcy, liquidation trustee, agent or other Person making such payment or distribution, directly to the holders of the Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders) or their representatives or to the trustee or trustees or agent or agents under any agreement or indenture pursuant to which any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay all such Senior Indebtedness in full in cash or cash equivalents after giving effect to any prior or concurrent payment, distribution or provision therefor, to or for the holders of such Senior Indebtedness.

SECTION 7.03                       DEFAULT ON SENIOR INDEBTEDNESS.

No direct or Indirect payment (excluding any payment or distribution of Permitted Junior Securities and excluding any Defeasance Trust Payment) by the Company of principal of, premium, if any, or interest on the Securities, whether pursuant to the terms of the Securities, upon acceleration, pursuant to an Offer to Purchase, as a payment into the Defeasance Trust or otherwise, shall be made if, at the time of such payment, there exists a default in the payment of a11 or any portion of any Senior Indebtedness, whether at maturity, on account of mandatory redemption or prepayment, acceleration or otherwise, and such default shall not have been cured or waived or the benefits of this sentence waived by or on behalf of the holders of such Senior Indebtedness.  In addition, during the continuance of any non-payment event of default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be immediately accelerated, and upon receipt by the Trustee of written notice (a “PAYMENT BLOCKAGE NOTICE”) from the holder or holders of such Designated Senior Indebtedness or the trustee or agent acting on behalf of the holders of such Designated Senior Indebtedness, then, unless and until such event of default has been cured or waived or has ceased to exist or such Designated Senior Indebtedness has been discharged or repaid in full in cash or the benefits of these provisions have been waived by the holders of such Designated Senior Indebtedness, no direct or indirect payment (excluding any payment or distribution of Permitted Junior Securities and excluding any Defeasance Trust Payment) will be made by the Company of principal of, premium, if any, or interest on the Securities, whether pursuant to the terms of the Securities, upon acceleration, pursuant to an Offer to Purchase or otherwise, to such Holders, during a period (a “PAYMENT BLOCKAGE PERIOD”) commencing on the date of receipt of such notice by the Trustee and ending 179 days thereafter.  Notwithstanding anything in the subordination provisions of this Indenture or the Securities to the contrary, (x) in no event will a Payment Blockage Period extend beyond 179 days from the date the Payment Blockage Notice in respect thereof was given, (y) there shall be a period of at least 181 consecutive days in each 360-day period when no Payment Blockage Period is in effect and (z) not more than one Payment Blockage Period may be commenced with respect to the Securities during any period of 360 consecutive days.  No event of default that existed or was continuing on the date of commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period (to the extent the holder of Designated Senior Indebtedness, or trustee or agent, giving notice commencing such Payment Blockage Period had knowledge of such existing or continuing event of default) may be, or be made, the basis for the commencement of any other Payment Blockage Period by the holder or holders of such Designated Senior Indebtedness or the trustee or agent acting on behalf of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such event of default has been cured or waived for a period of not less than 90 consecutive days.

SECTION 7.04                       ACCELERATION OF PAYMENT OF SECURITIES.

If payment of the Securities is accelerated because of an Event of Default specified in Section 6.01(vi), the Company shall promptly notify the holders or the Representative (if any) of each issue of Designated Senior Indebtedness which is then outstanding; PROVIDED, HOWEVER, that the Company and the Trustee shall be obligated to notify such a Representative only if such Representative has delivered or caused to be delivered an address for the service of such a notice to the Company and the Trustee (and the Company and the Trustee shall only be obligated to deliver the notice to the address so specified).  If a notice is required pursuant to the immediately preceding sentence, the Company may not pay the Securities (except payment (i) in Qualified Equity Interests issued by the Company to pay interest on the Securities or issued in exchange for the Securities, (ii) in securities substantially identical to the Securities issued by the Company in payment of interest accrued thereon or (iii) in securities issued by the Company which are subordinated to, the Senior Indebtedness at least to the same extent as the Securities and have a Weighted Average Life to Maturity at least equal to the remaining Weighted Average Life to Maturity of the Securities, as long as the court, in approving any payment or distribution or stock or securities of the type described in the preceding clauses (i)-{iii), gives effect to the subordination provisions set forth in this Indenture), until five Business Days after the respective Representative of the Designated Senior Indebtedness receives notice (at the address specified in the preceding sentence) of such acceleration and, thereafter, may pay the Securities only if the provisions of this Article Seven otherwise permit payment at that time.

SECTION 7.05                       WHEN DISTRIBUTION MUST BE PAID.

If a payment or distribution is made to the Trustee or to Holders that because of this Article Seven should not have been made to them, the Trustee (except as provided in Section 7.09) or the Holders who receive such payment or distribution shall hold it in trust for holders of Senior Indebtedness and promptly pay it over to them as their respective interests may appear.

SECTION 7.06                       SUBROGATION.

After all Senior Indebtedness is paid in full in cash or cash equivalents, or other form acceptable to holders of Senior Indebtedness, and until the Securities are paid in full, Holders shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.  A payment or distribution made under this Article Seven to holders of Senior Indebtedness which otherwise would have been made to Holders is not, as between the Company, its creditors other than Holders of Senior Indebtedness, and the Holders, a payment by the Company of Senior Indebtedness.

SECTION 7.07                       RELATIVE RIGHTS.

This Article Seven defines the relative rights of Holders of the Securities on the one hand and holders of Senior Indebtedness on the other hand.  Nothing in this Indenture shall:

(1)           impair, as between the Company and the Holders, the obligation of the Company, which is absolute and unconditional, to pay principal of, premium, if any, on and interest on the Securities in accordance with their terms; or

(2)           prevent the Trustee or any Holder from exercising its available remedies upon a Default or Event of Default, subject to the rights of holders of Senior Indebtedness to receive payments or distributions otherwise payable to Holders.

SECTION 7.08                       SUBORDINATION MAY NOT BE IMPAIRED BY COMPANY.

No right of any holder of Senior Indebtedness to enforce the subordination of the Indebtedness evidenced by the Securities shall be impaired by any act or failure to act by the Company or by the failure of the Company to comply with this Indenture.

SECTION 7.09                       RIGHTS OF TRUSTEE AND PAYING AGENT.

Notwithstanding Section 7.03, the Trustee or Paying Agent may continue to make payments on the Securities and shall not be charged with knowledge of the existence of facts that would prohibit the making of any such payments unless, not less than one Business Day prior to the date of such payment, a Trust Officer of the Trustee receives notice satisfactory to it that payments may not be made under this Article Seven.  The Company, the Registrar or co-registrar, the Paying Agent, a Representative or a holder of Senior Indebtedness may give the notice; PROVIDED, HOWEVER, that if an issue of Senior Indebtedness has a Representative, only the Representative may give the notice.  Each Paying Agent shall have the same rights and obligations under this Article Seven as does the Trustee.

The Trustee in its individual or any other capacity may hold Senior Indebtedness with the same rights it would have if it were not Trustee.  The Registrar and co-registrar and the Paying Agent may do the same with like rights.  The Trustee shall be entitled to all the rights set forth in this Article Seven with respect to any Senior Indebtedness which may at any time be held by it, to the same extent as any other holder of Senior Indebtedness; and nothing in Article Seven shall deprive the Trustee of any of its rights as such holder.  Nothing in this Article Seven shall apply to claims of, or payments to, the Trustee under or pursuant to Section 8.07.

SECTION 7.10                       DISTRIBUTION OR NOTICE TO REPRESENTATIVE.

Whenever a payment or distribution is to be made or a notice given to holders of Senior Indebtedness, the payment or distribution may be made and the notice given to their Representative (if any).

SECTION 7.11                       ARTICLE SEVEN NOT TO PREVENT EVENTS OF DEFAULT OR LIMIT RIGHT TO ACCELERATE.

The failure to make any payment or distribution on account of the Securities by reason of any provision in this Article Seven will not prevent, or be construed as preventing, the occurrence of a Default or Event of Default.  Nothing in this Article Seven shall have any effect on the right of the Holders or the Trustee to accelerate the maturity of the Securities.

SECTION 7.12                       TRUST MONEYS NOT SUBORDINATED.

Notwithstanding anything contained herein to the contrary, payments from money or the proceeds of U.S. Government Obligations held in trust under Article Nine by the Trustee for the payment of principal of, premium, if any, on and interest on the Securities shall not be subordinated to the prior payment of any Senior Indebtedness or subject to the restrictions set forth in this Article Seven, and none of the Holders shall be obligated to pay over any such amount to the Company, any holder of Senior Indebtedness of the Company, or any other creditor of the Company.

SECTION 7.13                       TRUSTEE ENTITLED TO RELY.

Upon any payment or distribution pursuant to this Article Seven, the Trustee and the Holders shall be entitled to rely conclusively (i) upon any order or decree of a court of competent jurisdiction in which any proceedings of the nature referred to in Section 7.02 are pending, (ii) upon a certificate of the liquidating trustee or agent or other Person making such payment or distribution to the Trustee or to the Holders or (iii) upon the Representatives for the holders of Senior Indebtedness for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of Senior Indebtedness and other Indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article Seven.  In the event that the Trustee determines, in good faith, that evidence is required with respect to the right of any Person as a holder of Senior Indebtedness to participate in any payment or distribution pursuant to this Article Seven, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of Senior Indebtedness held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and other facts pertinent to the rights of such Person under this Article Seven, and, if such evidence is not furnished, the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment or distribution.  The Trustee shall have the right to seek a declaratory judgment as to any right of such Person to receive such payment or distribution.  The provisions of Sections 8.01 and 8.02 shall be applicable to all actions or omissions of actions by the Trustee pursuant to this Article Seven.

SECTION 7.14                       TRUSTEE TO EFFECTUATE SUBORDINATION

Each Holder by accepting a Security authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination between the Holder and the holders of Senior Indebtedness as provided in this Article Seven and appoints the Trustee as attorney-in-fact for any and all such purposes.

SECTION 7.15                       TRUSTEE NOT FIDUCIARY FOR HOLDERS OF SENIOR INDEBTEDNESS.

The Trustee shall not be deemed to owe any fiduciary duty to the holders of Senior Indebtedness and, subject to the first sentence of Section 7.09, shall not be liable to any such holders if it shall mistakenly pay over or distribute to Holders or the Company, or any other Person, money or assets to which any holders of Senior Indebtedness shall be entitled by virtue of this Article Seven or otherwise.

SECTION 7.16                       RELIANCE BY HOLDERS OF SENIOR INDEBTEDNESS ON SUBORDINATION PROVISIONS.

Each Holder by accepting a Security acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement and a consideration to each holder of any Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the issuance of the Securities, to acquire and continue to hold, or to continue to hold, such Senior Indebtedness and such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold, or in continuing to hold, such Senior Indebtedness.

ARTICLE EIGHT

TRUSTEE

SECTION 8.01                       DUTIES OF TRUSTEE.

(a)           If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent Person would exercise or use under the circumstances in the conduct of its own affairs.

(b)           Except during the continuance of an Event of Default:

(1)           The Trustee shall not be liable except for the performance of such duties as are specifically set forth herein and no implied covenants or obligations will be read into this Indenture against the Trustee; and

(2)           In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trusee and conforming to the requirements of this Indenture; however, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall examine such certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigae the accuracy of mathematical calculations or other facts stated therein).

(c)           The Trustee shall not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1)           This paragraph does not limit the effect of paragraph (b) of this Section 8.01;

(2)           The Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(3)           The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

(d)           No provision of this Indenture shall require the Trustee to expend, or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or to take or omit to take any action under this Indenture or take any action at the request or direction of Holders if it shall have reasonable grounds for believing that repayment of such funds is not assured to it or it does not receive from such Holders an indemnity or security satisfactory to it in its sole discretion against such risk, liability, loss, fee or expense which might be incurred by it in compliance with such request or direction.

(e)           Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b), (c) and (d) of this Section 8.01.

(f)            The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company.  Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

Anything in this Indenture to the contrary notwithstanding, in no event shall the Trustee, the Paying Agent or the Registrar be liable under or in connection with this Indenture for indirect, special, incidental, punitive or consequential losses or damages of any kind whatsoever, including but not limited to lost profits, whether or not foreseeable, even if the Trustee, the Paying Agent or the Registrar has been advised of the possibility thereof and regardless of the form of action in which such damages are sought.

SECTION 8.02                       RIGHTS OF TRUSTEE.

Subject to Section 8.01:

(a)           The Trustee may conclusively rely on any document believed by it to be genuine and to have been signed or presented by the proper Person.  The Trustee need not investigate any fact or matter stated in the document.

(b)           Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate and/or an Opinion of Counsel, which shall conform to the provisions of Sections 11.04 and 11.05.  The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion.

(c)           The Trustee may act through attorneys and agents of its selection and shall not be responsible for the misconduct or negligence of any agent or attorney (other than an agent who is an employee of the Trustee) appointed with due care.

(d)           The Trustee shall not be liable for any action it takes or omits to take in good faith which it reasonably believes to be authorized or within its rights or powers.

(e)           Before the Trustee acts or refrains from acting, it may consult with counsel of its selection and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(f)            Any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution delivered to the Trustee.

(g)           The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

(h)           The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or, document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled at the expense of the Company to examine the books, records and premises of the Company, personally or by agent or attorney, and shall incur no liability of any kind by reason thereof

(i)            The Trustee shall not be deemed to have notice of any Event of Default unless a Trust Officer of the Trustee has actual knowledge thereof or unless the Trustee shall have received written notice thereof at the Corporate Trust Office of the Trustee, and such notice references the Securities and this Indenture.

(j)            The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.

(k)           The permissive rights of the Trustee to do things enumerated in this Indenture shall not be construed as a duty and the Trustee shall not be answerable for other than its gross negligence or willful misconduct.

(l)            the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and to each agent, custodian and other Person employed to act hereunder; and

(m)          the Trustee may request that the Company deliver an Officers’ Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers’ Certificate may be signed by any person authorized to sign an Officers’ Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

SECTION 8.03                       INDIVIDUAL RIGHTS OF TRUSTEE.

The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Company or their Affiliates with the same rights it would have if it were not Trustee, subject to Section 8.10 hereof.  Any Agent may do the same with like rights.  However, the Trustee is subject to Sections 8.10 and 8.11.

SECTION 8.04                       TRUSTEE’S DISCLAIMER.

The Trustee shall not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Company’s use of the proceeds from the Securities, and it shall not be responsible for any statement of the Company in this Indenture or any document issued in connection with the sale of Securities or any statement in the Securities other than the Trustee’s certificate of authentication.

SECTION 8.05                       NOTICE OF DEFAULTS.

If a Default or an Event of Default occurs and is continuing and the Trustee has actual knowledge of such Defaults or Events of Default, the Trustee shall mail to each Holder notice of the Default or Event of Default within 30 days after the occurrence thereof.  Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, on or interest on any Security including an accelerated payment and the failure to make payment on the Change of Control Payment Date pursuant to a Change of Control Offer or on the Purchase Date pursuant to an Asset Sale Offer or a Default or Event of Default in complying with Section 5.01, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interest of Holders.  This Section 8.05 shall be in lieu of the proviso to Section 315(b) of the TIA and such proviso to Section 315(b) of the TIA is hereby expressly excluded from this Indenture and the Securities, as permitted by the TIA.

SECTION 8.06                       REPORTS BY TRUSTEE TO HOLDERS.

If required by TIA Section 313(a), as amended, within 60 days after each August 1 beginning with August 1 following the Issue Date, the Trustee shall mail to each Holder a report dated as of such August 1 that complies with TIA Section 313(a) (but if no event described in TIA Section 313(a) has occurred within the twelve months preceding the reporting date, no report need be transmitted).  The Trustee also shall comply with TIA Section 313(b), (c) and (d) as required.

A copy of each such report at the time of its mailing to Holders shall be filed with the SEC and each stock exchange, if any, on which the Securities are listed.

The Company shall promptly notify the Trustee in writing if the Securities become listed on any stock exchange or of any delisting thereof.

SECTION 8.07                       COMPENSATION AND INDEMNITY.

The Company shall pay to the Trustee from time to time, and the Trustee shall be entitled to, such compensation as the Company and the Trustee shall from time to time agree in writing for its services.  The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust.  The Company shall reimburse the Trustee upon request for all reasonable disbursements, expenses and advances, including all costs and expenses of collection (including reasonable fees, disbursements and expenses of its agents and outside counsel) incurred or made by it in addition to the compensation for its services except any such disbursements, expenses and advances as may be attributable to the Trustee’s negligence or willful misconduct.  Such expenses shall include the reasonable compensation, disbursements and expenses of the Trustee’s agents, accountants, experts and outside counsel.

The Company shall indemnify the Trustee for, and hold it harmless against any and all loss, damage, claims, liability or expense, including taxes (other than franchise taxes imposed on the Trustee and taxes based upon, measured by or determined by the income of the Trustee), arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the costs and expenses of defending itself against or investigating any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent that such loss, damage, claim, liability or expense is due to its own negligence or willful misconduct.  The Trustee shall notify the Company promptly of any claim asserted against the Trustee for which it may seek indemnity.  However, the failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder unless the Company has been prejudiced thereby.  The Company shall defend the claim and the Trustee shall reasonably cooperate in the defense at the Company’s expense, PROVIDED that the Company shall not be liable in any action or for which it has assumed the defense for the expenses of separate counsel to the Trustee unless (1) the employment of separate counsel has been authorized by the Company, (2) the Trustee has reasonably concluded (based upon advice of counsel to the Trustee) that there may be legal defenses available to the Trustee that are different from or in addition to those available to the Company or (3) a conflict or potential conflict exists (based upon advice of counsel to the Trustee) between the Trustee and the Company, and PROVIDED, FURTHER, that in any such event the Company’s reimbursement obligation with respect to separate counsel of the Trustee will be limited to the reasonable fees and expenses of such counsel.

The Company need not pay for any settlement made without its written consent, which consent shall not be unreasonably withheld.  The Company need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee as a result of its own negligence or willful misconduct.

To secure the Company’s obligations under this Section 8.07, the Trustee shall have a Lien prior to the Securities against all money or property held or collected by the Trustee, in its capacity as Trustee, except money or property held in trust to pay principal of or interest on particular Securities.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(viii) or (ix) occurs, the expenses (including the reasonable fees and expenses of its agents and counsel) and the compensation for the services shall be preferred over the status of the Holders in a proceeding under any Bankruptcy Law and are intended to constitute expenses of administration under any Bankruptcy Law.  The Company’s obligations under this Section 8.07 and any claim arising hereunder shall survive the resignation or removal of any Trustee, the discharge of the Company’s obligations pursuant to Article Eight and any rejection or termination under any Bankruptcy Law.

SECTION 8.08                       REPLACEMENT OF TRUSTEE.

The Trustee may resign at any time by so notifying the Company in writing at least 10 days in advance.  The Holders of a majority in principal amount of the outstanding Securities may remove the Trustee by so notifying the Trustee and the Company in writing and may appoint a successor Trustee with the Company’s consent.  The Company may remove the Trustee if:

(a)           the Trustee fails to comply with Section 8.10;

(b)           the Trustee is adjudged bankrupt or insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(c)           a Custodian or other public officer takes charge of the Trustee or its property; or

(d)           the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason (the Trustee in such event being referred to herein as the retiring Trustee), the Company shall promptly appoint a successor Trustee.  Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the Securities may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company.  As promptly as practicable after that, the retiring Trustee shall transfer, after payment of all sums then owing to the Trustee pursuant to Section 8.07, all property held by it as Trustee to the successor Trustee, subject to the Lien provided in Section 8.07, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have the rights, powers and duties of the Trustee under this Indenture.  A successor Trustee shall mail notice of its succession to each Holder.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of at least 10% in principal amount of the outstanding Securities may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 8.10, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

Notwithstanding replacement of the Trustee pursuant to this Section 8.08, the Company’s obligations under Section 8.07 shall continue for the benefit of the retiring Trustee.

SECTION 8.09                       SUCCESSOR TRUSTEE BY MERGER, ETC.

If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business (including the trust created by this Indenture) to, another corporation or banking corporation, the resulting, surviving or transferee corporation or banking corporation without any further act shall be the successor Trustee; PROVIDED, HOWEVER, that such corporation shall be otherwise qualified and eligible under this Article Eight.

SECTION 8.10                       ELIGIBILITY; DISQUALIFICATION.

This Indenture shall always have a Trustee which shall be eligible to act as Trustee under TIA Sections 310(a)(1) and 310(a)(2).  The Trustee (or, in the case of a Trustee that is an Affiliate of a bank holding company, its bank holding company) shall have a combined capital and surplus of at least $50,000,000 as set forth in its most recent published annual report of condition.  If the Trustee has or shall acquire any “conflicting interest” within the meaning of TIA Section 310(b), the Trustee and the Company shall comply with the provisions of TIA Section 310(b) ; PROVIDED, HOWEVER, that there shall be excluded from the operation of TIA Section 310(b)(1) any indenture or indentures under which other securities or certificates of interest or participation in other securities of the Company are outstanding if the requirements for such exclusion set forth in TIA Section 310(b)(1) are met.  If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 8.10, the Trustee shall resign immediately in the manner and with the effect hereinbefore specified in this Article Eight.  The provisions of TIA Section 310 shall apply to the Company and any other obligor of the Securities.

SECTION 8.11                       PREFERENTIAL COLLECTION OF CLAIMS AGAINST THE COMPANY.

The Trustee shall comply with TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b).  A Trustee who has resigned or been removed shall be subject to TIA Section 311(a) to the extent indicated therein.

SECTION 8.12                       CO-TRUSTEE AND SEPARATE TRUSTEES.

At any time or times, for the purpose of meeting the legal requirements of any applicable jurisdiction, the Company and the Trustee shall have power to appoint, and, upon the written request of the Trustee or of the Holders of at least 33% in principal amount of the Securities then outstanding, the Company shall for such purpose join with the Trustee in the execution and delivery of all instruments and agreements necessary or proper to appoint, one or more Persons approved by the Trustee either to act as co-trustee, jointly with the Trustee, or to act as separate trustee, in either case with such powers as may be provided in the instrument of appointment, and to vest in such Person or Persons, in the capacity aforesaid, and for the benefit of the Holders, any property, title, right or power deemed necessary or desirable, subject to the other provisions of this Section.  If the Company does not join in such appointment within 15 days after the receipt by it of a request so to do, or if an Event of Default shall have occurred and be continuing, the Trustee alone shall have power to make such appointment.

Should any written instrument or instruments from the Company be required by any co-trustee or separate trustee to more fully confirm to such co-trustee or separate trustee such property, title, right or power, any and all such instruments shall, on request, be executed, acknowledged and delivered by the Company.  No co-trustee or separate trustee hereunder shall be required to meet the terms of eligibility as a successor trustee under Section 8.10 and no notice to Holders of the appointment of any co-trustee or separate trustee shall be required.

Every co-trustee or separate trustee shall, to the extent permitted by law, but to such extent only, be appointed subject to the following conditions:

(a)           the Securities shall be authenticated and delivered, and all rights, powers, duties and obligations hereunder in respect of the custody of securities, cash and other personal property held by, or required to be deposited or pledged with, the Trustee hereunder, shall be exercised solely, by the Trustee;

(b)           the rights, powers, duties and obligations hereby conferred or imposed upon the Trustee in respect of any property covered by such appointment shall be conferred or imposed upon and exercised or performed either by the Trustee or by the Trustee and such co-trustee or separate trustee jointly, as shall be provided in the instrument appointing such co-trustee or separate trustee, except to the extent that under any law of any jurisdiction in which any particular act is to be performed, the Trustee shall be incompetent or unqualified to perform such act, in which event such rights, powers, duties and obligations shall be exercised and performed singly by such co-trustee or separate trustee.

(c)           the Trustee at any time, by an instrument in writing executed by it, with the concurrence of the Company, may accept the resignation of or remove any co-trustee or separate trustee appointed under this Section, and, it an Event of Default shall have occurred and be continuing, the Trustee shall have power to accept the resignation of, or remove, any such co-trustee or separate trustee without the concurrence of the Company.  Upon the written request of the Trustee, the Company shall join with the Trustee in the execution and delivery of all instruments and agreements necessary or proper to effectuate such resignation or removal.  A successor to any co-trustee or separate trustee so resigned or removed may be appointed in the manner provided in this Section;

(d)           no co-trustee or separate trustee hereunder shall be personally liable by reason of any act or omission of the Trustee, or any other such trustee hereunder, and the Trustee shall not be personally liable by reason of any act or omission of any such co-trustee or separate trustee;

(e)           any Act of Holders delivered to the Trustee shall be deemed to have been delivered to each such co-trustee and separate trustee;

(f)            any separate trustee or co-trustee may at any time appoint the Trustee as its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Indenture on its behalf and in its name; and

(g)           if any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Trustee, to the extent permitted by law, without the appointment of a new successor trustee.

SECTION 8.13                       TRUSTEE’S APPLICATION FOR INSTRUCTIONS FROM THE COMPANY.

Any application by the Trustee for written instructions from the Company may, at the option of the Trustee, set forth in writing any action proposed to be taken or omitted by the Trustee under this Indenture and the date on and/or after which such action shall be taken or such omission shall be effective.  The Trustee shall not be liable for any action taken by, or omission of, the Trustee in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three Business Days after the date any officer of the Company actually receives such application, unless any such officer shall have consented in writing to any earlier date) unless prior to taking any such action (or the effective date in the case of an omission), the Trustee shall have received written instructions in response to such application specifying the action to be taken or omitted.

SECTION 8.14                       LIMITATION OF LIABILITY.

It is understood by the parties hereto other than the The Bank of New York (the “Bank”) that the sole recourse of the parties hereto other than the Bank in respect of the obligations of the Trust hereunder and under the other documents contemplated thereby and related thereto to which it is a party shall be to the parties hereto other than the Bank.  In addition, the Bank is entering into this Indenture and the other documents contemplated thereby and related thereto to which it is a party solely in its capacity as trustee under the Indenture and not in its individual capacity (except as expressly stated herein) and in no case shall the Bank (or any Person acting as successor trustee under the Indenture) be personally liable for or on account of any of the statements, representations, warranties, covenants or obligations stated to be those of the Company hereunder or thereunder, all such liability, if any, being expressly waived by the parties hereto and any person claiming by, through or under such party, provided, however, that the Bank (or any such successor trustee) shall be personally liable hereunder and thereunder for its own negligence or willful misconduct or for its material breach of its covenants, representations and warranties contained herein or therein, to the extent expressly covenanted or made in its individual capacity.   In no event shall the Trustee, in its capacity as Paying Agent, Security Registrar or in any other capacity hereunder, be liable under or in connection with this Indenture for indirect, special, incidental, punitive or consequential losses or damages of any kind whatsoever, including but not limited to lost profits, whether or not foreseeable, even if the Trustee has been advised of the possibility thereof and regardless of the form of action in which such damages are sought.  The provisions of this Section shall survive the termination of the Indenture and the resignation or removal of the Trustee.

ARTICLE NINE

DISCHARGE OF INDENTURE; DEFEASANCE

SECTION 9.01                       TERMINATION OF THE COMPANY’S OBLIGATIONS.

The Company may terminate its obligations under the Securities and this Indenture, except those obligations referred to in the penultimate paragraph of this Section 9.01, if:

(i)            either (a) all the Securities theretofore authenticated and delivered (except lost, stolen or destroyed Securities which have been replaced or paid and Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Securities not theretofore delivered to the Trustee for cancellation have become due and payable or have been called for redemption and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Securities not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Securities to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(ii)           the Company has paid all other sums payable under this Indenture by the Company; and

(iii)          the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under this Indenture relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the first paragraph of this Section 9.01, the Company’s obligations in Sections 2.03, 2.04, 2.05, 2.06, 2.07, 2.15, 8.07, 8.08, 9.05 and 9.06 shall survive until the

Securities are no longer outstanding.  After the Securities are no longer outstanding, the Company’s obligations in Sections 8.07, 8.08, 9.05 and 9.06 shall survive.

After such delivery or irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of the Company’s and Guarantors’ obligations under the Securities, the Subsidiary Guarantees and this Indenture except for those surviving obligations specified above.

SECTION 9.02                       LEGAL DEFEASANCE AND COVENANT DEFEASANCE.

(a)           The Company may at its option terminate its obligations in respect of the Securities by delivering all outstanding Securities to the Trustee for cancellation and paying all sums payable by it on account of principal of and interest on all Securities or otherwise.  In addition to the foregoing, the Company may, at its option, at any time elect to have either paragraph (b) or (c) below be applied to all outstanding Securities, subject in either case to compliance with the conditions set forth in Section 9.03.

(b)           Upon the Company’s exercise under paragraph (a) hereof of the option applicable to this paragraph (b) the Company shall, subject to the satisfaction of the conditions set forth in Section 9.03, be deemed to have paid and discharged the entire indebtedness represented by the outstanding Securities, except for (i) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Securities when such payments are due, (ii) the Company’s obligations with respect to the Securities concerning issuing temporary Securities, registration of Securities, mutilated, destroyed, lost or stolen Securities and the maintenance of an office or agency for payments, (iii) the rights, powers, trust, duties and immunities of the Trustee under this Indenture and the Company’s obligations in connection therewith, (iv) Article Three of this Indenture and (v) Article Nine of this Indenture (hereinafter, “LEGAL DEFEASANCE”).  Subject to compliance with this Article Nine, the Company may exercise its option under this paragraph (b) notwithstanding the prior exercise of its option under paragraph (c) hereof.

(c)           Upon the Company’s exercise under paragraph (a) hereof of the option applicable to this paragraph (c), the Company shall, subject to the satisfaction of the conditions set forth in Section 9.03, be released from its obligations under the covenants contained in Sections 4.03 through 4.13, inclusive, Sections 4.15 through 4.19, inclusive, and Article Five with respect to the outstanding Securities (hereinafter, “COVENANT DEFEASANCE”) and thereafter any omission to comply with such Obligations shall not constitute a Default or an Event of Default with respect to the Securities.  In addition, upon the Company’s exercise under paragraph (a) hereof of the option applicable to this paragraph (c), subject to the satisfaction of the conditions set forth in Section 9.03, any failure or omission to comply with such Obligations shall not constitute a Default or Event of Default with respect to the Securities.

SECTION 9.03                       CONDITIONS TO LEGAL DEFEASANCE OR COVENANT DEFEASANCE.

In order to exercise either Legal Defeasance pursuant to Section 9.02(b) or Covenant Defeasance pursuant to Section 9.02(c):

(a)           the Company must irrevocably deposit or cause to be deposited with the Trustee, in trust, for the benefit of the Holders, cash in U.S. legal tender or United States Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, on and interest on the Securities on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(b)           in the case of an election under 9.02(b), the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee or confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of this Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Securities will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c)           in the case of an election under Section 9.02(c), the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service, a ruling or (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that the Holders of the Securities will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)           no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned at any time in the period ending on the 91st day after the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(e)           such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of or constitute a Default under any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(f)            the Company shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

(g)           the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

(h)           the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Senior Indebtedness, including without limitation those arising under this Indenture and (B) assuming no intervening bankruptcy or insolvency of the Company between the date of deposit and the 91st day following the deposit and that no Holder is an insider of the Company, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar law affecting creditors’ rights generally.

Notwithstanding the foregoing, the opinion of Counsel required by clause (b) above need not be delivered if all securities not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable on the Final Maturity Date within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

SECTION 9.04                       APPLICATION OF TRUST MONEY; TRUSTEE ACKNOWLEDGMENT AND INDEMNITY.

The Trustee shall hold in trust money or United States Government Obligations deposited with it pursuant to this Article nine, and shall apply the deposited money and the money from United States Government Obligations in accordance with this Indenture solely to the payment of principal of and interest on the Securities.

After such delivery or irrevocable deposit and delivery of any Officers’ Certificate or Opinion of Counsel, the Trustee upon request shall acknowledge in: writing the discharge of the Company’s Obligations under the Securities and this Indenture except for those surviving obligations specified above.

The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the United States Government Obligations deposited pursuant to this Article Nine or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of outstanding Securities.

SECTION 9.05                       REPAYMENT TO COMPANY.

Subject to Sections 8.07 and 9.04, the Trustee and the Paying Agent shall promptly pay to the Company upon written request any excess money held by them at any time.  The Trustee and the Paying Agent shall promptly pay to the Company request any money held by it for the payment of principal or interest that remains unclaimed for one year; PROVIDED, HOWEVER, that the Trustee or such Paying Agent before being required to make any payment may at the expense of the Company cause to be published once in a newspaper of general circulation in The City of New York or mail to each Holder entitled to such money notice that such money remains unclaimed and that, after a date specified therein which shall be at least 30 days from the date of such publication or mailing, any unclaimed balance of such money then remaining shall be repaid to the Company.  After payment to the Company, Holders entitled to money must look solely to the Company for payment as general creditors unless an applicable abandoned property law designates another person and all liability of the Trustee or Paying Agent with respect to such money shall thereupon cease.

SECTION 9.06                       REINSTATEMENT.

If the Trustee or Paying Agent is unable to apply any money or United States Government Obligations by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s Obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 9.03 until such time as the Trustee or Paying Agent is permitted to apply all such money or United States Government Obligations in accordance with Section 9.03; PROVIDED, HOWEVER, that if the Company has made any payment of principal of, premium, if any, on and interest on any Securities because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Securities to receive such payment from the money or United States Government Obligations held by the Trustee or Paying Agent.

ARTICLE TEN

AMENDMENTS, SUPPLEMENTS AND WAIVERS

SECTION 10.01                     WITHOUT CONSENT OF HOLDERS.

The Company and the Guarantors, if any, when authorized by a resolution of the Board of Directors, and the Trustee may amend or supplement this Indenture or the Securities without notice to or consent of any Holder:

(a)           to cure any ambiguity, defect or inconsistency; PROVIDED, HOWEVER, that such amendment or supplement does not adversely affect the rights of any Holder in any material respect;

(b)           to effect the assumption by a successor Person of all obligations of the Company under the Securities and this Indenture in connection with any transaction complying with Article Five of this Indenture;

(c)           to provide for uncertificated Securities in addition to or in place of certificated Securities;

(d)           to comply with any requirements of the SEC in order to effect or maintain the qualification of this Indenture under the TIA;

(e)           to make any change that would provide any additional benefit or rights to the Holders;

(f)            to make any other change that does not adversely affect the rights of any Holder in any material respect under this Indenture;

(g)           to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company;

(h)           to add a Guarantor in accordance with Section 4.11 or otherwise; or

(i)            to evidence and provide for the acceptance and appointment of a successor Trustee with respect to the Securities;

PROVIDED, HOWEVER, that the Company has delivered to the Trustee an Opinion of Counsel stating that such amendment or supplement complies with the provisions of this Section 10.01.

SECTION 10.02                     WITH CONSENT OF HOLDERS.

Subject to Section 6.07, the Company and the Guarantors, if any, when authorized by a Board Resolution, and the Trustee may modify, amend or supplement, or waive compliance by the Company with any provision of, this Indenture or the Securities with the written consent of the Holders of at least a majority in principal amount of the outstanding Securities.  However, without the consent of each Holder affected, no such modification, amendment, supplement or waiver, including a waiver pursuant to Section 6.04, may:

(a)           change the maturity of the principal of or any installment of interest on any such Security or alter the optional redemption or repurchase provisions of any such Security or this Indenture in a manner adverse to the Holders of the Securities;

(b)           reduce the principal amount of (or the premium of) any such Security;

(c)           reduce the rate of or extend the time for payment of interest on any such Security;

(d)           change the place or currency of payment of principal of (or premium) or interest on any such Security;

(e)           modify any provisions of this Indenture relating to the waiver of past defaults (other than to add sections of this Indenture or the Securities subject thereto) or the right of the Holders of Securities to institute suit for the enforcement of any payment on or with respect to any such Security or Subsidiary Guarantee or the modification and amendment provisions of this Indenture and the Securities (other than to add sections of this Indenture or the Securities which may not be modified, amended, supplemented or waived without the consent of each Holder affected);

(f)            reduce the percentage of the principal amount of outstanding Securities necessary for amendment to or waiver of compliance with any provision of this Indenture or the Securities or for waiver of any Default in respect thereof;

(g)           waive a default in the payment of principal of, interest on, or redemption payment with respect to, the Securities (except a rescission of acceleration of the Securities by the Holders thereof as provided in this Indenture and a waiver of the payment default that resulted from such acceleration);

(h)           modify the ranking or priority of any Security in respect thereof in any manner adverse to the Holders or modify the definition of Senior Indebtedness or amend or modify the subordination provisions of this Indenture in any manner adverse to the Holders of the Securities; or

(i)            modify the provisions of any covenant (or the related definitions) in this Indenture requiring the Company to make an Offer to Purchase in a manner materially adverse to the Holders of Securities affected thereby.

It shall not be necessary for the consent of the Holders under this Section 10.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

After an amendment, supplement or waiver under this Section 10.02 becomes effective, the Company shall mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver.  Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

SECTION 10.03                     COMPLIANCE WITH TRUST INDENTURE ACT.

Every amendment to or supplement of this Indenture or the Securities shall comply with the TIA as then in effect.

SECTION 10.04                     RECORD DATE FOR CONSENTS AND EFFECT OF CONSENTS.

Until an amendment, supplement or, waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder’s Security, even if notation of the consent is not made on any Security.  Subject to the following paragraph, any such Holder or subsequent Holder may revoke the consent as to such Holder’s Security or portion of a security by notice to the Trustee or the Company received before the date on which the Trustee receives an Officers’ Certificate certifying that the Holders of the requisite principal amount of Securities have consented (and not theretofore revoked such consent) to the amendment, supplement or waiver (at which time such amendment, supplement or waiver shall become effective).

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders of Securities entitled to consent to any amendment, supplement or waiver.  If a record date is fixed, then those persons who were Holders of Securities at such record date (or their duly designated proxies), and only those persons, shall be entitled to consent to such amendment, supplement or waiver or to revoke any consent previously given, whether or not such persons continue to be Holders of such Securities after such record date.  No such consent shall be valid or effective for more than 120 days after such record date.  The Trustee is entitled to rely upon any electronic instruction from beneficial owners to the Holders of any Global Security.

After an amendment, supplement or waiver becomes effective, it shall bind every Holder, unless it makes a change described in any of clauses (a) through (i) of Section 10.02.  In that case the amendment, supplement or waiver shall bind each Holder of a Security who has consented to it and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder’s Security.

SECTION 10.05                     NOTATION ON OR EXCHANGE OF SECURITIES.

If an amendment, supplement or waiver changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee.  The Trustee may place an appropriate notation on the Security about the changed terms and return it to the Holder.  Alternatively, if the Company or the Trustee so determine, the Company in exchange for the Security shall issue and the Trustee shall authenticate a new Security that reflects the changed terms.  Failure to make the appropriate notation or issue a new Security shall not affect the validity and effect of such amendment, supplement or waiver.

SECTION 10.06                     TRUSTEE TO SIGN AMENDMENTS, ETC.

The Trustee shall be entitled to receive, and shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of any amendment, supplement or waiver authorized pursuant to this Article Ten is authorized or permitted by this Indenture, that all conditions precedent thereto have been met, and that such amendment, supplement or waiver constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms (subject to customary exceptions).  The Trustee may, but shall not be obligated to, execute any such amendment, supplement or waiver which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

ARTICLE ELEVEN

MISCELLANEOUS

SECTION 11.01                     TRUST INDENTURE ACT CONTROLS.

This Indenture is subject to the provisions of the TIA that are required to be a part of this Indenture, and shall, to the extent applicable, be governed by such provisions.  If any provision of this Indenture modifies any TIA provision that may be so modified, such TIA provision shall be deemed to apply to this Indenture as so modified.  If any provision of this Indenture excludes any TIA provision that may be so excluded, such TIA provision shall be excluded from this Indenture.

The provisions of TIA Sections 310 through 317 that impose duties on any Person (including the provisions automatically deemed included unless expressly excluded by this Indenture) are a part of and govern this Indenture, whether or not physically contained herein.

SECTION 11.02                     NOTICES.

Any notice or communication shall be sufficiently given if in writing and delivered in person, by facsimile and confirmed by overnight courier, or mailed by first-class mail addressed as follows:

if to the Company or the Guarantors:

MTS, INCORPORATED

2500 Del Monte Street, Bldg. C

West Sacramento, CA 95691

Attention:

Facsimile:               (916) 373-2471

Telephone:            (916) 373-2500

if to the Trustee:

The Bank of New York

101 Barclay Street Floor 8W

New York, NY 10286

Attention:  Corporate Trust Administration

Ref: MTS, Incorporated

Facsimile:  (212) 815-

The Company or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

Any notice or communication mailed, first-class, postage prepaid, to a Holder including any notice delivered in connection with TIA Section 310(b), TIA Section 313(c), TIA Section 314(a) and TIA Section 315(b), shall be mailed to him at his address as set forth on the register of Securities kept by the Registrar and shall be sufficiently given to him if so mailed within the time prescribed.  To the extent required by the TIA, any notice or communication shall also be mailed to any Person described in TIA Section 313(c).

Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.  Except for a notice to the Trustee, which is deemed given only when received, if a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

SECTION 11.03                     COMMUNICATIONS BY HOLDERS WITH OTHER HOLDERS.

Holders may communicate pursuant to TIA Section 312(b) with other Holders with respect to their rights under this Indenture or the Securities.  The Company, the Trustee, the Registrar and any other person shall have the protection of TIA Section 312(c).

SECTION 11.04                     CERTIFICATE AND OPINION AS TO CONDITIONS PRECEDENT.

Upon any request or application by the Company to the Trustee to take or refrain from taking any action under this Indenture, the Company shall furnish to the Trustee at the request of the Trustee:

(1)           an Officers’ Certificate in form and substance satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2)           an Opinion of Counsel in form and substance satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such eligible and qualified Persons as to other matters, and any such Person may certify or given an opinion as to such matters in one or several documents.

Any certificate or opinion of an Officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such Officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous.  Any certificate or opinion of counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating the information on which counsel is relying unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

SECTION 11.05                     STATEMENTS REQUIRED IN CERTIFICATE.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(1)           a statement that the person making such certificate has read such covenant or condition;

(2)           a brief statement as to the nature and scope of the examination or investigation upon which the statements contained in such certificate are based;

(3)           a statement that, in the opinion of such person, such person has made such examination or investigation as is necessary to enable such person to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)           a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

SECTION 11.06                     RULES BY TRUSTEE, PAYING AGENT, REGISTRAR.

The Trustee may make reasonable rules for action by or at a meeting of Holders.  The Paying Agent or Registrar may make reasonable rules for its functions.

SECTION 11.07                     GOVERNING LAW.

THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN THIS INDENTURE, THE SECURITIES AND THE SUBSIDIARY GUARANTEES WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

The parties to this Indenture each hereby irrevocably submits to the non-exclusive jurisdiction of any New York State or federal court sitting in the Borough of Manhattan in The City of New York in any action or proceeding arising out of or relating to the Securities, the Guarantees or this Indenture, and all such parties hereby irrevocably agree that all claims in respect of such action or proceeding may be heard and determined in such New York State or federal court and hereby irrevocably waive, to the fullest extent that they may legally do so, the defense of an inconvenient forum to the maintenance of such action or proceeding.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE SECURITIES, THE GUARANTEES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 11.08                     NO RECOURSE AGAINST OTHERS.

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the Securities or the Subsidiary Guarantees, as the case may be, or this Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation.  Each Holder by accepting a Security waives and releases all such liability.  The waiver and release are part of the consideration for the issuance of the Securities.

SECTION 11.09                     SUCCESSORS.

All agreements of the Company in this Indenture and the Securities shall bind its successor.  All agreements of each Guarantor in this Indenture shall bind its successor.  All agreements of the Trustee in this Indenture shall bind its successor.

SECTION 11.10                     COUNTERPART ORIGINALS.

The parties may sign any number of copies of this Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.

SECTION 11.11                     SEVERABILITY.

In case any provision in this Indenture, in the Securities or in the Subsidiary Guarantees shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, and a Holder shall have no claim therefor against any party hereto.

SECTION 11.12                     NO ADVERSE INTERPRETATION OF OTHER AGREEMENTS.

This Indenture may not be used to interpret another indenture, loan or debt agreement of the Company or a Subsidiary of the Company.  Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

SECTION 11.13                     LEGAL HOLIDAYS.

If a payment date is not a Business Day at a place of payment, payment may be made at that place on the next succeeding Business Day.

SECTION 11.14                     ACTS OF HOLDERS.

(a)           Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company.  Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of Holders signing such instrument or instruments.  Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section 1.04.

(b)           The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to such officer the execution thereof.  Where such execution is by a signer acting in a capacity other than such signer’s individual capacity, such certificate or affidavit shall also constitute sufficient proof of such signer’s authority.  The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

(c)           The ownership of Securities shall be proved by the Holder list maintained under Section 2.05 hereunder.

(d)           Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

(e)           If the Company shall solicit from the Holders any request, demand, authorization, direction, notice, consent, waiver or other Act, the Company may, at its option, by or pursuant to a Board Resolution, fix in advance a record date for the determination of Holders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other Act, but the Company shall have no obligation to do so.  If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other Act may be given before or after such record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purposes of determining whether Holders of the requisite proportion of outstanding Securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other Act, and for that purpose the outstanding Securities shall be computed as of such record date; provided that no such authorization, agreement or consent by the Holders on such record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than six months after the record date.

ARTICLE TWELVE

GUARANTEE

SECTION 12.01                     UNCONDITIONAL GUARANTEE.

Subject to the provisions of Article Thirteen, each Person who becomes a Guarantor pursuant to Section 4.11 of this Indenture shall hereby fully and unconditionally, jointly and severally, guarantee (each, a “SUBSIDIARY GUARANTEE”) to each Holder of a Security authenticated by the Trustee and to the Trustee and its successors and assigns that the principal of and interest on the Securities will be promptly paid in full when due, subject to any applicable grace period, whether at maturity, by acceleration or otherwise, and interest on the overdue principal and (to the extent permitted by applicable law) interest on any overdue interest on the Securities and all other Obligations of the Company to the Holders or the Trustee hereunder (including but not limited to those provided in Section 8.07 hereof) or under the Securities will be promptly paid in full or performed, all in accordance with the terms hereof and thereof, subject, however, to the limitations set forth in Section 13.04.  Each Guarantor hereby agrees that its Obligations hereunder shall be full and unconditional, irrespective of the validity, regularity or enforceability of the Securities or this Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Securities with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor.  Each Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenants that the Guarantee will not be discharged except by complete performance of the Obligations contained in the Securities, this Indenture, and this Subsidiary Guarantee.  The Obligations of each Guarantor hereunder shall not be affected by (a) the failure of any Holder or the Trustee to assert any claim or demand or to enforce any right or remedy against the Company or any other Person under this Indenture, the Securities, or any other agreement or otherwise; (b) any extension or renewal of any thereof; (c) any rescission, waiver, amendment or modification of any of the terms or provisions of this rescission, waiver, amendment or modification of any of the terms or provisions of this Indenture, the Securities or any other agreement; (d) the release of any security held by any Holder or the Trustee for the Obligations or any of them; (e) the failure of any Holder or the Trustee to exercise any right or remedy against any other guarantor of the Obligations; or (f) any change in the ownership of such Guarantor.

Each Guarantor further agrees that its Subsidiary Guaranty herein constitutes a guarantee of payment, performance and compliance when due (and not a guarantee of collection) and waives any right to require that any resort be had by any Holder or the Trustee to any security held for payment of the Obligations.

If any Holder or the Trustee is required by any court or otherwise to return to the Company, any Guarantor, or any custodian, trustee, liquidator or other similar official acting in relation to the Company or any Guarantor, any amount paid by the Company or any Guarantor to the Trustee or such Holder, this Subsidiary Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.  Each Guarantor further agrees that, as between each Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article Six for the purpose of this Subsidiary Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any acceleration of such obligations as provided in Article Six, such obligations (whether or not due and payable) shall forth become due and payable by each Guarantor for the purpose of this Subsidiary Guarantee.

Each Guarantor agrees that it shall not be entitled to any right of subrogation, contribution, exoneration, indemnification or reimbursement in relation to her Holders in respect of any Obligations guaranteed hereby until payment in full of all Obligations guaranteed hereby.  If any amount shall be paid to such Guarantor in violation of the preceding sentence at any time prior to the later of the payment in full of the Securities and all other amounts payable under this Indenture and under each Subsidiary Guarantee upon the Stated Maturity of the Securities, such amount shall be held in trust for the benefit of the Holders and the Trustee and shall forthwith be paid to the Trustee to be credited and applied to the Securities and all other amounts payable under each Subsidiary Guarantee, whether matured or unmatured, in accordance with the terms of this Indenture, or to be held as security for any Obligations or other amounts payable under any Subsidiary Guarantee thereafter arising.

Each Guarantor acknowledges that it will receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the waiver set forth in this

Section 12.01 is knowingly made in contemplation of such benefits.  Each Guarantor further agrees that, as between it, on the one hand, and the Holders and the Trustee, on the other hand, (x) subject to this Article Twelve, the maturity of the Obligations guaranteed hereby may be accelerated as provided in Article Six for the purposes of each Subsidiary Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the Obligations guaranteed hereby, and (y) in the event of any acceleration of such Obligations guaranteed hereby as provided in Article Six, such Obligations (whether or not due and payable) shall, forthwith become due and payable by the Guarantor for the purposes of each Subsidiary Guarantee.

Each Guarantor also agrees to pay any and all costs and expense (including reasonable attorneys’ fees) incurred by the Trustee or any Holder in enforcing any rights under this Section 12.01.

SECTION 12.02                     SEVERABILITY.

In case any provision of this Subsidiary Guarantee shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 12.03                     RELEASE OF A GUARANTOR.

If the Securities are defeased in accordance with the terms of this Indenture, or if a Guarantor becomes an Unrestricted Subsidiary or if all or substantially all of the assets of any Guarantor or a majority of the Equity Interests of any Guarantor are sold (including by issuance or otherwise) or transferred by the Company in a transaction constituting an Asset sale and (x) the Net Cash Proceeds from such Asset Sale are used in accordance with Section 4.08 or (y) the Company delivers to the Trustee an Officers’ Certificate to the effect that the Net Cash Proceeds from such Asset Sale shall be used in accordance with Section 4.08 and within the time limits specified by Section 4.08, then each Guarantor (in the case of defeasance) or such Guarantor (in the event of a sale or other disposition of a majority of the Equity Interests of such Guarantor) or the Person acquiring such assets (in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor) shall be released and discharged from all obligations under this Article Twelve without any further action required on the part of the Trustee or any Holder.  The Trustee shall, at the sole cost and expense of the Company and upon receipt at the reasonable request of the Trustee of an Opinion of Counsel that the provisions of this Section 12.03 have been complied with, deliver an appropriate instrument evidencing such release upon receipt of a request by the Company accompanied by an Officers’ Certificate certifying as to the compliance with this Section 12.03.  Any Guarantor not so released remains liable for the full amount of principal of and interest on the Securities and the other obligations of the Company hereunder as provided in this Article Twelve.

SECTION 12.04                     LIMITATION OF GUARANTOR’S LIABILITY.

Each Guarantor, and by its acceptance hereof each Holder and the Trustee, hereby confirms that it is the intention of all such parties that the guarantee by such Guarantor pursuant to its Guarantee not constitute a fraudulent transfer or conveyance for purposes of title 11 of the

United States Code, as amended, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar U.S. Federal or state or other applicable law.  To effectuate the foregoing intention, the Holders and each Guarantor hereby irrevocably agree that the obligations of each Guarantor under its Guarantee shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to Section 12.05, result in the obligations of such Guarantor under its Guarantee not constituting such a fraudulent transfer or conveyance.

SECTION 12.05                     CONTRIBUTION.

In order to provide for just and equitable contribution among the Guarantors, the Guarantors agree, inter se, that in the event any payment or distribution is made by any Guarantor (a “FUNDING GUARANTOR”) under the Guarantee, such Funding Guarantor shall be entitled to a contribution from all other Guarantors in a pro rata amount, based on the net assets of each Guarantor (including the Funding Guarantor), determined in accordance with GAAP, subject to Section 12.04, for all payments, damages and expenses incurred by such Funding Guarantor in discharging the Company’s obligations with respect to the Securities or any other Guarantor’s obligations with respect to the Guarantee.

SECTION 12.06                     SUBORDINATION OF SUBROGATION AND OTHER RIGHTS.

Each Guarantor hereby agrees that any claim against the Company that arises from the payment, performance or enforcement of such Guarantor’s obligations under its Guarantee or this Indenture, including, without limitation, any right of subrogation, shall be subject and subordinate to, and no payment with respect to any such claim of such Guarantor shall be made before, the payment in full in cash of all outstanding Securities in accordance with the provisions provided therefor in this Indenture.

SECTION 12.07                     SUCCESSORS AND ASSIGNS.

This Article Twelve shall be binding upon each Guarantor and its successors and assigns and shall insure to the benefit of the successors and assigns of the Trustee and the Holders and, in the event of any transfer or assignment of rights by any Holder or the Trustee, the rights and privileges conferred upon that party in this Indenture and in the Securities shall automatically extend to and be vested in such transferee or assignee, all subject to the terms and conditions of this Indenture.

SECTION 12.08                     NO WAIVER.

Neither a failure nor a delay on the part of either the Trustee or the Holders in exercising any right, power or privilege under this Article Twelve shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege.  The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and not exclusive of any other rights, remedies or benefits which either may have under this Article Twelve at law, in equity, by statute or otherwise.

SECTION 12.09                     EXECUTION AND DELIVERY OF SUBSIDIARY GUARANTEE.

To evidence its Subsidiary Guarantee set forth in Section 12.01, each Guarantor hereby agrees that a notation of such Subsidiary Guarantee substantially in the form included in Exhibit A shall be endorsed by an Officer of such Guarantor on each Security authenticated and delivered by the Trustee and that the Company shall cause all Guarantors to execute a Supplemental Indenture substantially in the form of Exhibit C.

Each Guarantor hereby agrees that its Subsidiary Guarantee set forth in Section 12.01 shall remain in full force and effect notwithstanding any failure to endorse on each Security a notation of such Subsidiary Guarantee.

If an Officer whose signature is on this Indenture or on the Subsidiary Guarantee no longer holds that office at the time the Trustee authenticates the Security on which a Subsidiary Guarantee is endorsed, the Subsidiary Guarantee shall be valid nevertheless.

The delivery of any Security by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Subsidiary Guarantee set forth in this Indenture on behalf of the Guarantors.

ARTICLE THIRTEEN

SUBORDINATION OF GUARANTEE

SECTION 13.01                     AGREEMENT TO SUBORDINATE.

Each Guarantor agrees, and each Holder by accepting a Security agrees, that the Indebtedness evidenced by the Securities and other Obligations with respect to the Securities (including the Subsidiary Guarantee) are subordinated in right of payment, to the extent and in the manner provided in this Article Thirteen, to the payment when due of all Guarantor Senior Indebtedness of such Guarantor and that such subordination is for the benefit of and enforceable by the holders of Guarantor Senior Indebtedness.  The Subsidiary Guarantees shall in all respects rank pari passu with all other Guarantor Senior Subordinated Indebtedness of a Guarantor, and only Indebtedness of a Guarantor which is Guarantor Senior Indebtedness will rank senior to the Securities and the Subsidiary Guarantees in accordance with the provisions set forth herein.  All provisions of this Article Thirteen shall be subject to Section 13.12.

SECTION 13.02                     LIQUIDATION, DISSOLUTION, BANKRUPTCY.

Upon any payment or distribution of the assets of a Guarantor upon a total or partial liquidation or dissolution or reorganization or bankruptcy of or similar proceeding relating to a Guarantor or its property:

(1)           holders of Guarantor Senior Indebtedness of such Guarantor shall be entitled to receive payment in full in cash or cash equivalents of all Guarantor Senior Indebtedness of such Guarantor before Holders shall be entitled to receive any payment of principal of or interest on or other obligations with respect to the Securities; and

(2)           until the Guarantor Senior Indebtedness of such Guarantor is paid in full in cash or cash equivalents, or other form acceptable to holders of Guarantor Senior Indebtedness, any payment or distribution to which Holders would be entitled but for the provisions of this Article Thirteen shall be made to holders of Guarantor Senior Indebtedness as their interests may appear.

SECTION 13.03                     DEFAULT ON GUARANTOR SENIOR INDEBTEDNESS.

No Guarantor may pay the principal of, premium (if any), or interest on, and other Obligations with respect to, the Securities or the Subsidiary Guarantees or make any deposit pursuant to Section 9.01 or repurchase, redeem or otherwise retire any Securities or the Subsidiary Guarantees (collectively, “PAY THE SECURITIES”) if (i) any Guarantor Senior Indebtedness is not paid in cash or cash equivalents when due or (ii) any other default on Guarantor Senior Indebtedness occurs and the maturity of such Guarantor Senior Indebtedness is accelerated in accordance with its terms unless, in either case, (x) the default has been cured or waived or is no longer continuing and/or and any such acceleration has been rescinded or (y) such Guarantor Senior Indebtedness has been paid in full in cash or cash equivalents, or other form acceptable to holders of Guarantor Senior Indebtedness; PROVIDED, HOWEVER, that the Guarantor may pay the Securities but subject to the provisions of the first sentence of this Section 13.03 and the provisions of Section 13.02, without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representatives of the Designated Senior Indebtedness with respect to which either of the events set forth in clause (i) or (ii) of this sentence has occurred or is continuing.  During the continuance of any default (other than a default described in clause (i) or (ii) of the preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, a Guarantor may not pay the Securities (except (i) in Qualified Equity Interest issued by such Guarantor to pay interest on the Securities or issued in exchange for its Subsidiary Guarantee, (ii) in securities substantially identical to its Subsidiary Guarantee issued by such Guarantor in payment of interest accrued thereon or (iii) in securities issued by such Guarantor which are subordinated to the Guarantor Senior Indebtedness at least to the same extent as its Subsidiary Guarantee and having a Weighted Average Life to Maturity at least equal to the remaining Weighted Average Life to Maturity of the Securities, as long as the court, in approving any payment or distribution or stock or securities of the type described in the preceding clauses (i)-(iii), gives effect to the subordination provisions set for in this Indenture) for a period (a “GUARANTOR PAYMENT BLOCKAGE PERIOD”) commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a “GUARANTOR BLOCKAGE NOTICE”) of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Guarantor Payment Blockage Period and ending 179 days thereafter (or earlier if such Guarantor Payment Blockage Period is terminated (i) by written notice to the Trustee and the Company from the Person or Persons who gave such Guarantor Blockage Notice, (ii) because the default giving rise to such Guarantor Blockage Notice is no longer continuing or (iii) because such Designated Senior Indebtedness has been repaid in full.)  Notwithstanding the provisions of the immediately preceding sentence, but subject to the provisions of the first sentence of this Section 13.03 and the provisions of Section 13.02, the Guarantor may resume payments on the Securities after the end of such

Payment Blockage Period.  Not more than one Blockage Notice may be given, and not more than one Payment Blockage Period may occur, in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period.

SECTION 13.04                     ACCELERATION OF PAYMENT OF SECURITIES.

If a notice is required pursuant to the first sentence of Section 7.04, no Guarantor may pay the Securities (except payment (i) in Qualified Equity Interest issued by the Guarantor to pay interest on the Securities or issued in exchange for its Subsidiary Guarantee, (ii) in securities substantially identical to the Subsidiary Guarantee issued by the Guarantor in payment of interest accrued thereon or (iii) in securities issued by the Guarantor which are subordinated to the Guarantor Senior Indebtedness at least to the same extent as the Subsidiary Guarantee and have a Weighted.  Average Life to Maturity at least equal to the remaining Weighted Average Life to Maturity of the Securities, as long as the court, in approving any payment or distribution or stock or securities of the type described in the preceding clauses (i)-(iii), gives effect to the subordination provisions set forth in this Indenture), until five Business Days after the respective Representative of the Designated Senior Indebtedness receives notice (at the address specified in the preceding sentence) of such acceleration and, thereafter, may pay the Securities only if the provisions of this Article Thirteen otherwise permit payment at that time.

SECTION 13.05                     WHEN DISTRIBUTION MUST BE PAID OVER.

If a payment or distribution is made to the Trustee or to Holders that because of this Article Thirteen should not have been made to them, the Trustee (except as provided in Section 13.09) or the Holders who receive such payment or distribution shall hold it in trust for holders of Guarantor Senior Indebtedness and promptly pay it over to them as their respective interests may appear.

SECTION 13.06                     SUBROGATION.

After all Guarantor Senior Indebtedness is paid in full in cash or cash equivalents, or other form acceptable to holders of Senior Indebtedness, and until the Securities are paid in full, Holders shall be subrogated to the rights of holders of Guarantor Senior Indebtedness to receive distributions applicable to Guarantor Senior Indebtedness.  A distribution made under this Article Thirteen to holders of Guarantor Senior Indebtedness which otherwise would have been made to Holders is not, as between the Guarantor, its creditors other than Holders of Guarantor Senior Indebtedness and the Holders, a payment by any Guarantor of Guarantor Senior Indebtedness.

SECTION 13.07                     RELATIVE RIGHTS.

This Article Thirteen defines the relative rights of Holders of the Securities on the one hand and holders of Guarantor Senior Indebtedness on the other hand.  Nothing in this Indenture shall:

(1)           impair, as between the Guarantor and the Holders, the obligation of any Guarantor, which is absolute and unconditional, to pay principal of, premium, if any, on and interest on the Securities in accordance with their terms; or

(2)           prevent the Trustee or any Holder from exercising its available remedies upon a Default or Event of Default, subject to the rights of holders of Guarantor Senior Indebtedness to receive payments or distributions otherwise payable to Holders.

SECTION 13.08                     SUBORDINATION MAY NOT BE IMPAIRED BY GUARANTOR.

No right of any holder of Guarantor Senior Indebtedness to enforce the subordination of the Indebtedness evidenced by the Securities or the Subsidiary Guarantees shall be impaired by any act or failure to act by any Guarantor or by the failure of any Guarantor to comply with this Indenture.

SECTION 13.09                     RIGHTS OF TRUSTEE AND PAYING AGENT.

Notwithstanding Section 13.03, the Trustee or Paying Agent may continue to make payments on the Securities and shall not be charged with knowledge of the existence of facts that would prohibit the making of any such payments unless, not less than one Business Day prior to the date of such payment, a Trust Officer of the Trustee receives notice satisfactory to it that payments may not be made under this Article Twelve.  A Guarantor, the Registrar or co-registrar, the Paying Agent, a Representative or a holder of Guarantor Senior Indebtedness may give the notice; PROVIDED, HOWEVER, that if an issue of Guarantor Senior Indebtedness has a Representative, only the Representative may give the notice.  Each Paying Agent shall have the same rights and obligations under this Article Thirteen as does the Trustee.

The Trustee in its individual or any other capacity may hold Guarantor Senior Indebtedness with the same rights it would have if it were not Trustee.  The Registrar and co-registrar and the Paying Agent may do the same with like rights.  The Trustee shall be entitled to all the rights set forth in this Article Thirteen with respect to any Guarantor Senior Indebtedness which may at any time be held by it, to the same extent as any other holder of Guarantor Senior Indebtedness; and nothing in Article Thirteen shall deprive the Trustee of any of its rights as such holder.  Nothing in this Article Thirteen shall apply to claims of, or payments to, the Trustee under or pursuant to Section 8.07.

SECTION 13.10                     DISTRIBUTION OR NOTICE TO REPRESENTATIVE.

Whenever a payment or distribution is to be made or a notice given to holders of Guarantor Senior Indebtedness, the payment or distribution may be made and the notice given to their Representative (if any).

SECTION 13.11                     ARTICLE THIRTEEN NOT TO PREVENT EVENTS OF DEFAULT OR LIMIT RIGHT TO ACCELERATE.

The failure to make a payment in respect of the Securities by reason of any provision in this Article Thirteen shall not be construed as preventing the occurrence of a Default or Event of Default.  Nothing in this Article Thirteen shall have any effect on the right of the Holders or the Trustee to accelerate the maturity of the Securities.

SECTION 13.12                     TRUST MONEYS NOT SUBORDINATE.

Notwithstanding anything contained herein to the contrary, payments from money or the proceeds of U.S. Government Obligations held in trust under Article Nine by the Trustee for the payment of principal of and interest on the Securities shall not be subordinated to the prior payment of any Guarantor Senior Indebtedness or subject to the restrictions set forth in this Article Thirteen, and none of the Holders shall be obligated to pay over any such amount to such Guarantor, any holder of Guarantor Senior Indebtedness of such Guarantor, or any other creditor of such Guarantor.

SECTION 13.13                     TRUSTEE ENTITLED TO RELY.

Upon any payment or distribution pursuant to this Article Thirteen, the Trustee and the Holders shall be entitled to rely (i) upon any order or decree of a court of competent jurisdiction in which any proceedings of the nature referred to in Section 13.02 are pending, (ii) upon a certificate of the liquidating trustee or agent or other Person making such payment or distribution to the Trustee or to the Holders or (iii) upon the Representatives for the holders of Guarantor Senior Indebtedness for the purpose of ascertaining the Persons entitled to participate in such payment or distribution, the holders of Guarantor Senior Indebtedness and other Indebtedness of any Guarantor, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article Thirteen.  In the event that the Trustee determines, in good faith, that evidence is required with respect to the right of any Person as a holder of Guarantor Senior Indebtedness to participate in any payment or distribution pursuant to this Article Thirteen, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of Guarantor Senior Indebtedness held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and other facts pertinent to the rights of such Person under this Article Thirteen, and, if such evidence is not furnished, the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment or distribution.  The Trustee shall have the right to seek a declaratory judgment as to any right of such Person to receive such payment or distribution.  The provisions of Sections 8.01 and 8.02 shall be applicable to all actions or omissions of actions by the Trustee pursuant to this Article Thirteen.

SECTION 13.14                     TRUSTEE TO EFFECTUATE SUBORDINATION.

Each Holder by accepting a Security authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination between the Holder and the holders of Guarantor Senior Indebtedness as provided in this Article Thirteen and appoints the Trustee as attorney-in-fact for any and all such purposes.

SECTION 13.15                     TRUSTEE NOT FIDUCIARY FOR HOLDERS OF GUARANTOR SENIOR INDEBTEDNESS.

The Trustee shall not be deemed to owe any fiduciary duty to the holders of Guarantor Senior Indebtedness and, subject to the first sentence of Section 13.09, shall not be liable to any such holders if it shall mistakenly pay over or distribute to Holders or the Guarantor, or any other

Person, money or assets to which any holders of Guarantor Senior Indebtedness shall be entitled by virtue of this Article Thirteen or otherwise.

SECTION 13.16                     RELIANCE BY HOLDERS OF GUARANTOR SENIOR INDEBTEDNESS ON SUBORDINATION PROVISIONS.

Each Holder by accepting a Security acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement and a consideration to each holder of any Guarantor Senior Indebtedness, whether such Guarantor Senior Indebtedness was created or acquired before or after the issuance of the Securities, to acquire and continue to hold, or to continue to hold, such Guarantor Senior Indebtedness and such holder of Guarantor Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold, or in continuing to hold, such Guarantor Senior Indebtedness.

SIGNATURES

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the date first written above.

MTS, INCORPORATED

By:

Name:

Title:

THE BANK OF NEW YORK, not in its individual capacity but solely as Trustee

By:

Name:

Title:

EXHIBIT A

[FORM OF SECURITY]

MTS, INCORPORATED

Senior Subordinated Note due 2009

No.	CUSIP No.

MTS, INCORPORATED, a California corporation (the “COMPANY”, which term includes any successor corporation), for value received, promises to pay to CEDE & CO. or registered assigns the principal sum of                               Dollars [IF THE SECURITY IS A GLOBAL SECURITY, THEN INSERT — , or such other principal amount as may be set forth in the records of the Trustee as referred to in accordance with the Indenture,], on May 1, 2005.

Interest Payment Dates:             and           , commencing on         , 2004.

Interest Record Dates:             and           .

Reference is made to the further provisions of this Security contained herein, which will for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Company has caused this Security to be signed manually or by facsimile by its duly authorized officers.

MTS, INCORPORATED

By:

Name:

Title:

By:

Name:

Title:

Dated:

[FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION]

This is one of the Senior Subordinated Notes due 2009, described in the within-mentioned Indenture.

Dated:

THE BANK OF NEW YORK,

as Trustee

By:

Authorized Signatory

(REVERSE OF SECURITY)

MTS, INCORPORATED

Senior Subordinated Note due 2009

1.             INTEREST.

MTS, INCORPORATED, a California corporation (the “COMPANY”), promises to pay interest on the principal amount of this Security semi-annually in arrears on         , and          (each, an “INTEREST PAYMENT DATE”), commencing           , 2004, at the rate specified below until payment of said principal amount has been paid in full.  This Security shall bear interest at the rate of 10% per annum if paid entirely in cash or, at the Company’s option when authorized by a Board Resolution, at the rate of 12% per annum paid in a combination of 2% in cash and 10% in Additional Securities.  Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The Company shall pay interest in cash on overdue principal from time to time on demand and on overdue installments of interest (without regard to any applicable grace periods) to the extent lawful from time to time on demand, in each case at a rate equal to 1% in excess of the cash interest rate borne by the Securities.

2.             METHOD OF PAYMENT.

Payment of the principal of (and premium, if any) and any such interest on this Security [IF THIS SECURITY IS A GLOBAL SECURITY, THEN INSERT – shall be made by deposit of Additional Securities, in the case of interest payable in kind, or by wire transfer of immediately available funds, in the case of interest payable in cash, to the accounts specified by the Holder of this Security.] [INSERT IF THE SECURITY IS NOT A GLOBAL SECURITY – will be made at the office or agency of the Company in the Borough of Manhattan, The City of New York, New York, maintained for such purpose and at any other office or agency maintained by the Company for such purpose, in Securities, in the case of interest payable in kind, or in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts, in the case of interest payable in cash; PROVIDED, HOWEVER, that all payments of the principal (and premium, if any) and interest on Securities to the extent paid in cash, the Holders of which hold more than $5.0 million in principal amount and have given wire transfer instructions to the Company or its agent at least 10 Business Days prior to the applicable payment date, shall be made by wire transfer of immediately available funds to the accounts specified by such Holders in such instructions.]

3.             PAYING AGENT AND REGISTRAR.

Initially, The Bank of New York (the “TRUSTEE”) will act as Paying Agent and Registrar.  The Company may change any Paying Agent or Registrar without notice to the Holders.  The Company may, subject to certain exceptions, act as Registrar.

4.             INDENTURE.

The Company issued the Securities under an Indenture, dated as of           , 2004 (the “INDENTURE”), between the Company and the Trustee.  Capitalized terms herein are used as defined in the Indenture unless otherwise defined herein.  This Security is one of a duly authorized issue of Securities of the company designated as its Senior Subordinated Notes due 2009 (the “INITIAL SECURITIES”), limited in aggregate principal amount to $30,000,000, which may be issued under the Indenture, except for Additional Securities and as provided in Section 2.07 of the Indenture.  The Securities include the Initial Securities and the Additional Securities.  All Securities issued under the Indenture are treated as a single class of securities under the Indenture.  The terms of the Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) (the “TIA”), as in effect on the date of the Indenture (except as otherwise indicated in the Indenture) until such time as the Indenture is qualified under the TIA, and thereafter as in effect on the date on which the Indenture is qualified under the TIA.  Notwithstanding anything to the contrary herein, the Securities are subject to all such terms, and holders of Securities are referred to the Indenture and the TIA for a statement of them.  The Securities are general unsecured obligations of the Company.  The Securities are subordinated in right of payment to all Senior Indebtedness of the Company to the extent and in the manner provided in the Indenture.  Each Holder of a Security, by accepting a Security, agrees to such subordination, authorizes the Trustee to give effect to such subordination and appoints the Trustee as attorney-in-fact for such purpose.

5.             OPTIONAL REDEMPTION.

The Securities will be redeemable at the option of the Company, in whole or in part, at any time after the Issue Date at the redemption price of 101% of the principal amount, plus accrued and unpaid interest thereon, if any, to the Redemption Date (subject to the right of holders of record on the relevant Interest Record Date to receive interest due on the relevant Interest Payment Date).

6.             NOTICE OF REDEMPTION.

Notice of redemption will be mailed by first-class mail at least 30 days but not more than 60 days before the Redemption Date to each Holder of Securities to be redeemed at its registered address.  The Trustee may select for redemption portions of the principal amount of Securities that have denominations equal to or larger than $1,000 principal amount.  Securities and portions of them the Trustee so selects shall be in amounts of $1,000 principal amount or integral multiples thereof.

If any Security is to be redeemed in part only, the notice of redemption that relates to such Security shall state the portion of the principal amount thereof to be redeemed.  A new Security in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Security.  On and after the Redemption Date, interest will cease to accrue on Securities or portions thereof called for redemption so long as the Company has deposited with the Paying Agent for the Securities funds in satisfaction of the redemption price pursuant to the Indenture and the Paying Agent is not prohibited from paying such funds to the Holders pursuant to the terms of the Indenture.

7.             CHANGE OF CONTROL OFFER.

Following the occurrence of a Change of Control (the date of such occurrence being the “CHANGE OF CONTROL DATE”), the Company shall, within 60 days after the Change of Control Date, be required to offer to purchase all Securities then outstanding at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of such purchase (subject to the right of Holders of record on the relevant Interest Record Date to receive interest due on the relevant Interest Payment Date).

8.             LIMITATION ON DISPOSITION OF ASSETS.

The Company is, subject to certain conditions and certain exceptions, obligated to offer to purchase the Securities at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of such purchase (subject to the right of Holders of record on the Interest Relevant Record Date to receive interest due on the relevant Interest Payment Date) with the proceeds of certain asset dispositions.

9.             DENOMINATIONS; TRANSFER; EXCHANGE.

The Securities are in registered form, without coupons, in denominations of $1.00 and integral multiples of $1.00.  A Holder shall register the transfer of or exchange Securities in accordance with the Indenture.  The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay certain transfer taxes or similar governmental charges payable in connection therewith as permitted by the Indenture.  The Registrar need not register the transfer of or exchange any Securities or portions thereof selected for redemption, except the unredeemed portion of any security being redeemed in part.

10.           PERSONS DEEMED OWNERS.

The registered Holder of a Security shall be treated as the owner of it for all purposes.

11.           UNCLAIMED FUNDS.

If funds for the payment of principal or interest remain unclaimed for one year, the Trustee and the Paying Agent will repay the funds to the Company at their written request.  After that, all liability of the Trustee and such Paying Agent with respect to such funds shall cease.

12.           LEGAL DEFEASANCE AND COVENANT DEFEASANCE.

The Company may be discharged from its Obligations under the Indenture and the Securities, except for certain provisions thereof, and may be discharged from Obligations to comply with certain covenants contained in the Indenture and the Securities, in each case upon satisfaction of certain conditions specified in the Indenture.

13.           AMENDMENT, SUPPLEMENT; WAIVER.

Subject to certain exceptions, the Indenture and the Securities may be amended or supplemented with the written consent of the Holders of at least a majority in aggregate principal amount of the Securities then outstanding, and any existing Default or Event of Default or compliance with any provision may be waived with the consent of the Holders of a majority in aggregate principal amount of the Securities then outstanding.  Without notice to or consent of any Holder, the parties thereto may amend or supplement the Indenture and the Securities to, among other things, cure any ambiguity, defect or inconsistency, provide for uncertificated Securities in addition to or in place of certificated Securities or comply with any requirements of the SEC in connection with the qualification of the Indenture under the TIA, or make any other change that does not materially adversely affect the rights of any Holder of a Security.

14.           RESTRICTIVE COVENANTS.

The Indenture contains certain covenants that, among other things, limit the ability of the Company and the Restricted Subsidiaries to make restricted payments, to incur indebtedness, to sell assets, to permit restrictions on dividends and other payments by Subsidiaries to the Company, to consolidate, merge or sell all or substantially all of its assets and to engage in transactions with affiliates.  The limitations are subject to a number of important qualifications and exceptions.  The Company must report annually to the Trustee on compliance with such limitations.

15.           DEFAULTS AND REMEDIES.

If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of Securities then outstanding may declare all the Securities to be due and payable immediately in the manner and with the effect provided in the Indenture.  Holders of Securities may not enforce the Indenture or the Securities except as provided in the Indenture.  The Trustee is not obligated to enforce the Indenture or the Securities unless it has received indemnity satisfactory to it.  The Indenture permits, subject to certain limitations therein provided, Holders of a majority in aggregate principal amount of the Securities then outstanding to direct the Trustee in its exercise of any trust or power.  The Trustee may withhold from Holders of Securities notice of certain continuing Defaults or Events of Default if it determines that withholding notice is in their interest.

16.           TRUSTEE DEALINGS WITH COMPANY.

The Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Securities and may otherwise deal with the Company, its Subsidiaries or its Affiliates as if it were not the Trustee.

17.           NO RECOURSE AGAINST OTHERS.

No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the Securities or the Subsidiary Guarantees, as the case may be, or the Indenture or for any claim based on, in respect of, or by reason of, such Obligations or their creation.  Each Holder by accepting a Security waives and releases all such liability.  The waiver and release are part of the consideration for the issuance of the Securities.

18.           AUTHENTICATION.

This Security shall not be valid until the Trustee or authenticating agent signs the certificate of authentication on this Security.

19.           ABBREVIATIONS AND DEFINED TERMS.

Customary abbreviations may be used in the name of a Holder of a Security or an assignee, such as: TEN COM (= tenants in common), TEN ENT (tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

20.           CUSIP NUMBERS.

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Securities as a convenience to the Holders of the Securities.  No representation is made as to the accuracy of such numbers as printed on the Securities and reliance may be placed only on the other identification numbers printed hereon.

21.           GOVERNING LAW.

The laws of the State of New York shall govern the Indenture and this Security without regard to principles of conflicts of laws to the extent that the application of the laws of another jurisdiction would be required thereby.

[FORM OF SUBSIDIARY GUARANTEE]

SENIOR SUBORDINATED GUARANTEE

For value received, the undersigned Guarantor (as defined in the Indenture referred to in the Security upon which this notation is endorsed) hereby unconditionally guarantees on a senior subordinated basis (such Guarantee by the Guarantor being referred to herein as the “SUBSIDIARY GUARANTEE”) the due and punctual payment of the principal of, premium, if any, and interest on the Securities, whether at maturity, by acceleration or otherwise, the due and punctual payment of interest on the overdue principal, premium and interest on the Securities, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee, all in accordance with the terms set forth in Article Twelve of the Indenture (as defined below).  This Subsidiary Guarantee will become effective in accordance with Article Twelve of the Indenture and its terms shall be evidenced therein.  The validity and enforceability of any Subsidiary Guarantee shall not be affected by the fact that it is not affixed to any particular Security.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Indenture dated as of           , 2004, among MTS, INCORPORATED and THE BANK OF NEW YORK, as trustee, as amended or supplemented (the “INDENTURE”).

The obligations of the undersigned to the Holders of Securities and to the Trustee pursuant to this Subsidiary Guarantee and the Indenture are expressly set forth in Article Twelve of the Indenture and reference is hereby made to the Indenture for the precise terms of the Subsidiary Guarantee and all of the other provisions of the Indenture to which this Subsidiary Guarantee relates.

The obligations of the Guarantor to the Holders of Securities and to the Trustee pursuant to the Subsidiary Guarantee and the Indenture are expressly set forth, and are expressly subordinated and subject in right of payment to the prior payment in full of all Guarantor Senior indebtedness (as defined in the Indenture) of such Guarantor, to the extent and in the manner provided in Article Twelve and Article Thirteen of the Indenture, and reference is hereby made to such Indenture for the precise terms of the Subsidiary Guarantee therein made.

This Subsidiary Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication on the Securities upon which this Subsidiary Guarantee is noted shall have been executed by the Trustee under the Indenture by the manual signature of one of its authorized officers.

This Subsidiary Guarantee shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws to the extent that the application of the laws of another jurisdiction would be required thereby.

This Subsidiary Guarantee is subject to release upon the terms set forth in the Indenture.

[GUARANTORS]

By:
Name:
Title:

ASSIGNMENT FORM

I or we assign and transfer this security to

(Print or type name, address and zip code of assignee or transferee)

(Insert Social Security or other identifying number of assignee or transferee)

and irrevocably appoint
agent to transfer this Security on the books of the Company. The agent may substitute another to act for him.

Dated:	Signed:
(Signed exactly as name appears on the other side of this Security)

Signature Guarantee:
Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor program reasonably acceptable to the Trustee)

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Security purchased by the Company pursuant to Section 4.06 or Section 4.13 of the Indenture, check the appropriate box:

Section 4.06 ☐	Section 4.13 ☐

If you want to elect to have only part of this Security purchased by the Company pursuant to Section 4.06 or Section 4.13 of the Indenture, state the amount:  $

Dated:	Signed:
(Signed exactly as name appears on the other side of this Security)

Signature Guarantee:
Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor program reasonably acceptable to the Trustee)

SCHEDULE OF CHANGES IN INTERESTS IN THE GLOBAL SECURITY(1)

The following reflects issuances of Additional Securities, exchanges of a part of this Global Security for an interest in another Global Security or for a Physical Security, or exchanges of a part of another Global Security or Physical Security for an interest in this Global Security, have been made:

DATE OF EXCHANGE	AMOUNT OF DECREASE IN PRINCIPAL AMOUNT OF THIS GLOBAL SECURITY	AMOUNT OF INCREASE IN PRINCIPAL AMOUNT OF THIS GLOBAL SECURITY	PRINCIPAL AMOUNT OF THIS GLOBAL SECURITY FOLLOWING SUCH DECREASE (OR INCREASE)	SIGNATURE OF AUTHORIZED OFFICER OF TRUSTEE OR CUSTODIAN

(1)   This should be included only if the Security is issued in global form.

EXHIBIT B

FORM OF LEGEND FOR GLOBAL SECURITIES

Any Global Security authenticated and delivered hereunder shall bear a legend (which would be in addition to any other legends required in the case of a Restricted Security) in substantially the following form:

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE OF A DEPOSITORY OR A SUCCESSOR DEPOSITORY.  THIS SECURITY IS NOT EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE ISSUERS OR THEIR AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF CEDE & CO. OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN SECTION 2.15 OF THE INDENTURE.

EXHIBIT C

FORM OF SUPPLEMENTAL INDENTURE

This Supplemental Indenture, dated as of              (this “SUPPLEMENTAL INDENTURE”), among [name of future Subsidiary Guarantor] (the “GUARANTOR”), MTS, INCORPORATED (together with is successors and assigns, the “COMPANY”), each other then existing Guarantor under the Indenture referred to below, and THE BANK OF NEW YORK, as Trustee under the Indenture referred to below:

W I T N E S S E T H:

WHEREAS, the Company and the Trustee have heretofore executed and delivered an Indenture, dated as of           , 2004 (as amended, supplemented, waived or otherwise modified, the “INDENTURE”), providing for the initial issuance of an aggregate principal amount of $30,000,000 of Senior Subordinated Notes due 2009 of the Company (the “SECURITIES”);

WHEREAS, Section 4.11 of the Indenture provides that the Company is required to cause each Restricted Subsidiary other than a Foreign Subsidiary that meets certain requirements specified therein to execute and deliver to the Trustee a Subsidiary Guarantee pursuant to which such Subsidiary Guarantor will unconditionally Guarantee, on a joint and several basis with any other Subsidiary Guarantors, the full and prompt payment of the principal of, premium, if any, on and interest on the Securities on a senior subordinated basis; and

WHEREAS, pursuant to Section 10.1 of the Indenture, the Trustee and the Issuers are authorized to execute and deliver this Supplemental Indenture to amend the Indenture, without the consent of any Holder;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guarantor, the Issuers, the other Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Securities as follows:

ARTICLE I

Definitions

Section 1.1             Defined Terms.  As used in this Subsidiary Guarantee, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined.  The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

Agreement to be Bound; Subsidiary Guarantee

Section 2.1             Agreement to be Bound.  The Guarantor hereby becomes a party to the Indenture, as a Guarantor and as such will have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture.  The Guarantor agrees to be bound by all of the provisions of the Indenture applicable to a Guarantor and to perform all of the obligations and agreements of a Guarantor under the Indenture.

Section 2.2             Subsidiary Guarantee.  The Guarantor hereby fully, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, jointly and severally with each other Guarantor, to each Holder of the Securities and the Trustee, the full and punctual payment when due, whether at maturity, by acceleration, by redemption or otherwise, of the Obligations pursuant to Article Twelve of the Indenture on a senior subordinated basis.

ARTICLE III

Miscellaneous

Section 3.1             Notices.  All notices and other communications to the Guarantor shall be given as provided in the Indenture to the Guarantor, at its address set forth below, with a copy to the Issuers as provided in the Indenture for notices to the Issuers.

Section 3.2             Parties.  Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

Section 3.3             Governing Law.  This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 3.4             Severability Clause.  In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

Section 3.5             Ratification of Indenture; Supplemental Indentures Part of Indenture.  Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all terms, conditions and provisions thereof shall remain in full force and effect.  This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby.  The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture.

Section 3.6             Counterparts.  The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

Section 3.7             Headings.  The headings of the Articles and the sections in this Guarantee are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

[GUARANTOR], as a Guarantor

By:

Name:

Title:

THE BANK OF NEW YORK, not in its individual capactiy but solely as Trustee

By:

Name:

Title:

MTS, INCORPORATED, L.P.

By:

Name:

Title:

[EXISTING GUARANTORS]

By:

Name:

Title:

EXHIBIT D

CERTIFICATE TO BE DELIVERED UPON EXCHANGE
OR REGISTRATION OF TRANSFER OF SECURITIES

Re:          Senior Subordinated Notes due 2009
(the “Securities”) of MTS, INCORPORATED

This Certificate relates to $                  principal amount of Securities held in the form of*         a beneficial interest in a Global Security or*               Physical Securities by                                   (the “TRANSFEROR”).

The Transferor:*

☐            has requested by written order that the Registrar deliver in exchange for its beneficial interest in the Global Security held by the Depositary a Physical Security or Physical Securities in definitive, registered form of authorized denominations and an aggregate number equal to its beneficial interest in such Global Security (or the portion thereof indicated above); or

☐            has requested that the Registrar by written order exchange or register the transfer of a Physical Security or Physical Securities.

In connection with such request and in respect of each such Security, the Transferor does hereby certify that the Transferor is familiar with the Indenture relating to the above captioned Securities and the restrictions on transfers thereof as provided in Section 2.16 of such Indenture, and that the transfer of the Securities does not require registration under the Securities Act of 1933, as amended (the “ACT”), because*:

☐            Such Security is being acquired for the Transferor’s own account, without transfer (in satisfaction of Section 2.15 of the Indenture).

☐            Such Security is being transferred to a “qualified institutional buyer” (as defined in Rule 144A under the Act), in reliance on Rule 144A.

☐            Such Security is being transferred to an institutional “accredited investor” (within the meaning of subparagraph (a)(1), (2), (3) or (7) of Rule 501 under the Act) which delivers a certificate to the Trustee in the form of EXHIBIT D to the Indenture.

☐            Such Security is being transferred in reliance on Rule 144 under the Act.

☐            Such Security is being transferred in reliance on and in compliance with an exemption from the registration requirements of the Act other than Rule 144A or Rule 144 under the Act to a person other than an institutional “accredited investor.”  An Opinion of Counsel to the effect that such transfer does not require registration under the Securities Act accompanies this certification.

[INSERT NAME OF TRANSFEROR]

By:
[Authorized Signatory]

Date:

*Check applicable box.

EXHIBIT E

FORM OF TRANSFEREE LETTER OF REPRESENTATION

MTS, INCORPORATED

THE BANK OF NEW YORK

Ladies and Gentlemen:

This certificate is delivered to request a transfer of $               principal amount of the Senior Subordinated Notes due 2009 (the “NOTES”) of MTS, INCORPORATED (the “COMPANY”).  Upon transfer, the Notes would be registered in the name of the new beneficial owner as follows:

Name:

Address:

Taxpayer ID Number:

The undersigned represents and warrants to you that:

1.             We are an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act of 1933 (the “SECURITIES ACT”)) purchasing for our own account or for the account of such an institutional “accredited investor” at least $250,000 principal amount of the Notes, and we are acquiring the Notes not with a view to, or for offer or sale in connection with, any distribution in violation of the Securities Act.  We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risk of our investment in the Notes and we invest in or purchase securities similar to the Notes in the normal course of our business.  We and any accounts for which we are acting are each able to bear the economic risk of our or its investment.

2.             We understand that the Notes have not been registered under the Securities Act and, unless so registered, may not be sold except as permitted in the following sentence.  We agree on our own behalf and on behalf of any investor account for which we are purchasing Notes to offer, sell or otherwise transfer such Notes prior to the date which is two years after the later of the date of original issue and the last date on which the Company or any affiliate of the Company was the owner of such Notes (or any predecessor thereto) (the “RESALE RESTRICTION TERMINATION DATE”) only (a) to the Company, (b) pursuant to a registration statement which has been declared effective under the Securities Act, (c) in a transaction complying with the requirements of Rule 144A under the Securities Act, to a person we reasonably believe is a qualified institutional buyer under Rule 144A (a “QIB”) that purchases for its own account or for the account of a QIB and to whom notice is given that the transfer is being made in reliance on Rule 144A, (d) pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, (e) to an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act that is purchasing for its own account or for the account of such an institutional “accredited investor,” in each case in a minimum principal amount of Notes of $250,000, or (f) pursuant to any other available exemption from the registration requirements of the Securities Act, subject in each of the foregoing cases to any requirement of law that the disposition of our property or the property of such investor account or accounts be at all times within our or their control and in compliance with any applicable state securities laws.  The foregoing restrictions on resale will not apply subsequent to the Resale Restriction Termination Date.  If any resale or other transfer of the Notes is proposed to be made pursuant to clause (e) above prior to the Resale Restriction Termination Date, the transferor shall deliver a letter from the transferee substantially in the form of this letter to the Company and the Trustee, which shall provide, among other things, that the transferee is an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act and that it is acquiring such Notes for investment purposes and not for distribution in violation of the Securities Act.  Each purchaser acknowledges that the Company and the Trustee reserve the tight prior to any offer, sale or other transfer prior to the Resale Restriction Termination Date of the Notes pursuant to clause (d), (e) or (f) above to require the delivery of an opinion of counsel, certificates and/or other information satisfactory to the Company and the Trustee.

Dated:	TRANSFEREE:

By:

EXHIBIT F

Form of Certificate To Be
Delivered in Connection
with Regulation S Transfers

MTS, INCORPORATED

c/o THE BANK OF NEW YORK

Re:          MTS, INCORPORATED (the “Company”)
Senior Subordinated Notes due 2009 (the “Securities”)

Ladies and Gentlemen:

In connection with our proposed sale of $                    aggregate principal amount of the Securities, we confirm that such sale has been effected pursuant to and in accordance with Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, we represent that:

(1)           the offer of the Securities was not made to a person in the United States;

(2)           either (a) at the time the buy offer was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States, or (b) the transaction was executed in, on or through the facilities of a designated off-shore securities market and neither we nor any person acting on our behalf knows that the transaction has been prearranged with a buyer in the United States;

(3)           no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable;

(4)           the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

(5)           we have advised the transferee of the transfer restrictions applicable to the Securities.

You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.  Defined terms used herein without definition have the respective meanings provided in Regulation S.

Very truly yours,

[Name of Transferor]

By:
[Authorized Signatory]

EXHIBIT I

FORM OF AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
MTS, INCORPORATED

The undersigned,                                 and                                , do hereby certify:

First:  They are the duly elected and acting President and Secretary, respectively, of MTS, INCORPORATED, a California corporation (the “Corporation”).

Second: The Articles of Incorporation of the Corporation are amended and restated to read in full as follows:

Article I

The name of the Corporation is MTS, INCORPORATED.

Article II

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.  The Corporation elects to be governed by all of the provisions of the General Corporation Law of 1977 not otherwise applicable to it under Chapter 23 thereof.

Article III

A.            Authorized Capitalization.  The Corporation is authorized to issue two classes of shares designated “Common Stock” and “Preferred Stock,”  respectively.  The total number of shares of all classes of stock which the Corporation shall have authority to issue is one hundred one million (101,000,000) shares.  The number of shares of Preferred Stock which the Corporation is authorized to issue is one million (1,000,000) shares.  The number of shares of Common Stock which the Corporation is authorized to issue is one hundred million (100,000,000) shares.  Effective upon the filing of these Amended and Restated Articles of Incorporation, and without any further action on the part of the Corporation or its shareholders, each share of Class B Common Stock of the Corporation then issued and outstanding shall automatically be converted into 1,500 fully paid and nonassessable shares of Common Stock.  The Corporation’s Class A Common Stock is hereby cancelled.

B.            Preferred Stock.  The Preferred Stock may be issued from time to time in one or more series.  The Board of Directors is hereby authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any such series of Preferred Stock and the designation of any such series of Preferred Stock.  The Board of Directors, within the limits and restrictions stated in this Article III or in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series.

C.            Common Stock.  Upon any dissolution of the Corporation, the holders of Common Stock are entitled to share ratably in the assets thereof that may be available for distribution after satisfaction of creditors and the payment of any liquidation preference of any outstanding shares of Preferred Stock.  Dividends or distributions as may be determined by the Board of Directors of the Corporation from time to time may be declared and paid or made upon the Common Stock out of any source at the time lawfully available for the payment of dividends.  In all matters put before a vote of the holders of Common Stock, the holders of Common Stock shall have one (1) vote per share.

D.            Quorum.  The holders of shares entitled to cast a majority of the votes that could be a vote thereon shall constitute a quorum.

Article IV

1.             The liability of the directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

2.             This Corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the corporation and its shareholders through bylaw provisions or through agreements with the agents, or through shareholder resolutions, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the Corporations Code.

Article V

The Board of Directors is expressly authorized to make, alter or repeal the bylaws of the Corporation.

Article VI

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Amended and Restated Articles of Incorporation, in the manner now or hereafter prescribed by statute, except as otherwise provided herein and all rights conferred upon the shareholders herein are granted subject to this reservation.

Article VII

This Article VII shall become effective only when the Corporation becomes a listed corporation within the meaning of Section 301.5 of the Corporations Code. The ability of shareholders to cumulate votes in the election of directors shall automatically be eliminated.

Third:  The foregoing Amended and Restated Articles of Incorporation have been duly approved by the Board of Directors.

Fourth:  The foregoing Amended and Restated Articles of Incorporation have been duly approved by the required vote of shareholders in accordance with Sections 902 and 903 of the Corporations Code.  The total number of outstanding shares of the Corporation entitled to vote on this amendment is 1,000 shares of Class B Common Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required.  The percentage vote required was a majority of the shares of Class B Common Stock.  There were no shares of Class A Common Stock or Preferred Stock issued or outstanding.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: , 200 , at Sacramento, California.

/s/ [ ]
[ ]
[PRESIDENT]

/s/ [ ]
[ ]
[SECRETARY]